Annual Report 2023

2

# Our Clinical Pipeline

Most advanced development stage

| Program[1] Indication | PHASE 1 | PHASE 2 | PHASE 3 | LAUNCHED |
|---|---|---|---|---|
| Pelabresib MANIFEST-2 / Myelofibrosis | ● | ● | ● | ○ |
| MANIFEST / Myelofibrosis/essential thrombocythemia | ● | ● | ○ | ○ |
| Tulmimetostat Advanced solid tumors/ hematologic malignancies | ● | ● | ○ | ○ |

[1] In February 2024, Incyte obtained exclusive rights worldwide to tafasitamab. Incyte will assume full responsibility and cover all costs going forward for the development and commercialization of the asset.

# Clinical Programs Developed by Partners (Selection)

Most advanced development stage

| Program / Partner(s) Indication | PHASE 1 | PHASE 2 | PHASE 3 | LAUNCHED |
|---|---|---|---|---|
| Ianalumab (VAY736) / Novartis Autoimmune diseases | ● | ● | ● | ○ |
| Abelacimab (MAA868) / Anthos Therapeutics Associated thrombosis | ● | ● | ● | ○ |
| Setrusumab (BPS804/UX143) / Mereo / Ultragenyx Osteogenesis imperfecta | ● | ● | ● | ○ |
| Bimagrumab / Lilly Obesity | ● | ● | ○ | ○ |
| Felzartamab / I-Mab / HI-Bio r/r multiple myeloma[1] | ● | ● | ● | ○ |
| IGNAZ[2] / Immunoglobulin A nephropathy | ● | ● | ○ | ○ |
| M-PLACE[2] / Anti-PLA2R-positive membranous nephropathy | ● | ○ | ○ | ○ |
| New-PLACE[2] / Anti-PLA2R-positive membranous nephropathy | ● | ● | ○ | ○ |
| NOV-8 (CMK389) / Novartis Pulmonary sarcoidosis | ● | ● | ○ | ○ |
| MOR210/TJ210/HIB210[3] / I-Mab / HI-Bio r/r advanced solid tumors | ● | ○ | ○ | ○ |

[1] I-Mab Biopharma holds the exclusive regional rights to develop and commercialize felzartamab in Greater China.

[2] HI-Bio obtained exclusive rights to develop and commercialize felzartamab across all indications worldwide, with the exception of Greater China.

[3] HI-Bio obtained exclusive worldwide rights to develop and commercialize MOR210 across all indications worldwide, with the exception of Greater China and South Korea. I-Mab Biopharma holds the exclusive rights for MOR210 in Greater China and South Korea.

Pipeline products are under clinical investigation and there is no guarantee any investigational product will be approved by regulatory authorities.

## See our latest reports online

You can also find our Group's current annual and non-financial reports in both English and German online. Simply go to our website. We look forward to your visit.



**Annual Report**
https://reports.morphosys.com/2023

**Non-Financial Report**
https://reports.morphosys.com/2023#csr

© MorphoSys, March 2024

3

# Key Figures (IFRS)

## MorphoSys Group (in million €, if not stated otherwise)

| | 12/31/23 | 12/31/22 | 12/31/21 | 12/31/20 | 12/31/19 | 12/31/18 | 12/31/17 | 12/31/16 | 12/31/15 | 12/31/14 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Results** | | | | | | | | | | |
| Revenues | 238.3 | 278.3 | 179.6 | 327.7 | 71.8 | 76.4 | 66.8 | 49.7 | 106.2 | 64.0 |
| Cost of Sales | -58.4 | -48.6 | -32.2 | -9.2 | -12.1 | -1.8 | 0.0 | 0.0 | 0.0 | 0.0 |
| R&D Expenses | -283.6 | -297.8 | -225.2 | -139.4 | -108.4 | -106.4 | -113.3 | -94.0 | -78.7 | -56.0 |
| Selling Expenses | -81.4 | -92.4 | -121.5 | -107.7 | -22.7 | -6.4 | -4.8 | -2.4 | 0.0 | 0.0 |
| G&A Expenses | -65.8 | -60.1 | -78.3 | -51.4 | -36.7 | -21.9 | -15.7 | -13.4 | -15.1 | -14.1 |
| Personnel Expenses (Excluding Stock-Based Compensation) | -143.9 | -151.8 | -171.1 | -117.1 | -54.4 | -39.2 | -37.1 | -33.7 | -32.4 | -26.7 |
| Consolidated Net Profit/(Loss) | -189.7 | -151.1 | -514.5 | 97.9 | -103.0 | -56.2 | -69.8 | -60.4 | 14.9 | -3.0 |
| **Balance Sheet** | | | | | | | | | | |
| Total Assets | 2,026.3 | 2,396.9 | 2,556.3 | 1,659.5 | 496.4 | 538.8 | 415.4 | 463.6 | 400.1 | 426.5 |
| Cash and Financial Assets | 680.5 | 907.2 | 976.9 | 1,244.0 | 357.4 | 454.7 | 312.2 | 359.5 | 298.4 | 352.8 |
| Intangible Assets | 1,186.4 | 1,242.8 | 1,173.9 | 71.0 | 44.8 | 47.4 | 67.8 | 67.9 | 79.6 | 46.0 |
| Total Liabilities | 1,977.3 | 2,239.5 | 2,311.4 | 1,038.2 | 101.7 | 50.4 | 56.7 | 48.1 | 37.3 | 77.7 |
| **Stockholders' Equity** | 49.0 | 157.4 | 244.9 | 621.3 | 394.7 | 488.4 | 358.7 | 415.5 | 362.7 | 348.8 |
| Equity Ratio (in %) | 2% | 7% | 10% | 37% | 80% | 91% | 86% | 90% | 91% | 82% |
| **MorphoSys Share** | | | | | | | | | | |
| Number of Shares Issued | 37,655,137 | 34,231,943 | 34,231,943 | 32,890,046 | 31,957,958 | 31,839,572 | 29,420,785 | 29,159,770 | 26,537,682 | 26,456,834 |
| Group Earnings/(Loss) per Share, Basic and Diluted (in €) | (5.53) | (4.42) | -15.40 | 0.00 | (3.26) | (1.79) | (2.41) | (2.28) | 0.57 | (0.12) |
| Earnings per Share, Basic (in €) | – | – | 0 | 3.01 | – | – | – | – | – | – |
| Earnings per Share, Diluted (in €) | – | – | 0 | 2.97 | – | – | – | – | – | – |
| **Share Price (in €)** | 34.00 | 13.21 | 33.35 | 93.82 | 126.80 | 88.95 | 76.58 | 48.75 | 57.65 | 76.63 |
| **Personnel Data** | | | | | | | | | | |
| Total Group Employees (Number) | 524 | 629 | 732 | 615 | 426 | 329 | 326 | 345 | 365 | 329 |

Our mission drives us – More life for people with cancer. That’s why our work doesn’t stop when the research is done, or the discovery made. The burden of cancer is vast – on patients, their loved ones, and their healthcare providers – but so are our aspirations to redefine how cancer is treated. More hope. More moments. More life. 4

5

Potential to Shift Myelofibrosis Treatment Paradigm to Combination Therapy Over the past decade, combination therapies, which pair two or more therapies simultaneously, have become increasingly prevalent for the treatment of cancer. This approach has been shown to improve efficacy and potentially reduce drug resistance over monotherapy alone. As a result of its promise, in 2020 researchers were conducting approximately 5,000 clinical trials of novel combination therapies for cancer worldwide. Combination therapy presents an exciting opportunity to advance the standard of care for myelofibrosis, a debilitating blood cancer, as the only approved treatments are monotherapies. This has left patients with significant needs, as none of the available monotherapies address all four hallmarks of the disease: enlarged spleen, anemia, bone marrow fibrosis, and disease-associated symptoms. Physicians, eager to reduce the disease burden for patients, have hailed combination therapy as “the way of the future” in myelofibrosis treatment. “Many myelofibrosis patients experience a compromised quality of life and share with us symptoms such as severe fatigue, night sweats, bone pain, and fever – symptoms that can leave them bedridden for days and unable to participate in daily activities or stay employed. Promising efforts to develop new therapies that may address symptoms and allow patients to engage in their everyday lives bring hope to the myelofibrosis community. For patients, options matter.” Kapila Viges, Chief Executive Officer, MPN (Myeloproliferative Neoplasms) Research Foundation In late 2023, results from the Phase 3 MANIFEST-2 study of our investigational bromodomain and extra-terminal (BET) inhibitor in combination with the current standard of myelofibrosis care, a Janus kinase (JAK) inhibitor, brought us one step closer to making this future a potential reality. 6

7

## Addressing All Four Hallmarks of Myelofibrosis with BET/JAK Inhibitor Combination Therapy

JAK inhibitor monotherapy has been the standard of care for myelofibrosis since the first drug of this class was approved in 2011. However, JAK activity is not the sole contributor to myelofibrosis, and JAK inhibition is only effective for roughly half of patients.

Further, increased levels of pro-inflammatory cytokines have been associated with all four hallmarks of myelofibrosis. Our BET inhibitor may reduce the expression of these cytokines.

Comprehensive results from our Phase 3 MANIFEST-2 study, investigating the targeted combination of BET inhibition and JAK inhibition as a potential first-line myelofibrosis therapy, were presented at the 2023 ASH Annual Meeting in December. The findings were met with great enthusiasm by the myelofibrosis community. Compared to JAK inhibitor monotherapy, the combination therapy:

- **Significantly reduced spleen size, with nearly double the number of patients achieving a ≥35% reduction**
- **Showed a strong positive trend in reducing symptom burden**
- **Improved measures of anemia, including higher hemoglobin response rates, fewer patients requiring transfusions, and fewer anemia adverse events**
- **Improved bone marrow fibrosis grade and reduced average plasma levels of pro-inflammatory cytokines (IL-8, IL-6, TNF-α, and NF-κB-regulated cytokines)**

The combination therapy demonstrated safety results in line with assessments from prior clinical trials. Additionally, pelabresib plus ruxolitinib was associated with fewer grade ≥3 adverse events compared with placebo plus ruxolitinib.

> **"The MANIFEST-2 results are very exciting and well received by our field, showing a clear difference over this past 12-year period with the combination therapy."**
>
> **Ruben A. Mesa,** M.D., FACP, President and Executive Director, Atrium Health Levine Cancer Center and Atrium Health Wake Forest Baptist Comprehensive Cancer Center

The MANIFEST-2 results point towards a potential paradigm shift for the treatment of myelofibrosis – from monotherapy to combination therapy – and we are thrilled about the potential to **offer more hope** for patients with this debilitating disease.

We are sharing Gail's story. Gail is living with myelofibrosis. Learn about her experience and hope for the future

8

Keeping the Patient at the Core of our Work As an organization, MorphoSys places great importance on our ongoing partnership and engagements with patients, caregivers, and advocacy groups. Their experiences are critical to informing new pathways that can address patient needs and fulfill our mission: More life for people with cancer. Our approach to infusing the patient perspective into our company is simple but comprehensive: we incorporate patient and caregiver voices across all aspects of our drug development – from mapping out the earliest stages to designing clinical trials to navigating regulatory processes and beyond. This integration is crucial to our success – because to address patients’ needs, we need to truly understand what those needs are. “We always want to be included in the development of medicines to gather patient insights from the very beginning. Getting those insights early on offers sponsors the potential to design a trial that could enroll faster and clearly demonstrate the need for options to regulatory authorities.” Christine Verini, Chief Executive Officer, CancerCare To successfully partner with patient communities, we strive to communicate with honesty and transparency, regularly seeking, hearing and incorporating patient and caregiver feedback to drive meaningful outcomes. To this end, we focus on four priorities with our advocacy group partners: 1. Education Advocacy groups provide critical education, helping patients and caregivers understand their diseases and the latest innovations in the field. For example, they will play a key role in helping people understand the potential benefits that could result from treating myelofibrosis with a combination therapy versus monotherapy. 2. Engagement Advocacy groups help us tailor medicines to the patients who need them. For example, we work closely with advocacy groups throughout our clinical development – from trial design and patient and site selection to providing regular updates and results as the trial progresses. 3. Access By working closely with advocacy groups, we’re able to reach more patients in need, even after bringing a new medicine to market. Because clinical milestones will remain just data points if patients can’t access these potential life- changing medicines. 4. Champions By bringing patients and caregivers to share their stories with our teams, we’re able to champion their voices in ways that are authentic and respectful to their experience and inspire colleagues to deliver on our mission. Our successful record of partnering with advocacy groups – from facilitating clinical development collaborations to hosting patient speakers at conferences – motivates us to keep working diligently on innovative solutions for cancer care. For us, it’s simple: strengthening our partnerships with advocacy groups means MORE commitment to patients and caregivers. 9

01 The Company 12 Letter to the Shareholders 14 Executive Committee of MorphoSys AG 15 Report of the Supervisory Board 20 Supervisory Board of MorphoSys AG 21 Sustainability at MorphoSys 22 MorphoSys on the Capital Market 26 Non-Financial Group Report 02 Group Management Report 30 Fundamentals of the MorphoSys Group 44 Macroeconomic and Sector-Specific Conditions 45 Analysis of Net Assets, Financial Position, and Results of Operations 61 Outlook and Forecast 64 Risk and Opportunity Report 77 Subsequent Events 78 Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance 03 Financial Statements 99 Consolidated Statement of Profit or Loss (IFRS) 100 Consolidated Statement of Comprehensive Income (IFRS) 101 Consolidated Balance Sheet (IFRS) 103 Consolidated Statement of Changes in Stockholders’ Equity (IFRS) 104 Consolidated Statement of Cash Flows (IFRS) 105 Notes Additional Information 173 Responsibility Statement 174 Independent Auditor’s Report 180 Glossary 182 List of Figures and Tables 10

12 Letter to the Shareholders 14 Executive Committee of MorphoSys AG 15 Report of the Supervisory Board 20 Supervisory Board of MorphoSys AG 21 Sustainability at MorphoSys 22 MorphoSys on the Capital Market 26 Non-Financial Group Report The Company Group Management Report Financial Statements Additional Information 11

Letter to the Shareholders “In 2023, we demonstrated the potential for pelabresib to shift the myelofibrosis treatment paradigm, as results from our Phase 3 MANIFEST-2 study showed that all four disease hallmarks were improved with the pelabresib combination therapy over standard of care. Now, in 2024, we are pleased that Novartis is committing to our promising future – helping to maximize the commercial potential of pelabresib in myelofibrosis and accel- erate development opportunities across our pipeline.” Jean-Paul Kress, M.D., Chief Executive Officer Dear Shareholders, 2023 was a critical and exciting year for MorphoSys. Our groundbreaking work brought hope to patients and their families facing the burdens of cancer. This progress is the embodiment of our mission: More life for people with cancer. Pelabresib – Potential Paradigm Shift in Myelofibrosis Treatment At the American Society of Hematology (ASH) Annual Meeting and Exposition in December 2023, comprehensive results from our Phase 3 MANIFEST-2 study of pelabresib in combination with ruxolitinib in first-line myelofibrosis were presented to a packed room of over 500 attendees. This study demonstrated that the combination of pelabresib, our investigational BET inhibitor, and ruxolitinib improves all four hallmarks of myelofibrosis – enlarged spleen, anemia, bone marrow fibrosis, and disease-associated symptoms – over standard of care at 24 weeks, showcasing the potential for this combination therapy to shift the treatment paradigm for this debilitating and deadly disease. Notably, in the MANIFEST-2 study, pelabresib and ruxolitinib nearly doubled the proportion of patients achieving at least a 35% reduction in spleen volume (SVR35) over placebo and ruxolitinib, meeting the primary endpoint of the study. This was a meaningful result given the known association between spleen volume reduction and patient survival. Additionally, compared with placebo plus ruxolitinib, the combination of pelabresib and ruxolitinib showed a strong positive trend in reducing symptom burden and improvements across measures of anemia and bone marrow fibrosis. Very importantly, the pelabresib and ruxolitinib combination also demonstrated safety results in line with assessments from prior clinical trials. While JAK inhibitors have been an important therapeutic advancement since first being approved in 2011, patients with myelofibrosis urgently need new options to treat this disease. Pursuing approval for pelabresib in first-line myelofibrosis is our top priority. We are now diligently preparing regulatory filings with the intention of submitting applications to the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA). We are confident that our comprehensive pelabresib data package will provide impactful evidence to these regulatory agencies. Monjuvi® (tafasitamab-cxix) – Sales Growth in Approved Indication In 2023, eligible patients with relapsed or refractory diffuse large B-cell lymphoma continued to benefit from Monjuvi® (tafasitamab-cxix), a CD19-targeting immunotherapy, in combination with lenalidomide. U.S. net sales grew to US$ 92.0 million (€ 85.0 million) for the full year despite an increasingly competitive environment. On February 5, 2024, we entered into a Purchase Agreement to sell and transfer all tafasitamab rights worldwide to our long-standing partner, Incyte. We believe Incyte is well positioned to drive tafasitamab’s future growth opportunities forward successfully and more efficiently on its own at this time – ensuring appropriate patients worldwide can benefit from this innovative therapy. The Company Group Management Report Financial Statements Additional Information 12 ›› Letter to the Shareholders

Tulmimetostat – Granted Fast Track Designation by the FDA Beyond pelabresib, we are also very pleased with the progress of tulmimetostat, our investigational next- generation dual inhibitor of EZH2 and EZH1 designed to restore normal gene expression. Preliminary data from our Phase 2 clinical study, presented at the American Society of Clinical Oncology Annual Meeting in June 2023, were met with excitement by physicians, as tulmimetostat showed deep responses in heavily pre-treated patients across a broad array of advanced solid tumors and lymphomas. In September 2023, the FDA granted Fast Track designation for tulmimetostat for the treatment of patients with advanced, recurrent, or metastatic ARID1A-mutated endometrial cancer, whose disease has progressed following at least one prior line of treatment. The designation underscores tulmimetostat’s potential in patients with limited treatment options. We are continuing investigations of this promising agent and look forward to further elucidating its therapeutic potential. Strong Financial Resources In 2023, we maintained a strong financial position, bolstered by our successful raise of € 102.7 million in gross funding following the release of results from our Phase 3 MANIFEST-2 study of pelabresib in first-line myelofibrosis. With this achievement, our cash currently amounts to € 680.5 million, giving us a runway until early 2026. Grateful for Your Support as We Forge Ahead on Our Journey Despite a challenging external environment, we delivered on all strategic priorities in 2023, resulting in a strong, mid- to late-stage oncology pipeline with several best and first- in-class opportunities – with pelabresib at the forefront. As a result of our progress, on February 5, 2024, we also announced that MorphoSys had entered into a Business Combination Agreement to be acquired by Novartis – building on a decade-long development partnership. Novartis intends to offer € 68.00 per share in cash for all MorphoSys’ outstanding common shares, representing a total equity value of € 2.7 billion. The offer price corresponds to a premium of 94% and 142% on the volume weighted average price during the last month and three months, as of the unaffected January 25, 2024 close, respectively. After a thorough review of all strategic options, we firmly believe that the decision to enter into this agreement with Novartis is in the best interest of MorphoSys, our shareholders, and, most importantly, cancer patients and their families. I am confident that Novartis’ global footprint and leadership in oncology innovation will accelerate the speed and scale at which the significant needs of cancer patients are addressed. For shareholders, Novartis’ offer provides attractive, immediate, and certain cash value. For cancer patients, Novartis will help accelerate development opportunities and maximize the commercial potential of pelabresib to benefit patients worldwide. Novartis has the necessary financial resources, additional scientific experience, and global footprint, which are unavailable to MorphoSys as a standalone biotech company, to accomplish these goals. The acquisition process is progressing steadily, and we expect to close the proposed transaction in the first half of 2024. Our progress and the bright future ahead would not have been possible without our exceptional team. I am deeply appreciative of the hard work and unwavering dedication shown by every colleague at MorphoSys. I take immense pride in all we have accomplished together. I would also like to extend my gratitude and sincere thanks to our shareholders, clinicians, patients, and their families for their trust and steadfast support of our clinical and research endeavors. What an incredible year 2023 was at MorphoSys, as we continued our pursuit of innovative medicines for cancer patients. We eagerly look forward to accomplishing more together in 2024. Sincerely, Jean-Paul Kress, M.D. Chief Executive Officer The Company Group Management Report Financial Statements Additional Information 13 ›› Letter to the Shareholders

Executive Committee of MorphoSys AG Jean-Paul Kress, M.D. Chief Executive Officer Lucinda Crabtree, Ph.D. Chief Financial Officer Charlotte Lohmann Chief Legal and Human Resources Officer Tim Demuth, M.D., Ph.D. Chief Research and Development Officer Barbara Krebs-Pohl, Ph.D. Chief Business Officer Joe Horvat General Manager MorphoSys US Thomas Biegi SVP, Head of Corporate Affairs Luisa Ciccarelli SVP, Global Head of Technical Operations The Company Group Management Report Financial Statements Additional Information 14 ›› Executive Committee of MorphoSys AG

Report of the Supervisory Board Cooperation of the Management Board and Supervisory Board During the 2023 financial year, the Supervisory Board comprehensively performed the duties assigned to it by law, the Articles of Association, the Rules of Procedure, and the recommendations of the German Corporate Governance Code (hereinafter referred to as the “Code”) with two justified exceptions as regards the Code in its version dated April 28, 2022 (the “Code 2022”). We regularly advised and continuously oversaw the Management Board in its management of the Company and dealt extensively with the operational and strategic development of the Group. The Management Board fulfilled its duty to inform us and furnish us with periodic written and verbal reports containing timely and detailed information on all business transactions and events of significant relevance to the Company. The Management Board prepared these reports in collaboration with the respective departments. In our Committee meetings and plenary sessions, we had the opportunity to discuss the Management Board’s reports and the proposed resolutions in full. The Management Board answered our questions on strategic topics affecting the Company with a great level of detail and submitted the relevant documents in a timely manner. Any deviations from the business plan were thoroughly explained to us and we were directly involved at an early stage in all decisions relevant to the Company. An appropriate resolution was passed when the Supervisory Board’s approval for individual actions was required by law, the Articles of Association, or the Rules of Procedure. The Supervisory Board members approved all actions by the Management Board requiring Supervisory Board approval based on the documentation provided in advance by the Management Board. When necessary, the Supervisory Board received the support of the relevant Committees and, together with the Management Board, discussed any projects requiring decision. All matters requiring approval were submitted for review by the Management Board to the Supervisory Board on a timely basis. Outside of the meetings of the Supervisory Board plenum and the Committees, the Chair of the Supervisory Board regularly exchanged information and ideas with the Management Board and especially the Chief Executive Officer, Jean-Paul Kress, M.D. The Chair of the Supervisory Board was always kept promptly informed of the current business situation and any significant business transactions. The chairs of the Committees have also had regular contact with the Management Board members in their respective areas of responsibility and individual Management Board members upon request. Supervisory Board Meetings in the 2023 Financial Year and Key Items of Discussion A total of 11 Supervisory Board meetings were held in the 2023 financial year, of which four were in-person meetings and seven took the form of a video conference. The Supervisory Board regularly held closed sessions without participation of the Management Board as part of their Supervisory Board meetings. Except for three Supervisory Board meetings at which in two cases one Supervisory Board member and in one case two Supervisory Board members were unable to attend, all Supervisory Board members were present at all Supervisory Board meetings. A detailed overview of the participation of all Supervisory Board members in the respective Supervisory Board and Committee meetings can be found in the “Statement on Corporate Governance,” which is available on the Company’s website under the heading “Investors > Corporate Governance > Statement on Corporate Governance,” and in the Annual Report on pages 83 to 85. In urgent cases occurring outside of meetings, the Supervisory Board passed resolutions by written procedure. In addition to the above, a one-day in-person strategy meeting took place in November 2023 that primarily addressed: • the Company’s corporate strategy and strategic options; as well as • the financial outlook and financing strategy. During the 2023 financial year, the Supervisory Board paid particular attention to the following topics and passed resolutions on these topics after a thorough review and discussion: • Evaluation of the achievement of the Company goals for 2022 and approval of the Company goals for 2023 as well as pre-discussion of the Company goals for 2024; • Approval of the terms and conditions of the Performance Share Unit Program 2023 and definition of the number of performance share units to be granted to the members of the Management Board under this plan; • Agenda and proposed resolutions for the Annual General Meeting 2023, as well as the nomination of Michael Brosnan and George Golumbeski, Ph.D., as Supervisory Board candidates for re-election at the Annual General Meeting 2023; • Selection of the auditor to be proposed to the Annual General Meeting 2023 for the audit of the 2023 financial year and award of the audit contract to the auditor for the 2023 financial year; • Confirmation of Marc Cluzel, M.D., Ph.D., as Chair of the Supervisory Board and George Golumbeski, Ph.D., as The Company Group Management Report Financial Statements Additional Information 15 ›› Report of the Supervisory Board

Deputy Chair of the Supervisory Board and re- establishment and restaffing of the Committees in the Supervisory Board’s constituent meeting following the Annual General Meeting 2023; • Revision of the Schedule of Responsibilities; • Appointment of Charlotte Lohmann (Chief Legal Officer) as member of the Management Board until August 31, 2023, and conclusion of a corresponding service agreement; • Appointment of Lucinda Crabtree, Ph.D., as member of the Management Board and Chief Financial Officer until August 6, 2026, and conclusion of a corresponding service agreement; • Implementation of a new Claw Back Policy for the Management Board to fulfill a new SEC requirement; • Declaration of Conformity for 2023; • Budget for the 2024 financial year; • Capital increase with gross proceeds of € 102.7 million and related increase of the share capital from € 34,231,943 to € 37,655,137 through a full utilization of the Authorized Capital 2023-II; • Temporary election of Sharon Curran as Deputy Chair of the Supervisory Board for the month of December to ensure the Supervisory Board’s ability to sign the commercial register application for the capital increase at the company’s notary in Munich as it was foreseeable that both the Chairman and the Vice Chairman of the Supervisory Board would have limited flexibility to travel to Munich in December; and • Discussions regarding a potential takeover offer for all shares in the Company. We commissioned an independent remuneration consultant to confirm the appropriateness of the Management Board’s compensation also with a view to its comparability with the remuneration of various levels of employees. We discussed the key performance indicators for the long-term incentive plans for the Management Board and other employees in key positions and agreed upon the key performance indicators for the employees in key positions. Further, we developed and approved the remuneration report for the financial year 2022, which was submitted for approval to the Annual General Meeting 2023. Furthermore, we approved the financial statements for the financial year 2022, acknowledged the half-year results for 2023 and the first and third quarter reports, and dealt with the Statement on Corporate Governance and the Report on Corporate Governance. Our regular discussions in the Supervisory Board’s plenary meetings were focused on MorphoSys’ long-term strategy, Monjuvi® sales performance, revenue and cash development, and the regular financial reports including communication to the investor community and share price development. Further focal points of discussion were the results and progress of the Company’s clinical programs for the development of proprietary drugs, preparation for the Phase 3 data read-out of pelabresib, and the consolidation of the Company’s research and discovery activities. Furthermore, we reviewed the financial outlook for the 2025/2026 financial years and deliberated on MorphoSys’ associated future potential financing needs. In addition, we evaluated how effectively the Supervisory Board and its Committees fulfill their tasks, which was done via a questionnaire that included a joint self-evaluation of the Supervisory Board and its Committees. Furthermore, we kept ourselves regularly informed with respect to the Company’s risk management system, internal audit results, and the internal control and compliance management system. Conflicts of Interest within the Supervisory Board No conflicts of interest arose within the Supervisory Board in the 2023 financial year. Activities and Meetings of Supervisory Board Committees To ensure that its duties are performed efficiently, the Supervisory Board has established three permanent Committees – the Audit Committee, the Remuneration and Nomination Committee, and the Science and Technology Committee – to prepare the issues that fall within the Supervisory Board’s respective areas of responsibility for the Supervisory Board plenum. In each Supervisory Board meeting, the chairs of the Committees report to the Supervisory Board on the Committees’ work and the minutes of the Committee meetings are made available to all Supervisory Board members. The composition of these Committees can be found in the “Statement on Corporate Governance,” which is available on the Company’s website under the heading “Investors > Corporate Governance > Statement on Corporate Governance,” and in the Annual Report on pages 80 to 86. The Audit Committee met on six occasions in the 2023 financial year, four times in person and two times via video conference. All Committee members were present at all Audit Committee meetings. The Audit Committee dealt mainly with accounting issues, quarterly reports, annual financial statements, and consolidated financial statements. The Committee discussed these topics with the Management Board and recommended the approval of the financial statements to the Supervisory Board. The auditor took part in five of the six Audit Committee meetings and informed its members of the audit and review results. The Audit Committee made a recommendation to the Supervisory Board with respect to the Supervisory Board’s proposal at the Annual General Meeting for the election of the independent auditor for the 2023 financial year. For the 2023 financial year, the Supervisory Board commissioned PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Munich (“PwC”) as its auditor. Based on the EU Audit Directive and the German Financial Market Integrity Strengthening Act (“FISG”) the Audit Committee carried out a public tender in 2023 for the The Company Group Management Report Financial Statements Additional Information 16 ›› Report of the Supervisory Board

2024 annual audit and half-year review. As a result, the Audit Committee made a recommendation to the Supervisory Board with respect to the Supervisory Board’s proposal at the Annual General Meeting for the election of the independent auditor for the 2024 financial year. In addition, the Audit Committee dealt with the annual update of a list of permitted and pre-approved non-audit services provided by the auditor. The Committee also discussed the risk management system, the compliance management system, and the results of the internal audit conducted in the 2023 financial year, as well as specific accounting issues under the International Financial Reporting Standards (IFRS) relevant to the Company. Furthermore, the Committee regularly discussed the Company’s Asset Management Policy and the investment recommendations made by the Management Board. The Audit Committee also discussed the 2024 budget and the financial outlook for the 2025/2026 financial years as well as the monitoring of the going-concern assessment. In addition, the Committee monitored the further development of and adaptation to new processes and transactions in the Internal Control over Financial Reporting (ICoFR) system to ensure continuous SOX compliance by the end of 2023. To increase efficiency, there is a joint Remuneration and Nomination Committee, which deliberates on matters relating to remuneration and nomination. The Committee met on five occasions in the 2023 financial year via a video conference. All Committee members participated in all Committee meetings. In its function as a remuneration committee, the Committee mainly dealt with the level of compensation of the Management Board. In addition, the Committee dealt with the preparation of the 2022 remuneration report and recommended the implementation of a Claw Back Policy to fulfill a new SEC requirement for approval to the Supervisory Board. Further, the Committee also commissioned an independent remuneration expert to verify the (horizontal and vertical) appropriateness of the Management Board’s remuneration. Based on this report, the Committee prepared a recommendation on the Management Board’s compensation and submitted this to the Supervisory Board for approval. In addition, the Committee gave careful consideration to the Company goals as a basis for the Management Board’s short-term variable remuneration and offered appropriate recommendations to the Supervisory Board for resolution. The Committee also discussed the key performance indicators of the long-term incentive (“LTI”) plans for the Management Board and other employees in key positions and submitted a proposal for approval to the Supervisory Board regarding the 2023 LTI grant to Management Board members. In its function as a nomination committee, the Committee oversaw a search process for a new CFO that resulted in the appointment of Lucinda Crabtree, Ph.D., as new CFO in August 2023. Further, the Committee prepared the service agreements with Lucinda Crabtree, Ph.D., and Charlotte Lohmann. In addition, this Committee dealt with succession planning within the Management Board and Supervisory Board. The Science and Technology Committee met on four occasions during the 2023 financial year, three times in person and one time via video conference. All Committee members participated in all Committee meetings. The Committee dealt mainly with the Company’s development activities as well as the overall strategy to maximize proprietary drug pipeline opportunities, the Company’s drug development plans and future development strategy, progress in the clinical trials, Medical Affairs organization development, and required budget resources. Moreover, the development of pelabresib, maximizing the myelofibrosis opportunity and expanding into new indications, was examined. The Committee evaluated the execution of the MANIFEST and MANIFEST-2 studies and the MF submission strategy to ensure the forementioned development and endorsed the MANIFEST-2 topline data approach and development plans for expansion to new indications and markets. Additionally, the Committee also reviewed key areas of progress within the tafasitamab program, the frontMIND path into first-line DLBCL, and efforts to raise awareness of CD19 preservation in the context of the evolving treatment landscape. The Committee oversaw the departure of the research organization to support company’s strategic focus. The Committee also evaluated the development of tulmimetostat in multiple indications and monitored the felzartamab program activities’ transition to HI-Bio. The members of the Science and Technology Committee also serve as members of the Ad Hoc Deal Committee, which meets in this function when necessary. The Deal Committee did not meet in the 2023 financial year. Corporate Governance The Supervisory Board devoted its attention to the further development of MorphoSys’ corporate governance, taking the Code into consideration. The Statement on Corporate Governance according to Section 289f HGB, including the detailed Report on Corporate Governance, and the Group Statement on Corporate Governance according to Section 315d HGB can be found on the Company’s website under the heading “Investors > Corporate Governance > Report on Corporate Governance” and in the Annual Report on pages 78 to 97. We also discussed with the Management Board the Company’s compliance with the Code’s recommendations and in two justified cases approved an exception to the recommendations of the Code 2022. Based on this consultation, the Management Board and the Supervisory Board submitted the annual Declaration of Conformity on November 29, 2023. The current version of the Declaration of Conformity can be found in this Annual Report and is permanently available on the Company’s website under the heading “Investors > Corporate Governance > Declaration of Conformity.” The Company Group Management Report Financial Statements Additional Information 17 ›› Report of the Supervisory Board

Changes in the Composition of the Management Board and Supervisory Board In December 2022, the Chief Financial Officer, Sung Lee, resigned as a member of the Management Board with effect as of the end of March 17, 2023. In February 2023, Charlotte Lohmann (Chief Legal Officer) was appointed as a member of the Management Board with effect as of March 1, 2023, until the end of August 31, 2023. In August 2023, Lucinda Crabtree, Ph.D., was also appointed as member of the Management Board and Chief Financial Officer with effect as of August 8, 2023, for a term of three years. No further changes in the composition of the Management Board took place during the 2023 financial year. With effect as of the end of the Annual General Meeting 2023, the term of office of the Supervisory Board members Michael Brosnan and George Golumbeski, Ph.D., ended. The Annual General Meeting 2023 re-elected Michael Brosnan and George Golumbeski, Ph.D., as members of the Supervisory Board. Michael Brosnan was re-elected until the end of the General Meeting that resolves upon the discharge of the Supervisory Board for the second business year following the beginning of the term of office (i.e., presumably until the end of the Annual General Meeting 2026). George Golumbeski, Ph.D., was re-elected until the end of the General Meeting that resolves upon the discharge of the Supervisory Board for the business year 2023 (i.e., presumably until the end of the Annual General Meeting 2024). No further changes in the composition of the Supervisory Board took place during the 2023 financial year. Audit of the Annual Financial Statements and Consolidated Financial Statements For the 2023 financial year, the Company commissioned PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Munich (“PwC”), as its auditor. The consolidated financial statements and the annual financial statements of MorphoSys AG, as well as the Group Management Report and the Management Report for the 2023 financial year, were properly audited by PwC and issued with an unqualified audit opinion. The key topics of the audit for the consolidated and annual financial statements for the 2023 financial year were management override of controls, the risk of fraud in revenue recognition due to potential fictitious manual adjustments to revenue, the valuation of the financial liability from collaborations, the valuation of the financial liabilities arising from the agreements with Royalty Pharma, the recoverability of goodwill and intangible assets related to Constellation Pharmaceuticals Inc., the assessment of the design and effectiveness of internal controls in accordance with SOX 404, the evaluation of the Management Board’s going- concern assessment, as well as for statutory purposes the valuation of the investment in MorphoSys US Inc. In addition, the auditor confirmed that the Management Board had established an appropriate early-risk detection system. The audit reports and documents relating to the consolidated financial statements and the annual financial statements were provided on a timely basis to all Supervisory Board members for review. The audit report, the consolidated financial statements, the Group Management Report of the MorphoSys Group, and the audit report, the annual financial statements, and the Management Report of MorphoSys AG were discussed in detail at the Audit Committee meeting on March 11, 2024, and at the meeting of the Supervisory Board on March 12, 2024. The auditor attended all meetings concerning the consolidated and annual financial statements, the half-year report, and quarterly interim statements and reported on key results of their audit and review, respectively (except for the 1st Quarter Interim Statement, which was not reviewed). The auditor also explained the scope and focus of the audit and review and was available to the Audit Committee and the Supervisory Board to answer questions and provide further information. The Audit Committee discussed the audit results in detail and recommended to the Supervisory Board that it approves the consolidated and annual financial statements prepared by the Management Board. The Supervisory Board also took note of the audit results and, in turn, reviewed the consolidated and annual financial statements and Management Reports in accordance with statutory provisions. Following its own examination, the Supervisory Board also determined that it sees no cause for objection. The consolidated and annual financial statements, as well as the Group Management Report and the Management Report as prepared by the Management Board and audited by the auditor, were subsequently approved by the Supervisory Board. Thus, the annual financial statements were adopted. The Company has to prepare a remuneration report in accordance with Section 162 of the German Stock Corporation Act (“AktG”) and a separate non-financial report for the 2023 financial year. The Supervisory Board commissioned PwC to carry out a voluntary material review of the remuneration report and a limited-assurance review of the separate non-financial report. All members of the Supervisory Board received the remuneration report, the separate non-financial report, and the independent auditor’s report on the review in a timely manner. PwC’s report and the audit opinion were discussed at the Supervisory Board’s plenary meeting on March 12, 2024. The auditor participated in this discussion and presented the audit results. The Supervisory Board took note of the results of the audit with approval. The Company Group Management Report Financial Statements Additional Information 18 ›› Report of the Supervisory Board

Recognition for Dedicated Service On behalf of the entire Supervisory Board, I would like to thank the members of the Management Board and the employees of MorphoSys for their achievements, their dedicated service, and the inspirational work environment witnessed during this past financial year. Thanks to their efforts, MorphoSys’ portfolio has continued to mature and expand, and important milestones have been achieved. The Supervisory Board would also like to thank the departed Management Board member Sung Lee for his contribution and commitment. The Supervisory Board further thanks Charlotte Lohmann for her contribution and commitment as Management Board member and Chief Legal Officer. Planegg, March 12, 2024 Marc Cluzel, M.D., Ph.D. Chair of the Supervisory Board The Company Group Management Report Financial Statements Additional Information 19 ›› Report of the Supervisory Board

Supervisory Board of MorphoSys AG Marc Cluzel, M.D., Ph.D. Chair, Montpellier, France Member of the Supervisory Board of: • Griffon Pharmaceuticals Inc., Canada (Member of the Board of Directors) • Moleac Pte. Ltd., Singapore (Member of the Board of Directors) George Golumbeski, Ph.D. Deputy Chair, Far Hills, NJ, USA Member of the Supervisory Board of: • Ananke Therapeutics, Inc., Boston, MA, USA (Chair of the Board of Directors) • Carrick Therapeutics Ltd., Dublin, Ireland (Chair of the Board of Directors) • Sage Therapeutics, Inc., Cambridge, MA, USA (Member of the Board of Directors) • Shattuck Labs, Inc., Austin, TX, USA (Chair of the Board of Directors) • Actio Biosciences, San Diego, CA, USA (Chair of the Board of Directors) • Chroma Medicine, Cambridge, MA, USA (Member of the Board of Directors) Krisja Vermeylen Board Member, Herentals, Belgium Member of the Supervisory Board of: • Diaverum AB, Malmö, Sweden (Member of the Board of Directors) until December 31, 2023 Michael Brosnan Board Member, Osterville, MA, USA Member of the Supervisory Board of: • Daimler Truck AG, Stuttgart, Germany (Member of the Board of Directors) • Daimler Truck Holding AG, Stuttgart, Germany (Member of the Board of Directors) • CureVac SE, Tübingen, Germany (Member of the Board of Directors) • CureVac N.V., Tübingen, Germany (Member of the Board of Directors) Sharon Curran Board Member, Dublin, Ireland Member of the Supervisory Board of: • NIOX Group plc., Oxford, United Kingdom (Member of the Board of Directors) • Spinnaker TopCo Ltd./Norgine, Jersey (Member of the Board of Directors) Andrew Cheng, M.D., Ph.D. Board Member, Burlingame, CA, USA Member of the Supervisory Board of: • Vera Therapeutics, Inc., Brisbane, CA, USA (Member of the Board of Directors) The CVs of our Supervisory Board members can be found on the Company’s website under the heading “Company > Leadership.” The Company Group Management Report Financial Statements Additional Information 20 ›› Supervisory Board of MorphoSys AG

Sustainability at MorphoSys We are aware of our responsibility to current and future generations and believe that sustainable action is a prerequisite for long-term business success. Read more on this topic in our 2023 Non-Financial Group Report. You can find our 2023 Non-Financial Group Report online at: > https://reports.morphosys.com/2023#csr The Company Group Management Report Financial Statements Additional Information 21 ›› Sustainability at MorphoSys

MorphoSys on the Capital Market Index Memberships, Stock Market Environment, and MorphoSys Share Performance MorphoSys AG shares have been traded on the Frankfurt Stock Exchange since 1999. Since 2018, American Depositary Shares (ADSs), based on the MorphoSys ordinary share, have been listed on the U.S. NASDAQ exchange. The ticker symbol on both exchanges is “MOR.” MorphoSys AG is listed on the SDAX Index and the TecDAX Index. MorphoSys is also part of the NASDAQ Composite Index and NASDAQ Health Care Index through its ADS program. MorphoSys’ shares opened the 2023 trading year on Xetra at € 13.21 and closed the year at € 34.00, corresponding to an increase of approximately 157%. 2023 has been marked by exceptional progress at MorphoSys with the publication of strong topline results from the Phase 3 MANIFEST-2 study investigating pelabresib in combination with the JAK inhibitor ruxolitinib for the first-line treatment for patients with myelofibrosis ahead of schedule. The Company delivered on its key priorities and has a strong financial position, allowing it to continue this momentum in 2024 and beyond. MorphoSys is diligently working to develop and deliver more effective and well-tolerated cancer medicines where dire patient needs exist. In February 2024, MorphoSys entered into a Business Combination Agreement with Novartis BidCo AG (formerly known as Novartis data42 AG) and Novartis AG (hereinafter collectively referred to as “Novartis”) based on Novartis’ intention to submit a voluntary public takeover offer for all MorphoSys’ outstanding common shares in exchange for payment of € 68.00 per share in cash, for a total equity value of € 2.7 billion. Liquidity The average daily trading volume of the MorphoSys share across all regulated trading platforms increased to € 12.3 million in 2023 (previous year: € 10.2 million), corresponding to a year-on-year increase of 20%. For the TecDAX and SDAX selection indices, trading volumes were down year on year by 11% and 15%, respectively. At the end of 2023, MorphoSys ranked 20th in the TecDAX (previous year: 29th) and 29th in the SDAX Index, both based on market capitalization. In addition to trading on regulated platforms, an average of approximately 215,000 of MorphoSys’ shares with a value of approximately € 5.1 million were traded daily on alternative trading venues (“dark pools”) in 2023 (2022: 248,000 shares; € 5.2 million). This figure corresponds to a year-on-year decrease in trading outside of the regulated markets of approximately 1%. The MorphoSys ADSs reached a volume of US$ 2.4 million per trading day in the reporting year (previous year: US$ 0.5 million), corresponding to an increase of approximately 423%. The Company Group Management Report Financial Statements Additional Information 22 ›› MorphoSys on the Capital Market

Figure 01 Performance of the MorphoSys Share in 2023 (January 1, 2023 = 100%) Figure 02 Performance of the MorphoSys Share 2019–2023 (January 1, 2019 = 100%) The Company Group Management Report Financial Statements Additional Information 23 ›› MorphoSys on the Capital Market

The Company | Group Management Report | Financial Statements | Additional Information | 24
» MorphoSys on the Capital Market

## Capital Structure

The Company's common stock as of December 31, 2023, amounted to 37,655,137 shares or € 37,655,137 (2022: 34,231,943 shares or € 34,231,943).

Table
**01** Key Data on the MorphoSys Share (December 31)

| | 2023 | 2022 | 2021 | 2020 | 2019 |
|---|---|---|---|---|---|
| Total stockholders' equity (in million €) | 49.05 | 157.41 | 244.88 | 621.32 | 394.70 |
| Number of shares issued (number) | 37,655,137 | 34,231,943 | 34,231,943 | 32,890,046 | 31,957,958 |
| Market capitalization (in million €) | 1,280 | 452 | 1,142 | 3,086 | 4,052 |
| Closing price in € (Xetra) | 34.00 | 13.21 | 33.35 | 93.82 | 126.80 |
| Average daily trading volume (in million €) | 12.3 | 10.2 | 27.5 | 33.5 | 25.6 |
| Average daily trading volume (in % of common stock) | 1.35 | 1.41 | 1.43 | 0.98 | 0.81 |

Various voting rights notifications were made pursuant to Section 33 (1) of the German Securities Trading Act (WpHG) during the reporting year. The notifications were published on the MorphoSys website under "Investors > Stock Information > Voting Rights."

At the end of the reporting year, the free float in MorphoSys AG shares, as per the definition of Deutsche Börse, was 99.84%.

## Dividend Policy

We have not distributed dividends since our inception, and we do not expect to set or distribute any cash dividends in the foreseeable future. It is our intention to invest any future profits in the growth and development of our business. Unless otherwise required by law, the future determination of any cash dividends will be at the sole discretion of the Management Board and Supervisory Board and will depend on our net assets, financial position, results of operations, capital requirements, and other factors that the Management Board and Supervisory Board deem relevant.

## Investor Relations Activities

During the reporting year, MorphoSys participated in 19 international investor conferences and investment banking events. 2023 began with the J.P. Morgan Healthcare Conference, where the medical potential of pelabresib was presented together with an outlook for the rest of the pipeline.

MorphoSys held conference calls in the reporting year following the publication of its annual, half-year, and quarterly reports. These calls could be followed over the Internet. During these calls, the Management Board shared operational and business updates and answered questions from participants. MorphoSys also hosted two investor and analyst events with medical key opinion leaders that were focused on pelabresib.

At the analyst and investor meetings, the main topics addressed were the advances made in the clinical development of pelabresib and in the commercialization of Monjuvi®, the further progress in the clinical development of tafasitamab, and cash runway.

At the end of 2023, 15 analysts were monitoring and evaluating the performance of MorphoSys shares (previous year: 13). These analysts had the following recommendations at the end of 2023:

Table 02 Analyst Recommendations (December 31, 2023) Buy/overweight/market outperform Hold/neutral Reduce/underperform 9 4 2 Buy/overweight/market outperform = buy/positive; Hold/neutral = neutral; Reduce/underperform = sell/negative. Further detailed information on MorphoSys’ shares, key financial figures, events, and conferences can be found on the Company’s website under “Investors.” The Company Group Management Report Financial Statements Additional Information 25 ›› MorphoSys on the Capital Market

Non-Financial Group Report We are conscious of the responsibility we share for present and future generations and see sustainable action as a prerequisite for long-term business success. MorphoSys’ purpose is to develop and commercialize innovative cancer medicines for patients. To ensure sustainable business success, we incorporate environmental, social, and governance (ESG) principles into our daily business and base our business model on sustainable growth that is aligned with the interests of stakeholders. We are focused on creating long-term value and weigh our actions in terms of their impact on the environment, society, patients, and employees. The responsibility for the preparation of our Non-Financial Report lies with the Investor Relations & Sustainability department, which deals with all related topics. Overall responsibility for Non-Financial reporting lies with MorphoSys’ Management Board. Depending on the further development of the Business Combination Agreement with Novartis, we plan to set up a Sustainability Committee. A detailed explanation of our view on sustainable corporate governance and the specific measures we have taken during the reporting year can be found in the separate non- financial group report, available on our website at https:// reports.morphosys.com/2023#csr. Non-Financial Group Report > https://reports.morphosys.com/2023#csr The Company Group Management Report Financial Statements Additional Information 26 ›› Non-Financial Group Report

30 Fundamentals of the MorphoSys Group 44 Macroeconomic and Sector-Specific Conditions 45 Analysis of Net Assets, Financial Position, and Results of Operations 61 Outlook and Forecast 64 Risk and Opportunity Report 77 Subsequent Events 78 Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance The Company Group Management Report Financial Statements Additional Information 27

Summary In the 2023 financial year, MorphoSys delivered against its clinical research and development goals, strengthening the foundation of its business. The Company continued to make exceptional progress across its mid to late-stage oncology pipeline, completing enrollment of pivotal trials ahead of schedule and presenting data at key scientific conferences – resulting in positive feedback and excitement from the cancer community. Comprehensive Phase 3 MANIFEST-2 results presented at the American Society of Hematology (ASH) 2023 Annual Meeting and Exposition demonstrated that the combination of pelabresib, an investigational BET inhibitor, and the JAK inhibitor ruxolitinib improves all four hallmarks of myelofibrosis – spleen size, anemia, bone marrow fibrosis, and disease-associated symptoms – versus placebo plus ruxolitinib, which is the standard of care in myelofibrosis. The pelabresib and ruxolitinib combination therapy nearly doubled the proportion of patients achieving a 35% or greater reduction in spleen volume, the study’s primary endpoint, a key finding given the known association between spleen volume reduction and patient survival. The pelabresib combination showed a strong positive trend in reducing the burden of disease- associated symptoms. Further, the combination improved measures of anemia, including greater hemoglobin response rates, fewer red blood cell transfusions and fewer anemia and fatigue adverse events, and improved bone marrow fibrosis by at least one grade in more patients. The combination therapy also demonstrated safety results in line with assessments from prior clinical trials. Additionally, pelabresib plus ruxolitinib was associated with fewer grade ≥3 adverse events compared with placebo plus ruxolitinib. These results point to a paradigm shift in myelofibrosis treatment, progress long awaited by physicians and the myelofibrosis community. Updated results from the Phase 1/2 study evaluating tulmimetostat, an investigational next-generation dual inhibitor of Enhancer of Zeste Homolog 2 (EZH2) and EZH1, across multiple tumor types were presented at the American Society of Clinical Oncology (ASCO) 2023 Annual Meeting. The data suggest responses or disease stabilization across all solid tumor cohorts, including those with heavily pre-treated patients. Notably, complete and partial responses were also observed in the lymphoma cohort. Physicians have expressed excitement about the deep responses seen in heavily pre-treated patients with tulmimetostat, which has increased potency, longer residence time on target, and a longer half-life than first-generation EZH2 inhibitors. In September 2023, the U.S. Food and Drug Administration (FDA) granted Fast Track designation for tulmimetostat for the treatment of patients with advanced, recurrent, or metastatic ARID1A-mutated endometrial cancer who have progressed on at least one prior line of treatment. Patients with relapsed or refractory diffuse large B-cell lymphoma continued to benefit from Monjuvi® (tafasitamab-cxix), a CD19- targeting immunotherapy, in 2023. Sales fell within the upper range of the Company’s financial guidance. U.S. net sales grew to The Company Group Management Report Financial Statements Additional Information 28 ›› Summary

US$ 92.0 million (€ 85.0 million) for the full year despite an increasingly competitive environment. MorphoSys’ key partner programs, developed via its legacy antibody technology platform, continue to mature and have the potential to generate significant value. These include ianalumab (Sjögren’s disease, lupus nephritis, and other autoimmune diseases), abelacimab (venous thromboembolism prevention), setrusumab (osteogenesis imperfecta), bimagrumab (adult obesity), and felzartamab (autoimmune diseases, multiple myeloma). In September 2023, Anthos Therapeutics revealed that its Phase 2 study of abelacimab in patients with atrial fibrillation was stopped early due to overwhelmingly positive results, with highly significant reductions in bleeding events versus standard of care. In October 2023, Ultragenyx and Mereo BioPharma announced interim Phase 2 data demonstrating that setrusumab significantly reduced fracture rates in patients with osteogenesis imperfecta. While not central to MorphoSys’ business strategy, these programs offer potential upsides and provide us with options for non-dilutive financing. In February 2024, MorphoSys entered into a Business Combination Agreement with Novartis BidCo AG (formerly known as Novartis data42 AG) and Novartis AG (hereinafter collectively referred to as “Novartis”) based on Novartis’ intention to submit a voluntary public takeover offer for all MorphoSys’ outstanding common shares in exchange for payment of € 68.00 per share in cash, for a total equity value of € 2.7 billion. The offer price corresponds to a premium of 94% and 142% on the volume weighted average price during the last month and three months, as of the unaffected January 25, 2024 close, respectively. As part of the agreement, Novartis seeks to obtain exclusive, worldwide rights to develop and commercialize pelabresib and tulmimetostat across all indications. The proposed transaction is currently expected to close in the first half of 2024. Separately, MorphoSys also entered into a Purchase Agreement to sell and transfer all exclusive rights worldwide related to tafasitamab to Incyte Corporation (“Incyte”). Both agreements were unanimously adopted by the Management Board and approved by the Supervisory Board. MorphoSys made breakthrough advancements on pelabresib, its flagship clinical program, and continued to advance other programs across its mid to late-stage pipeline in 2023. In addition, building upon this momentum, MorphoSys raised € 102.7 million in additional funding. We believe this achievement extends the Company’s cash runway until early 2026, including the convertible debt repayment. Any potential cashflows resulting from the Novartis Business Combination Agreement as announced on February 5, 2024, were not considered in the recent corporate planning. MorphoSys’ entrance into the Business Combination Agreement with Novartis was facilitated by its progress and dedication in 2023. It was a favorable year overall, as the Company advanced and delivered on all its clinical development and commercial strategic priorities. In doing so, MorphoSys demonstrated its commitment to improving patient outcomes and creating positive value for society. The Company Group Management Report Financial Statements Additional Information 29 ›› Summary

Fundamentals of the MorphoSys Group CONTENTS CONTENTS 30 Organizational Structure and Business Model 30 Targets and Strategy 30 Group Management and Performance Indicators 32 Commercialization 32 Operating Business Performance 33 Research and Development 40 Other Business Activities 40 Patents 41 Corporate Developments 42 Group Headcount Development Organizational Structure and Business Model MorphoSys AG, as the ultimate parent company, is located in Planegg, near Munich. MorphoSys AG has one wholly owned subsidiary, MorphoSys US Inc. (Boston, Massachusetts, USA). MorphoSys US Inc. in turn has a wholly owned subsidiary - Constellation Pharmaceuticals, Inc. (Boston, Massachusetts, USA). Constellation Pharmaceuticals, Inc. also has a wholly owned subsidiary, Constellation Securities Corp. (Boston, Massachusetts, USA). Constellation Pharmaceuticals, Inc. and Constellation Securities Corp. are collectively referred to as “Constellation,” and all entities constitute the “MorphoSys Group” or “Group.” MorphoSys AG’s Planegg site houses the central corporate functions such as accounting, controlling, human resources, legal, patents, purchasing, corporate communications, and investor relations, as well as the translational research departments. Constellation focuses its activities on the clinical development of drug candidates and the related administrative departments. In 2023, MorphoSys US Inc. was responsible for tafasitamab’s commercialization. Further information on the Group’s overall structure can be found in Note 2.2.1. Legal Structure of the MorphoSys Group: Group Management and Supervision The parent company of the MorphoSys Group is MorphoSys AG, a German stock corporation listed in the Prime Standard segment of the Frankfurt Stock Exchange and on the NASDAQ Global Market. In accordance with the German Stock Corporation Act, the Company has a dual management structure with the Management Board as the governing body. The members of the Management Board are appointed and supervised by the Supervisory Board. The Supervisory Board of MorphoSys AG is elected by the Annual General Meeting and currently consists of six members. Detailed information on the Group’s management and supervision and its corporate governance principles can be found in the Statement on Corporate Governance. Targets and Strategy MorphoSys is a global biopharmaceutical company whose mission is to develop and commercialize innovative therapies for patients. Its activities in 2023 focused on hematology and oncology diseases. The Company aims to realize intermediate and long-term growth through its focus on proprietary drug development and commercialization. MorphoSys’ priority is to develop its lead candidate pelabresib and bring it to the market as well as continuing to develop other clinical candidates. MorphoSys is primarily advancing the clinical development of its own compounds, with further antibody candidates being clinically developed by partners. During the clinical phases, decisions are made on a case-by-case basis as to whether and at what point a partnership for further development and commercialization should be pursued. Drug candidates can be either fully out-licensed, developed on a proprietary basis, or developed with a partner (co- development). Group Management and Performance Indicators MorphoSys uses financial indicators to steer the Group. These indicators help to monitor the success of strategic The Company Group Management Report Financial Statements Additional Information 30 ›› Fundamentals of the MorphoSys Group

The Company | Group Management Report | Financial Statements | Additional Information | 31
» Fundamentals of the MorphoSys Group

decisions and give the Group the opportunity to take quick corrective action when necessary. The Company's management also monitors and evaluates selected early indicators so that it can thoroughly assess a project's progress and promptly take the appropriate actions should a problem occur. No key non-financial performance indicators are used for steering the Company. Material non-financial aspects are explained in a separate non-financial group report, which is available on our website.

### Financial Performance Indicators

The development of the financial performance indicators in the reporting year is described in detail in the chapter "Analysis of Net Assets, Financial Position, and Results of Operations." The key financial indicators used to measure the Company's operating performance in financial year 2023 were Monjuvi® U.S. net product sales, the gross margin of Monjuvi® U.S. net product sales, research and development expenses, as well as total combined expenses for selling and general and administrative matters, since these indicators were the most significant for steering the MorphoSys Group. These indicators are routinely analyzed and evaluated. The gross margin of Monjuvi® U.S. net product sales was defined as cost of sales for Monjuvi® U.S. product sales divided by Monjuvi® U.S. net product sales. Going forward, the Management Board has decided to provide guidance on research and development expenses for selling and general and administrative matters since these indicators still provide visibility to the Company's stakeholders with regards to future commercialization efforts for pelabresib and development efforts.

As other factors, cash and investments (presented in the following balance sheet items: "Cash and cash equivalents" as well as current "Other Financial Assets") are also regularly analyzed and evaluated. Cash and investments are not considered to be part of the key financial performance indicators.

The budget for the respective financial year is approved by the Management Board and Supervisory Board. Subsequent to the approval of the budget, a forecast is made two times within the year to assess if the Company is on track to achieve its financial goals and progress towards financial guidance. The forecast informs decision-making and enables management to take actions to achieve its goals.

Table
**03** Development of Financial Performance Indicators

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| **MORPHOSYS GROUP** | | | |
| Monjuvi U.S. Net Product Sales (in million €) | 85.0 | 84.9 | 66.9 |
| Gross Margin of Monjuvi U.S. Net Product Sales (in %) | 69% | 73% | 82% |
| Research and Development Expenses (in million €) | (283.6) | (297.8) | (225.2) |
| Combined Expenses for Selling and General and Administration (in million €) | (147.2) | (152.5) | (199.8) |

### Non-Financial Aspects

MorphoSys AG strives to develop new drugs for the well-being of patients with serious diseases. To ensure sustainable business success in this endeavor, MorphoSys AG takes selected non-financial aspects into account in addition to financial performance indicators.

At MorphoSys, innovation remains a central aspect of our work. Our development strategy focuses on indications with high unmet medical need, where patients' lives depend on new treatment options. Our goal is to improve the lives of these patients by focusing on therapeutic areas that best fit our expertise while making optimal use of our resources.

In 2023, MorphoSys remained committed to supporting patients throughout their treatment journeys and removing access barriers for patients with limited or no insurance coverage. As part of this commitment, we offered patient assistance programs in the U.S. that provide financial support, ongoing education, and other support to eligible patients who are prescribed MorphoSys drugs.

Detailed information on MorphoSys' sustainability strategy and key areas of activity can be found in the separate non-financial group report.* The report is available on our website at https://reports.morphosys.com/2023#csr.

* This information is not part of the Management Report that is subject to audit.

Leading Indicators MorphoSys follows a variety of leading indicators to monitor the macroeconomic environment, the industry, and the Company itself. At the corporate level, economic data are gathered on the progress of individual programs. MorphoSys uses general market data and external financial reports to acquire information on leading macroeconomic indicators such as industry transactions, changes in the legal environment, and the availability of research funding, and reviews this data carefully. Market analyses that assess the medical need for innovative therapies for serious diseases, with a focus on cancer disease, as well as ones that consider new technologies in the market more generally, serve as early indicators in the area of business development. By continuously monitoring the market, MorphoSys can respond to trends and requirements quickly and initiate its own activities and partnerships. For active collaborations, a Joint Steering Committee meets regularly (usually two to four times per year) to update and monitor the programs’ progress. These ongoing reviews give the Company a chance to intervene at an early stage if there are any negative developments and provide it with information about expected interim goals and related milestone payments well in advance. Partners in non-active collaborations regularly (once per year) provide MorphoSys with written reports so that the Company can follow the progress of active therapeutic programs. Commercialization MorphoSys’ commercial activities were focused on Monjuvi® in the United States; the Company was co-commercializing this product with Incyte. On July 31, 2020, Monjuvi® (tafasitamab-cxix) in combination with lenalidomide was approved under accelerated approval by the U.S. FDA for the treatment of adult patients with relapsed or refractory (r/r) diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This was the first U.S. FDA approval of a second-line treatment for adult patients with r/r DLBCL in the U.S. Monjuvi® is accessible to patients in both community care and academic settings as an in-office outpatient targeted immunotherapy given as intravenous infusion that does not require hospitalization or heavy monitoring. Upon approval, MorphoSys and Incyte launched “My Mission Support,” a robust patient support program offering financial assistance, ongoing education, and other resources to eligible patients who are prescribed Monjuvi® in the U.S. The program was launched to support patients throughout their treatment journeys and to help lower patient access barriers. Monjuvi® has been included in the National Comprehensive Cancer Network® Clinical Practice Guidelines (NCCN Guidelines®) in Oncology for B-cell Lymphomas since August 2020. The NCCN Guidelines were updated in the United States in March 2022 to include Monjuvi® in combination with lenalidomide as a preferred treatment option in the second-line setting (Category 2A designation). Inclusion in these guidelines increases awareness of a product within the oncology community and also drives certain formulary decisions. As of April 1, 2021, Monjuvi® was granted a J-code, further simplifying reimbursement for some treatment centers. MorphoSys and Incyte saw a high penetration in the community setting; more than 70% of ordering sites have been in the community setting, with the balance coming from the academic setting. Since launch, the Company, along with its partner Incyte, has in aggregate received orders from more than 1,700 treatment sites. During the fourth quarter of 2023, more than 600 accounts ordered with approximately 90% of those accounts representing repeat orders. While we also saw positive trends year-over- year and sequentially, we saw intensifying competition, including recent approvals of new treatment options in second and later-line settings for relapsed or refractory diffuse large B-cell lymphoma. In February 2024, Incyte obtained exclusive rights worldwide to tafasitamab. Incyte will assume full responsibility and cover all costs going forward for the development and commercialization of the asset. Operating Business Performance In 2023, MorphoSys focused on advancing product candidates at various stages of development, positioning itself for long-term sustainable growth. The key measures of value for MorphoSys’ development activities include: • Advancement of development programs and product approvals • Clinical results • Regulatory interactions with (or feedback from) health authorities regarding the approval of new drug candidates • Collaborations, partnerships, and M&A activities with other companies to expand the drug pipeline and the technology base as well as to commercialize the therapeutic programs • Strong patent protection to secure MorphoSys’ market position It was a favorable year overall, as the Company advanced and delivered on all its clinical development and commercial strategic priorities. In doing so, MorphoSys demonstrated its commitment to improving patient outcomes and creating positive value for society. The Company Group Management Report Financial Statements Additional Information 32 ›› Fundamentals of the MorphoSys Group

Research and Development As of December 31, 2023, MorphoSys’ development activities were focused on the following clinical candidates: • Pelabresib – is an investigational small molecule designed to promote anti-tumor activity by selectively inhibiting the function of BET proteins to decrease the expression of abnormally expressed genes in cancer. • Tafasitamab – is a humanized Fc-modified CD19- targeting immunotherapy. CD19 is a target for the treatment of B-cell malignancies, including DLBCL, r/r follicular lymphoma, or r/r FL, and r/r marginal zone lymphoma, or r/r MZL. • Tulmimetostat – is an investigational small molecule designed to promote anti-tumor activity by inhibiting EZH2 and EZH1, both enzymes involved in suppression of target gene expression. The following programs, among others, are being further developed by MorphoSys’ partners: • Ianalumab (VAY736) – a fully human IgG1/k antibody with a dual mode of action targeting B-cell lysis and BAFF-R blockade, developed by Novartis and being investigated in several Phase 3 studies for Sjögren’s disease, lupus nephritis, and other autoimmune diseases. • Abelacimab (MAA868) – an antibody directed against Factor XI, developed by Anthos Therapeutics and being investigated in three Phase 3 studies for venous thromboembolism prevention and cancer-associated thrombosis. • Setrusumab (BPS804/UX143) – an antibody directed against sclerostin, developed by Ultragenyx and Mereo BioPharma and being investigated in a pivotal Phase 2/3 study for osteogenesis imperfecta. • Bimagrumab - an antibody binding to activin type II receptors, developed by Lilly and being investigated in a Phase 2b study for adult obesity. • Felzartamab – a therapeutic human monoclonal antibody directed against CD38, developed by HI-Bio and I-Mab Biopharma and being investigated in clinical studies for renal autoimmune diseases and relapsed/refractory multiple myeloma. • MOR210/TJ210/HIB210 – a human antibody directed against C5aR1, the receptor of the complement factor C5a and, being investigated by I-Mab Biopharma in a Phase 1 study for relapsed or refractory advanced solid tumors and by HI-Bio in healthy volunteers. In addition to the partnered programs listed above, there are several additional partnered programs in early to mid- stage research and development, amongst others CMK389/ NOV-8. Proprietary Clinical Development Pelabresib Overview Pelabresib (formerly known as CPI-0610; was acquired through the Constellation acquisition) is an investigational selective small molecule BET inhibitor designed to promote anti-tumor activity by specifically inhibiting the function of BET proteins. The clinical development of pelabresib is currently focused on myelofibrosis (MF). MF is a form of blood cancer that disrupts the body's normal production of blood cells. It causes fibrosis (scarring) of the bone marrow that may lead to severe anemia as well as thrombocytopenia. Patients suffering from MF can have enlarged spleens as well as many other physical symptoms, including abdominal discomfort, bone pain, and extreme fatigue. Approximately 4–6 per 100,000 people in the U.S. are diagnosed with MF, 90% are intermediate or high-risk patients. There are limited treatment options for patients with MF. We believe there are approximately 18,000 intermediate or high-risk MF patients in the United States that are eligible for systemic treatment, including ruxolitinib. Only about 50% of patients achieve initial adequate disease control with JAK inhibitors. Studies of Pelabresib There are currently two ongoing trials evaluating pelabresib in this indication, the Phase 2 MANIFEST trial and the Phase 3 MANIFEST-2 trial. MANIFEST is a global, multicenter, open-label Phase 2 study that evaluates pelabresib as a monotherapy or in combination with ruxolitinib (marketed as Jakafi®/Jakavi®), the current standard of care. In Arm 3 of this study, pelabresib is being evaluated in combination with ruxolitinib in JAK-inhibitor-naïve MF patients, with a primary endpoint of the proportion of patients with a ≥35% spleen volume reduction from baseline (SVR35) at 24 weeks of treatment. Pelabresib is also being evaluated in a second-line setting (2L) either as a monotherapy in patients who are resistant to, intolerant of, or ineligible for ruxolitinib and no longer on the drug (Arm 1), or as an add-on therapy to ruxolitinib in patients with a suboptimal response to ruxolitinib or MF progression (Arm 2). Patients in Arms 1 and 2 are being stratified based on transfusion-dependent (TD) status. The primary endpoint for the patients in cohorts 1A and 2A, who were TD at baseline, is conversion to transfusion independence for 12 consecutive weeks. The primary endpoint for patients in cohorts 1B and 2B, who were not TD at baseline, is the proportion of patients with an SVR35 at 24 weeks of treatment. In Arm 4 of this study, pelabresib is being evaluated as a monotherapy in high-risk patients with essential thrombocythemia (ET) who are resistant or intolerant to hydroxyurea (HU). The primary endpoint for patients in Arm 4 is complete hematological response rate after one cycle, or 21 days, of treatment. In December 2022, MorphoSys presented new longer-term Phase 2 results on pelabresib in myelofibrosis from the ongoing MANIFEST study at ASH 2022. The latest analyses include longer-term data showing durable improvements in both spleen volume and symptom score beyond 24 weeks (data cutoff July 29, 2022), with pelabresib plus ruxolitinib in JAK inhibitor-naïve patients (Arm 3 of the study). Translational data from MANIFEST were also presented that suggest an association of biomarkers with potential disease-modifying activity of pelabresib. The Company Group Management Report Financial Statements Additional Information 33 ›› Fundamentals of the MorphoSys Group

At 24, 48, and 60 weeks, 68% (57/84), 61% (51/84), and 54% (45/84), respectively, of JAK inhibitor-naïve patients treated with pelabresib in combination with ruxolitinib achieved at least a 35% reduction in spleen volume (SVR35) from baseline. SVR35 was achieved by 80% (67/84) of patients at any time on study. Also at 24 weeks, 56% (46/82) of patients had at least a 50% reduction in their total symptom score (TSS50) from baseline, suggesting a reduction in symptom burden. At 48 and 60 weeks, 44% (36/82) and 43% (35/82) of patients, respectively, achieved TSS50. An exploratory analysis demonstrated that bone marrow fibrosis improved by one grade or more in 27% (17/63) of evaluable patients at week 24, and 59% (10/17) of those patients maintained that improvement at week 48 or beyond. An improvement of one grade or more at any time was achieved by 40% (25/63) of patients. The most common hematologic treatment- emergent adverse event (AE) of any grade was thrombocytopenia, which was reported in 55% (grade ≥3: 18%) of patients. Anemia was reported in 43% (grade ≥3: 34%) of patients. The most common (≥25%) non- hematologic treatment-emergent AEs of any grade were diarrhea (43%), respiratory tract infection (41%), asthenic conditions (38%), musculoskeletal pain (32%), constipation (30%), nausea (29%), dizziness (27%), and abdominal pain (26%). In the MANIFEST study, changes in biomarkers correlated with improvements in clinical measures of treatment success (SVR35, TSS50, and hemoglobin increases indicative of improved anemia), suggesting a potential disease- modifying effect of pelabresib. Examined biomarkers included bone marrow scarring, known as fibrosis, and the frequency of a Janus Kinase 2 allele (V617F) that is known to drive disease activity. Across the three MF arms of MANIFEST, 40% (33/82) of patients who achieved SVR35 at week 24 also had at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. Of TSS50 responders at week 24, 28% (28/100) also showed at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. Furthermore, 29% (24/84) of patients who had hemoglobin improvements (any level of increase from baseline) also had at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. All patients who had clinical responses (SVR35, TSS50, and hemoglobin improvement) plus reduced variant allele frequency and improvement in bone marrow fibrosis were naïve to JAK inhibitors. At the European Hematology Association (EHA) Hybrid Congress in June 2023, we presented a poster on Arm 3 of the MANIFEST study, which examines the combination of pelabresib and ruxolitinib in JAK-inhibitor-naïve patients with myelofibrosis. This treatment resulted in deep and durable spleen and symptom responses at and beyond week 24. The findings demonstrated clinically meaningful improvements in anemia, including the need for fewer transfusions, which may positively impact patients’ quality of life. No new safety signals were observed with a longer follow-up of 11 additional months. A second poster on MANIFEST Arm 2 showed pelabresib as an add-on to ongoing ruxolitinib therapy in patients with a suboptimal/ lost response to ruxolitinib monotherapy resulted in durable and deepening splenic and symptom responses at and beyond week 24. The findings suggested improvements in anemia, including the need for fewer transfusions, which may positively impact patients’ quality of life. No new safety signals were observed with a longer follow-up of 11 additional months. The most common treatment-emergent adverse events (TEAEs) were low grade. During an oral presentation at the EHA and a poster discussion at the American Society of Clinical Oncology (ASCO) Annual Meeting in June 2023, MorphoSys presented positive results from Arm 4 of the Phase 2 MANIFEST study, which is investigating pelabresib as a monotherapy in patients with high-risk essential thrombocythemia (ET), whose disease is refractory or intolerant to hydroxyurea. These robust proof-of-concept results support pelabresib’s expansion into other myeloid diseases. As such, MorphoSys will continue its ongoing evaluation of pelabresib in ET in the MANIFEST study. We are also considering initiating a Phase 2 study in lower-risk myelodysplastic syndrome (MDS). Patients with MDS experience progressive anemia that can require regular blood transfusions or subcutaneous injections, often diminishing quality of life. Furthermore, patients have low long-term response rates to currently available treatments, reflecting a need for new therapeutic options. MANIFEST-2, a global, multicenter, double-blind, randomized Phase 3 clinical study, is evaluating pelabresib plus ruxolitinib versus placebo plus ruxolitinib in JAK- inhibitor-naïve patients with primary MF or post-essential thrombocythemia (post-ET) or post-polycythemia vera (post-PV) MF who have splenomegaly and symptoms requiring therapy. Since the acquisition of Constellation, MorphoSys has optimized the study’s design by increasing the number of trial participants. Measures were also taken to improve the speed of enrollment, including adding new contract research organizations (CROs), improving the interaction with investigators, and expanding the number of countries and sites. On April 4, 2023, MorphoSys announced that enrollment was completed for the MANIFEST-2 study. On November 20, 2023, MorphoSys announced topline results from the Phase 3 MANIFEST-2 study. MANIFEST-2 met its primary endpoint, as the combination therapy demonstrated a statistically significant and clinically meaningful improvement in the proportion of patients achieving at least a 35% reduction in spleen volume (SVR35) at week 24. The key secondary endpoints assessing symptom improvement – proportion of patients achieving at least a 50% reduction in total symptom score (TSS50) and absolute change in total symptom score (TSS) from baseline at week 24 – showed a strong positive trend favoring the pelabresib and ruxolitinib combination. In an analysis of patients classified as intermediate risk (Dynamic International Prognostic Scoring System [DIPSS] Int-1 and Int-2) – constituting more than 90% of patients in MANIFEST-2 – the combination therapy demonstrated significant improvements in both key secondary endpoints. DIPSS was a pre-defined stratification factor in the MANIFEST-2 study protocol. 430 JAK inhibitor-naïve adult patients with myelofibrosis were randomized for this study. The Company Group Management Report Financial Statements Additional Information 34 ›› Fundamentals of the MorphoSys Group

The Company | **Group Management Report** | Financial Statements | Additional Information | 35
›› Fundamentals of the MorphoSys Group

On December 10, 2023, detailed findings of the MANIFEST-2 study were presented during an oral presentation at the 65th American Society for Hematology (ASH) Annual Meeting and Exposition:

• Strong Reductions in Spleen Size and Symptoms

In the MANIFEST-2 study, pelabresib and ruxolitinib demonstrated a near doubling in the proportion of patients achieving a ≥35% reduction in spleen volume (SVR35) at 24 weeks, the primary endpoint, versus placebo plus ruxolitinib (p<0.001). For the first key secondary endpoint assessing symptom reduction, absolute change in total symptom score (TSS) at 24 weeks, there was a strong numerical improvement for patients receiving pelabresib and ruxolitinib versus placebo plus ruxolitinib. The response rate for the second key secondary endpoint, proportion of patients achieving ≥50% reduction in symptom score (TSS50) at 24 weeks, was also numerically greater for patients receiving pelabresib and ruxolitinib. Significant improvements in both key secondary endpoints were observed with the pelabresib combination for patients classified as intermediate-risk (Dynamic International Prognostic Scoring System [DIPSS] Int-1 and Int-2), who account for over 90% of the MANIFEST-2 population. The proportion of patients achieving both SVR35 and TSS50 at 24 weeks was doubled with pelabresib and ruxolitinib versus placebo plus ruxolitinib (40.2% vs. 18.5%, respectively).

Details are included in the table below:

| Endpoint | Pelabresib + ruxolitinib (n = 214) | Placebo + ruxolitinib (n = 216) | Difference |
|---|---|---|---|
| SVR35 | 65.9% | 35.2% | 30.4%* |
| | | | p-value: p<0.001 |
| Absolute change in TSS | -15.99 | -14.05 | -1.94** |
| | (Mean baseline: 28.26) | (Mean baseline: 27.36) | p-value: 0.0545 |
| TSS50 | 52.3% | 46.3% | 6.0%* |
| | | | p-value: 0.216 |

*Difference calculated using Cochran–Mantel–Haenszel (CMH) common risk difference
**Least square mean estimate

• Improvement in Anemia

Patients receiving pelabresib in combination with ruxolitinib reported fewer anemia adverse events (43.9%, grade ≥3: 23.1%) compared with placebo plus ruxolitinib (55.6%, grade ≥3: 36.4%). Additionally, by week 24, fewer patients in the pelabresib and ruxolitinib arm required red blood cell transfusions compared with the placebo arm (30.8% vs. 41.2%, respectively). A greater proportion of patients achieved a hemoglobin response — defined as a ≥1.5 g/dL mean increase in hemoglobin levels over baseline in the absence of transfusions during the previous 12 weeks — with pelabresib and ruxolitinib versus placebo plus ruxolitinib (9.3% vs. 5.6%, respectively). Average hemoglobin levels were greater in patients receiving pelabresib and ruxolitinib than in those receiving placebo plus ruxolitinib, starting at week 9 and continuing to week 24. Improvement in anemia was observed across all studied patient risk groups.

• Improvement in Bone Marrow Fibrosis

Bone marrow fibrosis, or the replacement of bone marrow with fibrous scar tissue, is a central pathological feature of myelofibrosis. In MANIFEST-2, fibrosis was improved by at least one grade in a greater proportion of patients receiving pelabresib and ruxolitinib (38.5% vs. 24.2% with placebo plus ruxolitinib) and worsened by at least one grade in a smaller proportion of patients receiving pelabresib and ruxolitinib (16.3% vs. 28.3% with placebo plus ruxolitinib) at 24 weeks. Bone marrow fibrosis is graded on a scale from 0 (normal) to 3 (most severe) based on fiber density; studies suggest a correlation between the grade of bone marrow fibrosis and patient prognosis.

• Biomarker Analysis Suggests Disease Modification

In a biomarker analysis, average plasma levels of inflammatory cytokines (IL-8, IL-6, TNF-$\alpha$, and other NF-$\kappa$B-regulated cytokines) were reduced in patients receiving pelabresib and ruxolitinib compared with placebo plus ruxolitinib at 24 weeks. Increased cytokine levels are associated with all four disease hallmarks; increased IL-8 levels are also associated with worse survival outcomes. These biomolecular improvements suggest early evidence of a disease-modifying effect.

• Safety Profile

Overall, grade ≥3 treatment-emergent adverse events (TEAEs) were reported less frequently with pelabresib and ruxolitinib than with placebo plus ruxolitinib (49.1% vs. 57.5%, respectively). In the pelabresib and ruxolitinib arm, the most common (≥10%) hematologic TEAEs were anemia (43.9%; grade ≥3: 23.1%), thrombocytopenia (32.1%; grade ≥3: 9.0%), and platelet count decrease (20.8%; grade ≥3: 4.2%). In the placebo plus ruxolitinib arm, the most common hematologic TEAEs were anemia (55.6%; grade ≥3: 36.4%), thrombocytopenia (23.4%; grade ≥3: 5.6%), and platelet count decrease (15.9%; grade ≥3: 0.9%). The most common (≥10%) non-hematologic TEAEs in the pelabresib and ruxolitinib arm were diarrhea (23.1%; grade ≥3: 0.5%), dysgeusia (18.4%; grade ≥3: 0.5%), constipation (18.4%; grade ≥3: 0%), nausea (14.2%; grade ≥3: 0.5%), cough (12.7%; grade ≥3: 0), asthenia (11.8%; grade ≥3: 0.5%), fatigue (11.8%; grade ≥3: 0.5%), dizziness (11.3%; grade ≥3: 0%), headache (11.3%; grade ≥3: 0.5%), and COVID-19 (11.3%; grade ≥3: 0%). The most common non-hematologic TEAEs in the placebo plus ruxolitinib arm were constipation (24.3%; grade ≥3: 0%), diarrhea (18.7%; grade ≥3: 1.4%), fatigue (16.8%; grade ≥3: 0.9%), COVID-19 (15.9%; grade ≥3: 1.9%), nausea (15.0%; grade ≥3: 0%), asthenia (13.6%; grade ≥3: 0%), dyspnea (13.1%; grade ≥3: 0.9%), cough (11.2%; grade ≥3: 0%), and headache (10.7%; grade ≥3: 0%). Discontinuation rates due to adverse events were 10.7% with pelabresib and ruxolitinib and 6.5% with placebo plus ruxolitinib. The safety profile of the pelabresib and ruxolitinib combination therapy was in line with assessments from previous clinical studies. • Planned Regulatory Next Steps MorphoSys will continue conversations with regulatory agencies, with intention to submit a New Drug Application (NDA) for pelabresib in combination with ruxolitinib in myelofibrosis to the FDA and a Marketing Authorization Application (MAA) to the European Medicines Agency in the middle of 2024. The combination therapy received Fast Track designation for this disease from the FDA in 2018. Tafasitamab Overview Tafasitamab (formerly known as MOR208, XmAb5574) is a humanized Fc-modified CD19-targeting immunotherapy. CD19 is selectively expressed on the surface of B-cells, which belong to a group of white blood cells. CD19 enhances B-cell receptor signaling, which is an important factor in B-cell survival and growth. CD19 is a validated target structure for the treatment of B-cell malignancies. Tafasitamab is currently being investigated for the treatment of various B- cell malignancies, namely first-line DLBCL, relapsed/ refractory follicular lymphoma (r/r FL), and relapsed/ refractory marginal zone lymphoma (r/r MZL). Operational Development Tafasitamab was being developed pursuant to a collaboration and license agreement entered into with Xencor, Inc. (Xencor) in June 2010. Under this agreement, Xencor granted MorphoSys an exclusive worldwide license to tafasitamab for all indications. MorphoSys also signed a collaboration and license agreement in January 2020 for the global further development and commercialization of tafasitamab with Incyte. Under the terms of the agreement, MorphoSys and Incyte developed tafasitamab broadly in relapsed or refractory (r/r) DLBCL and first-line DLBCL, as well as in additional indications beyond DLBCL, such as r/r FL and r/r MZL. MorphoSys and Incyte were co-commercializing Monjuvi® in the United States. Monjuvi® in combination with lenalidomide was approved in the U.S. in July 2020 for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This was the first FDA approval of a second-line therapy for adult patients with r/r DLBCL in the United States. Monjuvi® was approved by the FDA under an accelerated approval process based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). MorphoSys and Incyte shared global development rights to tafasitamab, with Incyte having exclusive commercialization rights to tafasitamab outside the United States. Tafasitamab was co-marketed by Incyte and MorphoSys in the United States under the trade name Monjuvi® and by Incyte in Europe, Canada, and other jurisdictions under the trade name Minjuvi®. Since 2022, Minjuvi® (tafasitamab) in combination with lenalidomide has been approved in Switzerland and in 2023 it was approved in other jurisdictions including Australia and Brazil. In February 2024, Incyte obtained exclusive rights worldwide to tafasitamab. Incyte will assume full responsibility and cover all costs going forward for the development and commercialization of the asset. Studies of Tafasitamab The clinical development of tafasitamab is focused on non- Hodgkin’s lymphoma (NHL). Treatment options for patients with r/r DLBCL who are not candidates for HDC and ASCT were limited prior to the U.S. approval of tafasitamab. The clinical studies frontMIND and firstMIND may support the potential use of tafasitamab in the first-line treatment of DLBCL. Tafasitamab is also being examined with inMIND, a Phase 3 study in patients with r/r follicular lymphoma (FL) Grade 1 to 3a or r/r nodal, splenic, or extranodal marginal zone lymphoma (MZL). More details on each study are given below: frontMIND: In addition to clinical development in r/r DLBCL, on May 11, 2021, MorphoSys announced that the first patient had been dosed in frontMIND, a pivotal Phase 3 trial of tafasitamab in first-line DLBCL: frontMIND is evaluating tafasitamab and lenalidomide in combination with R-CHOP compared to R-CHOP alone as first-line treatment for high- intermediate and high-risk patients with untreated DLBCL. On April 4, 2023, MorphoSys announced that the enrollment of the frontMIND study with 899 patients was completed. The topline data from this study are expected in the second half of 2025. firstMIND: The study included patients with newly diagnosed DLBCL and paved the way for the frontMIND study. On December 10, 2022, MorphoSys presented updated results from the firstMIND trial at ASH 2022. The final analysis from this Phase 1b trial showed no new safety signals and provided additional information on progression-free and overall survival at 24 months for patients with newly diagnosed diffuse large B-cell lymphoma treated with tafasitamab plus lenalidomide and R-CHOP. The Phase 1b study firstMIND is an open-label, randomized safety study combining tafasitamab or tafasitamab plus lenalidomide with standard R-CHOP for patients with newly diagnosed DLBCL. Additional analyses highlighted the prognostic potential of sensitive circulating tumor (ct) DNA minimal residual disease (MRD) assays in patients with DLBCL after first-line therapy. Additionally, Incyte is responsible for conducting inMIND, a Phase 3 study in patients with r/r follicular lymphoma (FL) Grade 1-3a or r/r nodal, splenic, or extranodal marginal zone lymphoma (MZL). On August 1, 2023, Incyte announced that the inMIND study is fully enrolled. The inMIND study evaluates whether tafasitamab and lenalidomide as an add-on to rituximab provides improved clinical benefit The Company Group Management Report Financial Statements Additional Information 36 ›› Fundamentals of the MorphoSys Group

compared with lenalidomide alone as an add-on to rituximab in patients with r/r FL or r/r MZL. The primary endpoint of the study is PFS in the FL population, and the key secondary endpoints are PFS and OS in the overall population as well as PET-CR at the end of treatment in the FL population. Topline data are expected in the second half of 2024. L-MIND: In April 2023, MorphoSys and Incyte presented at the American Association for Cancer Research (AACR) Annual Meeting 2023 final five-year follow-up data from the Phase 2 L-MIND study showing that Monjuvi® (tafasitamab- cxix) plus lenalidomide followed by Monjuvi® monotherapy provided prolonged, durable responses in adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL). At the data cut-off (Nov. 14, 2022) for the full analysis set (80 patients), the best overall response rate (ORR) was 57.5% (95% CI = 45.9, 68.5; n = 80), and a complete response (CR) was observed in 41.3% of patients (95% CI = 30.4, 52.8; n = 33). A partial response (PR) was observed in 16.3% of patients (95% CI = 8.9, 26.2; n = 13). Additional results included: • Median duration of response was not reached after a median follow-up of 44.0 months (95% CI = 29.9, 57.0). • The median overall survival was 33.5 months (95% CI = 18.3, NR) and median progression-free survival was 11.6 months (95% CI = 5.7, 45.7). • Of the 21 patients with >60 months of follow-up, 14 had received one prior line of therapy (pLoT), and seven patients had received ≥2 pLoTs. • Patients with one pLoT (n = 40) had a higher ORR of 67.5% (CR = 52.5% and PR = 15%) compared to 47.5% of patients with two or more pLoTs (n = 40; CR = 30% and PR = 17.5%). No new safety signals were identified. The majority of adverse events (AEs) were grade 1 or grade 2 during both combination and monotherapy treatment. Patients experienced a lower frequency of all-grade and grade 3 or higher adverse events during monotherapy. The most common adverse events with combination therapy were neutropenia (incidence per person per year, all-grade/ grade ≥3: 3.79/2.09) and thrombocytopenia (1.52/0.52), which declined after patients switched to monotherapy (all-grade/grade ≥3: 1.09/0.70 and 0.17/0.06, respectively, in the first two years of monotherapy). Neutropenia and diarrhea were the most common adverse events in the first two years of monotherapy. Monjuvi®, in combination with lenalidomide, was granted accelerated approval based on the one-year primary analysis of the L-MIND study. The data for the five-year analysis of the L-MIND study have not yet been submitted to, or reviewed by, the FDA. During the American Society of Clinical Oncology (ASCO) Annual Meeting from June 2 to 6, 2023, the European Hematology Association (EHA) Hybrid Congress from June 8 to 11, 2023, the International Conference on Malignant Lymphoma (ICML) from June 13 to 17, 2023, and the Hybrid Annual Meeting of the Society of Hematologic Oncology (SOHO) from September 6 to 9, 2023, MorphoSys presented posters and e-publications of both the five-year L-MIND data overall and a new subgroup analysis. The new data showed that overall response rate was comparable across subgroups, numerically favoring patients with positive prognostic factors. Additionally, duration of response, progression-free survival, and overall survival highlighted long-term clinical efficacy across all subgroups. B-MIND: The Phase 2/3 study B-MIND is evaluating the safety and efficacy of tafasitamab in combination with the chemotherapeutic agent bendamustine in comparison to rituximab plus bendamustine in patients with r/r DLBCL who are not candidates for HDC and ASCT. The study was fully recruited as of June 2021. The regulatory significance of the B-MIND study has decreased as only long-term safety data for B-MIND are required by the EMA as an obligation for the conditional marketing authorization. As such, all final analyses of primary and secondary endpoints will be performed in mid-2024. In May 2022, Xencor announced the start of a Phase 2 combination study of the CD3xCD20 bispecific antibody plamotamab in combination with tafasitamab and lenalidomide in patients with relapsed or refractory DLBCL. Plamotamab is a tumor-targeted bispecific antibody that contains both a CD20 binding domain and a cytotoxic T-cell binding domain (CD3). In January 2023, Xencor announced that the company is winding down and ending enrollment in the Phase 2 study due to challenges with patient accrual in lymphoma. The study was terminated in February 2023. The early termination of this study was not based on clinical grounds, i.e., no safety concerns or lack of efficacy were observed. In June 2022, MorphoSys, Incyte, and Pfizer announced a clinical trial collaboration and supply agreement to investigate the immunotherapeutic combination of Pfizer’s maplirpacept (TTI-622), a novel SIRPα-Fc fusion protein, and tafasitamab plus lenalidomide in patients with relapsed or refractory DLBCL who are not eligible for ASCT. Under the terms of the agreement, Pfizer initiated a multicenter, international Phase 1b/2 study of maplirpacept (TTI-622) with tafasitamab and lenalidomide. MorphoSys and Incyte provide tafasitamab for the study. The study is sponsored and funded by Pfizer and is conducted in North America, Europe, and Asia-Pacific. In mid-2022, a first patient was treated in the MINDway study, a Phase 1b/2 study evaluating the safety of a modified tafasitamab IV dosing regimen in combination with lenalidomide in adult patients with r/r DLBCL in the same population as L-MIND to enable less frequent dosing in patients with r/r DLBCL. In February 2024, Incyte obtained exclusive rights worldwide to tafasitamab. Incyte will assume full responsibility and cover all costs going forward for the development and commercialization of the asset. The Company Group Management Report Financial Statements Additional Information 37 ›› Fundamentals of the MorphoSys Group

Tulmimetostat Overview Tulmimetostat (formerly known as CPI-0209; also acquired as part of the Constellation acquisition) is an investigational small-molecule, next-generation dual EZH2 and EZH1 inhibitor with an epigenetic mechanism of action that has been designed to achieve comprehensive target coverage through increased on-target residence time. Data from in- vitro preclinical models of multiple cancer types suggested that tulmimetostat may bind to EZH2 more durably and with higher affinity than first-generation EZH2 inhibitors. Studies of Tulmimetostat Patient enrollment in a Phase 1/2 clinical trial of  tulmimetostat is ongoing. This Phase 1/2, open-label, multi- center, first-in-human study is designed to evaluate the safety and tolerability and preliminary clinical activity in patients with advanced solid tumors or lymphomas. The Phase 1 evaluated the dose escalation period in patients with advanced tumors and aimed to determine maximum tolerated dose (MTD) and/or recommended Phase 2 dose (RP2D) as a monotherapy in patients with advanced tumors or lymphomas. Patients are currently enrolled in the Phase 2 expansion cohorts in selected tumor indications: urothelial or other advanced/metastatic solid tumors (ARID1A mutated), ovarian clear-cell carcinoma (ARID1A mutated), endometrial carcinoma (ARID1A mutated), lymphoma, mesothelioma (BAP1 loss mutation), and metastatic castration-resistant prostate cancer. Updated safety and efficacy data from the ongoing Phase 2 study of tulmimetostat monotherapy in multiple advanced malignancies were presented during the ASCO Annual Meeting in June 2023. The data demonstrated disease stabilization or better across all solid tumor cohorts studied, including those with heavily pre-treated patients: urothelial cancer or ARID1A-mutated advanced solid tumors, ARID1A- mutated ovarian clear-cell carcinoma and endometrial carcinoma, BAP1-mutated mesothelioma and, metastatic castration resistant prostate cancer. In addition, complete and partial responses were observed in the lymphoma cohort. Safety findings from the trial were consistent with the mechanism of EZH2 inhibition. At data cut-off (February 14, 2023), 81 patients enrolled in the Phase 2 expansion phase of the trial had received at least one dose of tulmimetostat in the cohorts listed above and 75 patients also had at least one post-baseline response assessment or discontinued the treatment prior to their first post-baseline assessment for any reason and hence included in the efficacy evaluable set. At trial entry, 86% of patients had been treated with at least two prior lines of therapy. Objective response was observed in patients with ovarian clear-cell carcinoma, endometrial cancer, mesothelioma, and peripheral T-cell lymphoma (PTCL). Of ten evaluable patients with urothelial cancer or ARID1A-mutated advanced solid tumors, one had a partial response as the best response and three had disease stabilization. Of the 14 evaluable patients with ovarian clear-cell carcinoma, four had a partial response as the best response and four had stable disease. Of the eight evaluable patients with endometrial carcinoma, three had partial responses as the best response and one had stable disease. Two of the eight evaluable patients with peripheral T-cell lymphoma had complete responses and one had a partial response. For the 21 evaluable patients with mesothelioma, there were three had partial responses as the best response and ten disease stabilizations. Of the ten evaluable patients with metastatic castration-resistant prostate cancer, six had stable disease. In the safety analysis set, 80 patients (98.8%) had at least one treatment-emergent AE (TEAE). The most frequent treatment-emergent adverse events (TEAEs) determined to be possibly related to tulmimetostat included thrombocytopenia (50.6%), diarrhea (45.7%), anemia (35.8%), nausea (33.3%), fatigue (32.1%), alopecia (27.2%), dysgeusia (24.7%), vomiting (22.2%), neutropenia (16.0%), decreased appetite (14.8%), and decreased weight (12.3%). TEAEs led to dose reductions in 31 patients (38.3%) and to dose interruptions in 57 patients (70.4%). Fourteen patients (17.3%) discontinued treatment due to AEs. In September 2023, the FDA granted Fast Track designation for tulmimetostat, for the treatment of patients with advanced, recurrent, or metastatic endometrial cancer harboring AT-rich interacting domain-containing protein 1A (ARID1A) mutations and who have progressed on at least one prior line of treatment. The FDA grants Fast Track designation to facilitate the development and expedite the review of medicines intended to treat serious conditions and potentially address an unmet medical need, with the goal of getting these important, new therapies to patients earlier. During the IGCS (International Gynecologic Cancer Society) 2023 Annual Global Meeting held in Seoul, South Korea, in November 2023, MorphoSys showcased in a featured poster abstract session, updated preliminary Phase 2 clinical data and first biomarker findings in a subset of patients with ARID1A-mutated ovarian clear-cell or endometrial carcinomas. At cutoff date (July 16, 2023), of the 89 patients enrolled in the Phase 2 study, efficacy data from 14 evaluable patients with ovarian clear-cell carcinoma and 11 evaluable patients with endometrial carcinoma were presented; >50% of each cohort have received ≥3 prior treatment lines. Of the 14 evaluable patients with ovarian clear-cell carcinoma, the best confirmed response was a partial response in one patient and stable disease in seven patients and of the 11 evaluable patients with endometrial carcinoma, four patients had a best confirmed response of PR and two patients had stable disease. The manageable safety profile across all 6 tumor cohorts (n = 89) was consistent with known class effects; Thrombocytopenia (in 50.6% patients) was the most frequent hematologic TEAE considered at least possibly related to tulmimetostat and diarrhea (in 51.7%) was the most frequent non-hematologic TEAE considered at least possibly related to tulmimetostat. Next generation sequencing did not reveal a specific hotspot for ARID1Amut locations impacting clinical outcome in patients with ovarian clear-cell or endometrial carcinoma. These efficacy, safety and biomarker data support further investigation of this dual inhibitor. The Company Group Management Report Financial Statements Additional Information 38 ›› Fundamentals of the MorphoSys Group

Clinical Development by Partners The most advanced programs being developed by partners are outlined below. Ianalumab Ianalumab (VAY736) is a fully human IgG1/k mAb with a dual mode of action targeting B-cell lysis and BAFF-R blockade that is being investigated by Novartis in multiple indications within the immunology and hematology field. Ianalumab is currently in Phase 3 clinical development in lupus nephritis (LN), Sjögren’s disease, systemic lupus erythematosus (SLE), immune thrombocytopenia (1L and 2L ITP), and warm autoimmune hemolytic anemia (wAIHA). Ianalumab is also in Phase 2 clinical development in autoimmune hepatitis (AIH). MorphoSys is entitled to milestone payments and royalties upon approval and commercialization. Abelacimab Abelacimab (MAA868) is an antibody directed against Factor XI that is being investigated by Anthos Therapeutics in two complementary Phase 3 clinical studies in cancer- associated thrombosis (CAT) for the prevention of venous thromboembolism (VTE) and in one Phase 3 study in high- risk patients with atrial fibrillation (AF). The FDA granted Fast Track designation to abelacimab for both indications under study. In September 2023, Anthos Therapeutics announced that the AZALEA-TIMI 71 Phase 2 study in atrial fibrillation at moderate-to-high risk of stroke has been stopped early due to an overwhelming benefit (reduction in bleeding compared to standard-of-care direct oral anticoagulant. MorphoSys is entitled to milestone payments and royalties upon approval and commercialization. Setrusumab Setrusumab (BPS804/UX143) is a fully human monoclonal antibody inhibiting sclerostin that is currently being investigated by Ultragenyx and Mereo BioPharma in the Phase 3 portion of the pivotal Phase 2/3 clinical study and a Phase 3 study for the treatment of osteogenesis imperfecta. MorphoSys is entitled to milestone payments and royalties upon approval and commercialization. Bimagrumab Bimagrumab is a fully human monoclonal antibody against activin type II receptors that is currently in clinical development. Lilly is investigating bimagrumab in a global Phase 2b study in patients with obesity and announced completion of enrollment in June 2023. MorphoSys is entitled to milestone payments and royalties upon approval and commercialization. Felzartamab Felzartamab is a therapeutic human monoclonal antibody directed against CD38. Human Immunology Biosciences, Inc. (HI-Bio) obtained exclusive rights to develop and commercialize felzartamab across all indications worldwide, with the exception of Greater China. HI-Bio is evaluating felzartamab for patients with two renal autoimmune diseases, anti-PLA2R antibody-positive membranous nephropathy (M-PLACE and New-PLACE trials), and immunoglobulin A nephropathy (IGNAZ trial). On May 25, 2023, HI-Bio announced that the FDA has granted orphan drug designation (ODD) for felzartamab in development for the treatment of membranous nephropathy (MN). On October 31, 2023, HI-Bio announced that the FDA has granted Breakthrough Therapy designation for felzartamab in primary membranous nephropathy (PMN). The FDA selectively grants Breakthrough Therapy designation to expedite the development and review of drugs that are intended to treat a serious or life-threatening condition and preliminary clinical evidence indicates the drug may demonstrate substantial improvement over available therapy on a clinically significant endpoint(s). HI-Bio initiated an open label Phase 1b study in patients with lupus nephritis (LN) end of 2023. In addition, felzartamab is also under investigation in a randomized, controlled, double-blind pilot Phase 2 trial for chronic Antibody Mediated Transplant Rejection (AMR), this is an investigator initiated trial (IIT). I-Mab Biopharma holds the exclusive regional rights to develop and commercialize felzartamab in Greater China and is studying felzartamab in relapsed/refractory multiple myeloma. MorphoSys will be eligible to receive payments on achievement of development, regulatory, and commercial milestones in addition to royalties on net sales of felzartamab. MOR210/TJ210/HIB210 MOR210/TJ210/HIB210 is a human antibody directed against C5aR1, the receptor of the complement factor C5a. HI-Bio obtained exclusive worldwide rights to develop and commercialize MOR210 across all indications worldwide, with the exception of Greater China and South Korea. In July 2023, HI-Bio announced that the first participants have been dosed in a Phase 1 healthy volunteer study of HIB210. I-Mab Biopharma holds the exclusive rights for MOR210 in Greater China and South Korea and is currently investigating MOR210 for autoimmune diseases after Phase 1 trial in solid tumors completion. MorphoSys will be eligible to receive payments on achievement of development, regulatory, and commercial milestones in addition to royalties on net sales of MOR210/TJ210/HIB210. Other Programs (Selection) In addition to the partnered programs listed above, there are several additional partnered programs in early to mid- stage research and development, amongst others CMK389/ NOV-8. The Company Group Management Report Financial Statements Additional Information 39 ›› Fundamentals of the MorphoSys Group

Other Business Activities Drug Development MorphoSys is a global biopharmaceutical company with a focus on cancer treatments. The Company has a broad clinical pipeline and develops drugs using its translational research and development and in collaboration with pharmaceutical and biotechnology partners as well as academic institutions. Pelabresib, our investigational BET inhibitor, represents an opportunity to substantially improve the standard of care for myelofibrosis, a debilitating and often deadly disease. Based on the strong and comprehensive data generated from the MANIFEST-2 study, MorphoSys will continue conversations with regulatory agencies, with the intention to submit an NDA for pelabresib in combination with ruxolitinib in myelofibrosis to the FDA and an MAA to the EMA in the middle of 2024. According to the report “Global Oncology Trends 2023” published by the IQVIA Institute, global oncology continue to see a surge in R&D and innovation, bringing forward new therapies for advanced cancers and some of the most advanced novel science in pharmaceutical development. These therapies represent the largest area of collective research and the largest overall area by drug spending. Despite significant advances in treatment, the global oncology community and patients continue to struggle with disparities in access and care. Global spending on oncology drugs reached US$ 196 billion in 2022 and is estimated to reach US$ 375 billion by 2027, driven by continued innovation. MorphoSys’ most advanced proprietary clinical programs are described in the section “Research and Development.” Clinical-stage programs developed by partners are entirely under the control of our partners. These programs include not only those in our core area of oncology but also ones in indications where we have not established proprietary expertise. The most advanced programs are outlined in the section “Research and Development.” Influential Factors Good public medical care is a political goal in many countries. The need for new forms of therapy is growing as a result of demographic change. Certain cost containment measures in Europe and the U.S. risk limiting access to innovation for patients and could slow the industry’s investment in the development of new therapies. Regulatory approval processes in the U.S., Europe, and elsewhere are lengthy, time-consuming, and largely unpredictable. Approval-related laws, regulations, and policies and the type and amount of information necessary to gain approval may change during the course of a product candidate’s clinical development and may vary across jurisdictions. According to BioCentury, the biopharma industry witnessed the second-largest number of FDA new drug approvals in 2023 despite a challenging fundraising environment. However, a potential slowdown in approvals might be felt later, as most of the approved drugs were in development prior to the recent market downturn. Long-term, the high prevalence of cancer cases will continue to underpin demand for new and innovative therapies for different types of cancer, driving substantial growth in the market. Cancer therapies have historically dominated drug approvals, and there were three more cancer drug approvals in 2023 than in the prior year. The bar for the efficacy of immunotherapies has continued to rise over the past decade, posing a greater hurdle to the advancement of new drugs. Three recent innovation trends – an increase in approval of drugs against new targets, new therapeutic modalities, and indications lacking treatment – saw varying degrees of reversal during the year. These latest developments reflect the emerging outcome that pharmaceutical companies may be shifting their emphasis from first-in-class to best-in-class therapies. MorphoSys recognized early on the impact of the global COVID-19 pandemic on healthcare systems and society worldwide, as well as the resulting potential impact on preclinical and clinical programs, specifically clinical trials, and quickly activated its existing business continuity plans to minimize any disruptions to ongoing operations caused by the COVID-19 pandemic and to take the necessary actions to protect its employees. MorphoSys continues to monitor the development of the global infection situation after the end of the COVID-19 pandemic and decides on a case-by-case basis on the necessary course of action and measures to ensure the safety of employees and patients. Patents Our proprietary clinical programs and technologies are our most valuable assets. It is therefore crucial to our success that we protect these assets through appropriate measures such as patents and patent applications and thereby utilize them exclusively. To ensure this, the Intellectual Property (IP) department seeks out the most optimal strategy to protect our products and technologies. The rights of third parties are also actively monitored and respected. Our core technologies are protected by numerous patent families. For our Ylanthia antibody library, patents have been granted in all major territories, including in the European, U.S., and Asian markets. The proprietary development programs form the basis for the Company’s success and are protected by numerous patent families. In addition to the patents protecting the drug candidates themselves, further patent applications have been filed covering additional aspects of the programs. The main patents for pelabresib run until 2032 (U.S.) and 2031 (Europe), not including possible extension through supplemental protection certificates or term extensions. In The Company Group Management Report Financial Statements Additional Information 40 ›› Fundamentals of the MorphoSys Group

addition, the use of pelabresib for the treatment of myelofibrosis is patent-protected in the U.S. until 2039. The main patents for tulmimetostat have a term until 2039. Here, too, a possible extension through supplementary protection certificates or term extensions is not included. The tafasitamab program is also protected by a portfolio of patents. The core patents are scheduled to expire in 2029 (U.S.) and 2027 (Europe), without taking into account the additional protection of up to five years available through supplementary protection certificates or patent term extensions. Based on the approvals in the U.S. and Europe, corresponding patent term extension applications have already been filed in the U.S. (PTE) and Europe (SPC). The patents for the tafasitamab program are being advanced in close coordination with our partner Incyte. In the U.S. and Europe regulatory exclusivities are also available for approved products. The relevant patents for our development candidate felzartamab (out-licensed to HI-Bio and I-Mab) will not expire before 2026. This does not take into account any potential additional protection of up to five years through supplementary protection certificates (SPCs) or term extensions. The programs that are co-developed with or for partner companies are also patent-protected. Our patent department works closely with the relevant partners. The patents for these drug development programs have terms that significantly exceed the terms of the underlying technology patents. We also monitor our competitors’ activities so we can take action when necessary. In the 2023 financial year, we continued to reinforce the patent protection of our development programs and technology portfolio, which represent the core value drivers of our Company. We have more than 110 different proprietary patent families worldwide, in addition to the numerous patent families we are pursuing in collaboration with our partners. Corporate Developments On March 2, 2023, MorphoSys announced that the company was stopping work and operations on its pre-clinical research programs to optimize its cost structure. As a result, MorphoSys reduced its workforce at the company’s headquarters in Planegg, Germany, by approximately 17%. This action, along with other steps taken over the past year, enabled MorphoSys to focus resources on its mid to late- stage oncology pipeline. On March 14, 2023, MorphoSys announced the appointment of Lucinda Crabtree, Ph.D., as Chief Financial Officer and member of the Management Board of MorphoSys AG, succeeding Sung Lee. She started on August 8, 2023. On March 24, 2023, MorphoSys announced that it partially repurchased its outstanding convertible bonds due in 2025 via a modified reverse Dutch auction procedure. At the close of the procedure, the Company agreed to purchase bonds representing € 62.9 million in aggregate principal amount (approximately 19 % of the outstanding principal amount). On May 17, 2023, MorphoSys’ shareholders approved all resolutions proposed by the Company’s Management and Supervisory Boards at the Company’s virtual Annual General Meeting, including the re-election of the members of the Supervisory Board George Golumbeski, Ph.D., and Michael Brosnan. The ordinary Annual General Meeting 2023 was conducted without the physical presence of shareholders or their proxies, as permitted by German law. Via a password- protected web service, registered shareholders could, among other things, submit questions, visually and audibly follow the entire Annual General Meeting, and exercise their voting rights. On December 13, 2023, MorphoSys announced that its Management Board, with the approval of the Supervisory Board, had resolved to launch a cash capital increase against cash contributions under exclusion of shareholders’ pre-emptive rights. The successful execution of the capital increase with gross proceeds of € 102.7 million has strengthened the Company’s liquidity position. MorphoSys intends to use the net proceeds to support the ongoing clinical development of key pipeline programs to regulatory approval, to accelerate launch preparations for pelabresib in first-line myelofibrosis, to further strengthen its finances, and for general corporate purposes. The Company Group Management Report Financial Statements Additional Information 41 ›› Fundamentals of the MorphoSys Group

Group Headcount Development On December 31, 2023, the MorphoSys Group had 524 employees (December 31, 2022: 629). The MorphoSys Group employed an average of 564 employees in 2023 (2022: 647). Of the average 564 employees, 9 worked in production, 365 in research and development, 127 in general and administrative positions, and 63 in sales and marketing. All of these employees are based at our locations in Germany and the United States. We do not have collective wage agreements with our employees, and there were no employee strikes during the reporting year. At the end of the 2023 reporting year, our workforce comprised employees representing 37 different nationalities (2022: 43). Figure 03 Total Headcount of the MorphoSys Group (December 31) (Number) The Company Group Management Report Financial Statements Additional Information 42 ›› Fundamentals of the MorphoSys Group

Figure 04 Employees by Gender (December 31) To compete successfully for the top talent, MorphoSys conducts an annual comparison of the Company’s compensation with that paid by other companies in the biotech industry and similar sectors and adjusts the salary structure when necessary. The remuneration system consists of fixed compensation and a variable annual bonus linked to the achievement of corporate targets. Individual targets promote the employees’ personal development and the achievement of overriding corporate goals. A “spot bonus” is also awarded on the spot to employees for exceptional performance. This instrument was used frequently again to reward employees during the reporting year. The Company Group Management Report Financial Statements Additional Information 43 ›› Fundamentals of the MorphoSys Group

Macroeconomic and Sector-Specific Conditions CONTENTS 44 Changes in the Business Environment 44 Influential Factors 44 Currency Development Changes in the Business Environment Global economy growth is projected to stay stable at an estimated 3.1% in 2023 and in 2024, then rise to 3.2% in 2025 (report: “World Economic Outlook Update January 2024,” published by the International Monetary Fund [IMF]). According to the IMF, the global economic recovery from the COVID-19 pandemic, the war in Ukraine, and the cost- of-living crisis is proving surprisingly resilient. Inflation is falling faster than expected from its 2022 peak. The IMF’s growth forecast for the advanced economies in 2023 was +1.6%, compared to 2.6% in 2022, and the forecast for the emerging and developing economies was +4.1% (2022: +4.1%). The IMF’s estimate for growth in the euro area in 2023 was +0.5% (2022: +3.4%), compared to -0.3% for Germany (2022: +1.8%); +2.5% for the U.S. (2022: +1.9%); and +5.2% for China (2022: +3.0%). When managing its business activities, MorphoSys takes a number of potential macroeconomic risks and opportunities into consideration. Influential Factors According to BioCentury, the biopharma industry witnessed the second-largest number of FDA new drug approvals in 2023 despite a challenging fundraising environment. However, a potential slowdown in approvals might be felt later, as most of the approved drugs were in development prior to the recent market downturn. Long-term, the high prevalence of cancer cases will continue to underpin demand for new and innovative therapies for different types of cancer, driving substantial growth in the market. Cancer therapies have historically dominated drug approvals, and there were three more cancer drug approvals in 2023 than in the prior year. The bar for the efficacy of immunotherapies has continued to rise over the past decade, posing a greater hurdle to the advancement of new drugs. Three recent innovation trends – an increase in approval of drugs against new targets, new therapeutic modalities, and indications lacking treatment – saw varying degrees of reversal during the year. These latest developments reflect the emerging outcome that pharmaceutical companies may be shifting their emphasis from first-in-class to best-in-class therapies. Currency Development The EUR/USD exchange rate has fluctuated between 1.04 and 1.12 over the last year and stood at 1.10 on December 31, 2023, with inflation expectations and interest rate differences being the main drivers, in addition to trade conflicts and ongoing geopolitical tensions. The majority of our business transactions are conducted in euros and U.S. dollars. With the acquisition of Constellation we have significantly expanded our footprint in the U.S. Primarily driven by the additional ongoing clinical studies, U.S. dollar expenses are expected to exceed U.S. dollar revenues for the next financial year. Therefore, strengthening of the U.S. dollar against the euro, all other things remaining equal, would have a negative impact on our operating result. We manage this risk through various mechanisms, such as optimizing our U.S. dollar assets against our U.S. dollar liabilities and maintaining an adequate (currently around 35%) amount of U.S. dollars in our bank accounts. The Company Group Management Report Financial Statements Additional Information 44 ›› Macroeconomic and Sector-Specific Conditions

Analysis of Net Assets, Financial Position, and Results of Operations CONTENTS 45 Result of Operations 52 Cash and Investments 54 Cash Flows 55 Investments 56 Net Assets 58 Contractual Obligations 59 Comparison of Actual Business Results versus Forecasts 60 The Management Board’s General Assessment of Business Performance This report on the net assets, financial position and results of operations should be read in conjunction with the annual consolidated financial statements and the notes thereto, which also form part of this annual report. In addition to historical financial information, the following report contains forward-looking statements that reflect our plans, estimates and opinions. Our actual results may differ materially from these forward-looking statements. Factors that could cause or contribute to these differences or cause our actual results or the timing of selected events to differ materially from those anticipated in these forward-looking statements include those set forth under “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and elsewhere in this report. Our consolidated financial statements comply with both the IFRSs published by the International Accounting Standards Board (IASB) and those adopted by the EU. The consolidated financial statements also take into account the supplementary provisions under commercial law, which must be applied in accordance with Section 315e (1) of the German Commercial Code (Handelsgesetzbuch – HGB). Results of Operations Revenues Revenues in the reporting year decreased by 14% or € 40.0 million to € 238.3 million (2022: € 278.3 million). This decrease resulted first and foremost from prior year revenues stemming from the execution of out-licensing agreements with HI-Bio and Novartis. Group revenues included revenues of € 85.0 million (US$ 92.0 million (2022: € 84.9 million (US$ 89.4 million)) from the recognition of Monjuvi® U.S. net product sales. Success-based payments including royalties accounted for 50% or € 119.2 million (2022: 37% or € 103.1 million) of total revenues. On a regional basis, MorphoSys generated 89 % or € 211.5 million of its commercial revenues from product sales and with biopharmaceutical companies in the U.S. and 11 % or € 26.8 million from customers primarily located in Europe (excluding Germany) and Asia. In the same period last year, these percentages were 89% (€ 248.9 million) and 11% (€ 29.3 million), respectively. 78% of the Group's revenues were generated with customers Janssen, McKesson and Incyte (2022: 62% with Janssen, HI-Bio and McKesson). In 2022, revenues increased by 55% or € 98.7 million to € 278.3 million (2021: € 179.6 million). This increase resulted mainly from higher revenues from licenses due to the out- licensing agreements with HI-Bio and Novartis. Group revenues included revenues of € 84.9 million (US$ 89.4 million) (2021: € 66.9 million (US$ 79.1 million)) from the recognition of Monjuvi® U.S. net product sales. The Company Group Management Report Financial Statements Additional Information 45 ›› Analysis of Net Assets, Financial Position, and Results of Operations

Success-based payments including royalties accounted for 37% or € 103.1 million (2021: 48% or € 85.5 million) of total revenues. On a regional basis, MorphoSys generated 89% or € 248.9 million of its commercial revenues from product sales and with biopharmaceutical companies in North America and 11% or € 29.3 million from customers primarily located in Europe and Asia. In 2021, these percentages were 87% (€ 156.3 million) and 13% (€ 23.3 million), respectively. 62% of the Group's revenues were generated with customers Janssen, HI-Bio and McKesson (2021: 59% with Janssen, Incyte and GSK). For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes. Figure 05 Revenues by Region (December 31) (in %) The Company Group Management Report Financial Statements Additional Information 46 ›› Analysis of Net Assets, Financial Position, and Results of Operations

Figure 06 Revenues by Categories (December 31) (in million)1 Figure 07 Monjuvi® Product Sales (in million) Cost of Sales Cost of sales increased from € 48.6 million in 2022 to € 58.4 million in 2023, mainly due to impairments in the amount of € 11.9 million (2022: € 0.0 million), relating to the recognition of the inventory obsolescence reserve and scrapping of inventories. Acquisition and production costs of inventories slightly increased to € 30.7 million in 2023 (2022: € 28.8 million), mainly for Monjuvi® and Minjuvi®. In addition, amortization and other expenses for intangible assets increased from € 9.8 million in 2022 to € 10.7 million in 2023. This was offset by a decrease in personnel costs from € 9.5 million in 2022 to € 8.2 million in 2023. The gross margin of Monjuvi® U.S. net product sales amounted to 69% (2022: 73%). Cost of sales increased from € 32.2 million in 2021 to € 48.6 million in 2022, mainly due to higher acquisition and production costs of inventories of € 28.8 million in 2022 (2021: € 12.6 million), mainly for Monjuvi® and Minjuvi®. In The Company Group Management Report Financial Statements Additional Information 47 ›› Analysis of Net Assets, Financial Position, and Results of Operations

addition, impairment, amortization and other expenses for intangible assets increased from € 7.4 million in 2021 to € 9.8 million in 2022. This was offset by a decrease in personnel costs from € 11.6 million in 2021 to € 9.5 million in 2022. The gross margin of Monjuvi® U.S. net product sales amounted to 73% (2021: 82%). For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes. Gross Profit Gross Profit amounted to 179.9 million in 2023 (2022: 229.6 million). This decrease resulted mainly from lower revenues from licenses due to the out-licensing agreements with HI-Bio and Novartis signed in 2022. In 2022 gross profit amounted to € 229.6 million (2021: € 147.4 million). This increase resulted mainly from higher revenues from licenses due to the out-licensing agreements with HI-Bio and Novartis. Operating Expenses In 2023, operating expenses decreased by 4%, or € 18.0 million, to € 432.4 million compared to € 450.4 million in 2022. The year-over-year decrease resulted mainly from a decrease in expenses for external services and lower expenses for consumables. The decrease was partially offset by higher personnel expenses in 2023. Research and development expenses decreased by 5%, or € 14.2 million, to € 283.6 million in the reporting year (2022: € 297.8 million). The year-over-year decrease mainly resulted from lower expenses for external laboratory and consulting services and lower expenses for consumables and were partially compensated by higher personnel related expenses. The combined expenses for selling and general and administration amounted to € 147.2 million in 2023 (2022: € 152.5 million). This total mainly includes personnel expenses of € 83.0 million (2022: € 81.0 million) and expenses for external services of € 47.4 million (2022: € 54.4 million). In 2023, selling expenses amounted to € 81.4 million compared to € 92.4 million in 2022. The decrease by 12%, or € 11.0 million was due to streamlining and focusing of selling efforts. Selling expenses also included all of the expenses for services provided by Incyte as part of the joint U.S. marketing activities for Monjuvi®. General and administrative (G&A) expenses increased by 9%, or € 5.7 million, from € 60.1 million in 2022 to € 65.8 million in 2023. The major driver for this increase were higher personnel expenses that were partly offset by lower expenses for external services. In 2023 a goodwill impairment loss of € 1.6 million was recognized. In 2022, operating expenses decreased by 31%, or € 205.4 million, to € 450.4 million compared to € 655.8 million in 2021. The year-over-year decrease resulted mainly from an impairment of goodwill in 2021 and offset by lower personnel expenses in 2022, partially offset by higher development activities due to the first-time recognition of Constellation's operating expenses for a full fiscal year in 2022. Research and development expenses increased by 32%, or € 72.6 million, to € 297.8 million in 2022 (2021: € 225.2 million). The year-over-year increase mainly resulted from the recognition of research and development expenses of Constellation, whose research activities have been included in the MorphoSys consolidated financial statements since the third quarter of 2021. The combined expenses for selling and general and administration amounted to € 152.5 million in 2022 (2021: € 199.8 million). This total mainly includes personnel expenses of € 81.0 million (2021: € 96.1 million) and expenses for external services of € 54.4 million (2021: € 87.2 million). In 2022, selling expenses amounted to € 92.4 million compared to € 121.5 million in 2021. The decrease is due to streamlining and focusing of selling efforts. Selling expenses also included all of the expenses for services provided by Incyte as part of the joint U.S. marketing activities for Monjuvi®. General and administrative (G&A) expenses decreased by 23%, or € 18.1 million, from € 78.3 million in 2021 to € 60.1 million in 2022. The major driver for this decline were one-time transaction costs for the Constellation acquisition in 2021 of € 19.7 million. Furthermore, the decrease in operating expenses in 2022 resulted from the recognition of an impairment of goodwill amounting to € 230.7 million in 2021. The Company Group Management Report Financial Statements Additional Information 48 ›› Analysis of Net Assets, Financial Position, and Results of Operations

Figure 08 Selected R&D Expenses (December 31) (in million €) Research and Development Research and development expenses decreased by 5%, or € 14.2 million, to € 283.6 million in 2023 (2022: € 297.8 million). Expenses for external laboratory services and legal and scientific consulting services decreased from € 198.1 million in the previous year to € 170.9 million in the reporting year. This reflects our current clinical study progress as well as the prioritization activities relating to our R&D portfolio. Personnel expenses increased from € 65.0 million in the previous year to € 80.2 million in the reporting year, mainly driven by the increase in share-based payment expenses due to the increase in share price of MorphoSys AG, which is the valuation basis for the share-based payment programs. Expenses for intangible assets increased to € 16.3 million in 2023 (2022: € 14.8 million). In 2023 the expense was impacted by an impairment loss amounting to € 8.9 million relating to the write-off of a license. In the previous year, these were influenced in particular by impairment losses of € 7.8 million in connection with an impairment of an internally generated intangible asset under development. Depreciation, amortization and other expenses for infrastructure increased from € 10.8 million in 2022 to € 11.0 million in 2023. In contrast, expenses for consumables decreased from € 3.8 million in the previous year to € 0.3 million in 2023. In addition, Other expenses decreased from € 5.4 million in 2022 to € 4.9 million in 2023. The Company Group Management Report Financial Statements Additional Information 49 ›› Analysis of Net Assets, Financial Position, and Results of Operations

Research and development expenses increased by 32%, or € 72.6 million, to € 297.8 million in 2022 (2021: € 225.2 million) mainly due to higher expenses for external laboratory services. Expenses for external laboratory services and legal and scientific consulting services increased from € 131.5 million in 2021 to € 198.1 million in 2022, mainly due to the recognition of research and development expenses of Constellation, whose research activities have been included in the MorphoSys consolidated financial statements since the third quarter of 2021. Personnel expenses decreased from € 65.9 million in 2021 to € 65.0 million in 2022. Expenses for intangible assets amounted to € 14.8 million in 2022 (2021: € 7.9 million). In 2022, these were influenced in particular by impairment losses of € 7.8 million in connection with an impairment of an internally generated intangible asset under development. Depreciation, amortization and other expenses for infrastructure decreased from € 11.8 million in 2021 to € 10.8 million in 2022. Other expenses increased from € 4.1 million in 2021 to € 5.4 million in 2022. Expenses for consumables increased from € 4.1 million in 2021 to € 3.8 million in 2022. Selling Selling expenses decreased by 12%, or € 11.0 million, to € 81.4 million in 2023 (2022: € 92.4 million). This item mainly includes personnel expenses of € 39.8 million (2022: € 48.6 million) and expenses for external services of € 32.7 million (2022: € 35.8 million). The decrease in selling expenses is based on the ongoing measures to streamline and focus sales efforts. Selling expenses also included all expenses for services provided by Incyte as part of the joint U.S. sales activities for Monjuvi®. Selling expenses decreased by 24%, or € 29.1 million, to € 92.4 million in 2022 (2021: € 121.5 million). This item mainly includes personnel expenses of € 48.6 million (2021: € 63.5 million) and expenses for external services of € 35.8 million (2021: € 51.3 million). The decrease in selling expenses is based on measures to streamline and focus sales efforts. Selling expenses also included all expenses for services provided by Incyte as part of the joint U.S. sales activities for Monjuvi®. General and Administrative (G&A) G&A expenses increased by 9%, or € 5.7 million, in 2023 and amounted to € 65.8 million (2022: € 60.1 million). The increase was mainly due to higher personnel expenses that amounted to € 43.2 million in 2023 (2022: € 32.5 million). In contrast, expenses for external services declined to € 14.6 million (2022: € 18.6 million) and depreciation, amortization and other expenses for infrastructure decreased from € 5.0 million in the previous year to € 3.7 million in 2023. G&A expenses decreased by 23%, or € 18.1 million in 2022 and amounted to € 60.1 million (2021: € 78.3 million). The decrease was mainly due to transaction costs for the Constellation acquisition in 2021 amounting to € 19.7 million. Personnel expenses amounted to € 32.5 million in 2022 (2021: € 32.6 million). Depreciation, amortization and other expenses for infrastructure decreased from € 6.9 million in 2021 year to € 5.0 million in 2022. Impairment of Goodwill In the reporting year of 2023, an impairment of goodwill in the amount of € 1.6 million was recorded, which initially resulted from an acquisition in financial year 2010 (2022: € 0.0 million; 2021: € 230.7 million). Other Income Other income decreased by 58%, or € 7.0 million, to € 5.0 million in the reporting year (2022: € 12.0 million) and mainly resulted from lower exchange rate gains of € 3.2 million (2022: € 11.4 million). In 2022, other income increased by 46%, or € 3.8 million, to € 12.0 million (2021: € 8.2 million) and mainly resulted from exchange rate gains of € 11.4 million (2021: € 7.6 million). Other Expenses In the 2023 reporting year, other expenses decreased by 54%, or € 8.5 million, from € 15.6 million in 2022 to € 7.1 million in 2023. This decrease was mainly the result of lower exchange rate losses of € 6.3 million (2022: € 15.0 million). In 2022, other expenses increased by more than 100%, or € 9.2 million, from € 6.4 million in 2021 to € 15.6 million in 2022. This increase was mainly the result of exchange rate losses of € 15.0 million (2021: € 5.9 million). Finance Income Finance income decreased by 48%, or € 198.7 million, to € 213.4 million in the reporting year (2022: € 412.1 million) and mainly resulted from items amounting to € 115.6 million (2022: € 361.4 million) in connection with the changes in plan assumptions of finanical assets and financial liabilities from collaborations. The effect is mainly resulting from changes in internal planning assumptions in the fourth quarter 2023 regarding the expected net cash flows related to financial liabilities from collaborations in the amount of € 107.8 million and from income for foreign currency valuation in the amount of € 7.7 million (refer to Note 4.19 titled “Financial Assets and Liabilities from Collaborations” contained in the Notes to the Consolidated Financial Statements). In addition, finance income includes valuation income from the effect from differences between planning assumptions and actual figures from financial liabilities from future payments to Royalty Pharma in the amount of € 41.9 million (2022: € 31.2 million) (refer to Note 4.20 titled “Financial Liabilities from Future Payments to Royalty Pharma” contained in the Notes to the Consolidated Financial Statements). Also included is finance income from foreign exchange gains in the amount of € 9.8 million (2022: € 14.3 million), gains from measurement at fair value in the amount of € 7.1 million (2022: € 0.4 million) as well interest income in the amount of € 18.3 million (2022: € 4.6 million). Furthermore, € 16.4 million finance income resulted from the repurchase of own convertible bonds (2022: € 0 million) as well as from the partial sale of HI-Bio Shares of € 4.2 million (2022: € 0 million). The Company Group Management Report Financial Statements Additional Information 50 ›› Analysis of Net Assets, Financial Position, and Results of Operations

In 2022, Finance income increased by more than 100%, or € 315.5 million, to € 412.1 million (2021: € 96.6 million) and resulted from items amounting to € 361.4 million (2021: € 75.7 million) in connection with the changes in plan assumptions of financial assets and financial liabilities from collaborations. These items included effects from differences between planning assumptions and actual figures and the fair value measurement (refer to Note 4.19 titled “Financial Assets and Liabilities from Collaborations” contained in the Notes to the Consolidated Financial Statements). In addition, finance income includes valuation income from the effect from differences between planning assumptions and actual figures from financial liabilities from future payments to Royalty Pharma in the amount of € 31.2 million (2021: € 0.0 million) (refer to Note 4.20 titled “Financial Liabilities from Future Payments to Royalty Pharma” contained in the Notes to the Consolidated Financial Statements). Also included is finance income from the investment of cash and cash equivalents and exchange rate gains from investing of funds amounting to € 19.1 million (2021: € 20.9 million). In 2022 income from financial derivatives was recognized in the amount of € 0.2 million (2021: € 0.0 million). For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes. Finance Expenses Finance expenses decreased by 14%, or € 23.9 million, to € 142.0 million in the reporting year (2022: € 165.9 million). This decrease was mainly due to the effects from financial liabilities from future payments to Royalty Pharma of € 107.2 million (2022: € 81.2 million) resulting from differences between planning assumptions and actual figures, foreign currency effects and the application of the effective interest method (refer to Note 4.20 “Financial Liabilities from Future Payments to Royalty Pharma” contained in the Notes to the Consolidated Financial Statements). Furthermore, finance expenses include effects from financial liabilities from collaborations and decreased in 2023 to € 8.8 million (2022: € 60.4 million), specifically from the application of the effective interest method as well as the foreign currency revaluation (refer to Note 4.19 titled “Financial Assets and Liabilities from Collaborations” contained in the Notes to the Consolidated Financial Statements). In addition, this line item included finance expenses from the investment of cash and cash equivalents and exchange rate losses from financing activities of € 9.3 million (2022: € 8.5 million). Other finance expenses in the fiscal year 2023 amounted to € 16.7 million (2022: € 15.7 million), mainly relating to interest on the convertible bond issued in October 2020 in the amount of € 11.1 million (2022: € 12.5 million). Furthermore, a change in fair value of the Anti-Dilution Asset in the amount of € 4.3 million as well as € 0.9 million (2022: € 1.1 million) in interest expenses from the compounding of non-current lease liabilities were also recognized in the reporting year. In 2022, Finance expenses decreased by 9%, or € 15.6 million, to € 165.9 million (2021: € 181.5 million). This decrease was mainly due to the effects from financial liabilities from future payments to Royalty Pharma of € 81.3 million (2021: € 94.7 million) resulting from differences between planning assumptions and actual figures, foreign currency effects and the application of the effective interest method (also refer to Note 4.20 “Financial Liabilities from Future Payments to Royalty Pharma” contained in the Notes to the Consolidated Financial Statements). Furthermore, finance expenses include effects from financial liabilities from collaborations of € 60.4 million (2021: € 59.7 million), specifically from the application of the effective interest method as well as the foreign currency revaluation (refer to Note 4.19 titled “Financial Assets and Liabilities from Collaborations” contained in the Notes to the Consolidated Financial Statements). Furthermore, this line item included finance expenses from the investment of cash and cash equivalents and exchange rate losses from financing activities of 8.5 Mio. € (2021: 11.4 Mio. €). Other finance expenses amounted to € 15.7 million (2021: € 15.6 million) in 2022, mainly relating to interest on the convertible bond issued in October 2020 in the amount of € 12.5 million (2021: € 12.1 million) as well as € 1.1 million (2021: € 1.2 million) in interest expenses from the compounding of non-current lease liabilities were also recognized in 2022. For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes. Income Tax Benefits / Expenses The Group recorded total income tax benefit of € 1.2 million in 2023 (2022: income tax expense of € 168.6 million; 2021: income tax benefit of € 76.6 million), which consisted of current tax income of € 1.5 million, (2022: current tax expense of € 0.6 million; 2021: current tax benefit of € 1.2 million) and deferred tax expense of € 0.3 million (2022: deferred tax expense of € 168.0 million; 2021: deferred tax benefit of € 75.4 million). The effective income tax rate equaled 0.6% in the reporting year (2022: 962.2%; 2021: 13.0%). No deferred taxes were recognized in the current financial year, as the conditions for not recognizing a surplus of assets as at 31. December 2023 are still met. In 2022 the existing deferred tax assets on loss carryforwards and temporary differences of MorphoSys AG were derecognized in the amount necessary due to a high probability of a history of losses occurring as of December 31, 2023. In 2021 the difference was primarily due to the permanent difference on the impairment of goodwill as well as the effect of the non-recognition of deferred tax assets on temporary differences and current year tax losses for the U.S. tax group. Consolidated Net Profit / Loss For The Period In 2023, the consolidated net loss amounted to € 189.7 million (2022: consolidated net loss of € 151.1 million; 2021: consolidated net loss of € 514.5 million). The Company Group Management Report Financial Statements Additional Information 51 ›› Analysis of Net Assets, Financial Position, and Results of Operations

Table 04 Multi-Year Overview - Statement of Profit or Loss1 in million € 2023 2022 2021 2020 2019 Product Sales 85.0 84.9 66.9 18.5 0.0 Royalties 116.4 99.9 65.6 42.5 31.8 Licenses, Milestones and Other 36.9 93.5 47.2 266.7 40.0 Revenues 238.3 278.3 179.6 327.7 71.8 Cost of Sales (58.4) (48.6) (32.2) (9.2) (12.1) Gross Profit 179.9 229.6 147.4 318.5 59.7 Research and Development Expenses (283.6) (297.8) (225.2) (139.4) (108.4) Selling Expenses (81.4) (92.4) (121.5) (107.7) (22.7) General and Administrative Expenses (65.8) (60.1) (78.3) (51.4) (36.7) Impairment of Goodwill (1.6) 0.0 (230.7) (2.1) 0.0 Total Operating Expenses (432.4) (450.4) (655.8) (300.6) (167.8) Other Income/Expenses (2.1) (3.6) 1.8 9.4 0.2 Finance Income/Expenses 71.4 246.2 (84.8) (4.2) 0.5 Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets 0.5 0.0 0.3 (0.7) 0.9 Share of Loss of Associates accounted for using the Equity Method (8.2) (4.3) 0.0 0.0 (4.3) Income Tax Benefit / (Expenses) 1.2 (168.6) 76.6 75.4 3.5 Consolidated Net Profit / (Loss) (189.7) (151.1) (514.5) 97.9 (103.0) Earnings per Share, Basic and Diluted (in €)2 (5.53) (4.42) (15.40) — (3.26) Earnings per Share, Basic (in €) — — — 3.01 — Earnings per Share, Diluted (in €) — — — 2.97 — Shares Used in Computing Earnings per Share, Basic and Diluted2 34,312,744 34,155,650 33,401,069 — 31,611,155 Shares Used in Computing Earnings per Share, Basic — — — 32,525,644 — Shares Used in Computing Earnings per Share, Diluted — — — 33,167,852 — Dividends Declared per Share (in € and $) — — — — — 1 Differences due to rounding. 2 Basic and diluted earnings per share are the same in each of the years ended December 31, 2023, 2022, 2021 and 2019, because the assumed exercise of outstanding stock options and convertible bonds would be anti-dilutive due to our consolidated net loss in the respective period. The Company Group Management Report Financial Statements Additional Information 52 ›› Analysis of Net Assets, Financial Position, and Results of Operations

Cash and Investments Sources of Funding We have funded our operations through cash proceeds from ongoing business operations, including upfront fees, milestone payments, license fees, royalties, and service fees from strategic partners. Additionally, MorphoSys completed a private placement via an accelerated book building process in December 2023 raising gross proceeds of € 102.7 million. The proceeds of the transaction will be used to support the ongoing clinical development of key pipeline programs to regulatory approval and to accelerate launch preparations for pelabresib in first-line myelofibrosis. Cash and investments are presented in the balance sheet items "Cash and Cash Equivalents" and current and non- current "Other Financial Assets." On December 31, 2023, the Group had cash and investments of € 680.5 million, compared to € 907.2 million. On December 31, 2022. Cash in excess of immediate working capital requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. We pay particular attention to liquidity as well as capital preservation and invest mainly in money market funds, corporate bonds and fixed-term deposits with fixed or variable interest rates. Our functional currency is the euro. Nevertheless, we have liquidity in U.S. dollars, which could lead to exchange rate gains or losses in our finance income/expenses depending on the fluctuation of the euro/U.S. dollar exchange rate. As of December 31, 2023, we are not subject to any operating covenants or capital requirement covenants. The Business Combination Agreement with Novartis effective February 5, 2024, includes Interim Operating Covenants (IOC) MorphoSys is obliged to adhere to. Based on the company's recent corporate planning, which also incorporates the additionally released positive cash impacts from the sale of tafasitamab to Incyte as announced on February 5, 2024, MorphoSys believes that its liquidity is sufficient to finance its operational activities until early 2026, including the convertible bonds repayment. Any potential cashflows resulting from the Novartis Business Combination Agreement as announced February 5, 2024, were not considered in this recent corporate planning. Under the Business Combination Agreement, Novartis agreed to use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to provide MorphoSys with the financial resources required following completion of the Novartis Takeover Offer to enable MorphoSys to pay any obligations of MorphoSys arising from the implementation of the Novartis Takeover Offer as and when due, for example, but not limited to, the obligation from the convertible bonds and the obligations arising form the long-term incentive plans. For the unlikely case that Novartis would withdraw its takeover offer and MorphoSys consequently would remain a stand-alone company, management would need to assess different financing options to ensure the going-concern assumption beyond early 2026 according to regulatory requirements. Management would then consider both non- dilutive financing options, such as out-licensing of (pre-)clinical assets or the sale of potential future royalties, but also considers accessing the capital markets by way of issuance of new shares or share instruments (ADSs) and/or issuance or refinancing of convertible debt. For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024 , please refer to the section "6.9 - Subsequent Events." Uses of Funding We primarily use cash and other financial assets to fund the research and development costs related to the development of our product candidates. Our primary future funding requirements include the development and commercialization of our proprietary clinical pipeline, particularly in relation to pelabresib and, to a lesser extent, tulmimetostat. As outlined before, the Company's recent corporate planning, which also incorporates the additional cash impacts from the sale of tafasitamab to Incyte as announced on February 5, 2024, MorphoSys believes that its liquidity is sufficient to finance its operational activities until early 2026. Any potential cashflows resulting from the Novartis Business Combination Agreement as announced on February 5, 2024, were not considered in this recent corporate planning. For the unlikely case that Novartis would withdraw its takeover offer and MorphoSys consequently would remain a stand-alone company, management would need to assess different financing options to ensure the going-concern assumption beyond early 2026 according to regulatory requirements. Management would then consider both non-dilutive financing options, such as out-licensing of (pre-) clinical assets or the sale of potential future royalties, but also considers accessing the capital markets by way of issuance of new shares or share instruments (ADSs) and/ or issuance or refinancing of convertible debt. Since Management believes that the voluntary takeover offer by Novartis, which was announced February 5, 2024, will obtain the minimum acceptance threshold of 65% of MorphoSys share capital, bondholders will receive the right to redeem their bonds at the point in time Novartis takes over control over MorphoSys. The redemption payment will comprise the nominal amount and the accrued interest by the date of control is taken over. Based on the Business Combination Agreement, Novartis undertakes to MorphoSys to use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to provide the MorphoSys Group with the financial resources The Company Group Management Report Financial Statements Additional Information 53 ›› Analysis of Net Assets, Financial Position, and Results of Operations

required following completion of the Novartis Takeover Offer to enable the relevant MorphoSys Group companies pay any obligations arising from the implementation of the Novartis Takeover Offer as and when due, including any obligations for example, but not limited to, from the convertible bond to the extent triggered by completion of the Novartis Takeover Offer. We have based the estimate of the liquidity status on assumptions that may prove to be incorrect, and it is possible that we may utilize our capital resources more quickly than anticipated. The process of investigating product candidates in clinical trials and their commercialization is fundamentally an expensive process. Both the timing and progress of development trials as well as the success of commercialization cannot be predicted with certainty. As our product candidates are in various stages of development and the outcome of our activities is uncertain, we cannot estimate the amounts required in their entirety to successfully complete the development and commercialization of our product candidates. Cash Flows Net Cash Provided by/(Used in) Operating Activities In 2023, net cash used by operating activities amounted to € 295.8 million and was mainly attributable to the consolidated net loss of € 189.7 million (2022: consolidated net loss € 151.1 million) and changes in non-cash items. The consolidated net loss resulted both in 2023 and 2022 mainly from expenses incurred to finance MorphoSys’ ongoing operations, specifically cost of sales, research and development expenses, selling expenses, and general and administrative expenses. Changes in non-cash items included mainly income from the net change of financial assets and financial liabilities from collaborations amounting to € 106.7 million (2022: € 301.1 million), net change from future payments to Royalty Pharma of € 45.7 million (2022: € 46.8 million),€ 24.5 million net gains from other financial assets (2022: € 3.2 million) as well as non-cash expenses for convertible bonds amounting to € 5.3 million  (2022: € 12.5 million). These effects were offset by expenses for scheduled and non-scheduled depreciation and amortization of tangible and intangible assets and right-of-use assets amounting to € 32.8 million (2022: € 18.3 million), mainly related to impairments of licenses, inventory, and right-of-use assets. The expenses for shared based payments in the amount of € 27.4 million (2022: € 3.6 million), non-cash expense from the share of loss of associates accounted for using the at-equity method amounting to € 8.2 million (2022: € 4.3 million), as well as changes in the fair value of the anti-dilution right in the amount of € 4.3 million (2022: € 0.0 million) contributed to this offsetting effect. Changes in operating assets and liabilities in 2023 including paid income taxes amounted to € 5.6 million (2022: € 51.9 million) in the reporting year. This results from a € 56.9 million decrease in trade receivables (2022: € 18.2 million increase) as well as from an increase of contract liabilities by € 19.4 million (2022: decrease by € 0.3 million). Offsetting effects arose from an increase in inventories, prepaid expenses and other assets of € 24.8 million (2022: increase of € 11.9 million), which was mainly due to higher prepayments for external laboratory services, and from a decrease in accounts payable and accrued liabilities by € 44.3 million (2022: decrease of € 21.1 million), mainly due to lower outstanding trade payables at year-end. Furthermore, MorphoSys paid income taxes in the amount of € 1.6 million (2022: € 0.5 million). In 2022, net cash used by operating activities amounted to € 366.7 million and was mainly attributable to the consolidated net loss of € 151.1 million and changes in operating assets and liabilities, including income taxes paid, totaling € 51.9 million. This was offset by non-cash items totaling € 163.7 million. The consolidated net loss of € 151.1 million (2021: consolidated net loss € 514.5 million) in 2022 and 2021 resulted mainly from expenses incurred to finance MorphoSys’ ongoing operations, specifically cost of sales, research and development expenses, selling expenses, and general and administrative expenses. Non-cash items included mainly income tax expenses in the amount of € 168.6 million mainly from the reversal of deferred tax assets (2021: tax benefits in the amount of € 76.6 million), scheduled and non-scheduled depreciation and amortization of tangible and intangible assets and right-of- use assets amounting to € 18.3 million (2021: € 246.0 million mainly from impairment of goodwill) and non cash effective change of bonds amounting to € 12.5 million (2021: € 12.1 million). These were offset by income from the net change in financial assets or liabilities from collaborations of € 301.1 million (2021: € 16.0 million), net change in financial liabilities from future payments to Royalty Pharma of € 46.8 million (2021: € 42.8 million) and non cash income from the capitalization of investments in associates of € 19.9 million for HI-Bio (2021: € 0.0 million). Changes in operating assets and liabilities in 2022 mainly included an increase in inventories, prepaid expenses and other assets of € 11.9 million (2021: increase of € 30.3 million) and a decrease in accounts payable and accrued liabilities by € 21.1 million (2021: decrease of € 90.8 million). The increase in inventories, prepaid expenses and other assets is mainly due to higher prepayments for external laboratory services. The reason for the decrease in trade payables and accrued liabilities was mainly due to lower outstanding trade payables at year-end. Furthermore, MorphoSys paid income taxes in the amount of € 0.5 million (2021: € 64.6 million). In 2021, net cash used by operating activities amounted to € 481.4 million and was mainly attributable to the consolidated net loss of € 514.5 million and changes in operating assets and liabilities, including income taxes paid, totaling € 177.6 million. This was offset by non-cash items totaling € 210.6 million. The consolidated net loss of € 514.5 million resulted mainly from expenses incurred to finance MorphoSys’ ongoing operations, specifically cost of sales, research and development expenses, selling expenses, and general and administrative expenses. Net profit in 2020 resulted mainly from revenues from the collaboration and license agreement with Incyte, which was not recurring in 2021. Non-cash items included mainly income tax benefits in the amount of € 76.6 million (2020: € 75.4 million) and the net change in financial assets / liabilities from The Company Group Management Report Financial Statements Additional Information 54 ›› Analysis of Net Assets, Financial Position, and Results of Operations

collaborations in the amount of € 16.0 million (2020: € 36.6 million). These were offset by the net change in financial liabilities from future payments to Royalty Pharma in the amount of € 42.8 million (2020: € 0), scheduled depreciation and amortization as well as impairments of tangible and intangible assets and right-of-use assets amounting to € 246.0 million (2020: € 24.8 million) and the full year non cash effective change of bonds amounting to € 12.1 million (2020: € 2.5 million). Changes in operating assets and liabilities in 2021 mainly included an increase in inventories, prepaid expenses and other assets of € 30.3 million (2020: increase of € 8.5 million), partially offset by a decrease in accounts receivable of € 10.5 million (2020: decrease of € 69.6 million). Accounts payable and accrued liabilities decreased by € 90.8 million (2020: increase of € 77.5 million). The main reason for this decline relates to accounts payable and accrued expenses of Constellation, which were included for the first time due to the acquisition on July 15, 2021. The accrued expenses and accounts payable of Constellation mainly comprised share-based payment obligations to Constellation's employees that became due on the date of the acquisition by MorphoSys as well as accrued transaction costs. Their subsequent payment in 2021 led to the decrease presented in this cash flow item. The year-on-year decrease in accounts receivable was mainly due to lower outstanding receivables at the end of the year 2021. The increase in inventories, prepaid expenses and other assets was due in particular to the higher inventories for the commercialization of Monjuvi® in the U.S. Furthermore, MorphoSys paid € 64.6 million of income taxes in financial year 2021 due to net profit in 2020 (2020: € 0.3 million). Net Cash Provided by/(Used in) Investing Activities In 2023, net cash provided by investing activities amounted to € 15.4 million. This results from € 18.2 million of interest received, € 4.4 million cash receipts from sales of investments accounted at fair value through other comprehensive income, € 4.6 million cash receipts from sales of shares of investment in associates, as well as proceeds from the sale of other financial assets amounting to € 3,142.3 million. These were offset by payments to acquire other financial assets amounting to € 3,151.2 million and by payments to acquire tangible and intangible assets of € 2.9 million. In 2022, net cash provided by investing activities amounted to € 345.0 million, primarily driven by proceeds from the sale of other financial assets amounting to € 2,240.7 million. These were offset by payments to acquire other financial assets amounting to € 1,884.9 million. This net cash inflow from investing activities was mainly due to a shift in the composition of our investment portfolio, as securities matured and were sold and new, comparable securities were acquired. In addition, € 13.3 million was used for the acquisition of intangible assets in 2022. In 2021, net cash used in investing activities amounted to € 831.0 million, primarily driven by payments to acquire other financial assets amounting to € 2,188.3 million. These were offset by proceeds from the sale of other financial assets amounting to € 2,592.0 million. This net cash outflow from investing activities was mainly due to a shift in the composition of our investment portfolio, as securities matured and were sold and new, comparable securities were acquired. The cash outflow relating to the acquisition of 100% shares in Constellation, net of acquired cash, in 2021 amounted to € 1,206.6 million. In addition, € 22.3 million was used for the acquisition of intangible assets in 2021. Net Cash Provided by/(Used in) Financing Activities Net cash provided by financing activities amounted to € 43.0 million in 2023 and was primarily driven by the capital increase in December 2023 that resulted in net cash inflows of € 96.0 million. This was partially compensated by cash payments for repurchases of own convertible bonds including transaction costs of € 40.8 million. Furthermore, cash outflows of € 2.4 million from financing collaborations from Incyte, interest paid in the amount of € 1.8 million, as well as cash payments for the principal element of lease payments in the amount of € 8.0 million were recorded. Net cash provided by financing activities amounted to € 311.4 million in 2022 and consisted primarily of the cash receipts from the contracts with Royalty Pharma (development funding bond) in the amount of € 295.4 million as well as proceeds of € 23.8 million from financing collaborations from Incyte. Net cash provided by financing activities amounted to € 1,322.9 million in 2021 and consisted primarily of the cash receipts from the contracts with Royalty Pharma in the amount of € 1,206.7 million and the proceeds from the issuance of shares of € 84.7 million to Royalty Pharma as well as proceeds of € 40.0 million from financing collaborations from Incyte. Investments In 2023, MorphoSys invested € 0.4 million in property, plant and equipment (2022: € 1.9 million), mainly office and laboratory equipment (i.e., machinery). Depreciation of property, plant and equipment in 2023 decreased to € 2.3 million (2022: € 2.9 million). MorphoSys invested € 2.5 million in intangible assets in the reporting year (2022: € 13.3 million). Of this amount, € 2.4 million was spent on internally generated intangible assets. Amortization of intangible assets amounted to € 3.6 million in 2023 (2022: € 3.6 million). In 2023, impairment losses of € 9.6 million were recognized on intangible assets, thereof € 0.7 million on internally generated intangible assets. The Company Group Management Report Financial Statements Additional Information 55 ›› Analysis of Net Assets, Financial Position, and Results of Operations

The Company Group Management Report Financial Statements Additional Information 56
›› Analysis of Net Assets, Financial Position, and Results of Operations

Table
**05** Multi-Year Overview - Financial Situation[1]

| in million € | 2023 | 2022 | 2021 |
|---|---|---|---|
| Net Cash Provided by/Used in Operating Activities | (295.8) | (366.7) | (481.4) |
| Net Cash Provided by/Used in Investing Activities | 15.4 | 345.0 | (831.0) |
| Net Cash Provided by/Used in Financing Activities | 43.0 | 311.4 | 1,322.9 |
| Cash and Cash Equivalents (as of December 31) | 158.5 | 402.4 | 123.2 |
| Other Financial Assets | 520.8 | 504.8 | 853.7 |

[1] Differences due to rounding.

## Net Assets

### Assets

At € 2,026.3 million, total assets as of December 31, 2023, were € 370.6 million lower compared to December 31, 2022 (€ 2,396.9 million).

Current assets decreased by € 275.0 million to € 814.0 million. As of December 31, 2023 Cash and Cash Equivalents amounted to € 158.5 million compared to € 402.4 million as of December 31, 2022. This change was mainly due to the consumption of cash for operations in 2023. The capital increase in December 2023 resulted in gross proceeds of € 102.7 million. Transaction cost were € 6.7 million, which led to a net cash inflow of € 96.0 million. In addition, the partial redemption of the convertible bond as of March 30, 2023, resulted in a cash outflow including transaction costs of € 40.8 million. Furthermore, accounts receivable decreased by € 59.1 million and prepaid expenses decreased by € 20.6 million. The decrease was partly offsett by an increase in inventories of € 37.8 million. Included within the Inventory value is drug substance owned by MorphoSys prepaid by the customer of€ 19.4 million, for which a full prepayment has been received. Other financial assets amounted to € 520.8 million (December 31, 2022: € 504.8 million), which were primarily invested in term deposits with fixed interest rates.

Non-current assets decreased by € 95.6 million from a balance of € 1,307.9 million as of December 31, 2022, to € 1,212.3 million as of December 31, 2023, mainly due to a € 42.5 million decrease in intangible assets as well as a decrease of "Goodwill" by € 13.9 million, resulting from the change in the euro/U.S. dollar exchange rate compared to December 31, 2022. The balance sheet position "Right-of-Use Asset" decreased mainly due to a revised assessment of an extension right that had an effect of € 25.3 million. In addition, the balance sheet item "Investments in associates" declined by € 2.9 million to € 2.4 million as of December 31, 2023 (December 31, 2022: € 5.4 million).

For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.

### Liabilities

Current liabilities decreased by € 14.0 million from € 278.3 million in the prior year to € 264.3 million as of December 31, 2023, mainly as a result of € 47.5 million decrease in the line item "accounts payable and accruals" due to regular fluctuation and timing effects, specifically due to reduced accruals for research and development activities related to tafasitamab. Opposing effect was a € 19.4 million increase of the current contract liability as well as a € 17.6 million increase in the current portion of liabilities from future payments to Royalty Pharma (refer to Note 4.20 "Financial Liabilities from Future Payments to Royalty Pharma" of the Notes to the Consolidated Financial Statements).

Non-current liabilities (December 31, 2023: € 1,713.0 million; December 31, 2022: € 1,961.2 million) decreased mainly due to a reduction in the non-current portion of financial liabilities from collaborations from € 217.8 million as of December 31, 2022, to € 108.9 million as of December 31, 2023, mainly due to lower expected future revenues for Monjuvi® in the U.S.A. (refer to Note 4.19 "Financial assets and liabilities from collaborations" of the Notes to the Consolidated Financial Statements). In addition, the item "Financial liabilities from future payments to Royalty

The Company Group Management Report Financial Statements Additional Information 57
›› Analysis of Net Assets, Financial Position, and Results of Operations

Pharma" decreased by € 82.0 million (see section 4.20 "Financial liabilities from future payments to Royalty Pharma" of the Notes to the Consolidated Financial Statements). The € 47.6 million decrease in the carrying amount of the convertible bond issued in October 2020 mainly results from a partial redemption. A decrease in the non-current lease liability by € 29.4 million was mainly due to a revised assessment of an extension right that had an effect of € 25.3 million. Decreases are offset in particular by a € 19.7 million increase in non-current provision related to shared based compensation.

For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.

**Stockholders' Equity**

As of December 31, 2023, Group equity totaled € 49.0 million compared to € 157.4 million on December 31, 2022. The Company's equity ratio as of December 31, 2023 amounted to 2% compared to 7% on December 31, 2022. This decrease in the equity ratio resulted mainly from the consolidated net loss of the financial year 2023.

The number of shares issued totaled 37,655,137 as of December 31, 2023, of which 37,601,452 shares were outstanding (December 31, 2022: 34,231,943 shares issued and 34,165,963 shares outstanding).

On December 14, 2023, a total of 3,423,194 shares were issued in the context of a cash capital increase from Authorized Capital 2023-II and fully exhausted the Authorized Capital 2023-II. As a result, the number of authorized ordinary shares decreased by 286,134 from 9,195,696 as of December 2022 to 8,909,562 shares as of December 31, 2023.

On December 31, 2023, the Company held 53,685 treasury shares with a value of € 1,995,880 – a decrease of € 454,423 compared to December 31, 2022 (65,980 shares, € 2,450,303). The reason for this decrease was the transfer of 12,295 treasury shares amounting to € 454,423 to the Management Board and selected employees of the Company (beneficiaries) from the 2019 Long-Term Incentive Plan (LTI Plan). The vesting period for this LTI Plan expired on April 1, 2023, and offered beneficiaries a six-month period until November 3, 2023 to receive a total of 12,295 shares.

The development of the equity of the parent company MorphoSys AG (including the assessment with regard to the provision of Section 92 German Stock Corporation Act) as well as of MorphoSys Group is closely monitored by the Management Board. In addition, the company is closely monitoring the liquidity situation of MorphoSys Group and of MorphoSys AG, and believes that MorphoSys has sufficient liquid funds to ensure business operations for the forecast period (at least twelve months from the issuance date of the consolidated and statutory financial statements), which is subject to the going-concern assessment, without requiring additional proceeds from external refinancing. Any potential cashflows resulting from the Novartis Business Combination Agreement as announced on February 5, 2024, were not considered in the recent corporate planning.

Based on the company's recent corporate planning, which also incorporates the additionally released positive cash impacts from the sale of tafasitamab to Incyte as announced on February 5, 2024, MorphoSys believes that its liquidity is sufficient to finance its operational activities until early 2026, including the convertible bonds repayment. Any potential cashflows resulting from the Novartis Business Combination Agreement as announced February 5, 2024, were not considered in this recent corporate planning.

Under the Business Combination Agreement, Novartis agreed to use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to provide MorphoSys with the financial resources required following completion of the Novartis Takeover Offer to enable MorphoSys to pay any obligations of MorphoSys arising from the implementation of the Novartis Takeover Offer as and when due, for example, but not limited to, the obligation from the convertible bonds and the obligations arising form the long-term incentive plans, each to the extent triggered by the completion of the Novartis Takeover Offer.

For the unlikely case that Novartis would withdraw its takeover offer and MorphoSys consequently would remain a stand-alone company, management would need to assess different financing options to ensure the going-concern assumption beyond early 2026 according to regulatory requirements. Management would then consider both non-dilutive financing options, such as out-licensing of (pre-) clinical assets or the sale of potential future royalties, but also considers accessing the capital markets by way of issuance of new shares or share instruments (ADSs) and/or issuance or refinancing of convertible debt.

At the time of this report, the Management Board is not aware of any imminent risks, neither individually nor collectively, that could affect the company as a going concern.

Table
**06** **Balance Sheet Structure**[1]

| in million € | 12/31/2023 | 12/31/2022 |
|---|---|---|
| **ASSETS** | | |
| Current Assets | 814.0 | 1,089.0 |
| Non-Current Assets | 1,212.3 | 1,307.9 |
| **Total** | **2,026.3** | **2,396.9** |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities | 264.3 | 278.3 |
| Non-Current Liabilities | 1,713.0 | 1,961.2 |
| Stockholders' Equity[2] | 49.0 | 157.4 |
| **Total** | **2,026.3** | **2,396.9** |

[1] Differences due to rounding.
[2] Includes common stock as of December 31, 2023: € 37,655,137; December 31, 2022: € 34,231,943

Contractual Obligations The following table summarizes our contractual obligations as of December 31, 2023: Table 07 Contractual Obligations (December 31, 2023) Payments due by period (in € thousands) Total Less than 1 Year 1 to 3 years 3 to 5 years More than 5 Years Leases 13,360 4,124 9,237 0 0 Other 57,133 2,996 27,910 26,227 0 The item "Other" consists of future minimum payments under performance share unit programs and contracts for insurance and other services. Lease Obligations We enter into long-term leases for facilities, company cars and equipment. The majority of these leasing contracts can be renewed on a yearly or quarterly basis, and some agreements may be terminated prematurely. Other Commitments Other commitments may become due for future payments for outsourced studies. After December 31, 2023, future payments for outsourced studies of approximately € 276.7 million may become due, of which approximately € 133.7 million will be paid in the next 12 months. If certain milestones are achieved by MorphoSys (for example, submitting an investigational new drug (IND) application for specific target molecules), this may trigger milestone payments to licensors of up to an aggregate of US$ 236.5 million (€ 214.0 million) related to regulatory events or the achievement of sales targets. Off-Balance-Sheet Arrangements We do not currently have any off-balance-sheet arrangements and did not have such arrangements in the years 2023 or 2022 that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources. The Company Group Management Report Financial Statements Additional Information 58 ›› Analysis of Net Assets, Financial Position, and Results of Operations

The Company | Group Management Report | Financial Statements | Additional Information | 59
›› Analysis of Net Assets, Financial Position, and Results of Operations

## Comparison of Actual Business Results versus Forecasts

A detailed comparison of the Company's forecasts versus the actual results can be found in Table 08.

Table
**08** **Comparison of Actual Business Results versus Forecasts**

| | 2023 Targets | 2023 Results |
|---|---|---|
| Financial targets | Monjuvi U.S. Net Product Sales US$ 85 million to US$ 95 million (previous guidance US$ 80 million to US$ 95 million; adjustment on October 25, 2023) | Monjuvi U.S. Net Product Sales € 85.0 million (US$ 92.0 million) |
| | Gross Margin for Monjuvi U.S. Net Product Sales of approx. 75% (previous guidance 75% to 80% ; adjustment on October 25, 2023) | Gross Margin for Monjuvi U.S. Net Product Sales of 69%, which was impacted by the recognition of write-offs for inventory |
| | R&D expenses € 290 million to € 315 million | R&D expenses € 283.6 million this slight underspend compared to guidance mainly relates to more favourable USD exchange rate development in 2023 |
| | SG&A expenses € 140 million to € 155 million | SG&A expenses of € 147.2 million |
| Proprietary Clinical Development | Full patient enrollment for the pivotal Phase 3 study (MANIFEST-2) of pelabresib in myelofibrosis (MF) in 2023 with topline results anticipated in early 2024 | MorphoSys achieved ahead of schedule complete enrollment for the MANIFEST-2 study in April 2023 and published first topline data on November 20, 2023. The results demonstrated that pelabresib in combination with ruxolitinib improves all four hallmarks of myelofibrosis, which includes an enlarged spleen, anemia, bone marrow fibrosis, and constitutional symptoms. The combination therapy was also well-tolerated. Detailed findings of the MANIFEST-2 study were presented during an oral presentation at the 65th American Society for Hematology (ASH) Annual Meeting and Exposition in December 2023 |
| | Primary analysis data from the Phase 3 study (inMIND) of tafasitamab in patients with indolent lymphoma (r/r FL/MZL) in 2024 | On August 1, 2023, Incyte announced that the inMIND study is fully enrolled The study is on track for primary analysis data in the second half of 2024 |
| | Primary analysis data from the pivotal Phase 3 study (frontMIND) of tafasitamab in previously untreated DLBCL in the second half of 2025 | On April 4, 2023, MorphoSys announced that the frontMIND study is fully enrolled The study is on track for topline data in the second half of 2025 |

The Management Board’s General Assessment of Business Performance In the 2023 fiscal year, MorphoSys made exceptional progress across its clinical programs and business, remaining committed to redefining how cancer is treated. MorphoSys made breakthrough advancements on pelabresib, its flagship clinical program. Pelabresib, an investigational BET inhibitor, is being investigated as a potential first-line treatment for patients with myelofibrosis – a field in dire need of innovation. The comprehensive results from the Phase 3 MANIFEST-2 study, released in December 2023, point to a paradigm shift in myelofibrosis treatment. Beyond pelabresib, MorphoSys also advanced its mid- to late-stage oncology pipeline programs. In September 2023, the FDA granted Fast Track designation for tulmimetostat, an investigational next-generation dual inhibitor of EZH2 and EZH1, for the treatment of patients with advanced, recurrent or metastatic ARID1A-mutated endometrial cancer who have progressed on at least one prior line of treatment. Tulmimetostat is being explored in a Phase 1/2 study in advanced solid tumors and lymphomas, which has shown promising results in heavily pre-treated patients with limited treatment options. Patients with relapsed or refractory diffuse large B-cell lymphoma continued to benefit from Monjuvi® (tafasitamab-cxix), a CD19-targeting immunotherapy, in 2023. Sales fell within the upper range of the Company’s financial guidance. U.S. net sales grew to US$ 92.0 million (€ 85.0 million) for the full year despite an increasingly competitive environment. As a result of this momentum, MorphoSys raised € 102.7 million, prior to financing cost, in additional funding in 2023. The Company believes it will extend its cash runway until early 2026, including the convertible debt repayment. MorphoSys’ employees have successfully built a strong oncology pipeline that provides several best- and first-in- class opportunities, with pelabresib at the forefront. However, operating as a standalone biotech company presents limitations. As such, after a thorough review of all strategic options, MorphoSys entered into a Business Combination Agreement with Novartis in February 2024, based on Novartis’ intention to submit a voluntary public takeover offer for all MorphoSys’ outstanding common shares in exchange for payment of € 68.00 per share, for a total equity value of € 2.7 billion. This proposed transaction is in the best interest of MorphoSys, its shareholders and cancer patients – providing shareholders with attractive, immediate and certain cash value, maximizing and accelerating the potential of pelabresib on a global scale and creating new opportunities for MorphoSys’ employees. Separately, MorphoSys also entered into a Purchase Agreement to sell and transfer all exclusive rights worldwide related to tafasitamab to Incyte. Given the proposed acquisition by Novartis and MorphoSys’ long-standing partnership with Incyte, MorphoSys believes Incyte is best positioned to drive tafasitamab’s future growth opportunities forward successfully and more efficiently on its own at this time. MorphoSys’ entrance into the Business Combination Agreement with Novartis was facilitated by its progress and dedication in 2023. It was a favorable year overall, as the Company advanced and delivered on all its clinical development and commercial strategic priorities. In doing so, MorphoSys demonstrated its commitment to improving patient outcomes and creating positive value for society. In the 2023 financial year, Monjuvi® U.S. net product sales amounted to € 85.0 million and the gross margin of Monjuvi® U.S. net product sales amounted to 69%. In the 2023 financial year, research and development expenses were € 283.6 million. The combined expenses for selling and general and administration amounted to € 147.2 million in 2023. Cash used in operating activities amounted to € 295.8 million, mainly as a result of the consolidated net loss. We ended 2023 with cash and investments of € 680.5 million, which enables us to fund and execute on our strategic priorities. The Company Group Management Report Financial Statements Additional Information 60 ›› Analysis of Net Assets, Financial Position, and Results of Operations

Outlook and Forecast CONTENTS 61 General Statement on Expected Development 61 Strategic Outlook 61 Expected Economic Development 62 Expected Development of the Life Sciences Sector 62 Future Development and Expected Business Performance 62 Expected Development of the Financial Position and Liquidity 63 Dividend General Statement on Expected Development The Management Board of MorphoSys has identified the advancement of the drug candidate pelabresib as a strategic value driver and will continue in 2024 conversations with regulatory agencies for pelabresib. The expected developments and progress of the pipeline are presented in detail below in the section “Future Development and Expected Business Performance.” Strategic Outlook MorphoSys invests a significant portion of its financial resources in the clinical development of its own drug candidates. The Company is focused on diseases in the hematology/oncology area. The Management Board believes a focus on proprietary drug development and commercialization offers the best path to creating long- term shareholder value. The Management Board has prioritized the further clinical development of pelabresib and tulmimetostat as well as managing its liquidity. Further partnerships could also be entered into to leverage the full potential of the Company’s own development candidates. Pelabresib is viewed by the Management Board as a drug that may have the potential to become the new standard of care in myelofibrosis as a combination therapy. In clinical trials, pelabresib demonstrated that the mechanism of action of the BET inhibitor has significant effects on all four major disease characteristics in myelofibrosis: reduction of spleen size, reduction of disease-related symptoms, improvement of anemia, and normalization of bone marrow fibrosis. Partnerships can also help generate value through milestone payments and royalties in the event of market approval (revenue sharing). Partnered programs such as felzartamab with HI-Bio and I-Mab or abelacimab with Anthos Therapeutics are the next candidates that could reach the market. In order to accomplish the overriding aim of being a leader in hematology/oncology, continually investing in the Company’s further development is not only sensible, but also essential. In case of a successful takeover by Novartis, the strategy may change in order to fit into the overall Novartis strategy landscape. Expected Economic Development In its January 2024 report, the International Monetary Fund (IMF) projected global economic growth of 3.1% in 2024, compared to 2.9% in 2023. According to the IMF, the global economy is displaying resilience in its recovery from the COVID-19 pandemic, the war in Ukraine and the cost-of- living crisis. However, overall economic activity remains below pre-pandemic levels, due to macroeconomic factors including higher interest rates and lower fiscal support. Global inflation is expected to steadily decline from 6.8% in 2023 to 5.8% in 2024 and to 4.4% in 2025. Inflation is subsiding at a faster rate than anticipated due to positive supply chain developments, including the reduction of relative price shocks and a relaxation of labor market constraints. Looking ahead – on the upside, risks to global growth are now more broadly balanced following the The Company Group Management Report Financial Statements Additional Information 61 ›› Outlook and Forecast

successful resolution of U.S. debt ceiling tensions. Disinflation and continued growth in the U.S., China and large emerging markets have reduced the probability of a downturn. On the downside, certain risks to future growth in 2024 remain, including persistent underlying inflation, a disruptive turn to tax hikes and spending cuts. Geopolitical and weather shocks could also lead to new commodity price spikes. Growth in advanced economies is expected to reach 1.5% in 2024, compared to 1.6% in 2023. The IMF expects growth in the euro area to be 0.9% compared to 0.5% in 2023. Growth in Germany is anticipated to be 0.5% compared to a 0.3% decline in 2023. The IMF projection for U.S. economic growth in 2024 is 2.1% (2023: 2.5%), and the IMF’s 2023 growth forecast for emerging and developing countries remains at 4.1%. Growth in China is projected at 4.6% compared to 5.2% for 2023. MorphoSys AG has implemented a business continuity plan to largely prevent the collapse of critical business processes and ensure their resumption in the event of a natural disaster, public health emergency, for example a pandemic, or other serious events. However, depending on the severity of the situation, it may be difficult or, in some cases, impossible to avoid an interruption in our business for a significant period of time. Our contingency plans for disaster recovery and business continuity may prove inadequate in the event of a serious disaster or similar event, and we may incur substantial costs that could have a material adverse effect on our business. Expected Development of the Life Sciences Sector In mid-January 2024, BioCentury published its 32nd annual Buyside View, interviewing investors to understand their sentiment toward the life sciences sector and their closely watched categories for the year. Overall, investors anticipate a biotech market recovery in 2024, as this year is anticipated to bring significant advancements and regulatory shifts across various therapeutic areas. Investors are paying close attention to clinical and regulatory milestones with market-creating or market-expanding potential. The biopharma industry in the U.S. witnessed the second- largest number of new FDA drug approvals in 2023. In addition, there were 22 Biologics License Application (BLA) approvals in 2023, a 120% increase from the previous year. In April, the European Commission issued a groundbreaking revision of EU pharmaceutical legislation to boost innovation, ensure fair access to medicines, improve supply security, and address shortages. According to the report by PricewaterhouseCoopers (PwC) entitled “Pharmaceutical & Life Sciences: US Deals 2024 Outlook,” reasonably strong activity is projected in the US$ 225 to US$ 275 billion range across all subsectors in 2024. Though it is not yet visible in market data, PwC has observed a rise in conversations around alternative deal structures as clients navigate the higher cost of capital. Geopolitical tensions, the election cycle, and heightened U.S. government scrutiny on deals in sensitive sectors may also impact dealmaking during 2024. As the overall economic outlook continues to stabilize, companies are expected to continue leveraging active portfolio optimization plans. In the face of macroeconomic fluctuations, PwC underscores that success in 2024 will hinge significantly on the experience level of M&A teams, careful planning, and timely access to funding. Future Development and Expected Business Performance MorphoSys will continue to invest in the clinical development of its own drug candidates, with the majority of funds directed towards developing the Company’s proprietary drug candidates pelabresib and tulmimetostat. Most of these funds will be used in the short to medium term for advancing the broad clinical development of pelabresib. In March 2023, MorphoSys terminated its preclinical research programs and discontinued all related activities, and focused its resources on its mid to late-stage oncology pipeline. The planned investments in proprietary drug candidates are expected to continue to lead to the progressive maturity of the pipeline’s product candidates. Events and development activities planned for 2024 and beyond include the following: • Submission of an NDA for pelabresib in combination with ruxolitinib in myelofibrosis to the FDA and an MAA to the EMA in the middle of 2024. We also expect individual product candidates developed by partners to continue to mature in programs where MorphoSys benefits from royalties and milestone payments if successful. Whether, when, and to what extent any news is published after the studies’ primary completion is solely at the discretion of our partners. In case of a successful takeover by Novartis, the strategy may change in order to fit into the overall Novartis strategy landscape. Expected Development of the Financial Position and Liquidity As a consequence of the sale and transfer of tafasitamab to Incyte on February 5, 2024, MorphoSys' 2024 financial guidance published on January 30, 2024, cannot be maintained and therefore was revoked. For the time being, MorphoSys will no longer make a forecast for revenues from product sales, as no such revenues will be realized. For 2024, the Group expects R&D expenses of € 170 million to € 185 million. R&D expenses mainly represent our investments in the development of pelabresib and The Company Group Management Report Financial Statements Additional Information 62 ›› Outlook and Forecast

tulmimetostat. Selling, administrative and general expenses are expected to be between € 90 million and € 105 million. Any effects from the implementation of the Novartis takeover offer are not included in this forecast. The overall forecast is subject to a number of uncertainties, including inflation and foreign currency effects. Likewise, failures in drug development can have negative consequences for the MorphoSys Group. Negative effects from other pandemics are also possible or cannot be ruled out. At the end of the 2023 financial year, MorphoSys had cash and investments of € 680.5 million (December 31, 2022: € 907.2 million). The liquid funds are predominantly required to advance the development of the proprietary portfolio to key clinical and regulatory milestones. The Management Board believes that the cash and other liquid financial assets, which also incorporates the additional cash impacts from the sale of tafasitamab to Incyte as announced on February 5, 2024, will be sufficient to fund the operating activities and other cash requirements until early 2026 including the repayment of the convertible bonds. Any potential cashflows resulting from the Novartis Business Combination Agreement as announced on February 5, 2024, were not considered in the recent corporate planning. Under the Business Combination Agreement, Novartis agreed to use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to provide MorphoSys with the financial resources required following completion of the Novartis Takeover Offer to enable MorphoSys to pay any obligations of MorphoSys arising from the implementation of the Novartis Takeover Offer as and when due, for example, but not limited to the obligation from the convertible bonds and the obligations arising from the long-term incentive plans, each to the extent triggered by the completion of the Novartis Takeover Offer. For the unlikely case that Novartis would withdraw its takeover offer and MorphoSys consequently would remain a stand-alone company, management would need to assess different financing options to ensure the going-concern assumption beyond early 2026 according to regulatory requirements. Management would then consider both anti- dilutive financing options, such as out-licensing of (pre-) clinical assets or the sale of potential future royalties, but also considers accessing the capital markets by way of issuance of new shares or share instruments (ADSs) and/ or issuance or refinancing of convertible debt. For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024 , please refer to the section "6.9 - Subsequent Events." Dividend The separate financial statements of MorphoSys AG, prepared in accordance with German Generally Accepted Accounting Principles (German Commercial Code), show an accumulated deficit, which prevents the Company from distributing a dividend for the 2023 financial year. In view of the anticipated losses in 2024, the Company expects to continue to report an accumulated loss for the 2024 financial year. MorphoSys plans to invest further in the development of proprietary drugs. Based on these plans, MorphoSys does not expect to pay a dividend in the foreseeable future. This outlook takes into account all known factors at the time of preparing this report and is based on the Management Board’s assumptions about events that could affect the Company’s business in 2024 and beyond. Future results may differ from the expectations described in the section “Outlook and Forecast.” The most significant risks are described in the Risk and Opportunity Report. The Company Group Management Report Financial Statements Additional Information 63 ›› Outlook and Forecast

Risk and Opportunity Report CONTENTS 64 Principles of Integrated Risk and Opportunity Management 64 Organization of Integrated Risk and Opportunity Management 66 Process and Reporting of Integrated Risk and Opportunity Management 67 Description of Key Opportunities 69 Description of Key Risks We operate in an industry characterized by constant change and innovation. The challenges and opportunities in the pharmaceutical and biotechnology industry are influenced by a variety of factors. Global demographic changes, medical advances, and the desire to improve quality of life offer excellent growth opportunities. Companies must also, however, grapple with the growing regulatory requirements in the areas of drug development and commercialization, as well as the cost pressures weighing on healthcare systems. We systematically identify new opportunities and leverage our business success to generate a sustainable increase in the Company’s enterprise value. In our industry, entrepreneurial success is not achievable without conscious risk-taking. Our integrated risk and opportunity management system identifies the relevant issues, assesses them, and takes suitable action to avert threats so we can achieve our corporate objectives. We assume a risk only when it involves an opportunity to increase the Company’s value. Principles of Integrated Risk and Opportunity Management We continually encounter both risks and opportunities that could have a potential material impact on our net assets and financial position, as well as a direct effect on intangible assets, such as our reputation in the sector or our brand name. We define risk as internal or external events that could have a direct adverse impact on the achievement of our corporate objectives. Opportunities represent positive deviations from our corporate planning and are in direct relation to risks. Our integrated risk and opportunity management system is therefore an integral part of our corporate governance practices to ensure adherence to the principles of good corporate governance and compliance with regulatory requirements. We have a comprehensive system in place to recognize, assess, communicate, and manage our risks, and to identify our opportunities at an early stage. The Group-wide integrated risk and opportunity management system focuses on major risks that alone or in combination with other risks could potentially jeopardize the existence of the company. Risks and opportunities that do not meet this criterion are deliberately excluded from the system and managed and monitored on a decentralized basis at the level of the respective organizational unit. The integrated risk and opportunity management system is described in a risk manual containing all the key elements of the process. During the 2023 financial year, there were no major updates to the principles and methodology of the integrated risk and opportunity management system. We believe that our risk and opportunity management system is adequate with regards to our business model and company structure. Organization of Integrated Risk and Opportunity Management Our Management Board is responsible for the integrated risk and opportunity management system and ensures that all risks and opportunities are evaluated, monitored, and presented in their entirety. The system’s Group-wide coordination, implementation, and further development are the responsibility of the Global Risk Management function, which reports directly to the Chief Financial Officer. The Company Group Management Report Financial Statements Additional Information 64 ›› Risk and Opportunity Report

The Supervisory Board has tasked the Audit Committee with monitoring the effectiveness of our risk management system. The Audit Committee reports its findings to the entire Supervisory Board twice a year. Risk ownership is generally assigned at the level of the respective Executive Committee member. This group is defined as “risk owners.” As part of the integrated risk and opportunity management process, risk owners receive support from “risk agents.” Risk agents are experienced employees and generally members of the Global Leadership Group. They identify the risks in their respective areas in close coordination with the central Global Risk Management function. The distinction between the responsibilities of risk owners and risk agents is based on MorphoSys’ global management and operating model. The central Global Risk Management function initiates and directs the systematic risk identification process. The Group’s Financial Planning & Analysis (FP&A) department is part of the risk management process, which ensures that there is a tight link between risk and opportunity management and corporate planning. Global Risk Management plays an important role in analyzing the interdependencies of risks and giving an objective risk assessment. The corporate Internal Audit department is also closely involved in the risk and opportunity management process. In addition to continuously liaising with the Global Risk Management function, the Internal Audit department receives the risk reports so that it can incorporate the findings into its risk-based audit plan. In accordance with this plan, the Internal Audit department also conducts audits relating to integrated risk and opportunity management at irregular intervals. Figure 09 provides an overview of the organization and responsibilities of our integrated risk and opportunity management system, which is based on the globally recognized “Three Lines Model” and meets the statutory requirements for the responsibilities of the Management Board and supervisory bodies. Figure 09 Risk and Opportunity Management System at MorphoSys The Company Group Management Report Financial Statements Additional Information 65 ›› Risk and Opportunity Report

Process and Reporting of Integrated Risk and Opportunity Management As part of our integrated risk and opportunity management process, all our major risks are identified and assessed by the relevant departments and reported in a structured form to Global Risk Management. This routine process takes place twice a year in what is called a “risk run.” To address significant changes in material risks between the risk runs, the risk owners and risk agents are required to submit their respective reports to Global Risk Management via an ad hoc process. Various quality assurance measures have been implemented to ensure that the departments involved initially assess and record the risks as objectively as possible. These measures include a kick-off meeting to present the key aspects of the integrated risk and opportunity manual, as well as close monitoring of the reporting process by Global Risk Management. After receiving the feedback from the risk agents, Global Risk Management carries out an initial review to identify the principal risks and highlight the interdependencies between identified risks. Workshops are held with selected risk agents and the leadership of the departments Financial Planning & Analysis (FP&A) and Accounting & Tax, in which the key risks and opportunities are calibrated based on the initial feedback. Furthermore, the key statements for the risk report to the Management Board and Supervisory Board are aligned in these meetings. The risk assessment is derived from an evaluation of each risk’s probability of occurrence and impact using a four- point scale, as shown in Table 09. In terms of impact, MorphoSys distinguishes between financial and non- financial impact. In line with common practice, impact is measured by the net position of risk, i.e., the compensating effect of implemented countermeasures is already considered. Countermeasures include the transfer of risks (through usage of insurance policies) and risk-mitigating measures such as internal controls. MorphoSys adheres to a proactive approach of risk steering, which means that the risk-bearing business departments are required to implement respective countermeasures. For those risk areas that are considered significant, Global Risk Management performs a review of the implemented countermeasures. Financial impact is defined as a negative deviation from the Company’s cash flow forecast. For risks without direct impact on the cash balance, the quantitative measurement is based on the impact on the consolidated profit and loss. In this connection, financial impact is considered for the short term (12–15 months) and for the long-term timeframe exceeding this period. In our integrated opportunity and risk management system, non-financial risks are defined as circumstances that do not have a direct impact on the Company’s liquidity situation or consolidated profit and loss during the planning period, but still have a negative impact on the achievement of the Company’s targets. Examples include the loss of reputation or key employees, both of which can have a sustained impact on the Company’s potential for success. Another example specific to our industry is the impact of delays in patient recruitment for clinical trials. Such delays initially lead to lower costs, which from a purely mechanical standpoint represent an opportunity when compared to initial planning, but in the long term have a negative effect, causing a delay in the development plan, which outweighs the short-term benefit of lower costs. The integrated opportunity and risk management system addresses both the opportunities and risks of the MorphoSys Group, with systematic quantification and aggregation being performed only for risks. The Company Group Management Report Financial Statements Additional Information 66 ›› Risk and Opportunity Report

The Company | **Group Management Report** | Financial Statements | Additional Information | 67
›› Risk and Opportunity Report

Table
**09** Risk Assessment Categories

| Probability of occurrence | | | Significant risks | |
|---|---|---|---|---|
| > 50% | Moderate | Medium | High | High |
| 30% to < 50% | Low | Moderate | Medium | High |
| 10% to < 30% | Low | Moderate | Moderate | Medium |
| < 10% | Low | Low | Low | Moderate |
| **Financial impact*** | | | | |
| Short-term | < € 5 million | € 5 million to < € 15 million | € 15 million to < € 25 million | > € 25 million |
| Long-term | < €15 million | € 15 million to < € 45 million | € 45 million to < € 75 million | > € 75 million |
| **Impact category** | Manageable | Medium | Material | Critical |
| **Qualitative equivalents** | Low impact on value creation potential, e.g., significant delays or failure of early-stage research projects | Medium impact on value creation potential, e.g., delays or failures of early or mid-stage studies or manageable adverse commercial developments | Strong impact on value creation potential, e.g., delays in clinical trials for major programs or entrance of new direct competitors | Significant impact on value creation potential, e.g., failure of clinical trials in major programs or diametral (unexpected) changes in the competitive environment |
| | Low impact on reputation and ability to continue operations, e.g., unexpected departure of key employees | Medium impact on reputation and ability to continue operations, e.g., potential difficulty in communicating with healthcare academia and institutions | Severe impact on reputation and ability to continue operations, e.g., reports of compromised patient safety or a significant cybersecurity attack | Significant impact on reputation and ability to continue operations, e.g., loss of approvals due to severe patient safety issues or catastrophic operational events at the Company |

* Based on impact on the Company's liquidity situation (or impact on consolidated profit and loss for risks that do not directly relate to cash outflow)

## Description of Key Opportunities

Increasing life expectancy in industrialized countries and changes in income and lifestyle in emerging markets are expected to drive the demand for new and innovative treatments and advanced technologies. Progress in science and medicine has led to a better understanding of the biological processes of disease. This, in turn, paves the way for new therapeutic approaches.

Our key opportunities are described in Table 10 and ranked according to their expected potential value contribution and strategic relevance. In management's view, MorphoSys has strategic opportunities to generate value for its stakeholders.

Note that in order to comply with the requirements of DRS 20, risks and opportunities are disclosed as of the financial reporting due date (i.e., December 31, 2023). However, the Business Combination Agreement with Novartis BidCo AG (formerly known as Novartis data42 AG) and Novartis AG and the sale of the tafasitamab franchise to Incyte, which were both disclosed on February 5, 2024, have a significant impact on the Company's risk and opportunities. In line with the disclosure requirements of DRS 20, a reconciliation of updates to the risks and opportunities that have been triggered due to events & circumstances that occurred between the reporting due date and the date of authorization of financial statements for issue is provided in the respective sections.

The planned acquisition by Novartis is viewed by the Management Board as a significant opportunity for the Company and its shareholders. The acquisition will provide resources not currently available to MorphoSys as a stand-alone biotech company to, among other things, accelerate development opportunities and maximize the commercialization potential of pelabresib, an investigational BET inhibitor.

Table 10 Summary of MorphoSys’ Key Opportunities Opportunities Full realization of pelabresib’s potential in product development Full realization of Monjuvi®’s (tafasitamab’s)potential in product development and commercialization (this opportunity is affected by the sale of the tafasitamab franchise to Incyte; see further information provided below) Further advancement of current proof-of-concept study for tulmimetostat Additional income from milestones and royalties from partnered programs Full Realization of Pelabresib’s Potential in Product Development We believe pelabresib has the potential to enhance the standard of care in myelofibrosis. This assessment was underlined by the presentation of detailed findings of the Phase 3 trial MANIFEST-2 at the American Society of Hematology conference at the end of the last financial year. The approval of pelabresib could unlock significant positive and transformative potential for MorphoSys in an indication where there is a high need for improved treatment options for approximately 18,000 patients in the U.S. MorphoSys will continue conversations with regulatory agencies, with the intention to submit a New Drug Application for pelabresib in combination with ruxolitinib in myelofibrosis to the FDA and a Marketing Authorization Application to the European Medicines Agency in the middle of 2024. The combination therapy received Fast Track designation for this disease from the FDA in 2018. Full Realization of Monjuvi®’s (Tafasitamab’s) Potential in Product Development and Commercialization Monjuvi® (tafasitamab-cxix) was our first commercial product. MorphoSys was focused on commercializing Monjuvi® in the U.S. market with its partner Incyte. Before the sale of the tafasitamab franchise to Incyte, we were focused on education efforts to drive Monjuvi®’s uptake against the backdrop of an increasingly competitive landscape. In addition to the focus on Monjuvi®’s commercialization, we also prioritized further development in DLBCL and beyond, particularly within the scope of our active Phase 3 trial in first-line DLBCL, tafasitamab’s development in FL, and combination studies with other promising drugs. If approval is granted in important markets after completion of the clinical phases, there is a possibility of additional commercial opportunities. Subsequent event period update: As stated above, on February 5, 2024, MorphoSys sold the tafasitamab franchise to its former collaboration partner Incyte. As a consequence, MorphoSys does not maintain any opportunities associated with the realization of tafasitamab’s potential in product development and commercialization, and therefore this opportunity is not applicable anymore. Further Advancement of Current Proof-of-Concept Study for Tulmimetostat Tulmimetostat is a potentially best-in-class EZH2 inhibitor currently in Phase 2 development for advanced solid tumors and blood cancer. Interim results from the ongoing feasibility study show activity with regards to efficacy. We plan to continue the development and gain further insights from the data generated. Co-development with a partner or out-licensing are both conceivable options to accomplish this. The Company Group Management Report Financial Statements Additional Information 68 ›› Risk and Opportunity Report

Additional Income from Milestones and Royalties from Partnered Programs As previously described, our business focus during the past few years has shifted away from traditional contract research towards proprietary product development and commercialization, especially since our acquisition of Constellation. Due to programs partnered with in the past, however, MorphoSys may still be entitled to substantial cash inflows from milestones and/or licensing income in the future. This is the case for milestone payments or royalties for product sales for felzartamab and MOR210, as both compounds were out-licensed to HI-Bio in 2022. MorphoSys’ partners, such as Novartis, with whom the Company has a longstanding research collaboration, also have other drugs in development. The compounds that are most advanced in clinical development are ianalumab, abelacimab, and setrusumab. All of them are currently being investigated in pivotal studies by our partners. Description of Key Risks In this report describing the key risks, we explain the financial and non-financial risks that we consider to be most relevant for the achievement of the Company’s targets in 2024 and beyond. We assign specific risks to overarching risk categories. The following overview provides an explanation and summary of the different risk categories and a description of the items generally included in these categories. Table 11 Overview of Risk Categories Category Explanation Strategic risks This category focuses on risks related to the key (long-term) value drivers of the Company. This category therefore encompasses mainly those risks resulting from a deviation in the progress of our proprietary clinical development programs from the clinical development plan. Also included in this category are risks arising from the general business strategy, such as the risks associated with current or potential collaborations. Operational risks Risks in this category consist of those material risks that are attributable to the Company’s operations. In particular, those risks are related to the execution of processes, which also includes ensuring business operations in the event of disruptions such as catastrophe situations or cybersecurity incidents. Commercial risks Commercial risks are those related to the marketing and distribution of approved products. Financial risks This category groups together risks that are directly related to the organization’s finances. Examples include exchange rate risks, the access to and securing of adequate financing, and tax-related risks. Regulatory and compliance risks Regulatory and compliance-related risks include risks arising from compliance with laws and equivalent regulations. Particularly relevant are industry-specific regulations in the area of healthcare compliance and GxP-relevant issues and risks relating to safeguarding intellectual property (IP). The Company Group Management Report Financial Statements Additional Information 69 ›› Risk and Opportunity Report

The assessment of risk relevance is not distinguished according to category, but instead by impact and probability of occurrence. For this reason, the major risks listed in Table 12 do not always include risks from all five categories. The table contains an overview of those short/ long-term risks that are most relevant to the Company in the view of the Management Board. Additional risks to which the Company is exposed whose likelihood and/or magnitude is considered lower due to the mitigating effect of implemented countermeasures or the nature of the risk are not presented in the table, but are described in the subsequent text. Note that in order to comply with the requirements of DRS 20, risks and opportunities are disclosed as of the financial reporting due date (i.e., December 31, 2023). However, the Business Combination Agreement with Novartis BidCo AG (formerly known as Novartis data42 AG) and Novartis AG and the sale of the tafasitamab franchise to Incyte, which were both disclosed on February 5, 2024, have a significant impact on the Company’s risk and opportunities. In line with the disclosure requirements of DRS 20, a reconciliation of updates to the risks and opportunities that have been triggered due to events & circumstances that occurred between the reporting due date and the date of authorization of financial statements for issue is provided in the respective sections. New risks identified after the reporting due date are also presented below. The Company Group Management Report Financial Statements Additional Information 70 ›› Risk and Opportunity Report

The Company | Group Management Report | Financial Statements | Additional Information | 71
›› Risk and Opportunity Report

Table
**12** **Overview of MorphoSys' Most Significant Risks**

| Risk | Category | Impact category | Assessment | Change vs. the previous year |
|---|---|---|---|---|
| Risks related to the regulatory approval of pelabresib | Strategic | Critical | Medium ■■■ | ↑ |
| Risks in the clinical development of tafasitamab *(these risks are affected by the sale of the tafasitamab franchise to Incyte; see further information below)* | Strategic | Critical | Medium ■■■ | |
| Competitive and market risks *(these risks are affected by the sale of the tafasitamab franchise to Incyte; see further information below)* | Commercial | Medium | Moderate ■■ | |
| Personnel risks | Operational | Medium | Moderate ■■ | |
| Long-term refinancing risk | Financial | Critical | Medium ■■■ | |
| Currency risks | Financial | Medium | Moderate ■■ | |
| Tax risks | Financial | Critical | Medium ■■■ | |

**Changes Compared to Previous Year**
Changes in our most significant risks are presented in Table 12. In the opinion of the Management Board, the following risks are not considered significant anymore, which is either because the risk is obsolete or because the assessment of the impact and likelihood of the risk has changed compared to the previous financial year:

- Risks in the clinical development of pelabresib

In accordance with the protocol of the Phase 3 study MANIFEST-2, detailed results were available in December 2023. Patients enrolled to MANIFEST and MANIFEST-2 are eligible to receive further treatment; however, the major data packages relevant for the filing for regulatory approval are available as of today. Consequently, the risk category related to risks in the clinical development of pelabresib is replaced by risks related to the regulatory approval of pelabresib. These risks are described in detail in the subsequent section.

Furthermore, the Company performed an assessment of the impact of the ongoing Russian war on Ukraine as well as the conflict between Israel and its neighbor territories. Although MorphoSys does not maintain business operations in the affected countries, the Company is exposed to the indirect effects such as the increasing cost of energy, inflation, and fluctuating foreign exchange rates. The anticipated impact is considered manageable and is already reflected in the most recent corporate budget. Additional risks are presented subsequently, and are discussed in the respective risk category.

**Subsequent event period update:**
As stated above, on February 5, 2024, MorphoSys sold the tafasitamab franchise to its former collaboration partner Incyte. As a consequence, MorphoSys does not maintain any risks associated with the product development and commercialization of tafasitamab, and therefore these risks are not applicable anymore. However, the Management Board identified a new risk associated with transition of the tafasitamab business to Incyte that is described in the "Strategic Risk" section.

Furthermore, new risks associated with the planned acquisition of the Company were identified and are also described below in the “Strategic Risk” section. Other than that, there were no changes to the Company's risks that the Management Board became aware of in the subsequent event period. Strategic Risk Strategic risks are those risks that affect the long-term viability of our current and future business success. In line with our business model, these risks are primarily those that arise when the progress of our own major development programs deviates from the clinical development plan. Generally speaking, interim results from clinical trials may result in a study’s discontinuation or a modification in its design. There is also a possibility that regulatory authorities may not accept our proposed clinical development strategy or our application based on the data and/or may not grant approval or withdraw the granted approval under specific circumstances. Risks could also arise from current or future collaborations or other business development activities, which can negatively affect our potential to create strategic added value. Pelabresib Regulatory Approval Risk As outlined in the description of opportunities, we believe that pelabresib has the potential to become the standard of care in myelofibrosis. Our view is based on the impressive results of the MANIFEST-2 study that were presented to the public at the ASH conference in December 2023. MorphoSys is currently preparing the regulatory filings for approval in the U.S. and EU. Although we are confident that – based on the read-out of MANIFEST-2 and supplemental long-term data from MANIFEST – the respective agencies will grant approval, a risk remains that we will not obtain approval at all, or that the approval (if obtained) will not be as broad as intended with regards to indications or patient populations. Furthermore, we may be delayed in obtaining marketing approval. In order to address the described risks associated with the regulatory approval, we have implemented countermeasures, and the regulatory approval submission is a key priority of the Company. Progress is closely monitored by the Management Board. Tafasitamab Development Risk There are currently two pivotal studies ongoing, which we were working on with our partner Incyte until February 2024, that explore tafasitamab in indications other than r/r DLBCL. While these studies are operationally on track (i.e., fully recruited), there is a risk that the respective clinical endpoints will not be met or will only be met to a limited extent. Clinical failure is an inherent risk of double-blinded studies in clinical development that cannot be mitigated. Impressive clinical results in turn are a prerequisite for obtaining marketing approval. Subsequent event period update: As stated above, on February 5, 2024, MorphoSys sold the tafasitamab franchise to its former collaboration partner Incyte. As a consequence, MorphoSys does not maintain any material risks associated with the product development of tafasitamab, and therefore this risk is not applicable anymore. Tulmimetostat Development Risk In addition to our two main clinical programs, we have tulmimetostat in clinical development. It is currently being investigated in a “proof-of-concept” study. Based on the outcome of the study there are further opportunities for clinical development. However, these studies also carry the risk that the clinical endpoints will not be achieved to a satisfactory extent and that consequently the full potential to generate value cannot be achieved. Given the lower relevance for our value creation potential compared to the Company's lead compound pelabresib the strategic risk is assessed as low. Business Development Risk Due to the high cost of clinical trials, we are not able to conduct all scientifically feasible development projects independently and need to prioritize our investments based on business decision models despite our strong liquidity. Collaborations with other partners may be an alternative for development projects investigating our product candidates in new indications. Should such collaborations fail to materialize, there is a risk that we will not be able to realize the Company’s potential to create value. However, this does not represent a risk compared to our forecast, as the latter does not include such an assumption due to the uncertainty of the conclusion or the conditions of possible collaborations. Subsequent event period update: On February 5, 2024, we entered into a business combination agreement (the “Business Combination Agreement”) with Novartis BidCo AG (formerly known as Novartis data42 AG) and Novartis AG (hereinafter collectively referred to as “Novartis”) based on Novartis’ intention to submit a voluntary public takeover offer for all our ordinary shares at an offer price of € 68.00 per share in cash (the “Novartis Takeover Offer”). The Novartis Takeover Offer will contain customary closing conditions, in particular a minimum acceptance threshold of 65% of our share capital and regulatory clearances. The closing is currently expected to take place in the first half of 2024. The timing for the closing of the Novartis Takeover Offer will depend on the satisfaction of such conditions. Under the terms of the Business Combination Agreement, all conditions of the Novartis Takeover Offer must be satisfied by the end of the acceptance period, except for the regulatory condition. The regulatory conditions must be satisfied within 12 months following the date of the Business Combination Agreement, i.e., by February 5, 2025, 11:59 p.m. German time. If the regulatory conditions are not satisfied by that date, the Novartis Takeover Offer will terminate and closing of the Novartis Takeover Offer will not occur. Furthermore, pursuant to the Business Combination Agreement, we or Novartis may terminate the Business Combination Agreement or the covenants therein under certain circumstances. No assurance can be given that all of the conditions of the Novartis Takeover Offer will be satisfied or, if they are, as to the timing of the closing of the Novartis Takeover Offer. If the conditions of the Novartis Takeover Offer are not satisfied or waived, the Novartis The Company Group Management Report Financial Statements Additional Information 72 ›› Risk and Opportunity Report

Takeover Offer will terminate and closing of the Novartis Takeover Offer will not occur. We and Novartis must obtain antitrust and merger control clearances to consummate the Novartis Takeover Offer, which, if delayed or not granted, may delay or jeopardize the Novartis Takeover Offer. In addition, conditions imposed by the competent merger control agencies in connection with their approvals may adversely impact our business, financial condition, or results of operation, including the loss of value of assets or businesses that may be required to be divested in connection with obtaining approvals under merger control or competition laws. In the Management Board’s view this risk – if it materializes – would have a critical impact; however, overall the risk is assessed as medium as the likelihood of the occurrence of the risk is low due to the attractive financial conditions for investors to accept the offer and the implemented safeguards. As stated above, on February 5, 2024, MorphoSys also sold the tafasitamab franchise to its former collaboration partner Incyte. As a consequence of this sale, the Management Board identified a new risk associated with the transition of the tafasitamab business to Incyte. Per the Purchase Agreement, MorphoSys is obliged to support the transition of tafasitamab to Incyte, which includes – beside other items – the transfer of IP, contracts, and other documents. A transition plan and transition project team are in place, in order to ensure that the overall transition timeline is met. However, due to events and circumstances outside of MorphoSys’ control there is a risk that the transition could take longer than expected, or that more resources than anticipated will be required to fulfill the obligations as set forth by the Purchase Agreement. In the Management Board’s view this risk – if it materializes – would have a critical impact; however, overall the risk is assessed as medium as the likelihood of the occurrence of the risk is low due to the implemented countermeasures and the close supervision by the Company’s management. Commercial Risk In July 2020, MorphoSys received accelerated FDA approval for the commercialization of Monjuvi® in the U.S. From then until the sale of the tafasitamab franchise, the relative importance of revenues generated from our own commercialization of the product with our partner Incyte steadily increased. However, due to sale of the tafasitamab business on February 5, 2024, the risks are not applicable anymore. For further details, please also refer to the "Subsequent event period update" below. Competitive and Market Risk Despite our innovative products, we operate in a competitive environment not only for existing therapies but also unapproved therapeutic alternatives still in clinical research. Prior to the sale of the tafasitamab franchise to Incyte, we met these challenges through a combination of education about our product and additional data from ongoing clinical studies. Nevertheless, there is a risk that the preferred therapies may change over time, that competitive products will be approved, or that existing therapies will gain market share at our expense. We also adjusted our forecast with regards to the commercial potential of Monjuvi® in the approved indication, and therefore the risk of adverse deviations from our guidance was considered to be moderate overall. There is also significant pressure to contain healthcare costs in the European and North American markets, and payers have taken actions that may result in access restrictions or lead directly and indirectly to price reductions for our products. We expect these efforts to increase and expand over time and are continuously monitoring the related discussions. However, due to the political situation in the U.S., our core sales market, we do not expect any significant impact from such regulatory measures during the forecast period. Subsequent event period update: As stated above, on February 5, 2024, MorphoSys sold the tafasitamab franchise to its former collaboration partner Incyte. As a consequence, MorphoSys does not maintain any risks associated with the commercialization of tafasitamab, and therefore these risks are not applicable anymore. Operational Risk Operational risk includes material risks that are attributable to the Company’s operations, specifically those related to the execution of processes such as maintaining business operations in the event of catastrophic events or cybersecurity incidents. Supply Chain Risk MorphoSys does not produce its own active pharmaceutical ingredients but outsources this manufacturing to contract manufacturing organizations (“CMOs”), which is typical for a number of comparable companies in our industry. We have contractual agreements in place and perform continual monitoring. The risk of supply chain disruptions is addressed by securing a safety stock. Due to the measures implemented, delays in the supply of products for clinical trials and commercial use during the forecast period are assessed as low-risk. Personnel Risk MorphoSys’ key asset is its employees, and the inability to acquire, develop, and retain talent might adversely affect our ability to generate value. MorphoSys has offices in the U.S. and in Germany, two countries with a high demand for personnel and a correspondingly large number of competing biotechnology companies. To maintain its image as an attractive employer for skilled personnel, MorphoSys offers competitive compensation and a range of options for personnel development. Succession planning for key positions ensures that there is no significant risk arising from the level of employee turnover that is typical for the industry and the Company’s location. Nevertheless, unexpected turnover of employees in key positions might adversely impact our ability to achieve our short and long-term goals, resulting in a moderate risk. The Company Group Management Report Financial Statements Additional Information 73 ›› Risk and Opportunity Report

IT and Cybersecurity Risk IT and cybersecurity risks encompass all risks to computer and information networks, IT infrastructure, and IT-based business and production processes resulting from exposure to sabotage, espionage, or other criminal acts. Should the established security measures fail, MorphoSys could suffer reputational damage as well as payment obligations arising from contractual and legal claims from customers, contractual partners, and public authorities. An increase in the professionalization of cyberattacks has become evident in the past several years, with social engineering techniques increasingly being used in addition to purely technological attacks. MorphoSys has implemented extensive safeguards for information technology and cybersecurity. Internal controls and quality assurance procedures have been rolled out across all major applications and underlying networks and infrastructure. We have advanced systems to prevent unauthorized intrusions and support the timely monitoring of attacks on our IT systems. A qualified Computer Emergency Response Team (CERT) has also been established in addition to extensive preventive training and awareness-raising measures for employees. Due to the implemented countermeasures, these risks were classified as low. Further details on our IT and cybersecurity measures can also be found in the “Information Technology” section in the Statement on Corporate Governance. Business Continuity Risk MorphoSys has implemented a business continuity plan to prevent the widespread collapse of critical business processes and ensure their resumption should a natural disaster, pandemic, or other serious event occur. However, depending on the severity, it may be difficult or impossible for us to continue our business for a significant length of time. Our disaster recovery and business continuity plans may prove inadequate should a severe disaster or similar event occur. We may also incur significant costs that could have a material adverse effect on our business. Mobile working is common practice at MorphoSys. Except for a few tasks that require an on-site presence, business can continue off-site without significant restrictions. As a result, business continuity risk is classified as low. Financial Risk Our financial risk management aims to mitigate financial risks and balance these risks with the needs arising from our business activities. As part of our financial risk management, we continuously monitor current developments in the tax legislation of our sales markets and operating sites so that we can identify and address tax risks at an early stage. Long-Term Refinancing Risk MorphoSys has sufficient liquid funds to ensure business operations for the forecast period without requiring additional proceeds from external refinancing. However, in the current capital market environment, opportunities for external financing may continue to be limited. In order to determine the medium and long-term liquidity requirements, MorphoSys maintains a comprehensive liquidity plan based on our corporate planning that includes the simulated effects of various scenarios. To further reduce our financial risk, we take the outcome of the liquidity plan into account when prioritizing development projects and determining the financing requirements. While the opportunity for equity financing may be limited due to the capital markets environment and/or the level of the share price, MorphoSys also has access to other non-dilutive financing options, such as opportunistic out-licensing of (pre)clinical assets or the sale of potential future royalties. Liquidity Risk Unexpected fluctuations in revenues, unplanned adverse developments in expenses, and external events and changes in the business environment can all have a negative impact on our short to medium-term liquidity and profitability. To ensure our short-term liquidity, we invest a sufficient share of our financial assets in short-term financial instruments. The allocation of our financial assets is aligned in monthly meetings with the Company’s Chief Financial Officer, Head of FP&A, and Head of Treasury and M&A. Due to the implemented countermeasures, this risk is classified as low. Currency Risk MorphoSys generates a large percentage of its revenues in U.S. dollars. U.S. commercialization costs and R&D costs are also incurred in U.S. dollars, and the proportion of these costs has increased following the acquisition of Constellation. As long as the costs in U.S. dollars exceed U.S. dollar revenues, a further depreciation in the EUR/USD exchange rate represents a short and medium-term risk for MorphoSys. The Financial Planning & Analysis and Corporate Treasury departments continuously monitor changes in the EUR/USD exchange rate. A strategy for investing in U.S. dollar financial products has been developed in consultation with the Chief Financial Officer and in line with the internal guidelines for investing in financial products. Due to the implemented countermeasures, this risk is classified as moderate. Interest Rate and Default Risk As a result of the ongoing tense economic situation in Europe, the potential insolvency of banking institutions continues to represent a financial risk. We are therefore continuing to invest, when possible, only in funds and products of banks that are considered safe and have a high rating or are backed by a strong partner. We diversify and invest in lower-risk money market funds in order to limit our exposure to individual financial institutions. A strategy that excludes all risks of potential bank insolvencies would be too expensive and impractical. German government bonds, for example, are a very safe investment. However, this is offset by a relatively low interest yield. Due to the implemented countermeasures, these risks were classified as low. Tax Risk The accounting treatment of the payment that MorphoSys AG received from Royalty Pharma in the third quarter of 2021 could be examined by the tax authorities under German tax law in the context of a future tax audit. This examination is considered standard given the amount of the payment. Based on the Company’s knowledge of German tax law and supported by tax experts, the Company has concluded that the tax risk assessment is medium in accordance with the Company's internal risk The Company Group Management Report Financial Statements Additional Information 74 ›› Risk and Opportunity Report

valuation system. Consequently, due to the remaining uncertainty and the significance, a contingent income tax liability in the amount of € 226.8 million is reported (refer to Note 6.2). Regulatory and Compliance Risk Regulatory and compliance-related risks include risks arising from failing to comply with laws and equivalent regulations. Of particular relevance are risks related to industry-specific regulations in the area of healthcare compliance, GxP- relevant issues, and risks concerning the protection of intellectual property (IP). MorphoSys has implemented extensive systems and processes to minimize these risks. Due to the implemented countermeasures, these risks were classified as low. Compliance Risk In the area of healthcare compliance, the focus is on combating bribery and corruption and on key regulations governing commercialization activities in the U.S., such as the Anti-Kickback Statute, the False Claims Act, the Open Payments Act, and the Food, Drug, and Cosmetic Act. A relevant compliance risk is that the Company might fail to fully grasp operational challenges and, as a result, the compliance management program (CMP) might not be established in accordance with regulatory requirements and industry standards. To address this risk, we have implemented a risk-based compliance management program that takes into account all of the current trends and applicable requirements, including the Code of Conduct; the Global Anti-Bribery Policy; the Global Policy on Interactions with Healthcare Professionals, Healthcare Organizations, Patients, and Patient Organizations; the Global Fair Market Value Policy; the Global Policy on Transparency and Disclosure of Transfers of Value to Healthcare Professionals, Healthcare Organizations, Patients, and Patient Organizations; and the relevant U.S. and German guidelines. We also have a Global Compliance Committee that meets quarterly and makes informed decisions on the further development of the CMP. Regular training sessions are held, which are aimed at all employees as well as specific employee groups. A guide for the sales force has also been developed to help the sales team implement the guidelines in their daily work. An extensive onboarding program is offered to new employees in both Germany and the U.S. A compliance risk assessment is conducted annually, in which feedback is gathered from selected members of the Company’s executives to evaluate and minimize risks. Our control activities feed into our training and communication priorities. None of these measures would be possible without a clear message from the management: Our Management Board members emphasize the importance of compliance regularly, including at events during the annual Compliance Week, which took place again in the reporting year. Further details on our CMP can be found in the Statement on Corporate Governance in the section “Compliance Management Program.” GxP-Related Risk Companies that research, develop, and produce drugs and active ingredients for commercial use are subject to comprehensive regulations known as GxP regulations. Compliance with these regulations is essential to receive approval from regulatory authorities. GxP-relevant risks can arise from a number of business areas if quality standards are not met. To counter these risks, we are committed to meeting the highest quality standards in our business operations, as outlined in our separate non-financial Group report.* Certain risks may arise if the internal quality management system fails to meet legal requirements or fails to implement internal systems to detect quality issues. If internal controls are unable to detect guideline violations of Good Manufacturing Practice (GMP), Good Clinical Practice (GCP), Good Laboratory Practice (GLP), Good Distribution Practice (GDP), or Good Pharmacovigilance Practice (GVP), this would also represent a compliance risk. To minimize risk, the internal quality management system is also regularly reviewed by external experts and subjected to recurring audits by an internal, independent quality assurance department. * This information is not part of the management report that is subject to audit. Intellectual Property Risk The patent protection of our proprietary technologies and active ingredients is vitally important to realizing the expected benefits. To mitigate risks in this area, we monitor new patents as well as patent applications and analyze the corresponding results. We also develop strategies to ensure that third-party patents and patent applications do not restrict our own activities. In doing so, we try to safeguard our freedom of action with regard to our proprietary technology platforms and products as much as possible. Risks in this area can arise from the potential for third-party patents or patent applications to fail to be recognized or to be incorrectly assessed. Risks may also arise from enforcing our property rights against third parties. The respective processes may involve high costs and require considerable resources. There is also a risk that a third party may file a counterclaim. A further risk may also arise from a changing regulatory environment. We minimize this risk through the ongoing training of the relevant groups and discussions with external experts. It is also conceivable that competitors may attack our patents, or that our patents or patent families may be infringed upon, which in turn could lead us to take legal action against competitors. Such proceedings are associated with high costs and represent a significant financial risk, particularly in the U.S. The Management Board’s Evaluation of the Group’s Overall Risk Situation Our Management Board considers our overall risk to be manageable and trusts in the effectiveness of the integrated risk and opportunity management system to keep up with changes in the environment and the needs of the ongoing business. It is the Management Board’s view that the Group’s continued existence is not jeopardized. This statement applies in the likely case that the acquisition by Novartis is executed as planned, as well as in the unlikely scenario that this acquisition does not materialize. The The Company Group Management Report Financial Statements Additional Information 75 ›› Risk and Opportunity Report

latter might occur if certain necessary conditions such as the minimum acceptance threshold are not met. This assessment furthermore applies to the Group as a whole, as well as to each Group company. This statement also applies in the unlikely event that several of the material risks occur cumulatively, as even in such a scenario the risk-bearing capacity defined by the Management Board is not undercut. The Management Board’s conclusion is based on the following considerations: • We maintain a sufficient liquidity base to ensure business continuity in the forecasting period without further measures of refinancing, and in addition to this we have access to dilutive and non-dilutive refinancing opportunities • The Management Board’s belief that the Group is well positioned to cope with any adverse events that may occur • The Group’s comprehensive portfolio of proprietary clinical programs • The Group’s extensive portfolio of partnerships with a number of large pharmaceutical companies, which might lead to milestone and future royalty payments Despite these factors, it is impossible to influence, control, or rule out risk entirely. Information on the Internal Control and Risk Management System with regard to the Accounting Process under Section 289 (4) and Section 315 (4) HGB In the 2023 reporting year, we completed a routine update of the documentation for our existing internal control and risk management system for maintaining adequate internal control over financial reporting, which we have expanded based on the provisions of Section 404 of the Sarbanes– Oxley Act of 2002 (SOX 404). This ensures the existence of essential controls designed to report financial figures as precisely and accurately as possible. Our internal controls over financial reporting are based on the globally recognized COSO 2013 Internal Control – Integrated Framework, defined by the COSO organization (Committee of Sponsoring Organizations of the Treadway Commission). We use this framework, which is the most commonly used framework for the internal control over financial reporting. System constraints make it impossible to give absolute assurance that internal controls will always prevent or completely detect all misrepresentations made in the context of financial reporting. Internal controls can only provide sufficient assurance that financial reporting is reliable and verify that the financial statements were prepared in accordance with the applicable IFRS standards endorsed by the European Union (EU) for external purposes. The consolidated financial statements and the interim financial statements are subject to a number of preparation, auditing, and control processes to ensure that they are submitted to the market and the shareholders in a timely, complete, and high-quality manner. All internal controls over financial reporting are defined and rolled out for all companies by the central Global Internal Controls department in close coordination with the departments involved. These process-integrated measures include the separation of planning, posting, and execution of financial transactions within the framework of a strict four-eyes principle. The separation of functions is significantly enhanced by appropriate allocation rights for IT systems. Internal guidelines and procedures also exist to regulate the implementation of process activities and controls and must be complied with at all times by the employees involved. The transactional controls are flanked by target/actual comparisons and further downstream plausibility checks. The control mechanisms described apply both to the accounting processes of the consolidated companies and to the Group’s financial statements, which include consolidation. In addition to internal controls integrated into the processes, a separate independent monitoring process is also carried out by the Internal Audit department. Due to the obligations of SOX 404 and in order to comply with the requirements of Section 107 (3) of the German Stock Corporation Act, Internal Audit performs an annual independent audit of all significant internal controls for financial reporting, supported by a qualified and independent external service provider. As part of its regular communication with the supervisory bodies, the Internal Audit department reports on a semiannual basis to the Chief Financial Officer and the Audit Committee on the results of the structural and functional audits of the accounting-related internal control system. Predictions of future events in the narrower sense are not part of our internal control and risk management system. Nevertheless, we have implemented a corporate risk management system that ensures early identification and assessment of business-specific risks. Appropriate countermeasures are taken to eliminate identified risks or reduce them to an acceptable level. Particular attention is paid to those risks that could endanger the existence of the Company. The Management Board ensures that risks are dealt with responsibly on an ongoing basis and keeps the Supervisory Board informed of existing risks and their development. The Company Group Management Report Financial Statements Additional Information 76 ›› Risk and Opportunity Report

Subsequent Events A detailed description of subsequent events can be found in the Notes to the Consolidated Financial Statements (Note 6.9). The Company Group Management Report Financial Statements Additional Information 77 ›› Subsequent Events

Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance CONTENTS 78 Statement on Corporate Governance Pursuant to Section 289f HGB and Group Statement on Corporate Governance pursuant to Section 315d HGB for the 2023 Financial Year 86 Report on Corporate Governance 94 Disclosures pursuant to Section 289a (1), Section 315a (1) HGB and Explanatory Report of the Management Board pursuant to Section 176 (1) Sentence 1 AktG The Statement on Corporate Governance and the Group Statement on Corporate Governance, as well as the Report on Corporate Governance, are available on our website under “Investors > Corporate Governance.” Statement on Corporate Governance Pursuant to Section 289f HGB and Group Statement on Corporate Governance pursuant to Section 315d HGB for the 2023 Financial Year In the Statement on Corporate Governance pursuant to Section 289f of the German Commercial Code (HGB) and the Group Statement on Corporate Governance pursuant to Section 315d HGB, the Management Board and the Supervisory Board present information on the most essential components of our corporate governance. The components include the annual Declaration of Conformity pursuant to Section 161 of the German Stock Corporation Act (AktG), the relevant information on corporate governance practices, and other aspects of corporate governance that include, above all, a description of the working practices of the Management Board and Supervisory Board. Declaration of Conformity of the Management Board and Supervisory Board of MorphoSys AG with regard to the German Corporate Governance Code (“Code”) The Management Board and the Supervisory Board of MorphoSys AG declare pursuant to Section 161 of the German Stock Corporation Act: 1. From November 29, 2022, the date of its most recent Declaration of Conformity, MorphoSys AG has complied – with the exceptions described below – with the recommendations of the “Government Commission on the German Corporate Governance Code” in the Code version dated April 28, 2022 (“GCGC 2022”): • Until June 2023, MorphoSys AG did not comply with the recommendation C.5 of the GCGC 2022, according to which members of the Management Board of a listed company shall not accept the chairmanship of a Supervisory Board in a non-group listed company. Until June 2023, the Chief Executive Officer (CEO) of MorphoSys AG, Dr. Jean-Paul Kress, held a position as chairman of the Board of Directors of a French biopharmaceutical company, which had at no time in the past affected the fulfillment of his duties as CEO of MorphoSys AG. MorphoSys AG continuously ensured that Dr. Kress' position as chairman of the Board of Director of such company did not distract his focus on MorphoSys AG's business and that Dr. Kress had sufficient time to perform his duties as CEO of MorphoSys AG with due regularity and care. The Company Group Management Report Financial Statements Additional Information 78 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

• MorphoSys AG does not comply with the recommendation C.4 of the GCGC 2022, according to which a Supervisory Board member, who is not a member of any Management Board of a listed company, shall not accept more than five Supervisory Board mandates at non-group listed companies or comparable functions (in a listed or non- listed company), with an appointment as chair of the Supervisory Board being counted twice. The member of the Supervisory Board Dr. George Golumbeski currently holds the following functions in pharmaceutical and biotechnological companies in Ireland and the United States of America: – in listed companies: One function as chairman and one function as member of the Board of Directors. – in non-listed companies: Three functions as chairman and one function as member of the Board of Directors. Dr. Golumbeski’s positions have at no time in the past affected the fulfillment of his duties as a member of the Supervisory Board of MorphoSys AG. MorphoSys AG continuously ensures that Dr. Golumbeski’s positions will not distract his focus on MorphoSys AG’s business and that Mr. Golumbeski has sufficient time to perform his duties as a member of the Supervisory Board of MorphoSys AG with due regularity and care. 2.MorphoSys AG will continue to comply – with the exception of the deviation from recommendation C.4 of the GCGC 2022 as described above – with the recommendations of the GCGC 2022. Planegg, November 29, 2023 MorphoSys AG For the Management Board: For the Supervisory Board: Dr. Jean-Paul Kress Dr. Marc Cluzel Chief Executive Officer Chair of the Supervisory Board Relevant Information on Corporate Governance Practices MorphoSys is committed to good corporate governance, which includes the highest standards of business ethics and compliance. MorphoSys ensures compliance with the law and the highest ethical standards, in particular through the Group-wide enforcement of the Code of Conduct, the Compliance Management Handbook, and other internal policies and guidelines. The MorphoSys' Code of Conduct sets out the fundamental principles and the most important guidelines and courses of action for conduct in business, especially in cases of business, legal, or ethical dilemmas, and serves as a valuable guide for our employees and managers in the MorphoSys Group. The Code of Conduct also reinforces our transparent and sound management principles and fosters the trust placed in us by the public, business partners, employees, and financial markets. Compliance with the Code of Conduct is carefully monitored. The Group-wide implementation of the Code is overseen by the Global Compliance Committee. The Code of Conduct is provided to all new employees and can be downloaded in German or English from our website under “Investors > Corporate Governance.” The Compliance Management Handbook describes the compliance management program (CMP) and is intended to ensure compliance with all regulations and prescribes high ethical standards that apply to both the management and all employees. The Management Board has overall responsibility for the CMP and is required to report regularly to the Supervisory Board’s Audit Committee. In carrying out its compliance responsibility, the Management Board has assigned the relevant tasks to various functions at MorphoSys. The Global Compliance Committee consists of two members of the MorphoSys AG Management Board, the Chief Research & Development Officer, the Chief Business Officer, the Managing Director of MorphoSys US Inc., the Chief Legal & Human Resources Officer, as well as the U.S. General Counsel and the Head of U.S. Compliance, and is chaired by the Head of Global Compliance. The Committee meets quarterly and is accessible to all MorphoSys employees at all times. The U.S. Compliance Committee is comprised of representatives from U.S. department heads and meets quarterly to discuss U.S.-specific activities and compliance with applicable laws and regulations. The U.S. Compliance Committee is chaired by the General Counsel and Head of U.S. Compliance. The Compliance Subcommittee with our partner Incyte also met quarterly to discuss compliance matters related to co- marketing. In addition, the Head of Global Compliance submits a report to the Audit Committee of the Supervisory Board twice a year (in 2023 in August and November) and coordinates various improvements to MorphoSys's CMP based on feedback. The Head of Global Compliance monitors the existing CMP and updates it in accordance with the decisions of the Management Board and Global Compliance Committee. Compliance colleagues are the first point of contact for all employees regarding all compliance matters. MorphoSys has also introduced important internal guidelines dealing with ethical business conduct, the prevention of bribery and corruption, dealing with healthcare professionals, due diligence towards third parties, reporting and responding to cases of non- compliance and the protection of whistleblowers. For more information on MorphoSys' compliance management program, please refer to the Report on Corporate Governance. The Company Group Management Report Financial Statements Additional Information 79 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

The Company | **Group Management Report** | Financial Statements | Additional Information | 80

›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

## Composition of the Management Board and Supervisory Board

### Management Board

In the financial year 2023, the Management Board of MorphoSys AG consisted of a Chief Executive Officer and one respectively two further members: Effective as of the end of March 17, 2023, Sung Lee resigned from his position as a member of the Management Board and Chief Financial Officer of the Company. Effective as of March 1, 2023, Charlotte Lohmann has been appointed as member of the Management Board and Chief Legal Officer until August 31, 2023. With effect as of August 8, 2023, Lucinda Crabtree, Ph.D., has been appointed as a member of the Management Board and Chief Financial Officer. The Management Board therefore currently consists of a CEO and one further member. In line with the business allocation plan, the different areas of responsibility are currently defined as follows:

- Jean-Paul Kress, M.D., Chief Executive Officer, responsible for the areas of Strategy & Planning; Business Development & Alliance Management; Human Resources, Legal, Compliance & Intellectual Property; Corporate Affairs & Investor Relations; Technical Operations; Facilities & Information Technology; Quality Assurance & Internal Audit; Research & Development; global responsibility for commercialization activities; coordination of responsibilities of Management Board members; representative of Management Board to the Supervisory Board and the public.
- Lucinda Crabtree, Ph.D., Chief Financial Officer: Accounting & Taxes; Global Controlling & Internal Controls; Corporate Development & M&A; Central Purchasing and Logistics; Environmental Social Governance (ESG).

### Supervisory Board

Our Supervisory Board consists of six members who oversee and advise the Management Board. The term of office of Supervisory Board members Michael Brosnan and George Golumbeski, Ph.D., ended with effect as of the end of the 2023 Annual General Meeting. Both of them were re-elected as members of the Supervisory Board.

The current Supervisory Board consists of professionally qualified members who represent our shareholders. The Chair of the Supervisory Board, Marc Cluzel, M.D., Ph.D., coordinates the Board's activities, chairs the Supervisory Board meetings, and represents the interests of the Supervisory Board externally. All Supervisory Board members are independent as per the definition in the German Corporate Governance Code ("Code") and the NASDAQ Listing Rules and have many years of experience in the biotechnology and pharmaceutical industries. The Chair of the Supervisory Board is not a former member of our Management Board. The detailed composition of the Supervisory Board, including its members and Committees, is listed in the tables below.

Table
**13** **Composition of the Supervisory Board until Termination of the 2023 Annual General Meeting**

| Name | Position | Initial Appointment | End of Term | Audit Committee | Remuneration and Nomination Committee | Science and Technology Committee |
|---|---|---|---|---|---|---|
| Marc Cluzel, M.D., Ph.D. | Chair | 2012 | 2024 | | Member | |
| George Golumbeski, Ph.D. | Deputy Chair | 2018 | 2023 | | | Chairperson |
| Krisja Vermeylen | Member | 2017 | 2024 | Member | Chairperson | |
| Michael Brosnan (Independent financial expert) | Member | 2018 | 2023 | Chairperson | Member | |
| Sharon Curran | Member | 2019 | 2024 | Member | | Member |
| Andrew Cheng, M.D., Ph.D. | Member | 2022 | 2025 | | | Member |

Independent financial expert | Chairperson | Member

Table 14 Composition of the Supervisory Board since Termination of the 2023 Annual General Meeting Name Position Initial Appointment End of Term Audit Committee Remuneration and Nomination Committee Science and Technology Committee Marc Cluzel, M.D., Ph.D. Chair 2012 2024 George Golumbeski, Ph.D. Deputy Chair 2018 2024 Krisja Vermeylen Member 2017 2024 Michael Brosnan Member 2018 2026 Sharon Curran1) Member 2019 2024 Andrew Cheng, M.D., Ph.D. Member 2022 2025 Independent financial expert Chairperson Member 1)Temporary election of Sharon Curran as Deputy Chair of the Supervisory Board for the month of December to ensure the Supervisory Board’s ability to sign the commercial register application for the capital increase at the company’s notary in Munich as it was foreseeable that both the Chairman and the Vice Chairman of the Supervisory Board would have limited flexibility to travel to Munich in December Working Practices of the Management Board, Supervisory Board and Executive Committee To ensure good corporate governance, a guiding principle of the cooperation between our Management Board and our Supervisory Board is the open, comprehensive, and regular communication of information. The dual-board system prescribed by the German Stock Corporation Act clearly differentiates between the Company’s management and its supervision. The responsibility of both Boards is clearly stipulated by law and the Articles of Association as well as the Boards’ rules of procedure. The boards work closely together to make decisions and take actions for the Company’s benefit. Their stated objective is to sustainably increase the Company’s value. Management Board members have their own separate areas of responsibility, as defined in the schedule of responsibilities, and regularly report to the other Management Board members. Cooperation among Management Board members is governed by the rules of procedure. The Supervisory Board approves both the schedule of responsibilities and the rules of procedure. The Company has also established an Executive Committee. Under the leadership of the Chief Executive Officer, the Executive Committee is responsible for the development of the strategy, for the commercialization, for the operational management of the Company, and for the achievement of its targets and results. The Executive Committee prepares the decisions for the Management Board’s resolutions and adopts resolutions jointly with the Management Board, provided such resolutions do not fall within the sole responsibility of the Management Board by law or by resolution of the Supervisory Board. The Executive Committee consists of the members of the Management Board and senior executives from the Company’s core areas, such as Business Development & Licensing, Alliance Management, Technical Operations, Human Resources, Legal, Compliance & Intellectual Property and Corporate Affairs & Investors Relations. In addition to the members of the Management Board, the current members of the Executive Committee are Charlotte Lohmann (Chief Legal and Human Resources Officer), Barbara Krebs-Pohl, Ph.D. The Company Group Management Report Financial Statements Additional Information 81 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

(Chief Business Officer), Joe Horvat (U.S. General Manager), Tim Demuth, M.D., Ph.D. (Chief Research and Development Officer), Luisa Ciccarelli (SVP, Global Head of Technical Operations) and Thomas Biegi (SVP, Head of Corporate Affairs). Executive Committee meetings are generally held weekly and at least once every two weeks and when necessary in the interest of the Company. Separate Management Board meetings are generally held when this is in the interest of the Company or legally required. During these meetings, resolutions are passed concerning measures and transactions that, under the rules of procedure of the Management Board, require the approval of the entire Management Board. In case of material events, each Management Board or Supervisory Board member can call an extraordinary meeting of the entire Management Board. Management Board resolutions can also be adopted outside of meetings orally, by telephone, or in writing (including by email). Generally, written minutes are taken for the meetings of the full Management Board and Executive Committee. The Management Board promptly and comprehensively informs the Supervisory Board in writing and at Supervisory Board meetings about planning, business development, the Group’s position, risk management, and other compliance issues. Extraordinary meetings of the Supervisory Board are also convened in case of material events. The Management Board involves the Supervisory Board in the strategy, planning, and all fundamental Company issues. The Management Board’s rules of procedure specify that material business transactions require the approval of the Supervisory Board. Detailed information on the cooperation of the Management Board and Supervisory Board and important items of discussion during the 2023 financial year can be found in the Report of the Supervisory Board. The Supervisory Board holds a minimum of two meetings during each calendar half-year. In addition to the Articles of Association, the Supervisory Board has adopted rules of procedure for the Supervisory Board. In accordance with these rules of procedure, the Chair of the Supervisory Board coordinates the activities of the Supervisory Board, chairs the Supervisory Board meetings, and represents the interests of the Supervisory Board externally. The Supervisory Board generally adopts its resolutions in meetings, but resolutions may also be passed outside of meetings in writing (including by email), by telephone, or by video conference. The Supervisory Board has a quorum when at least two- thirds of its members participate in the vote. Resolutions of the Supervisory Board are generally passed with a simple majority. In the event of a tied vote, the Chair’s vote decides. The Supervisory Board meetings are recorded in minutes. Resolutions passed outside of meetings are also documented in writing. A copy of the Supervisory Board’s minutes is made available to all Supervisory Board members. In accordance with recommendation D.12 of the Code, the Supervisory Board assesses at regular intervals how effectively the Supervisory Board in its entirety and its Committees are performing their tasks. The last review was carried out by the Supervisory Board in December 2023 and was based on a questionnaire completed by the members of the Supervisory Board. The results were then discussed and evaluated in a subsequent Supervisory Board meeting. Composition and Working Practices of the Management Board and Supervisory Board Committees The Management Board has not formed any committees. The Supervisory Board has three permanent committees: the Audit Committee, the Remuneration and Nomination Committee, and the Science and Technology Committee. The members of the three committees formed by the Supervisory Board are professionally qualified. The Company Group Management Report Financial Statements Additional Information 82 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

Table 15 Participation of Supervisory Board Members Supervisory Board Meetings Video conference On-site On-site Video conference Video conference On-site (strategic meeting) On-site Video conference Video conference Video conference Video conference Name 01/17/2023 03/14/2023 05/17/2023 08/08/2023 10/04/2023 11/13/2023 11/14/2023 11/20/2023 12/13/2023 12/21/2023 12/23/2023 Marc Cluzel, M.D., Ph.D. George Golumbeski, Ph.D. – Krisja Vermeylen Michael Brosnan – Sharon Curran – Andrew Cheng, M.D., Ph.D. The Company Group Management Report Financial Statements Additional Information 83 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

Meetings of the Audit Committee On-site Video conference On-site On-site Video conference On-site Name 03/13/2023 05/02/2023 08/07/2023 08/08/2023 10/02/2023 11/13/2023 Krisja Vermeylen Michael Brosnan Sharon Curran Meetings of the Remuneration and Nomination Committee Video conference Video conference Video conference Video conference Video conference Name 01/16/2023 02/27/2023 05/10/2023 08/07/2023 10/27/2023 Marc Cluzel, M.D., Ph.D. Krisja Vermeylen Michael Brosnan The Company Group Management Report Financial Statements Additional Information 84 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

The Company Group Management Report Financial Statements Additional Information 85
›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

**Meetings of the Science and Technology Committee**

| | On-site | On-site | Video conference | On-site |
|---|---|---|---|---|
| Name | 03/14/2023 | 05/16/2023 | 08/08/2023 | 11/13/2023 |
| George Golumbeski, Ph.D. | | | | |
| Andrew Cheng, M.D., Ph.D. | | | | |
| Sharon Curran | | | | |

## Audit Committee

The main task of the Audit Committee is to support the Supervisory Board in fulfilling its supervisory duties with respect to the accuracy of the annual and consolidated financial statements, the activities of the auditor, and internal control functions, such as risk management, compliance, and internal auditing. The Audit Committee submits a recommendation to the Supervisory Board for the resolution proposal regarding the election of an independent auditor at the Annual General Meeting. The members of the Audit Committee are Michael Brosnan (Chair), Sharon Curran, and Krisja Vermeylen.

The Chair of the Audit Committee, Michael Brosnan, has expertise in the fields of accounting and auditing. His professional knowledge and expertise in these areas are a result of his longstanding experience serving as Chief Financial Officer at several companies. His expertise also includes sustainability reporting and auditing such reporting.

Krisja Vermeylen has special knowledge and experience in the fields of auditing (including sustainability reporting and auditing such reporting). In the course of her professional career she has dealt extensively with this area, particularly in management positions held at various companies and in the context of trainings and further education.

Sharon Curran also has extensive expertise in the field of auditing (including sustainability reporting and auditing such reporting) due to her previous experience and participation in trainings and further education.

Sharon Curran additionally has in-depth knowledge of sustainability, including sustainability reporting and auditing such reporting, due to many years in management positions with a focus on sustainability and the environment at various companies. Specifically, her experience includes the integration of sustainability into corporate and business strategy, the evaluation and optimization of environmental impacts and the development and implementation of ESG targets as part of management remuneration. Against this background, Sharon Curran has been appointed ESG expert to the Supervisory Board. Furthermore, Krisja Vermeylen also has in-depth knowledge in this area, particularly as a result of her extensive experience with ESG targets in the context of management remuneration, and brings this expertise to the Audit Committee and the Supervisory Board.

## Remuneration and Nomination Committee

The Remuneration and Nomination Committee is responsible for the preparation and regular review of the Management Board's remuneration system prior to its final approval. When necessary, the Committee searches for suitable candidates to be appointed as members of the Management Board and Supervisory Board and submits appointment proposals to the Supervisory Board. The Committee also prepares the service agreements with Management Board members. The members of the Remuneration and Nomination Committee are Krisja Vermeylen (Chair), Marc Cluzel, M.D., Ph.D., and Michael Brosnan.

## Science and Technology Committee

The Science and Technology Committee advises the Supervisory Board on matters concerning proprietary drug and technology development and prepares the relevant Supervisory Board resolutions. The members of the Science and Technology Committee are George Golumbeski, Ph.D. (Chair), Sharon Curran, and Andrew Cheng, M.D., Ph.D.

## Ad Hoc Deal Committee

The members of the Science and Technology Committee also serve as members of the Ad Hoc Deal Committee, which meets in this capacity when required.

Pursuant to recommendation C.14 of the Code, the CVs of the members of the Supervisory Board are published on our website under "Company > Leadership > Supervisory Board."

Remuneration System and Remuneration of the Members of the Management Board and Supervisory Board The section entitled “Investors – Corporate Governance” contains information on the current remuneration system for the members of the Management Board pursuant to Section 87a (1) AktG, which was approved by the Annual General Meeting on May 18, 2022, as well as the resolution of the Annual General Meeting dated May 19, 2021, on the remuneration of the members of the Supervisory Board pursuant to Section 113 (3) AktG. On the same page, the remuneration report and the auditor’s report pursuant to Section 162 AktG are made publicly available. Report on Corporate Governance1) At MorphoSys, responsible, sustainable, and value-oriented corporate governance is a high priority. Good corporate governance is an essential aspect of our corporate management and forms the framework for the Group’s management and supervision, including the Group’s organization, commercial principles, and tools for its guidance and control. The Code provides a standard for transparent monitoring and management of companies that strongly emphasizes shareholder interests. The German Federal Ministry of Justice originally published the Code in 2002. On April 28, 2022, the Government Commission on the German Corporate Governance Code adopted a new version of the Code, which entered into force upon its publication in the German Federal Gazette on June 27, 2022. The Code contains recommendations and suggestions with regard to the management and supervision of German companies listed on a stock exchange. It is based on domestic and internationally recognized standards for good and responsible corporate governance. The Code aims to make the German system of corporate governance transparent for investors. It contains recommendations and suggestions on corporate governance with regard to shareholders and the Annual General Meeting, the Management Board, and Supervisory Board, transparency, accounting and valuation principles, and auditing. There is no obligation to comply with the recommendations and suggestions of the Code. The German Stock Corporation Act only requires the management boards and supervisory boards of listed German companies to publish a declaration each year, (i) either confirming that the company has complied with the recommendations of the Code or (ii) listing the recommendations the company has not complied with and the reasons for the deviation from the recommendations of the Code. In addition, a listed company must also state in its annual declaration whether it intends to comply with the recommendations or must list the recommendations it does not intend to comply with in the future. These declarations must be published permanently on the company’s website. If the company changes its position on certain recommendations between two annual declarations, it must disclose this fact and state the reasons for the deviation from the recommendations. If suggestions from the Code are not complied with, this does not have to be disclosed. Many of the corporate governance principles contained in the Code have been practiced at MorphoSys for many years. Our corporate governance principles are outlined in the Statement on Corporate Governance pursuant to Sections 289f and 315d HGB. The statement also contains the annual Declaration of Conformity, relevant information on corporate governance practices, and a description of the Management Board’s and Supervisory Board’s working practices. Additional information can be found in the Report on Corporate Governance. 1) The disclosures in this subsection are “non-management report disclosures” that are not audited by the auditor. The Report on Corporate Governance ends with the subsection “Overall statement on the Adequacy of the Internal Control and Risk Management System.” Communication with the Capital Market A key principle of corporate communication at MorphoSys is to simultaneously and fully inform institutional investors, private shareholders, financial analysts, employees, and all other stakeholders of the Company’s situation through regular, transparent, and timely communication. The Company is firmly committed to following a fair information policy. Regular meetings with analysts and investors in the context of roadshows and individual meetings play a central role in investor relations at MorphoSys. Conference calls are publicly webcast and follow the publications of quarterly and annual results and give analysts an immediate opportunity to ask questions about the Company’s development. Presentations from conferences and similar events are made available to those interested on the MorphoSys website, as are visual and audio recordings of other important events. The Company’s website www.morphosys.com/en serves as a central platform for current information on the Company and its development. Financial reports, analyst meetings, and conference presentations, as well as press releases and ad hoc statements, are also available. The important regularly scheduled publications and events (annual reports, interim reports, annual general meetings, and press and analyst conferences) are published in the Company’s financial calendar well in advance. Competence Profile, Diversity Concept, and Objectives for the Composition The Company’s Supervisory Board updated its competence profile (including the objectives for its composition) in November 2022. According to this profile, the Supervisory Board of MorphoSys AG shall be composed in such a way that the Supervisory Board in its entirety possesses the knowledge, skills, and professional experience necessary to perform its duties properly and ensure that it appropriately supervises and advises the Management Board of MorphoSys AG while taking diversity into account. When electing Supervisory Board members, the candidates who are proposed to the Annual General Meeting fulfill the overall competence profile based on their professional competence, experience, integrity, commitment, independence, and character. Proposals to the Annual The Company Group Management Report Financial Statements Additional Information 86 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

General Meeting also take the objectives for the composition of the Supervisory Board into consideration. Competence Profile The members of the Supervisory Board shall in their entirety possess the professional competence and experience to fulfill the tasks of the Supervisory Board of MorphoSys AG as an internationally operating biopharmaceutical company. The Supervisory Board considers the following skills and expertise to be particularly essential for the composition of the Supervisory Board of MorphoSys AG: • members should have a general knowledge of the industry in which the Company operates in order to make sufficient and substantive contributions at Supervisory Board meetings. • at least one member must have experience in drug development. • at least one member must have experience in commercialization. • at least one member must have expertise in the sustainability issues significant to the Company. • at least one member must have expertise in the field of accounting, and at least one further member must have expertise in the field of auditing (Section 100 (5) AktG). • at least one member must have experience in personnel issues concerning Management Board matters. Diversity Concept for the Supervisory Board of MorphoSys AG The Supervisory Board strives to ensure an appropriate level of diversity with respect to age, gender, internationality, and professional background, as well as regarding professional expertise, experience, and personality, in order to achieve a diverse composition of the Supervisory Board and enable it, in its entirety, to base its decisions on different cultural and professional perspectives and wide experiences. The Supervisory Board gives particular consideration to the following criteria: • at least two members of the Supervisory Board shall have extensive international experience or an international background. • at least one member of the Supervisory Board shall be under the age of 60 at the time of the member’s appointment. • at least two members of the Supervisory Board shall have different professional backgrounds and experience. With respect to the proportion of women on the Supervisory Board, the Supervisory Board has set target figures as well as deadlines for their achievement in accordance with Section 111 (5) AktG, to which reference is made. Further Targets for the Composition of the Supervisory Board Age Limit At the time of their appointment by the Annual General Meeting, Supervisory Board members should not be more than 70 years of age. The Supervisory Board may, however, decide to make an exception in specific cases. Duration of Appointment The uninterrupted length of the term of office of a Supervisory Board member shall generally not exceed 12 years. However, the Supervisory Board may resolve an exception to this rule in certain cases. Independence The Supervisory Board of MorphoSys AG considers a number of at least four independent members to be an appropriate number of independent members, taking into account the shareholder structure. According to the Code, a Supervisory Board member is considered to be independent of MorphoSys AG, its Management Board, and any controlling shareholder if he or she has no personal or business relationship with the Company, the Management Board, or a controlling shareholder. The Supervisory Board’s assessment of the independence of Supervisory Board members is, among other things, based on the recommendations of the Code. Consequently, a Supervisory Board member is generally not considered independent if that member, or a close member of his or her family: • was a member of the Management Board of MorphoSys AG in the two years preceding his or her appointment to the Supervisory Board of MorphoSys AG. • maintains or has maintained a material business relationship (directly or indirectly) with MorphoSys AG or a Group company of MorphoSys AG in the year preceding his or her appointment. • is a close family member of a Management Board member. • or has been a member of the Supervisory Board for more than 12 years. Significant and lasting conflicts of interest should be avoided, particularly those resulting from functions carried out for major competitors. It must be taken into account, however, that certain conflicts of interest cannot generally be excluded. Possible conflicts of interest must be disclosed to the Chair of the Supervisory Board and will be resolved by appropriate measures. This could lead to the termination of the Supervisory Board mandate of the member concerned if the conflict of interest is not merely temporary. Availability All members of the Supervisory Board must ensure that they have sufficient time available to properly perform their Supervisory Board duties at MorphoSys AG. Therefore, as a rule, it is required that: • the Supervisory Board member is able to attend at least four ordinary Supervisory Board meetings per year, for which a reasonable amount of preparation time is required in each case. • the Supervisory Board member is able to attend extraordinary meetings of the Supervisory Board, if necessary, to deal with specific topics. • the Supervisory Board member is able to attend the Annual General Meeting. • the Supervisory Board member has sufficient time to review the annual and consolidated financial statements. The Company Group Management Report Financial Statements Additional Information 87 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

The Company | Group Management Report | Financial Statements | Additional Information | 88
›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

- and the Supervisory Board member allocates additional time to prepare for and attend Committee meetings, in accordance with his or her membership in one or more of the Supervisory Board's current three permanent Committees.

**Current Composition of the Supervisory Board and Qualification Matrix**

The Supervisory Board of MorphoSys AG is composed in accordance with the above objectives. It is composed of an appropriate number of independent members with an international background. As the Supervisory Board as a whole currently has six members, of which two are women, an appropriate proportion of women has been achieved.

Based on its competence profile and composition objectives, the Supervisory Board has prepared the following overview of its qualifications ("Qualification Matrix").

Table
**16** Qualification Matrix

| | | Marc Cluzel, M.D., Ph.D. | George Golumbeski, Ph.D. | Krisja Vermeylen | Michael Brosnan | Sharon Curran | Andrew Cheng, M.D., Ph.D. |
|---|---|---|---|---|---|---|---|
| **Period of office** | Member since | 2012 | 2018 | 2017 | 2018 | 2019 | 2022 |
| **Personal suitability** | Independence | x | x | x | x | x | x |
| | No overboarding within the meaning of the GCGC | x | | x | x | x | x |
| **Diversity** | Gender | Male | Male | Female | Male | Female | Male |
| | Year of birth | 1955 | 1957 | 1962 | 1955 | 1968 | 1967 |
| | Nationality | France | USA | Belgium | USA | Ireland | USA |
| | International experience/ international background | x | x | x | x | x | x |
| | Education/professional background | Medicine | Biology | Pharmacy | Business administration | Biotechnology | Molecular biology, medicine |
| **Competences** | Knowledge of the industry | x | x | x | x | x | x |
| | Drug development | x | x | x | | | x |
| | Commercialization | x | x | x | | x | x |
| | Personal matters relating to the Management Board | x | | x | x | x | x |
| | Expert pursuant to Section 100 (5) AktG | x | | | | | |
| | • Accounting expert | | | | x | | |
| | • Audit expert | | | x | x | x | |
| | Sustainability | x | | x | x | x | |

Target Values for the Proportion of Women In the Supervisory Board The Supervisory Board of MorphoSys AG has set the target value for the proportion of women on the Supervisory Board at 33.33%, i.e., at least two out of six members shall be women. This target value shall apply until June 30, 2025. In the financial year 2023, the target value for the proportion of women was met. In the Management Board In July 2020, the Supervisory Board of MorphoSys AG set the target value for the proportion of women on the Company’s Management Board at 0% and updated and confirmed this resolution again in November 2022. This target value was originally intended to apply until June 30, 2025. The reasoning behind this decision was based on the following: The number of members on the Company’s Management Board had just been reduced from three to two members at that time. The appointments of Jean-Paul Kress, M.D., and Sung Lee originally ran until August 2025 and January 2024, respectively, each with the possibility of reappointment. At this point in time, there were no plans to change the composition of the Management Board and/or to increase the number of Management Board members again. In addition, all significant decisions that are not exclusively to be adopted by the Management Board were and are made jointly with the Executive Committee, which at that time consisted of two men and four women (excluding the members of the Management Board). Consequently, it was ensured that all material decisions involved a sufficient number of women representing the Company’s various business areas. The member of the Management Board Sung Lee has resigned from his position as member of the Management Board with effect as of the end of March 17, 2023. Instead, Charlotte Lohmann has been appointed as member of the Management Board with effect as of March 1, 2023 until the end of August 31, 2023. Against this background, the Supervisory Board has updated the proportion of women on the Management Board and set it at 50%. This target value shall apply until June 30, 2025. With effect as of August 8, 2023 Lucinda Crabtree, Ph.D., has further been appointed as member of the Management Board. The defined target value for the proportion of women on the Management Board is therefore met. In the First and Second Management Level below the Management Board 1. Target value for the first management level below the Management Board In 2020, the Management Board confirmed its resolution from July 2017 regarding a target value of 30% women in the first management level below the Management Board and intends to maintain a minimum proportion of 30% women in the first management level below the Management Board until June 30, 2025. MorphoSys AG continued to comply with this requirement in the reporting year. 2. Target value for the second management level below the Management Board In 2020, the Management Board confirmed its resolution from July 2017 regarding a target value of 30% women in the second management level below the Management Board as of July 2017 and intends to maintain a minimum proportion of 30% women in the second management level below the Management Board until June 30, 2025. MorphoSys AG continued to comply with this requirement in the reporting year. Diversity Concept for the Management Board of MorphoSys AG Pursuant to Section 289f (2) no. 6 of the German Commercial Code, the Supervisory Board has determined the following diversity concept for the composition of the Management Board of MorphoSys AG: The aim of the diversity concept for the Management Board is to consciously use diversity for the further success of the Company. The Supervisory Board believes that diversity in terms of different perspectives, competencies, and backgrounds of experience is an important prerequisite for competitiveness and sustainable corporate success. Together with the Management Board, the Supervisory Board ensures long-term succession planning for the Management Board. When searching for candidates for the position of a member of the Management Board of MorphoSys AG, the decisive selection criteria include, amongst others, professional qualifications for the position to be taken over, leadership qualities, previous performance, and acquired skills and knowledge of the business of MorphoSys AG. In the composition of the Management Board, the Supervisory Board also particularly takes the following aspects into account: • the members of the Management Board shall, in their entirety, have the necessary knowledge, skills, and professional experience required to fulfill their tasks. • where possible, the members of the Management Board should have different levels of educational and professional experience. • the members of the Management Board shall, in their entirety, be familiar with the market environment, the individual business fields, and the market segment in which MorphoSys AG operates. • the members of the Management Board shall, in their entirety, have relevant experience in leading a publicly listed company. • there should be a sufficient age mix among the members of the Management Board. • with regard to the proportion of women on the Management Board, the Supervisory Board has set target values, as well as deadlines for their achievement, in accordance with Section 111 (5) AktG, to which reference is made. The above criteria were taken into account in the course of the appointment of the Management Board members. The Company Group Management Report Financial Statements Additional Information 89 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

The Company Group Management Report Financial Statements Additional Information 90
›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

## Further Targets for the Composition of the Management Board

### Age Limit

At the time of their appointment, Management Board members should not be more than 67 years of age. The Supervisory Board may, however, decide to make an exception in specific cases. The age limit of 67 is currently complied with.

## Managers' Transactions

The members of the Management Board and the Supervisory Board of MorphoSys AG, as well as persons closely associated with them, are required to disclose trading in MorphoSys shares in accordance with the requirements set forth in the relevant legal provisions (Article 19 (1a) of the Market Abuse Regulation (MAR)).

During the reporting year, MorphoSys received notifications pursuant to Article 19 (1a) MAR, which are shown in the table below.

Table 17 Managers' Transactions in 2023

| Party Subject to the Notification Requirement | Function | Date of Transaction | Type of Transaction | Aggregated Share Price | Aggregated Volume | Place of Transaction |
|---|---|---|---|---|---|---|
| Charlotte Lohmann | Member of the Management Board[1] | 05/04/2023 | Allocation of 157 shares as part of her remuneration as member of the Managing Board (Performance Share Plan 2019) (issuer's own shares) | Not numerable | Not numerable | Outside a trading venue |
| Marc Cluzel, M.D., Ph.D. | Chair of the Supervisory Board | 05/18/2023 | Acquisition of shares | € 22.67 | € 22,670.00 | Xetra |
| Marc Cluzel, M.D., Ph.D. | Chair of the Supervisory Board | 06/02/2023 | Acquisition of shares | € 24.28 | € 24,280.00 | Xetra |
| Marc Cluzel, M.D., Ph.D. | Chair of the Supervisory Board | 06/06/2023 | Acquisition of shares | € 26.40 | € 52,800.00 | Xetra |
| Marc Cluzel, M.D., Ph.D. | Chair of the Supervisory Board | 09/18/2023 | Acquisition of shares | € 31.01 | € 775.25 | Xetra |
| Krisja Vermeylen | Member of the Supervisory Board | 10/06/2023 | Acquisition of shares | € 23.53 | € 23,530.00 | Morgan Stanley Europe S.E. – systematic internaliser |

[1] With effect as of March 1, 2023, Charlotte Lohmann has been appointed as Chief Legal officer and member of the Management Board until the end of August 31, 2023.

Avoiding Conflicts of Interest The members of the Management Board and the Supervisory Board are obligated to refrain from actions that could lead to conflicts of interest with their responsibilities at MorphoSys AG. Such transactions or sideline activities of the Management Board must be disclosed to the Supervisory Board without undue delay and require the Supervisory Board’s approval. The Supervisory Board, in turn, must inform the General Meeting of any conflicts of interest that arise and disclose how they were dealt with. No conflict of interest arose in the Supervisory Board in the 2023 financial year. Share Repurchases The Management Board is currently not authorized to purchase treasury shares. Information Technology A special focus was placed on the further digitalization and automation of business processes. With the electronic signatures system using DocuSign™, we were able to continue to accelerate signature circulation and automate processes. The global learning management system forms the basis for the digital education strategy, which relies on e-learning and remote training. MorphoSys is advancing its innovation using artificial intelligence through tools such as Aily™, which will make it possible to foresee ways to optimize recruitment for clinical trials. The Company is also investing in the expansion of the Veeva™ system landscape for unified management of quality and regulatory information, which is crucial for rapidly launching products (e.g., pelabresib) and maintaining their marketing approval. In the area of IT security, MorphoSys continued to optimize its cyberdefense measures. A penetration test was conducted with a focus on advanced threat scenarios by a third-party company to test MorphoSys' technical security controls and identify potential vulnerabilities in its core network and corporate access model. MorphoSys continued to raise employee awareness through several measures regarding their own individual contribution to the Company’s IT security. MorphoSys’ Computer Emergency Response Team (CERT) did not detect any serious security incidents during the reporting year. Accounting and External Audit We prepare our annual financial statements in accordance with the provisions of the German Commercial Code (HGB) and the German Stock Corporation Act (AktG). The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and in compliance with the recommendations of the International Financial Reporting Standards Interpretations Committee (IFRS IC). We have applied all standards and interpretations that were in force on December 31, 2023, and have been adopted by the EU into European law. As of December 31, 2023, there were no standards or interpretations with an impact on our consolidated financial statements as of December 31, 2023, and 2022, that had entered into force but had not yet been adopted into European law. Therefore, our consolidated financial statements comply with both the IFRS published by the International Accounting Standards Board (IASB) and the IFRS adopted by the EU. In addition, our consolidated financial statements take into account the supplementary provisions of German commercial law that are to be applied in accordance with Section 315e (1) HGB. For the election of our auditor, the Supervisory Board’s Audit Committee submits a nomination proposal to the Supervisory Board. At the 2023 Annual General Meeting, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft was appointed as auditor for the 2023 financial year. As proof of its independence, the auditor submitted an Independence Declaration to the Supervisory Board. The responsible German public auditor of these consolidated financial statements was Sebastian Stroner, who has audited the consolidated financial statements since 2022. PricewaterhouseCoopers GmbH has been our auditor since the 2011 financial year. Information on audit-related fees and all other fees provided by PricewaterhouseCoopers GmbH to us during the 2023 financial year can be found in Note 4.14. Compliance Management Program The separate non-financial group report” sets out the basic mechanisms of our compliance management program (CMP). The report is available on our website at https:// reports.morphosys.com/2023#csr. All MorphoSys companies have the same compliance standards. The Global Compliance Committee and the Head of Global Compliance oversee the Compliance Management Program (CMP) for MorphoSys AG, MorphoSys US Inc. and Constellation Pharmaceuticals. MorphoSys' CMP complies with industry standards and includes all necessary elements as set out in the guidance documents of the various authorities. In particular, MorphoSys follows the "Seven Elements of a Compliance Management Program" as communicated by the Office of Inspector General (OIG), the updated 2020 guidance from the U.S. Department of Justice, and applicable EU directives and regulations. In addition, there are controls at company level under the Sarbanes-Oxley Act (SOX) that regularly address key compliance elements. These indicators are constantly monitored and improved. MorphoSys' maxim "Integrity in all we do" sets the direction for all our business activities. The CMP serves to protect patients, investors, other stakeholders and the reputation of MorphoSys, thereby supporting business continuity and sustainable growth. The CMP is aligned with the needs of the various functions within the company, including Clinical Development, Sales, Medical Affairs and others. All elements of the MorphoSys CMP are included in the Compliance Management Manual 2023. The Company Group Management Report Financial Statements Additional Information 91 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

The identification and assessment of compliance risks are important components of the CMP and feed into the overall strategic development of the CMP. MorphoSys regularly conducts a compliance risk assessment to identify risks and opportunities for improvement. In addition, a comprehensive monitoring program is carried out in all MorphoSys companies. MorphoSys has set up a whistleblower system (Integrity Line), which is available to internal employees and external stakeholders. The address of the hotline is included in the MorphoSys Code of Conduct, which is available on the MorphoSys website. Reports of (potential) violations can be reported via an external website or toll-free telephone numbers, also anonymously. All reported cases will be dealt with promptly. MorphoSys prohibits retaliation against anyone who reports in good faith instances of non- compliance. The Audit Committee of the Supervisory Board and the MorphoSys Global Compliance Committee are regularly informed of all cases of potential violations. In 2023, there were no cases related to bribery and corruption. MorphoSys is committed to fostering a culture of integrity and compliance and to preventing compliance violations as far as possible through continuous risk assessment, monitoring of our activities and training of all employees. In 2023, the main focus was on maintaining high compliance standards across all MorphoSys entities, supporting commercial efforts related to Monjuvi® (tafasitamab-cxix) and building pre-launch capacity for the launch of pelabresib. The compliance risk assessment conducted at the end of 2022 contributed to the compliance strategy for 2023. It did not identify any high-risk areas and the results were in line with general industry practice. MorphoSys has continued to address risks and mitigate actions, including those related to interactions with peers, use of social media, clinical research, interactions with congresses and meetings, and third party due diligence. At the beginning of the year, the Global Compliance department conducted an assessment of the MorphoSys CMP, taking into account all current legislative developments and best practices. In addition, some policies related to our interactions with healthcare professionals were revised and all compliance policies in the U.S. were updated. Training also remains an important focus of the MorphoSys CMP. The Company is committed to ensuring that employees receive relevant compliance training that is consistent with MorphoSys values, corporate culture and ethical standards. Examples of compliance training in 2023 include the Code of Conduct and anti-bribery, appropriate use of social media, compliance with transparency regulations, healthcare compliance refresher and congressional activities. The U.S. organization also conducted numerous training sessions and activities to engage employees in U.S.-specific laws and related compliance policies. In conjunction with the EU General Data Protection Regulation (Regulation [EU] 2016/679 – “GDPR”), which entered into force on May 25, 2018, we have implemented various procedures since 2018 to ensure compliance with the GDPR. More details can be found in the separate non- financial group report*. * This information is not part of the management report that is subject to audit. The Company Group Management Report Financial Statements Additional Information 92 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

Figure 10 Compliance Management Program (CMP) Internal Audit Department Our Internal Audit department is an essential element of the corporate governance structure. The department assists us in accomplishing our objectives by prescribing a systematic approach to evaluating and improving the effectiveness of our risk management, internal control, and other corporate governance processes. The activities of the Internal Audit department are supported by co-sourcing partner Protiviti, an independent consulting firm with experience and expertise in internal audits, risk, and compliance. The Internal Audit department executes a risk-based audit plan that includes the requirements and recommendations of the Management Board, as well as those of the Supervisory Board’s Audit Committee. The Internal Audit department is also responsible for performing management testing in accordance with the requirements of Section 404 of the U.S. Sarbanes-Oxley Act (SOX). This procedure involves independently testing the appropriateness and effectiveness of internal controls in the business processes relevant to financial reporting. The outcome of each internal audit is communicated to the CEO and the relevant members of the Executive Committee. In addition, the Head of Internal Audit reports to the Audit Committee of the Supervisory Board on the results of the internal audits and SOX management testing twice a year or immediately if necessary. Three audits were carried out in 2023. Some areas for action were identified, resulting in the adoption of corresponding corrective plans of action. The internal audit plan for 2024 envisages four audits, which will cover the activities of all entities of the MorphoSys Group. The Company Group Management Report Financial Statements Additional Information 93 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

Overall Statement on the Adequacy of the Internal Control and Risk Management System As described in the “Risk and Opportunity Report” and in the “Statement on Corporate Governance,” MorphoSys has implemented a comprehensive system to identify and manage risks. In addition to our internal control over financial accounting and reporting, internal controls are implemented in key business areas such as pharmaceutical drug development, manufacturing, production, and distribution based on industry-specific regulations. A Group- wide compliance management program has also been installed as part of an integrated governance approach. Sustainability-related goals along with the respective systems and processes are an integral part of our corporate governance based on the general criteria of materiality. The Management Board is not aware of any circumstances arising from its involvement with the internal control and risk management system or from the reporting from the central functions Global Compliance and Corporate Internal Audit that would contradict the appropriateness and effectiveness of these systems. Disclosures pursuant to Section 289a (1), Section 315a (1) HGB and Explanatory Report of the Management Board pursuant to Section 176 (1) Sentence 1 AktG Composition of Share Capital On December 31, 2023, the Company’s share capital amounted to € 37,655,137, divided into 37,655,137 no-par value bearer shares. With the exception of the 53,685 treasury shares held by the Company, these bearer shares possess voting rights, with each share granting one vote at the General Meeting. Restrictions Affecting Voting Rights and the Transfer of Shares The Management Board is not aware of any restrictions that may affect voting rights or the transfer of shares, or any restrictions that may emerge from agreements between shareholders. Voting rights restrictions may also arise from the provisions of the German Stock Corporation Act (AktG), such as those pursuant to Section 136 AktG or the provisions for treasury shares pursuant to Section 71b AktG. Interests in Share Capital Exceeding 10% of Voting Rights We have not been made aware or notified of any direct or indirect interests in the Company’s share capital that exceed 10% of the voting rights. Shares with Special Rights Conferring Powers of Control Shares with special rights conferring powers of control do not exist. Control over Voting Rights with regard to Employee Ownership of Capital Employees who hold shares in the Company exercise their voting rights directly in accordance with the statutory provisions and the Articles of Association, as do other shareholders. Appointment and Dismissal of Management Board Members and Amendments to the Articles of Association In accordance with Article 6 of the Articles of Association and Section 84 of the German Stock Corporation Act (AktG), the Supervisory Board determines the number of members on the Management Board, appoints and revokes members, and nominates the Chair. In the financial year 2023, the Management Board of MorphoSys AG consisted of the Chair and one respectively two further members: Effective as of the end of March 17, 2023, the member of the Management Board Sung Lee resigned from his position as member of the Management Board and Chief Financial Officer of the Company. With effect as of March 1, 2023, Charlotte Lohmann has been appointed as Chief Legal officer and member of the Management Board until the end of August 31, 2023. In addition, Lucinda Crabtree, Ph.D., has been appointed as member of the Management Board and Chief Financial Officer with effect as of August 8, 2023. The Management Board therefore currently consists of a Chair and one further member. Members of the Management Board can be appointed for a maximum term of five years. Reappointments and extensions of the term of office are allowed for a maximum term of five years in each case. The Supervisory Board may revoke the appointment of a Management Board member or Chair of the Management Board for good cause as defined by Section 84 (4) AktG. When the Management Board lacks a required member, the court will appoint a Management Board member in urgent cases, pursuant to Section 85 AktG. As a rule, the Articles of Association can only be amended by a resolution of the General Meeting in accordance with Section 179 (1) sentence 1 AktG. Pursuant to Section 179 (2) sentence 2 AktG in conjunction with Section 20 of the Articles of Association, our General Meeting resolves on amendments to the Articles of Association generally with a simple majority of the votes cast and a simple majority of the share capital represented. If the law stipulates a higher mandatory majority of votes or capital, this shall apply. Amendments to the Articles of Association that only affect their wording can be resolved by the Supervisory Board in accordance with Section 179 (1) sentence 2 AktG in conjunction with Section 12 (3) of the Articles of Association. Authorizations of the Management Board to Issue Shares The authorization of the Management Board to issue shares is granted under Article 5 (5) through (6j) of the Company’s Articles of Association and the statutory provisions. The Supervisory Board is authorized to amend the wording of the Articles of Association in accordance with the scope of the capital increase from conditional or authorized capital. The Company Group Management Report Financial Statements Additional Information 94 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

1. Authorized Capital In the case of an authorized capital increase, the Management Board is authorized with the consent of the Supervisory Board to determine the further details of the capital increase and its implementation. a) Pursuant to Article 5 (5) of the Articles of Association, the Management Board is authorized with the consent of the Supervisory Board to increase the Company’s share capital against contribution in cash and/or contribution in kind on one or several occasions by a total of up to € 6,846,388 by issuing up to 6,846,388 new, no-par value bearer shares until and including May 16, 2028 (Authorized Capital 2023-I). The shareholders are principally entitled to subscription rights. The shares may also be subscribed to by one or several credit institutions with the obligation to offer the shares to shareholders for subscription. The Management Board, with the Supervisory Board’s consent, is, however, authorized to exclude shareholders’ subscription rights in the following cases: aa) in the case of a capital increase against contribution in cash, to the extent necessary to avoid fractional amounts; or bb) in the case of a capital increase against contribution in kind; or cc) in the case of a capital increase against contribution in cash to the extent the new shares shall be placed on a foreign stock exchange in the context of an IPO. The total number of shares to be issued by way of a capital increase against contribution in cash and/or in kind, excluding subscription rights and based on the above authorizations, shall not exceed 10% of the share capital, calculated either based on the date the authorizations become effective or the time they are exercised, whichever amount is lower. The 10% limit mentioned above shall take into account (i) treasury shares sold with the exclusion of subscription rights after these authorizations become effective, (ii) shares issued on the basis of other authorized capital under the exclusion of subscription rights during the period in which these authorizations are in effect, and (iii) shares to be issued to service convertible bonds and/or bonds with warrants, insofar as the convertible bonds and/or bonds with warrants have been issued under the exclusion of shareholders’ subscription rights while these authorizations are in effect, but in respect of items (i), (ii), and/or (iii) in each case only insofar as the shares are not used to service claims by members of governing bodies and/or employees of the Company and/or its affiliated companies under employee participation programs. The maximum limit reduced in accordance with the above sentences of this paragraph shall be increased again when a new authorization to exclude subscription rights resolved by the General Meeting after the reduction takes effect, to the extent of the new authorization, but up to a maximum of 10% of the share capital in accordance with the requirements of sentence 1 of this paragraph. b) Pursuant to Article 5 (6a) of the Articles of Association, the Management Board is authorized with the consent of the Supervisory Board to increase the Company’s share capital against contribution in cash and/or contribution in kind on one or several occasions up to and including May 18, 2026, by up to a total of € 41,552 by issuing up to 41,552 new no-par value bearer shares (Authorized Capital 2021-III). The subscription rights of shareholders are excluded. The Authorized Capital 2021-III serves the purpose of delivering shares of the Company against the contribution of payment claims resulting from Restricted Stock Units (RSUs) in order to fulfill RSUs that were granted in accordance with the terms and conditions of the Restricted Stock Unit Program 2021 of the Company (RSUP 2021) exclusively to senior managers and employees (including directors and officers) of MorphoSys US Inc. The issue price of the new shares must amount to at least € 1.00 and can be paid either by way of a cash contribution and/or contribution in kind, including in particular the contribution of claims against the Company under the RSUP 2021. The Management Board is authorized to determine the further details of the capital increase and its implementation with the consent of the Supervisory Board; this also includes the determination of the profit participation of the new shares, which may, in deviation from Section 60 (2) AktG, also participate in the profit of an already-completed financial year, provided that no resolution on the appropriation of profits has yet been adopted for the respective financial year. c) Pursuant to Article 5 (6h) of the Articles of Association, the Management Board is authorized with the consent of the Supervisory Board to increase the Company’s share capital on one or several occasions by a total of up to € 42,715 by issuing up to 42,715 new no-par value bearer shares against cash contribution and/or contribution in kind until and including April 30, 2024 (Authorized Capital 2019-I). The subscription rights of shareholders are excluded. The Authorized Capital 2019-I serves the purpose of delivering shares of the Company against the contribution of payment claims resulting from Restricted Stock Units (RSUs) in order to fulfill RSUs that were granted in accordance with the terms and conditions of the Company’s Restricted Stock Unit Program (RSUP) exclusively to senior managers and employees (including directors and officers) of MorphoSys US Inc. The issue price of the new shares must amount to at least € 1.00 and may be paid either by way of a cash contribution and/or contribution in kind, including in particular the contribution of claims against the The Company Group Management Report Financial Statements Additional Information 95 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

Company under the RSUP. The Management Board is authorized with the consent of the Supervisory Board to determine the further details of the capital increase and its implementation; this also includes the determination of the profit participation of the new shares, which may, in deviation from Section 60 (2) AktG, also participate in the profit of an already- completed financial year, provided that no resolution on the appropriation of profits has yet been adopted for the respective financial year. d) Pursuant to Article 5 (6j) of the Articles of Association, the Management Board is authorized with the consent of the Supervisory Board to increase the Company’s share capital on one or several occasions by up to a total of € 1,978,907 by issuing up to 1,978,907 new no- par value bearer shares against cash contribution and/or contribution in kind until and including May 17, 2027 (Authorized Capital 2022-I). The subscription rights of shareholders are excluded. The Authorized Capital 2022-I serves the purpose of delivering shares of the Company against the contribution of payment claims resulting from Restricted Stock Units (RSUs) in order to fulfill RSUs that were granted in accordance with the terms and conditions of the Company’s Restricted Stock Unit Program (RSUP) exclusively to senior managers and employees (including directors and officers) of MorphoSys US Inc. The issue price of the new shares must amount to at least € 1.00 and may be paid either by way of a cash contribution and/or contribution in kind, including in particular the contribution of claims against the Company under the RSUP. The Management Board is authorized with the consent of the Supervisory Board to determine the further details of the capital increase and its implementation; this also includes the determination of the profit participation of the new shares, which may, in deviation from Section 60 (2) AktG, also participate in the profit of an already completed financial year, provided that no resolution on the appropriation of profits has yet been adopted for the financial year in question. 2. Conditional Capital a) Pursuant to Article 5 (6b) of the Articles of Association, the Company’s share capital is conditionally increased by up to € 2,475,437 through the issuance of up to 2,475,437 no-par value bearer shares (Conditional Capital 2016-I). The conditional capital increase exclusively serves to grant new shares to the holders of conversion or warrant rights, which will be issued by the company or companies in which the Company has a direct or indirect majority interest according to the authorizing resolution of the Annual General Meeting on June 2, 2016, under Agenda Item 7 letter a). The shares will be issued at the respective conversion or exercise price to be determined in accordance with the resolution above. The conditional capital increase will only be carried out to the extent that the holders of conversion or warrant rights exercise these rights or fulfill conversion obligations under such bonds. The shares will be entitled to dividends as of the beginning of the previous financial year, provided they were issued before the beginning of the Company’s Annual General Meeting, or as of the beginning of the financial year in which they were issued. b) Pursuant to Article 5 (6c) of the Articles of Association, the Company’s share capital is conditionally increased by up to € 3,289,004 through the issuance of up to 3,289,004 new no-par value bearer shares (Conditional Capital 2021-I). The conditional capital increase exclusively serves to grant new shares to the holders of conversion or warrant rights issued by the Company or by companies in which the Company directly or indirectly holds a majority interest in accordance with the authorization resolution of the Annual General Meeting of May 19, 2021, under Agenda Item 10 letter a). The shares shall be issued at the conversion or warrant price to be determined in each case in accordance with the aforementioned resolution. The conditional capital increase shall only be carried out to the extent that the holders of conversion or warrant rights exercise their conversion or warrant rights or fulfill conversion obligations under such bonds. The shares shall participate in profits – to the extent they come into existence by the beginning of the Annual General Meeting of the Company – from the beginning of the preceding financial year, otherwise from the beginning of the financial year in which they come into existence. c) Pursuant to Article 5 (6g) of the Articles of Association, the share capital is conditionally increased by up to € 416,297 through the issuance of up to 416,297 new no-par value bearer shares of the Company (Conditional Capital 2016-III). The conditional capital exclusively serves to fulfill subscription rights that have been issued and exercised based on the authorization resolved by the Annual General Meeting of June 2, 2016, under Agenda Item 9 letter a). The conditional capital increase will only be implemented to the extent that holders of subscription rights exercise their right to subscribe to shares of the Company. The shares will be issued at the exercise price set in each case as the issue price in accordance with Agenda Item 9 letter a) subparagraph (8) of the Annual General Meeting’s resolution dated June 2, 2016; Section 9 (1) AktG remains unaffected. The new shares are entitled to dividends for the first time for the financial year for which there has been no resolution by the Annual General Meeting on the appropriation of profits at the time of the shares’ issue. The Management Board, and the Supervisory Board insofar as members of the Management Board are affected, is authorized to determine the details of the conditional capital increase and its execution. d) Pursuant to Article 5 (6i) of the Articles of Association, the Company’s share capital is conditionally increased by up to € 507,668 through the issuance of up to 507,668 new no-par value bearer shares (Conditional Capital 2020-I). The conditional capital serves to fulfill subscription rights that were issued and exercised on the basis of the authorization resolved by the Annual General Meeting on May 27, 2020, under Agenda Item 11 letter a). The conditional capital increase will only be The Company Group Management Report Financial Statements Additional Information 96 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

implemented to the extent that holders of subscription rights exercise their subscription rights to subscribe to shares of the Company. The shares will be issued at the exercise price determined in accordance with the resolution of the Annual General Meeting of May 27, 2020, under Agenda Item 11 letter a) subparagraph (8) as the issue price; Section 9 (1) AktG remains unaffected. The new shares are entitled to dividends for the first time for the financial year for which, at the time of their issue, no resolution by the Annual General Meeting on the appropriation of profits has yet been passed. The Management Board, and the Supervisory Board insofar as members of the Management Board are affected, is authorized to determine the details of the conditional capital increase and its execution. Authorizations of Management Board to Repurchase Shares The Management Board is currently not authorized to repurchase treasury shares. Material Agreements Concluded by the Company that fall under the Condition of a Change of Control after a Takeover Offer A change of control as a result of a takeover offer could have an impact on our convertible bond issued in October 2020, the underlying contract of which contains customary change-of-control clauses. According to these clauses, bondholders can demand early repayment of the outstanding amounts in the event of a change of control. The Company has not entered into any further material agreements that are subject to a change of control following a takeover offer. Compensation Agreements Concluded by the Company with Management Board Members and Employees in the Event of a Takeover Offer The service agreements of the Management Board members include the following provisions for the event of a change of control: The service agreements of the members of the Management Board Jean-Paul Kress, M.D., and Lucinda Crabtree, Ph.D., each provide for the right to terminate the service agreement and to demand the remuneration still outstanding until the scheduled end of his service agreement as a severance payment in the event that (i) a change of control occurs and (ii) the areas of responsibility of the member of the Management Board are significantly reduced within one year following the change of control, whereby the severance payment is limited to the value of two years’ remuneration, compensating no more than the remaining term of the service agreement. The terms and conditions of the Performance Share Unit Programs and the Restricted Stock Unit Programs partly also provide for the right of the respective beneficiary and/ or the Company to cancel all unexercised performance share units or restricted stock units in return for a compensation payment equal to the respective offer price in the event of a takeover bid or a mandatory offer. In addition, the terms and conditions of the other long-term variable compensation programs provide that, in the event of a change of control, all granted stock options, restricted stock units and performance share units vest with immediate effect and can be exercised after the statutory waiting periods. Following a change of control, some executives may also terminate their service contracts and claim a severance payment equivalent to one annual gross fixed salary and the full contractual bonus for the calendar year in which the termination is effected. A target achievement rate of 100% is applied. In such a case, all stock options, restricted stock units and performance share units granted will vest immediately and may be exercised after the statutory vesting periods have expired. In particular, the following cases are also considered to be a change of control: (i) MorphoSys transfers all or substantially all of its corporate assets to a non-affiliated company, (ii) MorphoSys merges with a non-affiliated company, (iii) MorphoSys AG, as a controlled company, becomes a party to an agreement pursuant to Section 291 of the German Stock Corporation Act (AktG), or MorphoSys is integrated in accordance with Section 319 of the German Stock Corporation Act (AktG), or (iv) a shareholder or third party directly or indirectly holds 30% or more of the voting rights of MorphoSys, or at least 30% of the voting rights are attributed to the shareholder or third party. The Company Group Management Report Financial Statements Additional Information 97 ›› Statement on Corporate Governance, Group Statement on Corporate Governance, and Report on Corporate Governance

99 Consolidated Statement of Profit or Loss (IFRS) 100 Consolidated Statement of Comprehensive Income (IFRS) 101 Consolidated Balance Sheet (IFRS) 103 Consolidated Statement of Changes in Stockholders’ Equity (IFRS) 104 Consolidated Statement of Cash Flows (IFRS) Notes 105 General Information 105 Summary of Material Accounting Policies 118 Notes to the Statement of Profit or Loss 124 Notes to the Balance Sheet 141 Remuneration System for the Management Board and Employees of the Group 157 Additional Notes The Company Group Management Report Financial Statements Additional Information 98

Consolidated Statement of Profit or Loss (IFRS) in € Note 2023 2022 2021 Product Sales 85,036,809 84,899,483 66,860,637 Royalties 116,385,912 99,870,756 65,576,120 Licenses, Milestones and Other 36,855,592 93,496,764 47,175,087 Revenues 2.5.1, 3.1 238,278,313 278,267,003 179,611,844 Cost of Sales 2.5.2, 3.2 (58,354,035) (48,619,885) (32,194,705) Gross Profit 179,924,278 229,647,118 147,417,139 Operating Expenses Research and Development 2.5.3, 3.3.1 (283,614,139) (297,812,160) (225,211,206) Selling 2.5.3, 3.3.2 (81,369,377) (92,402,354) (121,542,621) General and Administrative 2.5.3, 3.3.3 (65,797,331) (60,143,637) (78,292,297) Impairment of Goodwill 2.6.9, 3.3.5, 4.11 (1,619,233) 0 (230,714,620) Total Operating Expenses (432,400,080) (450,358,151) (655,760,744) Operating Profit / (Loss) (252,475,802) (220,711,033) (508,343,605) Other Income 3.4 4,967,871 11,964,616 8,189,829 Other Expenses 3.4 (7,092,650) (15,584,261) (6,368,762) Finance Income 3.4 213,362,823 412,065,798 96,612,146 Finance Expenses 3.4 (141,978,551) (165,897,761) (181,456,484) Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets 6.4.1 468,180 (12,000) 316,000 Share of Loss of Associates accounted for using the Equity Method 2.2.2, 4.12 (8,174,607) (4,305,026) 0 Income Tax Benefit / (Expenses) 2.5.4, 3.5 1,188,537 (168,578,523) 76,590,860 Consolidated Net Profit / (Loss) (189,734,199) (151,058,190) (514,460,016) Earnings per Share, Basic and Diluted (in €) 2.5.5, 3.6 (5.53) (4.42) (15) Shares Used in Computing Earnings per Share, Basic and Diluted 2.5.5, 3.6 34,312,744 34,155,650 33,401,069 The Notes are an integral part of these consolidated financial statements. The Company Group Management Report Financial Statements Additional Information 99 ›› Consolidated Statement of Profit or Loss (IFRS)

Consolidated Statement of Comprehensive Income (IFRS) in € 2023 2022 2021 Consolidated Net Profit / (Loss) (189,734,199) (151,058,190) (514,460,016) Items that will not be reclassified to Profit or Loss Change in Fair Value of Shares through Other Comprehensive Income 359,458 0 0 Items that may be reclassified to Profit or Loss Foreign Currency Translation Differences from Consolidation (27,250,608) 62,569,010 50,546,172 Other Comprehensive Income (26,891,150) 62,569,010 50,546,172 Total Comprehensive Income (216,625,349) (88,489,180) (463,913,844) The Notes are an integral part of these consolidated financial statements. The Company Group Management Report Financial Statements Additional Information 100 ›› Consolidated Statement of Comprehensive Income (IFRS)

Consolidated Balance Sheet (IFRS) in € Note 12/31/2023 12/31/2022 ASSETS     Current Assets     Cash and Cash Equivalents 2.6.1, 4.1 158,499,651 402,350,904 Other Financial Assets 2.6.1, 4.2 520,845,412 504,822,678 Accounts Receivable 2.6.1, 4.3 32,093,682 91,231,143 Financial Assets from Collaborations 2.6.1, 4.19 3,410,247 0 Income Tax Receivables 2.6.2, 4.4 5,284,542 2,601,052 Other Receivables 4.5 1,496,489 12,852,390 Inventories 2.6.3, 4.6 62,068,115 24,252,987 Prepaid Expenses and Other Assets 2.6.4, 4.7 30,323,373 50,929,633 Total Current Assets 814,021,511 1,089,040,787 Non-Current Assets Property, Plant and Equipment 2.6.5, 4.8 3,890,162 5,926,942 Right-of-Use Assets 2.6.6, 4.9 11,100,166 45,060,360 Intangible Assets 2.6.7, 4.10 844,109,432 886,582,956 Goodwill 2.6.8, 4.11 342,296,501 356,239,773 Other Financial Assets 2.6.1, 4.2 1,133,982 0 Investment in Associates 2.2.2, 4.12 2,417,968 5,352,451 Prepaid Expenses and Other Assets 2.6.4, 4.7 7,341,491 8,728,994 Total Non-Current Assets 1,212,289,702 1,307,891,476 TOTAL ASSETS 2,026,311,213 2,396,932,263 The Notes are an integral part of these consolidated financial statements. The Company Group Management Report Financial Statements Additional Information 101 ›› Consolidated Balance Sheet (IFRS)

in € Note 12/31/2023 12/31/2022 LIABILITIES AND STOCKHOLDERS’ EQUITY     Current Liabilities     Accounts Payable and Accruals 2.6.1, 2.6.10, 4.14 109,804,500 157,270,380 Lease Liabilities 2.6.6, 4.9 3,628,433 7,561,126 Tax Liabilities 2.6.12, 4.15 329,723 792,675 Provisions 2.6.10, 4.15 4,127,121 6,006,229 Contract Liability 2.6.11, 4.16 19,443,663 0 Bonds 2.6.1, 4.18 1,638,125 2,031,250 Financial Liabilities from Collaborations 2.6.1, 4.19 5,526,679 2,513,718 Financial Liabilities from Future Payments to Royalty Pharma 2.6.1, 4.20 119,811,363 102,171,167 Total Current Liabilities 264,309,607 278,346,545 Non-Current Liabilities Lease Liabilities 2.6.6, 4.9 8,796,915 38,219,225 Provisions 2.6.10, 4.15 28,363,134 8,674,110 Deferred Tax Liability 2.6.13, 3.5, 4.17 6,549,655 6,506,420 Bonds 2.6.1, 4.18 244,020,955 291,647,407 Financial Liabilities from Collaborations 2.6.1, 4.19 108,868,561 217,825,779 Financial Liabilities from Future Payments to Royalty Pharma 2.6.1, 4.20 1,316,353,147 1,398,303,228 Total Non-Current Liabilities 1,712,952,367 1,961,176,169 Total Liabilities 1,977,261,974 2,239,522,714 Stockholders’ Equity Common Stock 2.6.14, 4.21.1 37,655,137 34,231,943 Treasury Stock (53,685 and 65,980 shares for 2023 and 2022, respectively), at Cost 2.6.14, 4.21.4 (1,995,880) (2,450,303) Additional Paid-in Capital 2.6.14, 4.21.5 938,088,474 833,708,724 Other Comprehensive Income Reserve 2.6.14, 4.21.6 88,435,451 115,326,601 Accumulated Deficit 2.6.14, 4.21.7 (1,013,133,943) (823,407,416) Total Stockholders’ Equity 49,049,239 157,409,549 TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY 2,026,311,213 2,396,932,263 The Notes are an integral part of these consolidated financial statements. The Company Group Management Report Financial Statements Additional Information 102 ›› Consolidated Balance Sheet (IFRS)

The Company | Group Management Report | **Financial Statements** | Additional Information

›› Consolidated Statement of Changes in Stockholders' Equity (IFRS)

103

# Consolidated Statement of Changes in Stockholders' Equity (IFRS)

| | Note | Common Stock | | Treasury Stock | | Additional Paid-in Capital | Other Comprehensive Income Reserve | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|
| | | Shares | € | Shares | € | € | € | € | € |
| **Balance as of January 1, 2021** | | **32,890,046** | **32,890,046** | **131,414** | **(4,868,744)** | **748,978,506** | **2,211,419** | **(157,889,210)** | **621,322,017** |
| Capital Increase, Net of Issuance Cost | | 1,337,552 | 1,337,552 | 0 | 0 | 83,301,053 | 0 | 0 | 84,638,605 |
| Expenses through Share-based Payment Transactions and Issue of Convertible Instruments | 5.1 | 0 | 0 | 0 | 0 | 2,587,931 | 0 | 0 | 2,587,931 |
| Adjustment Balance Carryforward | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Exercise of Stock Options Issued | | 4,345 | 4,345 | 0 | 0 | 236,889 | 0 | 0 | 241,234 |
| Transfer of Treasury Stock for Long-Term Incentive Programs | | 0 | 0 | (48,260) | 1,783,690 | (1,783,690) | 0 | 0 | 0 |
| **Reserves:** | | | | | | | | | |
| Change in Fair Value of Shares through Other Comprehensive Income | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Foreign Currency Translation Differences from Consolidation | | 0 | 0 | 0 | 0 | 0 | 50,546,172 | 0 | 50,546,172 |
| Consolidated Net Loss | | 0 | 0 | 0 | 0 | 0 | 0 | (514,460,016) | (514,460,016) |
| **Total Comprehensive Income** | | **0** | **0** | **0** | **0** | **0** | **50,546,172** | **(514,460,016)** | **(463,913,844)** |
| **Balance as of December 31, 2021** | | **34,231,943** | **34,231,943** | **83,154** | **(3,085,054)** | **833,320,689** | **52,757,591** | **(672,349,226)** | **244,875,943** |
| **Balance as of January 1, 2022** | | **34,231,943** | **34,231,943** | **83,154** | **(3,085,054)** | **833,320,689** | **52,757,591** | **(672,349,226)** | **244,875,943** |
| Capital Increase, Net of Issuance Cost | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Expenses through Share-based Payment Transactions and Issue of Convertible Instruments | 5.1 | 0 | 0 | 0 | 0 | 1,022,786 | 0 | 0 | 1,022,786 |
| Adjustment Balance Carryforward | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Exercise of Stock Options Issued | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Transfer of Treasury Stock for Long-Term Incentive Programs | 5.1 | 0 | 0 | (17,174) | 634,751 | (634,751) | 0 | 0 | 0 |
| **Reserves:** | | | | | | | | | |
| Change in Fair Value of Shares through Other Comprehensive Income | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Foreign Currency Translation Differences from Consolidation | | 0 | 0 | 0 | 0 | 0 | 62,569,010 | 0 | 62,569,010 |
| Consolidated Net Loss | | 0 | 0 | 0 | 0 | 0 | 0 | (151,058,190) | (151,058,190) |
| **Total Comprehensive Income** | | **0** | **0** | **0** | **0** | **0** | **62,569,010** | **(151,058,190)** | **(88,489,180)** |
| **Balance as of December 31, 2022** | | **34,231,943** | **34,231,943** | **65,980** | **(2,450,303)** | **833,708,724** | **115,326,601** | **(823,407,416)** | **157,409,549** |
| **Balance as of January 1, 2023** | | **34,231,943** | **34,231,943** | **65,980** | **(2,450,303)** | **833,708,724** | **115,326,601** | **(823,407,416)** | **157,409,549** |
| Capital Increase, Net of Issuance Cost | 2.6.14, 4.21.1, 4.21.5 | 3,423,194 | 3,423,194 | 0 | 0 | 92,622,059 | 0 | 0 | 96,045,253 |
| Expenses through Share-based Payment Transactions and Issue of Convertible Instruments | 5.1 | 0 | 0 | 0 | 0 | 5,940,339 | 0 | 0 | 5,940,339 |
| Adjustment Balance Carryforward | | 0 | 0 | 0 | 0 | 0 | 0 | 7,672 | 7,672 |
| Exercise of Stock Options Issued | 2.6.14, 5.1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Transfer of Treasury Stock for Long-Term Incentive Programs | 2.6.14, 5.1 | 0 | 0 | (12,295) | 454,423 | (454,423) | 0 | 0 | 0 |
| Gain on the Disposal of an Investment | 4.21.5 | 0 | 0 | 0 | 0 | 6,271,775 | 0 | 0 | 6,271,775 |
| **Reserves:** | | | | | | | | | |
| Change in Fair Value of Shares through Other Comprehensive Income | | 0 | 0 | 0 | 0 | 0 | 359,458 | 0 | 359,458 |
| Foreign Currency Translation Differences from Consolidation | 4.21.6 | 0 | 0 | 0 | 0 | 0 | (27,250,608) | 0 | (27,250,608) |
| Consolidated Net Loss | 4.21.7 | 0 | 0 | 0 | 0 | 0 | 0 | (189,734,199) | (189,734,199) |
| **Total Comprehensive Income** | | **0** | **0** | **0** | **0** | **0** | **(26,891,150)** | **(189,734,199)** | **(216,625,349)** |
| **Balance as of December 31, 2023** | | **37,655,137** | **37,655,137** | **53,685** | **(1,995,880)** | **938,088,474** | **88,435,451** | **(1,013,133,943)** | **49,049,239** |

The Notes are an integral part of these consolidated financial statements.

The Company Group Management Report **Financial Statements** Additional Information 104
›› Consolidated Statement of Cash Flows (IFRS)

# Consolidated Statement of Cash Flows (IFRS)

| in € | Note | 2023 | 2022 | 2021 |
|---|---|---|---|---|
| **Operating Activities:** | | | | |
| Consolidated Net Profit / (Loss) | | (189,734,199) | (151,058,190) | (514,460,016) |
| **Adjustments to Reconcile Consolidated Net Profit / (Loss) to Net Cash Provided by / (Used in) Operating Activities:** | | | | |
| Impairments of Assets | 4.7, 4.8, 4.10, 4.11 | 22,276,282 | 7,805,764 | 235,916,060 |
| Depreciation and Amortization of Tangible and Intangible Assets and of Right-of-Use Assets | 4.8, 4.9, 4.10 | 10,535,352 | 10,535,414 | 10,090,958 |
| Net (Gain) / Loss of Other Financial Assets | 4.2 | (24,502,933) | (3,205,253) | (3,376,711) |
| (Income) from Reversals of Impairments / Impairments on Financial Assets | 4.1, 4.2, 6.4.1 | (468,180) | 12,000 | (316,000) |
| Net (Gain) / Loss on Derivative Financial Instruments | | 50,028 | (212,445) | 3,495,651 |
| Non Cash Effective Net Change in Financial Assets / Liabilities from Collaborations | 4.19 | (106,731,155) | (301,066,774) | (16,007,722) |
| Non Cash Effective Net Change in Financial Liabilities from Future Payments to Royalty Pharma | 4.20 | (45,666,089) | (46,764,425) | 42,766,283 |
| Gain on Repurchase and interest expense from Convertible Bond | 4.18 | (5,340,499) | 12,502,457 | 12,055,784 |
| Share-based Payment | 3.3.4, 5.1 | 27,370,992 | 3,638,977 | 2,585,426 |
| Non Cash Income from Capitalization of Investment in Associates | 4.12 | 0 | (19,874,779) | 0 |
| Cash Income from Sales of Shares of Investment in Associates | | (4,238,556) | 0 | 0 |
| Share of Loss of Associates accounted for using the Equity Method | 4.12 | 8,174,607 | 4,305,026 | 0 |
| Change in Fair Value Anti-Dilution Asset | 4.5 | 4,253,268 | 0 | 0 |
| Other Cash and Non-Cash Expenses (+) / Income (-) | | 3,798,704 | 0 | 0 |
| Income Tax (Benefit) / Expenses | 3.5 | (1,188,537) | 168,578,523 | (76,590,860) |
| **Changes in Operating Assets and Liabilities:** | | | | |
| Accounts Receivable | 4.3 | 56,874,720 | (18,165,270) | 10,532,824 |
| Income Tax Receivables, Other Receivables, Inventories and Prepaid Expenses and Other Assets | 4.4, 4.5, 4.6, 4.7 | (24,828,127) | (11,924,577) | (30,348,390) |
| Accounts Payable and Accruals, Lease Liabilities, Tax Liabilities and Provisions | 4.9, 4.14, 4.15 | (44,276,990) | (21,092,954) | (90,815,610) |
| Contract Liability | 4.16 | 19,443,663 | (252,594) | (2,363,139) |
| **Income Taxes Paid (-) / Received (+)** | | **(1,639,294)** | **(466,161)** | **(64,609,622)** |
| **Net Cash Provided by / (Used in) Operating Activities** | | **(295,836,943)** | **(366,705,261)** | **(481,445,084)** |
| | | | | |
| **Investing Activities:** | | | | |
| Cash Payments to Acquire Other Financial Assets | | (3,151,166,904) | (1,884,857,008) | (2,188,341,595) |
| Cash Receipts from Sales of Other Financial Assets | | 3,142,300,000 | 2,240,651,170 | 2,591,975,683 |
| Cash Payments for Derivative Financial Instruments | | (50,028) | 0 | (3,495,651) |
| Cash Receipts from Derivative Financial Instruments | | 0 | 212,445 | 0 |
| Acquisitions, Net of Cash Acquired | | 0 | 0 | (1,206,609,948) |
| Cash Payments to Acquire Property, Plant and Equipment | 4.8 | (349,467) | (1,932,486) | (3,810,210) |
| Cash Payments to Acquire Intangible Assets | 4.10 | (2,523,224) | (13,296,176) | (22,345,955) |
| Cash Receipts from Sales of Shares at Fair Value through Other Comprehensive Income | | 4,360,421 | 0 | 0 |
| Cash Receipts from Sales of Shares of Investment in Associates | | 4,578,999 | 0 | 0 |
| Interest Received | | 18,224,464 | 4,225,330 | 1,617,544 |
| **Net Cash Provided by / (Used in) Investing Activities** | | **15,374,261** | **345,003,275** | **(831,010,132)** |
| | | | | |
| **Financing Activities:** | | | | |
| Cash Proceeds from Issuing Shares | 4.21.1, 4.21.5 | 102,695,820 | 0 | 84,730,022 |
| Cash Payments for Costs from Issuing Shares | 4.21.5 | (6,650,567) | 0 | (91,417) |
| Cash Proceeds in Connection with Exercised Stock (2021) and Convertible Bonds (2020) | 4.21.1, 4.21.5 | 0 | 0 | 241,234 |
| Cash Payments for Repurchases of own Convertible Bonds | 4.18 | (40,256,000) | 0 | 0 |
| Payment for transaction costs for repurchases of own convertible bonds | 4.18 | (548,856) | 0 | 0 |
| Cash Receipts (+) / Cash Payments (-) from Financing from Collaborations | 4.19 | (2,382,119) | 23,774,611 | 40,004,094 |
| Cash Receipts from Contracts with Royalty Pharma | 4.20 | 0 | 295,420,975 | 1,206,706,749 |
| Cash Payments for Costs in Connection with Contracts with Royalty Pharma | 4.20 | 0 | 0 | (796,003) |
| Cash Payments for Principal Elements of Lease Payments | 4.9 | (8,023,378) | (3,412,760) | (3,126,348) |
| Interest Paid | | (1,836,396) | (4,365,151) | (4,744,851) |
| **Net Cash Provided by / (Used in) Financing Activities** | | **42,998,504** | **311,417,675** | **1,322,923,480** |
| | | | | |
| Effect of Exchange Rate Differences on Cash | | (6,387,075) | (10,613,041) | 2,985,312 |
| Increase / (Decrease) in Cash and Cash Equivalents | | (243,851,253) | 279,102,648 | 13,453,576 |
| **Cash and Cash Equivalents at the Beginning of the Period** | | **402,350,904** | **123,248,256** | **109,794,680** |
| **Cash and Cash Equivalents at the End of the Period** | | **158,499,651** | **402,350,904** | **123,248,256** |

The Notes are an integral part of these consolidated financial statements.

Notes 1 General Information Business Activities and the Company MorphoSys AG ("the Company" or "MorphoSys") is a biopharmaceutical company dedicated to development and commercialization of therapeutics for patients suffering from various cancers. The Company has a proprietary portfolio of compounds and a pipeline of compounds developed with partners from the pharmaceutical and biotechnology industry. MorphoSys was founded as a German limited liability company in July 1992. In June 1998, MorphoSys became a German stock corporation. In March 1999, the Company completed its initial public offering on Germany’s "Neuer Markt": the segment of the Deutsche Börse designated, at that time, for high-growth companies. On January 15, 2003, MorphoSys AG was admitted to the Prime Standard segment of the Frankfurt Stock Exchange. On April 18, 2018, MorphoSys completed an IPO on the Nasdaq Global Market through the issue of American Depositary Shares (ADS). Each ADS represents 1/4 of a MorphoSys ordinary share. MorphoSys AG’s registered office is located in Planegg (district of Munich), and the registered business address is Semmelweisstrasse 7, 82152 Planegg, Germany. The MorphoSys AG consolidated and separate financial statements can be viewed at this address. The Company is registered in the Commercial Register B of the District Court of Munich under the number HRB 121023. 2 Summary of Material Accounting Policies 2.1 Basis of Application and Changes in Accounting Standards 2.1.1 Basis of Application These consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”), taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (IFRS IC). All standards and interpretations were applied that were in force as of December 31, 2023, and adopted by the European Union (EU). As of December 31, 2023, there were no standards or interpretations that affected the consolidated financial statements for the years ended December 31, 2023, 2022, and 2021 that were in effect, but not yet endorsed into European law. As a result, the consolidated financial statements comply with both the IFRSs published by the International Accounting Standards Board (IASB) and those adopted by the EU. These consolidated financial statements also take into account the supplementary provisions under commercial law, which must be applied in accordance with Section 315e (1) of the German Commercial Code (Handelsgesetzbuch – HGB). In accordance with the regulations of the United States Securities and Exchange Commission, the statement of profit or loss is presented for a comparative period of three years. This extends beyond the comparative period of two years in accordance with the requirements of IFRS as adopted by the EU. The consolidated financial statements as of the reporting dates of December 31, 2023 and 2022, as well as the periods from January 1 through December 31 for the years 2023, 2022, and 2021, comprise MorphoSys AG and its subsidiaries (collectively, the “MorphoSys Group” or the “Group”). MorphoSys AG prepares the consolidated financial statements for the largest and the smallest consolidated group. All figures in this report were rounded to the nearest euro, thousand euros or million euros. Due to the war in Ukraine, clinical trials in Ukraine and Russia were stopped and moved to other countries. Neither this nor the conflict in the Middle East had a significant negative impact on the business activities of MorphoSys AG. The same applies to the Company's net assets, financial position and results of operations. Indirect effects such as rising energy prices, inflation and fluctuating exchange rates also have no material impact on business activities in the past fiscal year. According to the Corporate Sustainability Reporting Directive Implementation Act (CSR-RUG) on the disclosure of non-financial information, companies must, in addition to reporting on material aspects, also disclose related risks that are linked to their own business activities, business relationships, products and services, and that are very likely to have or will have serious negative effects on the material aspects. The Group has not identified any such risks in the financial year under review on a net basis. Unless stated otherwise, the accounting policies set out below, were applied consistently to all periods presented in these consolidated financial statements. The Company Group Management Report Financial Statements Additional Information 105 ›› Notes

The Company | Group Management Report | Financial Statements | Additional Information
» Notes
106

## 2.1.2 Changes in Accounting Policies and Disclosures

The accounting standards applied generally correspond to the policies used in the prior year.

### New or Revised Standards and Interpretations Adopted for the first Time in the Financial Year

| Standard / Interpretation | | Mandatory Application for financial years starting on | Adopted by the European Union | Impact on MorphoSys |
|---|---|---|---|---|
| IFRS 17 and IFRS 17 (A) | Insurance Contracts and Amendments to IFRS 17 | 1/1/2023 | yes | none |
| IFRS 17 (A) | Initial Application of IFRS 17 and IFRS 9 — Comparative Information | 1/1/2023 | yes | none |
| IAS 1 (A) | Disclosure of Accounting Policies and IFRS Practice Statement 2 | 1/1/2023 | yes | yes |
| IAS 8 (A) | Definition of Accounting Estimates | 1/1/2023 | yes | yes |
| IAS 12 (A) | Deferred Tax related to Assets and Liabilities arising from a Single Transaction | 1/1/2023 | yes | yes |
| IAS 12 (A) | International Tax Reform – Pillar Two Model Rules | 1/1/2023 | yes | none |
| | | | | |
| (A) Amendments | | | | |

Standards with the remark "none" do not have an impact on the consolidated financial statements. The impact on the consolidated financial statements of the amendments to IAS 1, IAS 8 and IAS 12 are not considered material and, therefore, not explained separately.

### New or Revised Standards and Interpretations not yet Mandatorily Applicable

The following new or revised standards that were not yet mandatory in the reporting period and have not yet been adopted by the European Union, have not been applied prematurely. The effects on the consolidated financial statements of standards marked with "yes" are considered probable and are currently being examined by the Group. Only significant effects are described in more detail. Standards with the comment "none" are not expected to have a material impact on the consolidated financial statements.

| Standard / Interpretation | | Mandatory Application for financial years starting on | Adopted by the European Union | Possible Impact on MorphoSys |
|---|---|---|---|---|
| IAS 1 (A) | Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants | 1/1/2024 | yes | yes |
| IAS 7 (A) and IFRS 7 (A) | Supplier Finance Arrangements | 1/1/2024 | no | none |
| IFRS 16 (A) | Lease Liability in a Sale and Leaseback | 1/1/2024 | yes | none |
| IAS 21 (A) | The Effects of Changes in Foreign Exchange Rates - Lack of Exchangeability | 1/1/2025 | no | none |
| | | | | |
| (A) Amendments | | | | |

The Company | Group Management Report | Financial Statements » Notes | Additional Information | 107

## 2.2 Consolidation Principles

### 2.2.1 Consolidated Companies and Scope of Consolidation

MorphoSys AG, as the ultimate parent company, is located in Planegg, near Munich. MorphoSys AG has one wholly owned subsidiary, MorphoSys US Inc. (Boston, Massachusetts, USA). MorphoSys US Inc. in turn has a wholly owned subsidiary - Constellation Pharmaceuticals, Inc. (Boston, Massachusetts, USA). Constellation Pharmaceuticals, Inc. also has a wholly owned subsidiary, Constellation Securities Corp. (Boston, Massachusetts, USA). Constellation Pharmaceuticals, Inc. and Constellation Securities Corp. are collectively referred to as "Constellation," and all entities constitute the "MorphoSys Group" or "Group."

The consolidated financial statements as of December 31, 2023, were prepared by the Management Board on March 12, 2024, by resolution of the Management Board, authorized for issue, and forwarded to the Supervisory Board for review and approval. The members of the Group's Management Board are Jean-Paul Kress, M.D., as Chief Executive Officer (Chair of the Management Board) and Lucinda Crabtree, Ph.D., as Chief Financial Officer. On March 14, 2023, MorphoSys announced that Lucinda Crabtree, Ph.D., will join as Chief Financial Officer. She started on August 8, 2023. On March 17, 2023, Sung Lee left the company and resigned as a member of the Management Board. With effect as of March 1, 2023, Charlotte Lohmann has been appointed as a member of the Management Board until August 31, 2023.

### 2.2.2 Consolidation Methods

Subsidiaries

The following Group subsidiaries are included in the scope of consolidation, as shown in the table below.

| Company | Purchase of Shares / Establishment | Included in Basis of Consolidation since |
|---|---|---|
| Constellation Pharmaceuticals, Inc., Boston, Massachusetts, USA | July 2021 | 15/7/2021 |
| Constellation Securities Corp., Boston, Massachusetts, USA | July 2021 | 15/7/2021 |
| MorphoSys US Inc., Boston, Massachusetts, USA | July 2018 | 2/7/2018 |

These subsidiaries are fully consolidated as they are direct or indirect wholly owned subsidiaries. MorphoSys controls the subsidiaries due to its full power over the investees. Additionally, MorphoSys is subject to risk exposure and has rights to variable returns from its involvement with the investees. MorphoSys also has unlimited capacity to exert power over the investees to influence its returns.

The Group does not have any entities consolidated as joint ventures using the equity method.

The assets and liabilities of the fully consolidated international entities are recognized using Group-wide uniform accounting and valuation methods. The consolidation methods applied have not changed from the previous year.

Upon consolidation, the carrying amounts of the parent company's investments in each subsidiary are offset against the parent's share in the equity of each subsidiary. Inter-company assets and liabilities, income and expenses, and profits or losses arising from transactions between Group companies are eliminated in full.

Associates

Associates are all entities over which the Group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group's share of post-acquisition profits or losses of the investee in profit or loss, and the Group's share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.

Where the Groups' share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other long-term interest that is attributable to the net investment in the investee in substance, the Group does not recognize further losses, unless it has incurred legal and constructive obligations or made payments on behalf of the investee.

Unrealized gains on transactions between the group and its associates are eliminated to the extent of the Group's interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the impairment method described in Note 2.6.9 "Impairment of Non-Financial Assets" in the consolidated financial statements as of December 31, 2023. The net investment in an associate is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of events that occurred after the initial recognition of the net investment and that loss events have an impact on the estimated future cash flows from the net investment that can be reliably estimated. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is an objective evidence of impairment. 2.3 Principles of Foreign Currency Translation The Group’s consolidated financial statements are presented in euros, which is also the parent company’s functional currency. For each entity, the Group determines the functional currency. The items included in the financial statements of each entity are measured using that functional currency. Transactions and Balances Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in other income or expenses. For monetary items relating to investing and financing activities, differences are recognized in finance income or finance expenses. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Group Companies On consolidation, the assets and liabilities of foreign operations are translated into euros at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at average exchange rates. The exchange differences arising on translation for consolidation are recognized in “Other Comprehensive Income Reserve” (equity). 2.4 Key Estimates and Assumptions In preparing the consolidated financial statements, it is necessary to make estimates and assumptions that affect the carrying amounts of assets, liabilities and contingent liabilities at the balance sheet date and the amounts of income and expense recognized in the period under report. The actual results may differ from these estimates. The estimates and underlying assumptions are subject to continuous review and are based on historical experience and other factors, including the expectation of future events that are believed to be realistic under the prevailing circumstances. Any changes in estimates are recognized in the period in which the changes are made and in all relevant future periods. The resulting accounting-related estimates will, by definition, seldom correspond to the actual results. The estimates and assumptions that carry a significant risk of causing material adjustments to the carrying amounts of assets and liabilities in the next financial year are addressed below. Revenues Revenues from product sales, royalties, license fees, milestones are subject to assumptions regarding variable consideration components, probabilities of occurrence and individual selling prices within the scope of the accounting and measurement principles explained in Note 2.5.1. Accruals in connection with revenues from product sales are also affected by estimates and assumptions. Impairment of Financial Assets Impairment losses on financial assets in the form of debt instruments and accounts receivable are based on assumptions about credit risk. The Group exercises discretion in making these assumptions and in selecting the inputs to calculate the impairment based on past experience, current market conditions and forward-looking estimates at the end of each reporting period. Financial Liabilities from Collaborations For details on estimates and assumptions in connection with financial liabilities from collaborations refer to Note 4.19. Leases In determining the lease term, all facts and circumstances are considered that create an economic incentive to exercise an extension option. Extension options are only included in the lease term if the lease is reasonably certain to be extended. Licenses for Marketed Products The acquired licenses are amortized over their estimated useful life. An impairment loss is recognized when events or changes in circumstances indicate that the licenses are impaired. Intangible assets not yet available for use and Goodwill The Group performs an annual review to determine whether in-process R&D programs (intangible assets not yet available for use) or goodwill are subject to impairment in accordance with the accounting policies discussed in Note 2.6.9. The recoverable amounts from in-process R&D programs and cash-generating units have been determined using value-in-use calculations and are subjected to a sensitivity analysis. These calculations require the use of estimates (see Notes 4.10 and 4.11). Accruals The Group has entered into various research and development contracts with research institutions and other companies. These agreements are generally cancellable, and related costs are recorded as research and development expenses as incurred. The Group recognizes accruals for estimated ongoing research costs that have been incurred. When evaluating the appropriateness of the accrued expenses, the Group analyzes the progress of the studies, including the phase and completion of events, invoices received and contractually agreed costs. Significant judgments and estimates are made in determining the deferred balances at the end of any reporting period. Actual results may differ from the Group’s The Company Group Management Report Financial Statements Additional Information 108 ›› Notes

estimates. The Group’s historical accrual estimates have not been materially different from the actual costs. Financial Liabilities from Future Payments to Royalty Pharma For details on estimates and assumptions in connection with the financial liabilities from future payment to Royalty Pharma refer to Note 4.20. Income Taxes Income taxes comprise taxes levied in the individual countries on taxable profit and changes in deferred taxes. The income taxes reported are recognized on the basis of the statutory regulations in force or enacted as of the reporting date in the amount in which they are expected to be paid or refunded. Deferred taxes are recognized for tax- deductible or temporary taxable differences between the carrying amounts of assets and liabilities in the IFRS balance sheet and the tax base, as well as for tax effects arising from consolidation measures and tax reduction claims arising from loss carryforwards that are likely to be realized in subsequent years. Goodwill is excluded. The assessment of the recoverability of deferred tax assets considers the currently achieved total results of a legal entity as well as the expected future taxable results, derived from the corporate planning. The recognition of deferred tax assets on tax loss carryforwards requires management to make estimates and judgments about the amount of future taxable profit available against which the tax loss carryforwards can be utilized. Deferred tax assets on loss carryforwards are only recognized to the extent that sufficient taxable income is expected in the future. Uncertain tax positions are analyzed on an ongoing basis and, if taxes are sufficiently probable, risk provisions are recognized in an appropriate amount in each case. Uncertainties arise, among other things, from matters that are being discussed in ongoing tax audits but have not yet resulted in final findings or are under discussion due to disputed legal situations or new case law. As the estimates can change over time, for example, as a result of findings in the course of the tax audit or current case law, there will also be a corresponding effect on the amount of the required assessment of the risk provision. The amount of the expected tax liability or tax receivable reflects the amount representing the best estimate or the expected value, taking into account any existing tax uncertainties. For the assessment of the impairment of deferred tax assets, the planning assumptions are influenced by key estimates and these include the profit forecasts of the respective legal entities and the assessment of convincing evidence in the context of IAS 12.35 to overcome a history of losses. 2.5 Accounting Policies applied to Line Items of the Statement of Profit or Loss 2.5.1 Revenues and Revenues Recognition Recognizing revenue from contracts with customers requires the following five-stage approach: • Identification of the contract • Identification of performance obligations • Determination of the transaction price • Allocation of the transaction price • Revenue recognition The Group’s revenues typically include revenue from product sales, royalties, license fees, milestone payments and service fees. Revenues from Product Sales Revenues from the sale of MorphoSys products are recognized at the transaction price at the time the customer obtains control of the product. This is defined as the point at which the customer receives the product. As a result, revenues are recognized based on a specific point in time. The transaction price represents the consideration expected by MorphoSys in exchange for the product and takes into account variable components. The variable consideration is only included in the transaction price if it is highly probable that there will not be a subsequent material adjustment to the transaction price. The most common elements of variable consideration related to product sales at MorphoSys are listed below and are determined according to the expected value approach. • Rebates and discounts agreed with government agencies, buying groups, specialty distributors and specialty pharmacies are accrued and deducted from revenues at the time the related revenues are recognized. They are calculated based on actual discounts and rebates granted, specific regulatory requirements, specific terms in individual agreements, product pricing and/or the anticipated sales channel mix. Because the Company recognizes revenue upon transfer of control of the product to specialty distributors and specialty pharmacies, and not upon transfer to the end-user (patient), for certain rebates the Company is required to estimate the mix of product sales between its sales channels in determining the amount of rebate that will ultimately be paid. • Discounts offered to customers are intended to encourage prompt payment and are deferred and recognized as revenue deductions at the time the related revenues are recognized. • Accruals for product returns are recognized as revenue deductions at the time the corresponding revenues are recognized. Variable consideration is deducted from trade receivables, in case these are directly paid to the direct customer. In case payments are to be made to another party, these are presented as accruals. Accruals for revenue deductions are adjusted to the actual amounts when rebates and discounts and cash discounts are realized. The accruals represent estimates of the related obligations, meaning that management’s judgment is required in estimating the impact of these revenue deductions. The Company Group Management Report Financial Statements Additional Information 109 ›› Notes

Royalties Revenue recognition for royalties (income based on a percentage of sales of a marketed product) is based on the same revenue recognition principles that apply to sales- based milestones, as described below. License Fees and Milestone Payments The Group recognizes revenues from license fees for intellectual property (IP) both at a point in time and over a period of time. The Group must make an assessment as to whether such a license represents a right-to-use the IP (at a point in time) or a right to access the IP (over time). Revenue for a right-to-use license is recognized by the Group when the licensee can use and benefit from the IP after the license term begins, e.g., the Group has no further obligations in the context of the out-licensing of a drug candidate or technology. A license is considered a right to access the intellectual property when the Group undertakes activities during the license term that significantly affect the IP, the customer is directly exposed to any positive or negative effects of these activities, and these activities do not result in the transfer of a good or service to the customer. Revenues from the right to access the IP are recognized on a straight-line basis over the license term. Milestone payments for research and development are contingent upon the occurrence of a future event and represent variable consideration. The Group’s management estimates at the contract’s inception that the most likely amount for milestone payments is zero. The most likely amount method of estimation is considered the most predictive for the outcome since the outcome is binary; e.g. achieving a specific success in clinical development (or not). The Group includes milestone payments in the total transaction price only to the extent that it is highly probable that a significant reversal of accumulated revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Sales-based milestone payments included in contracts for IP licenses are considered by the Group to be sales-based license fees because they are solely determined by the sales of an approved drug. Accordingly, such milestones are recognized as revenue once the sales of such drugs occur or at a later point if the performance obligation has not been fulfilled. Service Fees Service fees for the assignment of personnel to research and development collaborations are recognized as revenues in the period the services were provided. If a Group company acts as an agent, revenues are recognized on a net basis. Agreements with multiple Performance Obligations A Group company may enter into agreements with multiple performance obligations that include both licenses and services. In such cases, an assessment must be made as to whether the license is distinct from the services (or other performance obligations) provided under the same agreement. The transaction price is allocated to separate performance obligations based on the relative stand-alone selling price of the performance obligations in the agreement. The Group company estimates stand-alone selling prices for goods and services not sold separately on the basis of comparable transactions with other customers. The residual approach is the method used to estimate a stand-alone selling price when the selling price for a good or service is highly variable or uncertain. Principal-Agent Relationships In agreements involving two or more independent parties who contribute to the provision of a specific good or service to a customer, the Group company assesses whether it has promised to provide the specific good or service itself (the company acting as a principal) or to arrange for this specific good or service to be provided by another party (the company acting as an agent). Depending on the result of this assessment, the Group company recognizes revenues on a gross (principal) or net (agent) basis. A Group company is an agent and recognizes revenue on a net basis if its obligation is to arrange for another party to provide goods or services, i.e., the Group company does not control the specified good or service before it is transferred to the customer. Indicators to assist a company in determining whether it does not control the good or service before it is provided to a customer and is, therefore, an agent, include, but are not limited to, the following criteria: • Another party is primarily responsible for fulfilling the contract. • The company does not have inventory risk. • The company does not have discretion in establishing the price. No single indicator is determinative or weighted more heavily than other indicators. However, some indicators may provide stronger evidence than others, depending on the individual facts and circumstances. A Group company’s control needs to be substantive; obtaining the legal title to a good or service only momentarily before it is transferred to the customer does not necessarily indicate that a Group company is a principal. Generally, an assessment as to whether a Group company is acting as a principal or an agent in a transaction requires a considerable degree of judgment. Based on the relevant facts and circumstances, the assessment of an agreement may lead to the conclusion that the counterparty is a cooperation partner or partner rather than a customer because the contract parties share equally in the risk of co-developing a drug and in the future profits from the marketing of the approved drug. 2.5.2 Cost of Sales The cost of sales includes the acquisition and production cost of inventories recognized as an expense, personnel expenses, inventory write-downs, reversals of inventory write-downs, impairments and scheduled depreciation and other expenses for intangible assets, costs for external services as well as other costs. Cost of sales are recognized as an expense as incurred. 2.5.3 Operating Expenses Operating expenses are allocated to the functional costs on the basis of cost centers or percentage allocation keys. The Company Group Management Report Financial Statements Additional Information 110 ›› Notes

Research and Development Expenses Research costs are expensed in the period in which they occur. Development costs are generally expensed as incurred. Development costs are recognized as an intangible asset when the criteria such as the probability of expected future economic benefits, as well as the reliability of cost measurement, are met. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. This line item contains personnel expenses, consumable supplies, impairment charges, impairment reversals, amortization and other costs related to intangible assets (additional information can be found in Note 4.10), costs for external services, infrastructure costs and depreciation as well as other costs. Selling Expenses The line item includes personnel costs, consumable supplies, amortization of intangible assets (software; additional information can be found in Note 4.10), costs for external services, infrastructure costs and depreciation as well as other costs. This item also includes all expenses for services provided by Incyte in connection with the joint US sales activities. General and Administrative Expenses The line item includes personnel costs, consumable supplies, amortization of intangible assets (software; additional information can be found in Note 4.10), costs for external services, infrastructure costs and depreciation as well as other costs. Expenses through Share-based Payment Transactions and Issue of Convertible Instruments The Group spreads the compensation expenses from the estimated fair values of share-based payments on the reporting date over the period in which the beneficiaries provide the services that triggered the granting of the share-based payments. Personnel expense is recognized in the respective functional area to which the beneficiary is allocated. Share-based compensation is considered when the Group acquires goods or services in exchange for shares or stock options (“settlement in equity instruments”) or other assets that represent the value of a specific number of shares or stock options (“cash settlement”). Additional information can be found in Note 5. 2.5.4 Income Tax Benefit / Expenses Current income taxes are calculated based on the respective local taxable income and local tax rules for the period. In addition, current income taxes presented for the period include adjustments for uncertain tax payments or tax refunds for periods not yet finally assessed, excluding interest expenses and penalties on the underpayment of taxes. In the event that amounts included in the tax returns are considered unlikely to be accepted by the tax authorities (uncertain tax positions), a provision for income taxes is recognized. Tax refund claims from uncertain tax positions are recognized when it is probable that they can be realized. Current taxes reflect the expected tax liability on the taxable income for the year, based on the enacted or substantially enacted tax rates, as well as adjustments to the tax liability for previous years. Deferred tax assets or liabilities are calculated for temporary differences between the tax bases and the financial statement carrying amounts, including differences from consolidation, unused tax loss carryforwards, and unused tax credits. Measurement is based on enacted or substantively enacted tax rates and tax rules. Deferred tax assets are offset against deferred tax liabilities when the taxes are levied by the same taxation authority, and the entity has a legally enforceable right to offset current tax assets against current tax liabilities according to their maturity. Assessments as to the recoverability of deferred tax assets require the use of judgment regarding assumptions related to estimated future taxable profits. This includes the amounts of taxable future profits, the periods in which those profits are expected to occur, and the availability of tax planning opportunities. The Group records a deferred tax asset only when it is probable that a corresponding amount of taxable profit will be available against which the deductible temporary differences relating to the same taxation authority and the same taxable entity can be utilized. The analysis and forecasting required in this process are performed for individual jurisdictions by qualified local tax and financial professionals. Given the potential significance surrounding the underlying estimates and assumptions, group-wide policies and procedures have been designed to ensure consistency and reliability around the recoverability assessment process. Forecast operating results are based upon approved business plans, which are themselves subject to a well-defined process of control. As a matter of policy, especially strong evidence supporting the recognition of deferred tax assets is required if an entity has suffered a loss in either the current or the preceding period. Changes in deferred tax assets and liabilities are generally recognized through profit and loss in the consolidated statement of profit or loss, except for changes recognized directly in equity, and changes recognized in connection with a business combination, where the purchase price allocation results in deferred tax assets and liabilities being recognized as an offset against goodwill. Deferred tax assets are recognized only to the extent that it is likely that there will be future taxable income to offset. Deferred tax assets are reduced by the amount that the related tax benefit is no longer expected to be realized. 2.5.5 Earnings per Share The Group reports basic and diluted earnings per share. Basic earnings per share are computed by dividing the net profit or loss attributable to parent company shareholders by the weighted-average number of ordinary shares outstanding for the reporting period. Diluted earnings per share are calculated in the same manner with the exception that the net profit or loss attributable to parent company shareholders and the weighted-average number of ordinary shares outstanding are adjusted for any dilutive effects The Company Group Management Report Financial Statements Additional Information 111 ›› Notes

resulting from stock options and restricted stock units granted to the Management Board and employees and convertible bonds. The potentially dilutive shares are excluded from the calculation of the dilutive earnings per share, if the dilutive effect would result in a decline in the loss per share for the respective year. 2.6 Accounting Policies applied to Line Items of the Balance Sheet The balance sheet is presented on the basis of the current/ non-current distinction. Current assets and liabilities are those that are due within a period of one year. Regardless of their maturity, accounts receivable, accounts payable and inventories are also deemed to be current if they are due or sold within the normal course of a business cycle, which can be longer than one year. Deferred taxes are presented as non-current assets and liabilities. 2.6.1 Financial Instruments A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets and liabilities comprise non-derivative and derivative receivables and payables. The Group recognizes financial instruments at the point in time when it becomes the contractual party of the instrument. A normal market purchase or sale of financial assets is recognized on the trade date, i.e. the date on which the obligation to buy or sell the asset was entered into. On initial recognition, the Group measures financial assets and financial liabilities at fair value, with the exception of trade receivables without a significant financing component, which are measured at the transaction price specified in Note 2.5.1. When the financial asset is not subsequently measured at fair value in profit or loss, transaction costs directly attributable to the acquisition of that asset will be added to the fair value. Transaction costs of financial assets measured at fair value through profit or loss are recognized as expenses in profit or loss. Direct attributable transaction costs are deducted from the fair value if they are attributable to financial liabilities measured at amortized cost. Transaction costs are recognized directly in profit or loss if they are related to the issue of financial liabilities measured at fair value. Financial assets and liabilities are offset only when it is currently legally enforceable to offset the amounts and there is an intention to do so. The Group does not perform offsetting. Financial Assets Classification, Measurement and Disclosure The Group's financial assets include both debt instruments and equity instruments. A debt instrument is a contractual right to receive cash or another financial asset from another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. The classification of financial assets (debt instruments) for subsequent measurement depends on the Group’s business model for managing the financial assets and the asset’s cash flow characteristics. The business model reflects how the Group manages its financial assets to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. A financial asset can give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This SPPI test involves an assessment of whether the cash flows of the instrument consist solely of payments of interest and principal. Interest is typically consideration for the time value of money and credit risk. Payments of principal are payments on the principal amount outstanding. Assets that are held in order to collect the contractual cash flows and for which these cash flows represent interest and principal payments only are measured at amortized cost (AC). Interest income from these financial assets is recognized in finance income using the effective interest method. Negative interests are recognized in Finance Expense. Gains and losses upon derecognition are recognized directly in profit or loss and recorded in the finance result. Impairment losses are recognized as a separate line item in profit or loss. The Group's financial assets at amortized cost comprise the balance sheet item "Cash and Cash Equivalents", part of the balance sheet item "Other Financial Assets" (term deposits), the balance sheet item "Accounts Receivable" and part of the balance sheet item "Prepaid Expenses and Other Assets" (restricted cash for e.g. rental deposits). The Group considers all balances on bank accounts and cash in hand to be cash and cash equivalents. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment. Assets that are held to collect the contractual cash flows and to sell the financial assets and where the cash flows represent principal and interest payments only are measured at fair value through other comprehensive income (FVOCI). The Group does not hold any financial assets that are measured at fair value through other comprehensive income. Assets that do not meet the criteria of the categories “at amortized cost” or “at fair value through other comprehensive income” are allocated to the category “at fair value through profit or loss” (FVTPL). Gains and losses on debt instruments that are subsequently measured at fair value through profit or loss are recognized in other income/ expenses or the finance result in the period in which they occur. The Group's financial assets measured at fair value through profit or loss include part of the balance sheet item "Other Financial Assets" (money market funds) and the balance sheet item "Financial Assets from Collaborations". Derivatives with a positive fair value are recorded in the The Company Group Management Report Financial Statements Additional Information 112 ›› Notes

balance sheet item "Other Receivables" and derivatives with a negative fair value are recorded in the balance sheet item "Other Liabilities." MorphoSys does not apply hedge accounting. The Group reclassifies debt instruments only in case when there is a change in the business model for managing such assets. For investments in equity instruments that are not held for trading, classification depends on whether the Group has irrevocably elected, at the time of initial recognition when the instrument is acquired, to measure the equity instruments at fair value through other comprehensive income. If this option is not exercised, equity instruments are measured at fair value through profit or loss. The Group has exercised the option to measure all equity instruments held at fair value through other comprehensive income. As a result, after derecognition of such an instrument, no subsequent reclassification of these gains and losses to the consolidated income statement takes place. Dividends from such instruments continue to be recognized in profit or loss under other income when the Group's right to receive payment is established. Equity instruments include the equity investments made by the Group. As of December 31, 2023, MOR Group does not account for any equity instruments. Impairment and Reversal of Impairment Financial assets in the categories measured at amortized cost (AC) and at fair value through other comprehensive income (FVOCI) require the calculation of an impairment loss, which is recognized on the basis of expected credit losses. A distinction is made between a general and a simplified impairment model. Impairment losses on financial instruments are reported under impairment losses on financial assets. Reversals of impairment are recognized in income from reversals of impairment losses. Impairment losses on trade receivables are reported in other expenses. Amounts, which were written off previously, but are received in subsequent periods, are recognized in other income. Financial Instruments according to General Expected Credit Loss Model The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost. When a debt instrument is recognized for the first time, an impairment loss is recognized in the amount of the expected loss for twelve months. The impairment method applied depends on whether there has been a significant increase in credit risk. If at the reporting date, the credit risk of a financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to twelve-month expected credit losses (Level 1). Where the expected lifetime of an asset is less than twelve months, expected losses are measured at its expected lifetime. Expected credit losses are based on the contractual cash flows multiplied by the premium of a credit default swap according to the expected maturity of the contracting party (Level 1). In case the credit risk of a financial instrument has increased significantly since initial recognition, the Group measures impairment for that financial instrument at an amount equal to the lifetime expected credit losses. The Group currently classifies an increase in credit risk on debt instruments as significant when the premium on a counterparty credit default swap has increased by 100 basis points since the initial recognition of the instrument or if the amount is more than 30 days overdue (Level 2). If there is an objective indication of impairment, the interest received must also be adjusted so that the interest as of this date is accrued based on the net carrying amount (carrying amount less risk provisions) of the financial instrument (Level 3). Financial Instruments according to Simplified Expected Credit Loss Model In the case of accounts receivable, the Group applies the simplified approach, which requires expected lifetime losses to be recognized from the initial recognition of the receivables (Level 2). In the event of objective evidence of impairment of trade receivables, such assets are reported as credit-impaired and the expected loss is calculated as the difference between the gross carrying amount and the present value of the expected cash flows discounted at the original effective interest rate (Level 3). All accounts receivable were aggregated to measure the expected credit losses. All accounts receivable are currently due from customers in the pharmaceutical industry with similar credit risk profiles. The impairment is determined on the basis of the premium for an industry credit default swap. In the event that accounts receivable cannot be grouped together, they are measured individually. Objective indications of the impairment of financial instruments may result from an overdue period of more than 90 days, significant financial difficulties on the part of the issuer or debtor, a breach of contract such as a default or delay in interest or principal payments, an increased probability of insolvency or other reorganization proceedings, or the disappearance of an active market for a financial asset due to financial difficulties. Financial instruments are impaired if, based on a reasonable estimate, they are not expected to be realized and one of the objective indications occurs. An indicator that there is no reasonable expectation of recovery is, among other things, when internal or external information indicates that the Group will not receive the outstanding contractual amounts in full. This is generally assumed if financial instruments are more than two years overdue. The Company Group Management Report Financial Statements Additional Information 113 ›› Notes

Derecognition Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial Liabilities Classification, Measurement and Disclosure Contracts for liabilities are examined to determine whether they are only equity or only debt in nature or contain components of both. If the economic substance of the contractual agreement contains both components, they are recognized separately as equity instruments and as financial liabilities. Financial liabilities are classified in the following categories: • Financial liabilities at fair value through profit or loss • Financial liabilities at amortized cost Subsequent measurement at fair value through profit or loss (FVTPL) can be irrevocably designated upon initial recognition or is performed for derivatives with a negative fair value. Gains or losses arising from changes in fair value are recognized in profit or loss in finance income/expenses. The Group does not make a designation for measurement at fair value. Financial liabilities measured at amortized cost (FLAC) are measured using the effective interest method. Gains and losses are recognized in the income statement in other income/expenses or in finance income/expenses using the effective interest method. For financial liabilities measured at amortized cost, an assessment is made at initial recognition as to whether separable embedded derivatives have been agreed in the contract. Embedded derivatives must be separated and recognized separately at fair value through profit or loss unless their terms are closely related to the host contract. The Group's financial liabilities measured at amortized cost include trade payables (part of the balance sheet item "Accounts Payable and Accruals"), the balance sheet items "Financial Liabilities from Collaborations" and the balance sheet items "Financial Liabilities from Future Payments to Royalty Pharma". For contracts with equity and liability components, the fair value of the liability component is determined at the time of initial recognition using the market interest rate applicable to comparable instruments. This amount is recognized as a financial liability measured at amortized cost until the contract is settled or becomes due. The component classified as equity is determined by the difference between the total value of the contract and the fair value of the liability component. The resulting amount, net of income tax effects, is recognized as part of equity in additional paid-in capital and is not adjusted in subsequent periods. Transaction costs associated with the instrument are allocated between the two components based on the allocation of proceeds. Transaction costs attributable to the debt component are deducted from the carrying amount of the debt component and are amortized over the life of the contract using the effective interest method. Such a contract includes the convertible bond in the balance sheet item "Bonds". The exercise of the conversion option does not give rise to a gain or loss, but rather to a derecognition of the liability and a recognition of equity. All amounts on financial liabilities at amortized cost that are payable within the next twelve months, are reported as a current liability. For bonds the undiscounted cash flows within the next twelve are considered as current. For the financial liabilities from collaborations and the financial liabilities from future payments to Royalty Pharma the planned payments in the next twelve months are discounted to determine the current liability. Derecognition A financial liability is derecognized when the underlying obligation is discharged, cancelled or expires. 2.6.2 Income Tax Receivables Income tax receivables mainly include receivables from the tax authorities in connection with tax receivables from tax allowances and withheld capital gains tax, which were recognized at nominal value. 2.6.3 Inventories Inventories are measured at the lower value of production or acquisition cost and net realizable value under the first- in, first-out method. Acquisition costs comprise all purchase costs, including those incurred in bringing the inventories into operating condition, and take purchase price reductions into account, such as bonuses and discounts. Manufacturing costs comprise all directly attributable costs as well as reasonably allocated overhead. Net realizable value is the estimated selling price less the estimated expenses necessary for completion and sale. Inventories are divided into the categories of raw materials and supplies, as well as unfinished and finished goods. Material used in clinical trials (investigational medicinal product or IMP) is not capitalized since recognition criteria for inventory are not met. IMP is therefore expensed when incurred and recognized in the income statement under research and development expenses. 2.6.4 Prepaid Expenses and Other Assets Prepaid expenses include expenses resulting from an outflow of liquid assets prior to the reporting date that are only recognized as expenses in the subsequent financial year. Such expenses usually involve maintenance contracts, sublicenses and upfront payments for external laboratory services not yet performed. Measurement is at nominal value or acquisition cost less impairments. 2.6.5 Property, Plant and Equipment Property, plant and equipment are recorded at historical cost less accumulated depreciation (see Note 4.8) and any impairment losses (see Note 2.6.9). Historical cost includes expenditures directly related to the purchase at the time of the acquisition. Replacement purchases, building alterations and improvements are capitalized, whereas repair and The Company Group Management Report Financial Statements Additional Information 114 ›› Notes

maintenance expenses are recognized as expenses as they are incurred. Property, plant and equipment are depreciated on a straight-line basis over its estimated useful life (see table below). Leasehold improvements are depreciated on a straight-line basis over the shorter of either the asset’s estimated useful life or the remaining term of the lease. Asset Class Useful Life Depreciation Rates Office Equipment 8 to 13 years 13% - 8% Laboratory Equipment 4 to 8 years 25% - 13% Low-value Office and Laboratory Equipment Immediately 100 % Computer Hardware 3 to 5 years 33% - 20% Permanent Improvements to Property/Buildings 10 years 10 % The residual values and useful lives of assets are reviewed at the end of each reporting period and adjusted when necessary. Borrowing costs that can be directly attributed to the acquisition, construction or production of a qualifying asset are not included in the acquisition or production costs. 2.6.6 Leases For lessees, a uniform approach is applied to the recognition of leases, according to which assets for the right-of-use assets of the leased assets and liabilities for the payment obligations entered into are required to be recognized in the balance sheet for all leases. At the time a leased asset becomes available for the Group’s use, a right-of-use asset and corresponding lease liability are recognized in the balance sheet. Lease accounting is applied at the lowest component and the Group analyzes whether the lease contains more than one component. In determining the term of the lease, all facts and circumstances are taken into account that provide an economic incentive to exercise extension options. If extension options are exercised with sufficient certainty, they are taken into account when determining the term of the contract. Right-of-use assets are measured at cost, which is calculated as the lease liability plus lease payments made at or before the date on which the asset is made available for use, less lease incentives received and additional initial direct costs and dismantling obligations. Subsequent measurement of right-of-use assets is at amortized cost. The right-of-use assets are amortized on a straight-line basis over the shorter of either the useful life or the term of the lease agreement and the amortization is recognized in profit or loss. The useful economic lives of the right-of-use assets are regularly revised. The lease liability is the present value of the fixed and variable lease payments that are paid during the term of the lease less any lease incentives receivable. The discounting is carried out based on the implied interest rate underlying the lease contract if the rate can be determined. If not, discounting is carried out based on the lessee’s incremental borrowing rate, i.e., the interest rate a lessee would need to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of similar value and condition to the right-of-use asset in a similar economic environment. In subsequent measurement, the carrying amount of the lease liability is increased to reflect the interest expense on the lease liability and reduced to reflect the lease payments made. Each lease installment is separated into a repayment portion and a financing expense portion. Finance expenses are recognized in profit or loss over the term of the lease. The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset. The payments for the redemption of lease liabilities and the payments attributable to the interest portion of the lease liabilities are allocated to cash flow from financing activities. For low-value leases and short-term leases (terms of less than twelve months), mainly technical equipment, use is made of the simplified application. Accordingly, no right-of- use assets or lease liabilities are recognized; instead, the lease payments are recognized as an expense over the term of the lease. Impairment losses are recognized in accordance with the principles described in Note 2.6.9. 2.6.7 Intangible Assets Purchased intangible assets are capitalized at acquisition cost and exclusively amortized on a straight-line basis over their useful lives. Internally generated intangible assets are recognized to the degree the corresponding recognition criteria are met. Development costs are capitalized as intangible assets when the corresponding capitalization criteria have been met, namely, clear specification of the product or procedure, technical feasibility, intention of completion, use, commercialization, coverage of development costs through future free cash flows, reliable determination of these free cash flows and availability of sufficient resources for completion of development and sale. Amortization of intangible assets is recorded in cost of sales or research and development expenses. Expenses to be classified as research expenses are allocated to research and development expenses. Subsequent expenditures for capitalized intangible assets are capitalized only when they substantially increase the future economic benefit of the specific asset to which they relate. All other expenditures are expensed as incurred. The Company Group Management Report Financial Statements Additional Information 115 ›› Notes

Patents Patents obtained by the Group are recorded at acquisition cost less accumulated amortization (see below) and any impairment (see Note 2.6.9). Patent costs are amortized on a straight-line basis over the lower of the estimated useful life of the patent (ten years) or the remaining patent term. Amortization starts when the patent is issued. Licenses The Group has acquired license rights from third parties by making upfront license payments, paying annual fees to maintain the license and paying fees for sublicenses. The Group amortizes upfront license payments on a straight-line basis over the estimated useful life of the acquired license (8 to 13 years). The amortization period and method are reviewed at the end of each financial year. Sublicense fees are amortized on a straight-line basis over the term of the contract or the estimated useful life of the collaboration for contracts without a set duration. Licenses for Marketed Products The balance sheet item contains prepaid license fees and milestone payments for Monjuvi® that are subsequently paid after the milestones have been reached. The Group amortizes those payments over the estimated useful life of the acquired license. The duration and method of amortization are reviewed at the end of each financial year. In the case of triggering events, the asset is tested for any impairment. Because the Group applies the cost accumulation approach, milestones in the near future are not taken into account. In-Process R&D Programs This line item contains capitalized payments from the in- licensing of compounds, as well as milestone payments for these compounds subsequently paid as milestones were achieved. Additionally, intangible assets identified in a business combination are included in this balance sheet item. No market approvals have been granted for those compounds. Internally Generated Intangible Assets Certain development costs related to tafasitamab and Monjuvi® have been capitalized as internally generated intangible assets, as the recognition criteria, as stated above, are met. The development of these assets is currently not yet completed and therefore they are not yet subject to amortization. Until the development activities are completed, the capitalized assets will undergo an annual impairment test. Software Software is recorded at acquisition cost less accumulated amortization (see below) and any impairment (see Note 2.6.9). Amortization is recognized in profit or loss on a straight-line basis over the estimated useful life of three to five years. Software is amortized from the date the software is operational. Intangible Asset Class Useful Life Amortization Rates Patents 10 years 10 % Licenses and Licenses for Marketed Products 8 - 24 years 13% - 4% In-process R&D Programs and Internally Generated Intangible Assets Not yet amortized, Impairment Only — Software 3 years 33% 2.6.8 Goodwill Goodwill is recognized from business combinations. Goodwill is tested annually for impairment (see Notes 2.6.9 and 4.11). 2.6.9 Impairment of Non-Financial Assets The carrying amounts of the Group’s non-financial assets and inventories are reviewed at each reporting date for any indication of impairment. The non-financial asset’s recoverable amount and the inventory’s net realizable value are estimated if such indication exists. For goodwill and intangible assets that have indefinite useful lives or are not yet available for use, the recoverable amount is estimated at the same time each year or determined on an interim basis, if required. Impairment is recognized if the carrying amount of an asset or the cash-generating unit (CGU) exceeds its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its value-in-use or its fair value less the cost of disposal. In assessing value-in-use, the estimated future pre-tax cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For the purposes of impairment testing, assets that cannot be tested individually are grouped into the smallest group of assets that generates cash flows from ongoing use that are largely independent of the cash flows of other assets or CGUs. Goodwill acquired in a business combination may be allocated to groups of CGUs that are expected to benefit from the combination’s synergies. The Group’s corporate assets do not generate separate cash flows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and are tested for impairment as part of the impairment testing of the CGU that was allocated the corporate asset. Impairment losses are recognized in profit or loss. Goodwill impairment cannot be reversed. For all other assets, the impairment recognized in prior periods is assessed on each reporting date for any indications that the losses decreased or no longer exist. Impairment is reversed when there has been a change in the estimates used to determine the recoverable amount. Impairment losses can only be reversed to the extent that the asset’s carrying amount does not exceed the carrying amount net of depreciation or amortization that would have been determined if an impairment had not been recognized. 2.6.10 Accounts Payable, Accruals and Provisions Accounts payable are presented in Note 2.6.1 under financial liabilities at amortized cost. The Company Group Management Report Financial Statements Additional Information 116 ›› Notes

Accruals and provisions are recognized for obligations to third parties arising from past events that are uncertain in their timing or amount. Furthermore, accruals and provisions are only recognized for legal or factual obligations to third parties if the event’s occurrence is more likely than not. Accruals and provisions are recognized in the amount required to settle the respective obligation and discounted to the reporting date when the interest effect is material. The amount required to meet the obligation also includes expected price and cost increases. The interest portion of the addition to accruals and provisions is recorded in the finance result. The measurement of accruals and provisions is based on past experience and considers the circumstances in existence on the reporting date. These non-financial liabilities with a maturity of more than one year are discounted to their present value. The difference between accruals and provisions is generally due to significantly less uncertainty in the amount and timing of the accrued liabilities. 2.6.11 Contract Liabilities Upfront payments from customers for services to be rendered by the Group and revenue that must be recognized over a period of time are deferred and measured at the nominal amount of cash received. For current contract liabilities, the corresponding rendering of services and revenue recognition is expected to occur within a twelve-month period following the reporting date. 2.6.12 Tax Liabilities Tax liabilities are recognized and measured at their nominal value. Tax liabilities contain obligations from current taxes, excluding deferred taxes. Liabilities for trade taxes, corporate taxes and similar taxes on income are determined based on the taxable income of the consolidated entities less any prepayments made. 2.6.13 Deferred Taxes Deferred tax assets and liabilities are calculated using the liability method, which is commonly used internationally. Under this method, taxes expected to be paid or recovered in subsequent financial years are based on the applicable tax rate at the time of recognition. Deferred tax assets and liabilities are recorded separately in the balance sheet and take into account the future tax effect resulting from temporary differences between carrying amounts in the balance sheet for assets and liabilities and tax loss carryforwards. Deferred tax assets are offset against deferred tax liabilities when the taxes are levied by the same taxation authority and their maturity and the entity has a legally enforceable right to offset current tax assets against current tax liabilities. Deferred tax assets and liabilities may not be discounted. Deferred tax assets on loss carryforwards and temporary differences are recognized and measured on the basis of projected future taxable income. They are only recognized if sufficient taxable income is available in the future to utilize the deferred tax assets. In assessing the recoverability of deferred tax assets, only the effects on earnings of the reversal of temporary differences arising from deferred tax liabilities and the planned results from operating activities are taken into account. The planned results are based on internal forecasts of the future earnings situation of the respective Group company for the assessment of recoverability in the case of loss carryforwards and the long-term planning of the respective company for the assessment of recoverability in the case of temporary differences. If there are doubts about the realizability of the loss carryforwards, no corresponding deferred tax assets are recognized in individual cases, or deferred tax assets already recognized are impaired. The tax deferrals recognized are subject to ongoing reviews of the underlying assumptions. Changes in assumptions or circumstances may necessitate adjustments, which may result in additional tax deferrals or their reversal. Deferred tax assets and liabilities are offset if they relate to the same tax authority, and the right to offset current tax assets and liabilities is legally enforceable. Deferred tax assets and liabilities are recognized on an undiscounted basis. If the items underlying the temporary differences, or tax expenses and income respectively, are recognized directly in equity respectively in other comprehensive income, this also applies to the current taxes or deferred tax assets and liabilities attributable thereto. 2.6.14 Stockholders' Equity Common Stock Ordinary shares are classified as stockholders’ equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from stockholders’ equity. Treasury Stock Repurchases of the Company’s own shares at prices quoted on an exchange or at market value are recorded in this line item as a deduction from common stock. When common stock recorded as stockholders’ equity is repurchased, the amount of consideration paid, including directly attributable costs, is recognized as a deduction from stockholders’ equity net of taxes and classified as treasury shares. When treasury shares are subsequently sold or reissued, the proceeds are recognized as an increase in stockholders’ equity, and any difference between the proceeds from the transaction and the initial acquisition costs is recognized in additional paid-in capital. The allocation of treasury shares to beneficiaries under long-term incentive plans (in this case: performance shares) is reflected in this line item based on the set number of shares to be allocated after the expiration of the four-year vesting period (quantity structure) and multiplied by the weighted-average purchase price of the treasury shares (value structure). The adjustment is carried out directly in equity through a reduction in the line item “treasury stock,” which is a deduction from common stock, while simultaneously reducing additional paid-in capital. Further information can be found in Note 5.1. The Company Group Management Report Financial Statements Additional Information 117 ›› Notes

The Company | Group Management Report | Financial Statements › Notes | Additional Information | 118

### Additional Paid-In Capital

Additional paid-in capital mainly consists of personnel expenses resulting from the grant of share-based payments, the conversion option of the convertible bonds classified as equity, as well as the proceeds from newly created shares in excess of their nominal value.

### Other Comprehensive Income Reserve

The line item "Other Comprehensive Income Reserve" includes changes in the fair value of equity instruments that are recognized in other comprehensive income and currency exchange differences that are not recognized in profit or loss.

### Accumulated Deficit

The "Accumulated Deficit" line item consists of the Group's accumulated consolidated net profits/losses. A separate measurement of this item is not made.

# 3 Notes to the Statement of Profit or Loss

## 3.1 Revenues and Revenues Recognition

| in 000' € | 2023 | 2022 | 2021 |
|---|---|---|---|
| **Product Sales, Net** | **85,037** | **84,899** | **66,861** |
| **Royalties** | **116,386** | **99,871** | **65,576** |
| License Fees | 151 | 56,389 | 43 |
| Milestone Payments | 2,840 | 3,216 | 19,952 |
| Service Fees | 15,028 | 19,365 | 19,726 |
| Other | 18,836 | 14,527 | 7,454 |
| **Licenses, Milestones and Other** | **36,855** | **93,497** | **47,175** |
| **Total** | **238,278** | **278,267** | **179,612** |

The following overview shows the Group's regional distribution of revenue on the basis of the customer location:

| in 000' € | 2023 | 2022 | 2021 |
|---|---|---|---|
| Germany | 0 | 0 | 0 |
| Europe (excluding Germany) | 26,794 | 28,739 | 19,075 |
| Asia | 8 | 597 | 4,253 |
| USA | 211,476 | 248,931 | 156,284 |
| **Total** | **238,278** | **278,267** | **179,612** |

47% of the Group's revenues was generated with the customer Janssen, 16% with McKesson and 15% with Incyte (2022: 35% with Janssen, 15% with HI-Bio, 12% with McKesson; 2021: 36% with Janssen, 14% with Incyte, 9% with GSK).

Of the sales generated in Europe in 2023, a total of € 25.6 million is attributable to Switzerland (2022: € 28.0 million to Switzerland; 2021: € 16.0 million to the United Kingdom).

The following overview shows the timing of the satisfaction of performance obligations:

| in 000' € | 2023 | 2022 | 2021 |
|---|---|---|---|
| At a Point in Time | 223,251 | 258,831 | 159,843 |
| Over Time | 15,028 | 19,437 | 19,769 |
| **Total** | **238,278** | **278,267** | **179,612** |

Of the total revenues generated in 2023, a total of € 119.2 million were recognized from performance obligations that were fulfilled in previous periods and related to milestone payments and royalties (2022: € 103.1 million; 2021: € 85.5 million).

In 2023 the revenues from Service Fees are presented in the category "Over Time" for the satisfaction of the performance obligation. In 2022 and 2021 the revenue recognition criteria relating to the Service Fees was also "Over Time", however were shown in our notes disclosures as "At a Point in Time", which has now been corrected in 2023.

For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.

## 3.2 Cost of Sales

Cost of sales consisted of the following:

| in 000' € | 2023 | 2022 | 2021 |
|---|---|---|---|
| Expensed Acquisition or Production Cost of Inventories | 30,706 | 28,765 | 12,618 |
| Personnel Expenses | 8,153 | 9,530 | 11,630 |
| Impairment (+) and Reversals of Impairment (-) on Inventories | 7,400 | 0 | 0 |
| Impairment, Amortization and Other Costs of Intangible Assets | 10,694 | 9,785 | 7,409 |
| External Services | 1 | 31 | 289 |
| Depreciation and Other Costs for Infrastructure | 1,300 | 404 | 221 |
| Other Costs | 101 | 105 | 28 |
| **Total** | **58,354** | **48,620** | **32,195** |

For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "Subsequent events".

The Company Group Management Report **Financial Statements** » Notes Additional Information 119

## 3.3 Operating Expenses

### 3.3.1 Research and Development Expenses

Research and development expenses consisted of the following:

| in 000' € | 2023 | 2022 | 2021 |
|---|---|---|---|
| Personnel Expenses | 80,166 | 64,952 | 65,941 |
| Consumable Supplies | 341 | 3,817 | 4,055 |
| Impairment, Amortization and Other Costs of Intangible Assets | 16,337 | 14,799 | 7,859 |
| External Services | 170,856 | 198,054 | 131,467 |
| Depreciation and Other Costs for Infrastructure | 10,975 | 10,779 | 11,773 |
| Other Costs | 4,939 | 5,411 | 4,116 |
| **Total** | **283,614** | **297,812** | **225,211** |

### 3.3.2 Selling Expenses

Selling expenses consisted of the following:

| in 000' € | 2023 | 2022 | 2021 |
|---|---|---|---|
| Personnel Expenses | 39,820 | 48,562 | 63,517 |
| Consumable Supplies | 4 | 49 | 86 |
| Amortization of Intangible Assets | 136 | 162 | 138 |
| External Services | 32,748 | 35,826 | 51,265 |
| Depreciation and Other Costs for Infrastructure | 2,345 | 1,523 | 870 |
| Other Costs | 6,316 | 6,280 | 5,667 |
| **Total** | **81,369** | **92,402** | **121,543** |

### 3.3.3 General and Administrative Expenses

General and administrative expenses consisted of the following:

| in 000' € | 2023 | 2022 | 2021 |
|---|---|---|---|
| Personnel Expenses | 43,152 | 32,454 | 32,589 |
| Consumable Supplies | (327) | 115 | 88 |
| Amortization of Intangible Assets | 1,064 | 1,213 | 596 |
| External Services | 14,618 | 18,595 | 35,892 |
| Depreciation and Other Costs for Infrastructure | 3,717 | 5,002 | 6,885 |
| Other Costs | 3,573 | 2,765 | 2,242 |
| **Total** | **65,797** | **60,144** | **78,292** |

### 3.3.4 Personnel Expenses

Personnel expenses consisted of the following:

| in 000' € | 2023 | 2022 | 2021 |
|---|---|---|---|
| Wages and Salaries | 128,554 | 136,673 | 158,094 |
| Social Security Contributions | 13,722 | 12,778 | 11,191 |
| Share-based Payment Expense | 27,439 | 3,681 | 2,585 |
| Other | 1,577 | 2,366 | 1,807 |
| **Total** | **171,291** | **155,498** | **173,677** |

The increase in share-based payment expenses is mainly due to the increase in the share price of MorphoSys AG as of December 31, 2023, compared to the previous year (December 31, 2023: €34.00; December 31, 2022: €13.21), which is used for the valuation of the share-based payment programs.

The cost of defined contribution plans amounted to € 3.2 million in 2023 (2022: € 4.3 million; 2021: € 2.8 million).

The following average number of employees were employed in the various functions in recent fiscal years.

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Production | 9 | 7 | 7 |
| Research and Development | 365 | 438 | 440 |
| Selling | 63 | 72 | 108 |
| General and Administrative | 127 | 130 | 123 |
| **Total** | **564** | **647** | **678** |

At December 31, 2023 the number of employees amounted to 524 (December 31, 2022: 629; December 31, 2021: 732).

For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.

### 3.3.5 Impairment of Goodwill

In the financial year 2023, an impairment of € 1.6 million was recognized on goodwill, which initially resulted from an acquisition in financial year 2010 (2022 € 0.0 million; 2021: € 230.7 million).

## 3.4 Other Income and Expenses, Finance Income and Finance Expenses

The other income is shown in the following overview.

| in 000' € | 2023 | 2022 | 2021 |
|---|---|---|---|
| Gain on Foreign Exchange | 3,158 | 11,426 | 7,640 |
| Grant Income | 0 | 0 | 5 |
| Income from Other Items | 1,810 | 539 | 545 |
| **Other Income** | **4,968** | **11,965** | **8,190** |

The Company Group Management Report **Financial Statements** » Notes Additional Information 120

The other expenses are shown in the following overview.

| in 000' € | 2023 | 2022 | 2021 |
|---|---|---|---|
| Loss on Foreign Exchange | (6,250) | (15,030) | (5,944) |
| Expenses from Other Items | (842) | (554) | (425) |
| **Other Expenses** | **(7,093)** | **(15,584)** | **(6,369)** |

The finance income is shown in the following overview.

| in 000' € | 2023 | 2022 | 2021 |
|---|---|---|---|
| Foreign Exchange Gains | 17,526 | 14,260 | 18,782 |
| Gains from Measurement at Fair Value | 7,143 | 7,596 | 15,231 |
| Income from Carrying Amount Adjustments of Financial Liabilities at Amortized cost | 149,746 | 385,592 | 61,876 |
| Income from Sale of Shares | 4,239 | 0 | 0 |
| Interest Income | 18,316 | 4,618 | 723 |
| Gain from Repurchase of own Convertible Bonds | 16,393 | 0 | 0 |
| **Finance Income** | **213,363** | **412,066** | **96,612** |

The finance expenses are shown in the following overview.

| in 000' € | 2023 | 2022 | 2021 |
|---|---|---|---|
| Foreign Exchange Losses | (8,542) | (45,645) | (46,297) |
| Losses from Measurement at Fair Value | (5,306) | (545) | (4,247) |
| Effective Interest Expenses from Financial Liabilities at Amortized Cost | (104,273) | (112,717) | (62,252) |
| Expenses from Carrying Amount Adjustments of Financial Liabilities at Amortized cost | (18,162) | (2,917) | (64,846) |
| Other Interest Expenses | (4,661) | (2,752) | (2,415) |
| Interest Expenses on Lease Liabilities | (924) | (1,051) | (1,157) |
| Bank Fees | (111) | (271) | (242) |
| **Finance Expenses** | **(141,979)** | **(165,898)** | **(181,456)** |

The explanation of the main components of financial income and financial expenses can be found in Note 4.5, 4.19 and 4.20 of these notes.

For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "Subsequent events".

### 3.5 Income Tax Benefit / Expenses

MorphoSys AG is subject to corporate taxes, the solidarity surcharge and trade taxes. The Company's corporate income tax rate in the reporting year remained unchanged (15.0%), as did the solidarity surcharge (5.5%) and the effective trade tax rate (10.85%), resulting in a combined tax rate of 26.675%.

The U.S. tax group, comprising of MorphoSys US Inc. and Constellation is subject to Federal Corporate Income Tax of 21.0% and State Income Tax. State Income Taxes reflected a mix of various state tax rates and resulted in an average state tax rate of 6.38%.

| in 000' € | 2023 | 2022 | 2021 |
|---|---|---|---|
| Current Tax Benefit / (Expense) (Thereof Regarding Prior Years: kEUR 1,464; 2022: kEUR (577); 2021: kEUR 96) | 1,464 | (577) | 1,172 |
| Deferred Tax Benefit / (Expenses) | (275) | (168,001) | 75,419 |
| **Total Income Tax Benefit / (Expenses)** | **1,189** | **(168,578)** | **76,591** |

The Group recognized a total income tax benefit of € 1.2 million in the reporting year 2023. This consisted of a deferred tax expense of € 0.3 million , as well as € 1.5 million current tax benefit, which mainly result from tax allowances recognized for prior years.

The following table reconciles the expected income tax expense to the actual income tax expense as presented in the consolidated financial statements. The combined income tax rate of 26.675% in the 2023 financial year (2022: 26.675%; 2021: 26.675%) was applied to profit before taxes to calculate the statutory income tax expense. This rate consisted of a corporate income tax of 15.0%, a solidarity surcharge of 5.5% on the corporate tax, and an average trade tax of 10.85% applicable to the Group.

The Company Group Management Report **Financial Statements** Additional Information
›› Notes
121

| in 000' € | 2023 | 2022 | 2021 |
|---|---|---|---|
| **Earnings Before Income Taxes** | **(190,923)** | **17,520** | **(591,051)** |
| Expected Tax Rate | 26.675 % | 26.675 % | 26.675 % |
| **Expected Income Tax** | **50,929** | **(4,674)** | **157,663** |
| **Tax Effects Resulting from:** | | | |
| Share-based Payment | (1,463) | (358) | (547) |
| Permanent Differences | (336) | 0 | (58,971) |
| Non-Tax-Deductible Items | (395) | (574) | (1,992) |
| Non-taxable income | 1,213 | 0 | 0 |
| Derecognition of Deferred Tax Assets on Temporary Differences | (15,847) | (112,354) | (8,117) |
| Derecognition of Deferred Tax Assets on Tax Losses | (32,975) | (45,953) | (7,817) |
| Tax Rate Differences to Local Tax Rates | (1,312) | (4,617) | (3,721) |
| Prior Year Taxes | 1,055 | 0 | 96 |
| Other Effects | 320 | (49) | (3) |
| **Actual Income Tax** | **1,189** | **(168,578)** | **76,591** |
| **Effective Tax Rate** | **0.6 %** | **962.2 %** | **13.0 %** |

The permanent differences as of December 31, 2021, related exclusively to the impairment of goodwill.

As of December 31, 2023, the group companies are still in a history of losses. Therefore, the increased requirement for the impairment test according to IAS 12.35 was applied unchanged as in the previous year. In this context, the existence of other substantial indications is required that in the future the availability of corresponding taxable income is no longer only probable, but sufficiently certain. Taking into account these increased recognition requirements, it could not be demonstrated with certainty for the long-term planning period of the Company that corresponding positive tax planning results will be available to ensure the recoverability of the deferred tax assets on temporary differences or tax loss carryforwards. For this reason, deferred tax assets were only capitalized to the extent that they will be offset against the scheduled reversal of deferred tax liabilities in the future and otherwise not recognized or impaired.

Due to the history of losses and the current uncertainties regarding the realization of planned taxable income, corresponding deferred tax assets on loss carry forwards were only recognized as outlined in the following table.

| in 000' € | Carry-Forward of Tax Losses |
|---|---|
| Tax Losses from Prior Years | 780,297 |
| Tax Losses from Current Year | 125,486 |
| Foreign Currency Translation Differences | (21,238) |
| **Total Tax Losses as of December 31, 2023** | **884,545** |
| Expected Deferred Tax Assets on Total Tax Losses | 207,333 |
| Derecognition of Deferred Tax Assets on Tax Losses | (78,100) |
| **Deferred Tax Assets on Tax Losses** | **129,233** |

The tax losses as of December 31, 2023, include losses of € 150.0 million with a limited utilization period, which relate to the U.S. tax group and forfeit from 2027 until 2036. The deferred tax assets on temporary differences, which have not been capitalized in the period, amount to € 15.8 million.

Deferred tax liabilities are presented as non-current items in the consolidated statements of financial position. Deferred tax assets and deferred tax liabilities consisted of the following:

in 000’s €, as of December 31 Deferred Tax Asset 2023 Deferred Tax Asset 2022 Deferred Tax Liability 2023 Deferred Tax Liability 2022 Financial Liabilities from Future Payments to Royalty Pharma 55,495 47,465 397 0 Bonds 0 0 4,823 8,897 Leases 0 0 2,327 1,849 Intangible Assets 14,259 12,808 193,458 195,826 Receivables and Other Assets 0 0 2,282 2,562 Property, Plant and Equipment 0 0 123 239 Provisions 0 0 5 0 Other Liabilities 0 0 2,122 1,355 Tax Losses 129,233 143,949 0 0 Offsetting (198,987) (204,222) (198,987) (204,222) Total 0 0 6,550 6,506 Changes in Deferred Taxes in 2023 Recognized in Profit or Loss Direct Recognition in Equityin 000' € Income / (Expense) Financial Liabilities from Future Payments to Royalty Pharma 7,633 0 Bonds 4,074 0 Leases (478) 0 Intangible Assets 3,819 0 Receivables and Other Assets 280 0 Property, Plant and Equipment 116 0 Provisions (5) 0 Other Liabilities (767) 0 Tax Losses (14,716) 0 Foreign Currency Translation Differences (231) 0 Total (275) 0 As of December 31, 2023 there were no deferred tax items recognized against equity (2022: € 0.0 million; 2021: € 0.0 million). The Company Group Management Report Financial Statements Additional Information 122 ›› Notes

3.6 Earnings per Share Basic earnings per share are calculated by dividing the 2023 consolidated net loss of € 189,734,199 (2022: consolidated net loss of € 151,058,190; 2021: consolidated net loss of € 514,460,016) by the weighted-average number of ordinary shares outstanding during the respective year (2023: 34,312,744; 2022: 34,155,650; 2021: 33,401,069). Diluted earnings per share is calculated by taking into account the potential increase in the Group’s ordinary shares as the result of granted stock options, restricted stock units and convertible bonds. The following table shows the reconciliation of basic earnings per share to diluted earnings per share (in €, except for disclosures in shares). 2023 2022 2021 Numerator (in €)   Consolidated Net Profit / (Loss) - used in calculating Basic Earnings per Share (189,734,199) (151,058,190) (514,460,016) Profit used in calculating Diluted Earnings per Share (189,734,199) (151,058,190) (514,460,016) Denominator (in Shares) Weighted average Ordinary Shares Used in Calculating Basic Earnings per Share 34,312,744 34,155,650 33,401,069 Weighted average Ordinary Shares and potential Ordinary Shares Used in Calculating Diluted Earnings per Share 34,312,744 34,155,650 33,401,069 Earnings per Share (in €) Basic (5.53) (4.42) (15.40) Diluted (5.53) (4.42) (15.40) The 630,104 restricted stock units are still unvested as of December 31, 2023 and the 1,996,344 shares from the convertible bonds are potentially dilutive shares for 2023, but excluded from the calculation of dilutive earnings per share as it would result in a decline in the loss per share. The Company Group Management Report Financial Statements Additional Information 123 ›› Notes

4 Notes to the Balance Sheet 4.1 Cash and Cash Equivalents in 000' € 12/31/2023 12/31/2022 Bank Balances and Cash in Hand 158,511 402,353 Impairment (11) (2) Cash and Cash Equivalents 158,500 402,351 The presentation of the development of the expected twelve-month loss for cash and cash equivalents can be found in Note 6.4.1. For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes. 4.2 Other Financial Assets Other Financial Assets include, on the one hand, money market funds classified as FVTPL and on the other hand term deposits and bonds classified as AC. The financial assets at fair value, with changes recognized in profit or loss, are following. Unrealized in 000' € Maturity Cost Gross Profit Losses Market Value December 31, 2023           Money Market Funds daily 227,363 6,730 0 234,094 Total 234,094   December 31, 2022 Money Market Funds daily 14,616 6 0 14,622 Total 14,622 Details on the fair value hierarchy and the measurement methods for Financial Assets from Escrow Accounts can be found in Note 6.3. As of December 31, 2023, the escrow account amounted to € 0.8 million (December 31. 2022: € 0.0). Realized and unrealized gains and losses on money market funds were recognized in the finance result in profit or loss. The valuation of money market funds resulted in a net gain of € 6.7 million in 2023 (2022: net gain of € 0.2 million; 2021: net gain of € 0.6 million). The financial assets at amortized cost are shown in the following overview. The Company Group Management Report Financial Statements Additional Information 124 ›› Notes

The Company Group Management Report **Financial Statements** Additional Information
›› Notes
125

| in 000' € | Maturity | Cost | Effective Interest Income (+) / Expense (-) | Impairment | Carrying Amount |
|---|---|---|---|---|---|
| **December 31, 2023** | | | | | |
| Term Deposits, Current Portion | 1 to 12 months | 285,546 | 639 | (201) | 285,984 |
| **Total** | | | | | **285,984** |
| | | | | | |
| **December 31, 2022** | | | | | |
| Term Deposits, Current Portion | 1 to 12 months | 490,000 | 881 | (680) | 490,201 |
| **Total** | | | | | **490,201** |

As of December 31, 2023, these assets mainly consisted of term deposits with fixed or variable interest rates.

Net interest income from financial assets classified as "at amortized cost" amounted to € 18.3 million in 2023 (2022: € 3.0 million net interest expense; 2021: € 1.7 million net interest expense) and was recognized in the finance result.

The risk associated with these financial instruments results primarily from bank credit risks. Further information on the credit risk for term deposits and corporate bonds can be found in Note 6.4.1.

### 4.3 Accounts Receivable

All accounts receivable are non-interest-bearing and generally have payment terms of between 20 and 66 days. As of December 31, 2023, and as of December 31, 2022, accounts receivable mainly consisted of receivables against Incyte from shared development costs as well as receivables from Monjuvi® product sales.

As of December 31, 2023, a total of € 14.4 million of the carrying amount of accounts receivables was attributable to the single Customer Incyte (December 31, 2022: € 51.4 million), or 45% of the Group's total accounts receivable at the end of 2023 (December 31, 2022: 56%).

The table below shows the accounts receivable by region as of the reporting date.

| in 000' € | 12/31/2023 | 12/31/2022 |
|---|---|---|
| Germany | 83 | 0 |
| Europe (excluding Germany) | 2,391 | 1,606 |
| Asia | 16 | 0 |
| USA | 29,770 | 90,038 |
| Impairment | (166) | (414) |
| **Total** | **32,094** | **91,231** |

The presentation of the development of the risk provisions in the 2023 and 2022 financial years for accounts receivable using the simplified impairment model can be found in Note 6.4.1.

### 4.4 Income Tax Receivables

As of December 31, 2023, income tax receivables amounted to € 5.3 million (December 31, 2022: € 2.6 million). These mainly comprised tax refund claims from tax allowances and withheld capital gains tax, which were recognized at nominal value.

### 4.5 Other Receivables

Other receivables as of December 31, 2023, mainly consisted of receivables from creditors with debit accounts in the amount of € 1.0 million (December 31, 2022: € 2.0 million). After the recognition of the change in fair value in the amount of € 4.3 million of the anti-dilution right from the HI-Bio acquisition and the executed financing round in December 2023, the anti-dilution right was fully utilized and hence the balance of the anti-dilution right as of December 31, 2023, was reduced to € 0.0 million (December 31, 2022: € 9.8 million). Further details can be found in Note 4.12.

The anti-dilution right was measured FVTPL and its measurement was based in part on unobservable parameters. This resulted in a fair value classification in the Level 3 valuation hierarchy. The planning assumptions underlying the valuation was influenced by estimates derived from the business valuation of HI-Bio. As of December 31, 2023, the anti-dilution right was fully used and hence balance sheet item was 0 €.

The anti-dilution right changed in 2023 and 2022 as follows.

| In T € | 2023 |
|---|---|
| **Balance as of January 1, 2023** | 9,832 |
| Additions | 0 |
| Gains/(losses) recognized in profit or loss statement | (4,251) |
| Reclassification to investment in associates | (5,581) |
| **Balance as of December 31, 2023** | **0** |

The Company Group Management Report **Financial Statements** Additional Information 126
›› Notes

| In T € | 2022 |
|---|---|
| **Balance as of January 1, 2022** | 0 |
| Additions | 10,377 |
| Gains/(losses) recognized in profit or loss statement | (386) |
| Reclassification to investment in associates | (160) |
| **Balance as of December 31, 2022** | **9,832** |

As of December 31, 2023 and December 31, 2022, there were no impairments recognized on other receivables due to the low estimated risk.

## 4.6 Inventories

The table below shows inventories as of the reporting date.

| in 000' € | 12/31/2023 | 12/31/2022 |
|---|---|---|
| Raw materials, Supplies and Production Materials | 44,172 | 13,822 |
| Finished Goods | 25,296 | 10,431 |
| Impairment | (7,400) | 0 |
| **Total** | **62,068** | **24,253** |

As part of the assessment of the net realizable value test for the inventory, the Company performed an assessment of the shelf-life of the product on stock benchmarked against the most recent demand forecast. This analysis led to an impairment and respective losses are presented in cost of sales in the income statement. An impairment loss of € 7.4 million had to be recognized in 2023 (2022: € 0.0 million).

Included in the value of the "Finished Goods" is an amount of € 19.4 million of drug substance which has already been prepaid by the customer. For details refer to 4.16 "Contract Liabilities."

The increase in "Raw materials and supplies" is mainly due to the purchase of drug substance during the year, which is the basis for further drug product production.

## 4.7 Prepaid Expenses and Other Assets

The current prepaid expenses and other assets are shown in the following table.

| in 000' € | 12/31/2023 | 12/31/2022 |
|---|---|---|
| Receivables due from Tax Authorities from Input Tax Surplus | 3,780 | 5,669 |
| Prepayments for External Laboratory Services | 1,711 | 5,937 |
| Prepayments for Sublicenses | 3,193 | 2,082 |
| Other Prepayments | 21,639 | 37,242 |
| **Total** | **30,323** | **50,930** |

"Other Prepayments" mainly include payments made in advance for raw materials and supplies required for the production of tafasistamab as well as for maintenance contracts, insurances and sublicenses. The decrease compared to the previous year is mainly due to lower prepayments for external laboratory services and consumables in connection with the production of tafasitamab.

The non-current prepaid expenses and other assets are shown in the following table.

| in 000' € | 12/31/2023 | 12/31/2022 |
|---|---|---|
| Prepaid Expenses | 6,124 | 7,405 |
| Other Assets | 1,217 | 1,324 |
| **Total** | **7,341** | **8,729** |

The non-current prepaid expenses mainly include prepayments for external services that will be utilized from 2025 onwards.

The Group has classified certain items within other assets as "restricted cash" that is not available for operational purposes of the Group. As of December 31, 2023, the Group had non-current restricted cash of € 1.0 million for rental deposits issued (December 31, 2022: € 1.1 million). As of December 31, 2023, € 0.2 million were deposited as collateral for credit cards by MorphoSys US Inc. (December 31, 2022: € 0.2 million).

The Company Group Management Report **Financial Statements** Additional Information 127
›› Notes

## 4.8 Property, Plant and Equipment

| in 000' € | Office and Laboratory Equipment | Furniture and Fixtures | Total |
|---|---|---|---|
| Cost | | | |
| **January 1, 2022** | **22,768** | **4,608** | **27,376** |
| Additions | 1,769 | 163 | 1,932 |
| Disposals | (2,244) | (1,018) | (3,262) |
| Foreign Currency Translation Differences from Consolidation | 147 | 257 | 404 |
| **December 31, 2022** | **22,440** | **4,010** | **26,450** |
| Accumulated Depreciation and Impairment | | | |
| **January 1, 2022** | **18,809** | **1,460** | **20,269** |
| Depreciation Charge for the Year | 2,205 | 684 | 2,889 |
| Impairment | 349 | 49 | 398 |
| Disposals | (2,230) | (1,000) | (3,230) |
| Foreign Currency Translation Differences from Consolidation | 93 | 104 | 197 |
| **December 31, 2022** | **19,226** | **1,297** | **20,523** |
| Carrying Amount | | | |
| **January 1, 2022** | **3,959** | **3,148** | **7,107** |
| **December 31, 2022** | **3,214** | **2,713** | **5,927** |
| Cost | | | |
| **January 1, 2023** | **22,440** | **4,010** | **26,450** |
| Additions | 389 | 0 | 389 |
| Disposals | (38) | (40) | (78) |
| Foreign Currency Translation Differences from Consolidation | (33) | (115) | (148) |
| **December 31, 2023** | **22,758** | **3,855** | **26,613** |
| Accumulated Depreciation and Impairment | | | |
| **January 1, 2023** | **19,226** | **1,297** | **20,523** |
| Depreciation Charge for the Year | 1,671 | 644 | 2,315 |
| Disposals | (31) | 0 | (31) |
| Foreign Currency Translation Differences from Consolidation | (27) | (57) | (84) |
| **December 31, 2023** | **20,839** | **1,884** | **22,723** |
| Carrying Amount | | | |
| **January 1, 2023** | **3,214** | **2,713** | **5,927** |
| **December 31, 2023** | **1,919** | **1,971** | **3,890** |

No borrowing costs were capitalized during the reporting period, and there were neither restrictions on the retention of title nor property, plant and equipment pledged as security for liabilities. There were no material contractual commitments for the purchase of property, plant and equipment as of the reporting date.

The Company | Group Management Report | Financial Statements | Additional Information
›› Notes
128

Depreciation is contained in the following line items of profit or loss.

| in 000' € | 2023 | 2022 | 2021 |
|---|---|---|---|
| Research and Development | 1,557 | 1,818 | 1,681 |
| Research and Development (Impairment) | 0 | 398 | 1,537 |
| Selling | 226 | 113 | 63 |
| General and Administrative | 532 | 958 | 1,089 |
| **Total** | **2,315** | **3,287** | **4,370** |

## 4.9 Leases

The development of the right-of-use assets and lease liabilities is shown below.

| | Right-of-Use Assets | | | | |
|---|---|---|---|---|---|
| in 000' € | Building | Cars | Technical Equipment | Total | Lease Liabilities |
| **Balance as of January 1, 2022** | **41,051** | **246** | **1,188** | **42,485** | **42,584** |
| Additions | 2,146 | 31 | 4,047 | 6,224 | 6,224 |
| Depreciation of Right-of-Use Assets | (3,424) | (131) | (387) | (3,942) | 0 |
| Interest Expenses on Lease Liabilities | 0 | 0 | 0 | 0 | 1,051 |
| Lease Payments | 0 | 0 | 0 | 0 | (4,446) |
| Disposals | 0 | 0 | 0 | 0 | 0 |
| Value adjustment | 0 | 0 | 0 | 0 | 0 |
| Foreign Currency Translation Differences from Consolidation | 280 | 0 | 14 | 292 | 368 |
| **Balance as of December 31, 2022** | **40,053** | **146** | **4,862** | **45,060** | **45,781** |
| | | | | | |
| **Balance as of January 1, 2023** | **40,053** | **146** | **4,862** | **45,060** | **45,781** |
| Additions | 2 | 106 | 1,397 | 1,505 | 1,505 |
| Depreciation of Right-of-Use Assets | (6,966) | (127) | (1,187) | (8,280) | 0 |
| Interest Expenses on Lease Liabilities | 0 | 0 | 0 | 0 | 924 |
| Lease Payments | 0 | 0 | 0 | 0 | (8,581) |
| Disposals | 0 | 0 | (27) | (27) | 0 |
| Value adjustment | (25,855) | 0 | (1,188) | (27,043) | (27,054) |
| Foreign Currency Translation Differences from Consolidation | (102) | 0 | (13) | (115) | (150) |
| **Balance as of December 31, 2023** | **7,132** | **125** | **3,844** | **11,100** | **12,425** |

Lease agreements had the following effects on the statement of profit or loss. in 000' € 2023 2022 2021 Depreciation of Right-of- Use Assets 4,607 3,942 3,648 Depreciation of Right-of- Use Assets (Change of Useful Life) 3,673 0 0 Interest Expenses on Lease Liabilities 924 1,051 1,157 Expenses for Short Term Leases 0 256 1,553 Expenses for Leases of Low Value Assets 31 19 17 Total 9,235 5,268 6,375 Depreciation of right-of-use assets is contained in the following line items of profit or loss. in 000' € 2023 2022 2021 Cost of Sales 1,190 384 221 Research and Development 4,533 1,897 1,636 Selling 956 126 79 General and Administrative 1,601 1,535 1,711 Total 8,280 3,942 3,648 The maturity analysis of the lease liabilities as of December 31, 2023, is as follows. December 31, 2023; in 000’ € Contractual Maturities of Financial Liabilities Less than 1 Year Between One and Five Years More than 5 Years Total Contractual Cash Flows Carrying Amount Liabilities Lease Liabilities 4,124 9,237 0 13,360 12,425 The rental conditions for leases are negotiated individually and include different terms. Leases are generally concluded for fixed periods but may include extension options. Such contractual conditions offer the Group the greatest possible operational flexibility. In determining the term of the lease, all facts and circumstances are taken into account that provide an economic incentive to exercise extension options. If extension options are exercised with sufficient certainty, they are taken into account when determining the term of the contract. The leases contain fixed and variable lease payments linked to an index. As of December 31, 2023, potential future lease payments of € 25.3 million (discounted) were no longer included in the lease liabilities, as the company assumes that the option to extend the lease for an office building beyond the minimum lease term will no longer be exercised. The capitalized right-of-use asset was reduced accordingly. The Company Group Management Report Financial Statements Additional Information 129 ›› Notes

The Company | Group Management Report | Financial Statements | Additional Information
›› Notes
130

## 4.10 Intangible Assets

| in 000' € | Patents | Licenses | Licenses for Marketed Products | In-process R&D Programs | Internally Generated Intangible Assets | Software | Total |
|---|---|---|---|---|---|---|---|
| Cost | | | | | | | |
| **January 1, 2022** | **18,250** | **34,396** | **56,449** | **760,507** | **11,517** | **2,621** | **883,740** |
| Additions | 68 | 0 | 0 | 0 | 13,229 | 0 | 13,297 |
| Disposals | (4,551) | (2,045) | 0 | 0 | 0 | (8) | (6,604) |
| Foreign Currency Translation Differences from Consolidation | 0 | 0 | 0 | 46,414 | 0 | 12 | 46,426 |
| **December 31, 2022** | **13,767** | **32,351** | **56,449** | **806,921** | **24,746** | **2,625** | **936,859** |
| Accumulated Amortization and Impairment | | | | | | | |
| **January 1, 2022** | **16,204** | **23,547** | **3,275** | **0** | **0** | **2,392** | **45,418** |
| Amortization Charge for the Year | 197 | 986 | 2,312 | 0 | 0 | 86 | 3,581 |
| Impairment | 42 | 0 | 0 | 0 | 7,806 | 27 | 7,875 |
| Disposals | (4,551) | (2,045) | 0 | 0 | 0 | (5) | (6,601) |
| Reclassification | 0 | 0 | 0 | 0 | 0 | 3 | 3 |
| **December 31, 2022** | **11,892** | **22,488** | **5,587** | **0** | **7,806** | **2,503** | **50,276** |
| Carrying Amount | | | | | | | |
| **January 1, 2022** | **2,046** | **10,849** | **53,174** | **760,507** | **11,517** | **229** | **838,322** |
| **December 31, 2022** | **1,875** | **9,863** | **50,862** | **806,921** | **16,940** | **122** | **886,583** |
| Cost | | | | | | | |
| **January 1, 2023** | **13,767** | **32,351** | **56,449** | **806,921** | **24,746** | **2,625** | **936,859** |
| Additions | 102 | 0 | 0 | 0 | 2,421 | 0 | 2,523 |
| Disposals | (3) | 0 | 0 | 0 | (4,115) | 0 | (4,118) |
| Foreign Currency Translation Differences from Consolidation | 0 | 0 | 0 | (27,679) | 0 | (6) | (27,685) |
| **December 31, 2023** | **13,866** | **32,351** | **56,449** | **779,242** | **23,052** | **2,619** | **907,579** |
| Accumulated Amortization and Impairment | | | | | | | |
| **January 1, 2023** | **11,892** | **22,488** | **5,587** | **0** | **7,806** | **2,503** | **50,276** |
| Amortization Charge for the Year | 234 | 986 | 2,312 | 0 | 0 | 81 | 3,613 |
| Impairment | 0 | 8,877 | 0 | 0 | 708 | 0 | 9,585 |
| Disposals | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Foreign Currency Translation Differences from Consolidation | 0 | 0 | 0 | 0 | 0 | (4) | (4) |
| **December 31, 2023** | **12,126** | **32,351** | **7,899** | **0** | **8,514** | **2,580** | **63,470** |
| Carrying Amount | | | | | | | |
| **January 1, 2023** | **1,875** | **9,863** | **50,862** | **806,921** | **16,940** | **122** | **886,583** |
| **December 31, 2023** | **1,740** | **0** | **48,550** | **779,242** | **14,538** | **39** | **844,109** |

The Company Group Management Report **Financial Statements** Additional Information 131
›› Notes

There were no material contractual commitments for the purchase of intangible assets as of the reporting date.

In the financial year 2023 an impairment of the full amount was recorded for a license since it was decided to no longer pursue the underlying technology and also all efforts to materialize the value through out-licensing activities have not been successful. Consequently, the license had to be impaired. In 2022 an impairment loss of € 7.8 million was recognized due to a management decision not to utilize production capacities at a manufacturer in the future.

Amortization was included in the following line items of profit or loss.

| in 000' € | 2023 | 2022 | 2021 |
|---|---|---|---|
| Cost of Sales | 2,311 | 2,285 | 2,312 |
| Cost of Sales (Impairment) | 0 | 0 | 0 |
| Research and Development | 1,294 | 1,281 | 1,272 |
| Research and Development (Impairment) | 9,584 | 7,875 | 13 |
| Selling | 0 | 3 | 2 |
| General and Administrative | 8 | 12 | 24 |
| **Total** | **13,197** | **11,456** | **3,623** |

## Licenses for Marketed Products

### Tafasitamab

Since the market approval of Monjuvi®, the compound is classified as an intangible asset with a finite useful life and amortized as of that date. The Group amortizes the intangible asset on a straight-line basis over the estimated useful life of the acquired license until 2044 and recognizes the amortization in cost of sales. The duration and method of amortization are reviewed at the end of each financial year. In the event of triggering events, the asset is tested for impairment, if any. As of December 31, 2023, no indications of impairment were identified.

## In-Process R&D Programs

### Tafasitamab

As an intangible asset not yet available for use and a carrying amount of € 10.4 million, tafasitamab was subject to an annual impairment test on December 31, 2023, as required by IAS 36. This intangible asset represents a milestone payment for tafasitamab that was capitalized in 2021. This payment was made for an indication for which marketing authorization has not yet been granted.

The recoverable amount of the tafasitamab cash-generating unit was determined on the basis of value-in-use calculations, which concluded that the recoverable amount exceeded its carrying amount. The cash flow forecasts took into account expected cash inflows from the potential commercialization of tafasitamab, the cash outflows for anticipated research and development, and the costs for tafasitamab's commercialization. The cash flow forecasts are based on the period of patent protection for tafasitamab. For this reason, a planning horizon of approximately 21 years is considered appropriate for the value-in-use calculation. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). Based on the updated cash flow forecast, the value-in-use was determined as follows: A beta factor of 1.6 (2022: 1.0) and WACC before taxes of 15.9% (2022: 11.4%. A sensitivity analysis was performed for the discount rate. A sensitivity analysis for changes in the cash flows was not performed since the cash flows from research and development and the commercialization of the compound have already been probability adjusted in the value-in-use calculations so as to reflect the probabilities of success in phases of clinical trials. The analysis did not reveal any need for impairment. The values ascribed to the assumptions correspond to the Management Board's forecasts for future development and are based on internal planning scenarios, as well as external sources of information.

No indicators of impairment were identified on December 31, 2023.

### Pelabresib and tulmimetostat

As intangible assets not yet available for use and a carrying amount of together € 768.8 million, pelabresib (carrying amount € 766.7 million) and tulmimetostat (carrying amount 2.1 Mio. €) were subject to an annual impairment test on December 31, 2023, as required by IAS 36. Pelabresib and tulmimetostat each constitute a cash-generating unit. The recoverable amount was determined on the basis of value-in-use calculations, which concluded that the recoverable amount exceeded its carrying amount. The cash flow forecasts took into account expected cash inflows (revenues based on patient numbers and the price obtained in the market) from the potential commercialization of pelabresib and tulmimetostat, the cash outflows for anticipated research and development, and the costs for the commercialization of pelabresib and tulmimetostat. The cash flow forecasts are based on the period of patent protection for pelabresib and tulmimetostat. For this reason, a planning horizon of approximately 21 years is considered appropriate for the value-in-use calculation. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). Based on the updated cash flow forecast, the value-in-use was determined as follows: A beta factor of 1.6 (2022: 1.5) and WACC before taxes of 14.0% (2022: 13.7%).

A sensitivity analysis of the determined value-in-use was performed. This included the underlying estimates for the cash flow forecasts and for the discount rate. In each case, one planning assumption is changed and all other estimates are kept constant. The value-in-use would correspond to the carrying amount if the cash flow forecasts were reduced by 49% or the discount rate were increased by 9.4%. The values attributed to the assumptions correspond to the Management Board's assessment with regard to future developments and are based on internal planning scenarios as well as external sources.

## Internally generated intangible assets

In 2021, it was decided to contract new manufacturers of tafasitamab. Related costs, including FTE and external costs, were capitalized as internally generated intangible assets. As of December 31, 2023, the carrying amount was € 14.5 million (December 31, 2022: € 16.9 million). As soon as the know-how transfer is successful and an associated certification has been obtained, amortization will commence. There was an impairment in 2023 amounting to € 0.7 million (2022: € 7.8 million).The impairment in the prior year was based on a management decision not to utilize production capacities at a manufacturer in the future. For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes. 4.11 Goodwill Slonomics Technology The goodwill from the acquisition of Sloning BioTechnology GmbH in 2010 was written off in full in financial year 2023, as management believes that the future cash flows from the contribution of Slonomics technology can no longer be realized. Accordingly, an impairment of goodwill in the amount of € 1.6 million was recognized in the income statement. Constellation As of December 31, 2023, goodwill of € 342.3 million from the acquisition of Constellation was subject to an impairment test. Goodwill was allocated to the group of cash- generating units Constellation, as goodwill is monitored at this level. In addition, future potential cash flows of this group of cash-generating units will only be generated by Constellation's own compounds, which are also recognized by these companies. The recoverable amount of the group of cash-generating units Constellation was determined on the basis of value-in- use calculations. The calculation showed that the value-in- use was higher than the carrying amount of this group of cash-generating units. The cash flow projections included expected payments from the commercialization of pelabresib and other compounds, the cash outflows for anticipated research and development, and the costs for pelabresib’s and the other compounds' commercialization. The cash flow forecasts are based on the period of patent protection for pelabresib and the other compounds. For this reason, a planning horizon of approximately 21 years is considered appropriate for the value-in-use calculation. The values of the underlying assumptions were determined using both internal (past experience) and external sources of information (market information). Based on the cash flow forecast, the value-in-use was determined as follows: A beta factor of 1.6 (2022: 1.5) and WACC before taxes of 15.5% (2022: 14.7%). A sensitivity analysis of the determined value-in-use was performed. This included the underlying estimates for the cash flow forecasts and for the discount rate. In each case, one planning assumption is changed and all other estimates are kept constant. The value-in-use would correspond to the carrying amount if the cash flow forecasts were reduced by 34% or the discount rate were increased by 5.4%. The values attributed to the assumptions correspond to the Management Board's assessment with regard to future developments and are based on internal planning scenarios as well as external sources. 4.12 Investment in Associates As of December 31, 2023, MorphoSys AG holds a 12.1% stake in Human Immunology Biosciences, Inc. ("HI-Bio"), based in San Francisco, California, USA (2022: 15.0%). HI-Bio is a biotechnology company focused on the discovery and development of precision medicines for autoimmune and inflammatory diseases. HI-Bio is not publicly traded. MorphoSys obtained a 15.0% share in HI-Bio by making a contribution in kind of a license for felzartamab (MOR202) back in financial year 2022. The 12.1% shareholding represents both the capital and the voting rights and takes into account the pro rata sale of shares in 2023 from which € 4.6 million was received in cash. In addition to the shareholding, MorphoSys AG had the right to receive further shares (anti-dilution right). The right to receive further shares was recognized as fair value as a financial asset (refer to Note 4.5). HI-Bio is accounted for in the consolidated financial statements using the equity method, as described in the Group's accounting policies (refer to Note 2.2.2 of these notes). This accounting treatment is due to the fact that, despite a shareholding of less than 20%, MorphoSys AG can exercise significant influence over HI-Bio. The relevant criteria for this are: representation of MorphoSys on the Board of Directors of HI-Bio and consequently participation in decision-making processes of HI-Bio, MorphoSys entered into significant transactions with HI-Bio, and MorphoSys has provided significant technical information to HI-Bio. The following tables provide summarized financial information of the balance sheet and comprehensive income about the Group's investment in HI-Bio (including modifications due to differences in accounting policies). This reflects the status as of September 30, 2023, as this is the last available financial statement from HI-Bio as of the date of preparation of the MorphoSys consolidated financial statements. The Company Group Management Report Financial Statements Additional Information 132 ›› Notes

The Company | Group Management Report | Financial Statements | Additional Information | 133
›› Notes

| in 000' € | 12/31/2023 | 12/31/2022 |
|---|---|---|
| Current Assets | 16,976 | 12,052 |
| thereof Cash and Cash Equivalents | 15,432 | 11,220 |
| thereof Other Assets | 1,544 | 833 |
| Non-Current Assets | 39,849 | 31,421 |
| Current Liabilities | 12,095 | 10,943 |
| thereof Financial Liabilities (excluding Accounts Payable) | 712 | 10,334 |
| thereof Other Financial Liabilities | 11,383 | 609 |
| Non-Current Liabilities | 5,839 | 11,358 |
| Stockholders' Equity | 38,890 | 21,173 |
| Group Share in Equity (2023: 12.1%; 2022: 15.0%) | 4,694 | 3,176 |

| in 000' € | 2023 | 2022 |
|---|---|---|
| Revenues | 0 | 0 |
| Interest Income | 1,188 | (5) |
| Depreciation and Amortization | (185) | (58) |
| Interest Expenses | 0 | (10) |
| Income Tax Benefit / (Expenses) | 0 | 0 |
| Loss | (54,312) | (28,700) |
| Other Comprehensive Income | 0 | 0 |
| Total Comprehensive Income | (54,312) | (28,700) |
| Dividends Received | 0 | 0 |

The following table reconciles the summarized financial information presented to the carrying amount of the investment in the associates in the consolidated financial statements. The carrying amount of HI-Bio does not reconcile to the group share in equity in the associate. This is due to a fair value adjustments, a goodwill allocation, made at the time of acquisition and also due to timing differences (HI-Bio figures from the previous quarter are utilized) as well as the transfer of the dilution asset.

| in 000' € | 2023 | 2022 |
|---|---|---|
| **Balance as of January 1 / June 14** | **5,352** | **9,497** |
| Group Share of Total comprehensive Loss | (8,175) | (4,305) |
| Anti-Dilution Asset | 5,581 | 160 |
| Sale of Shares of Investment in Associates | (340) | 0 |
| **Balance as of December 31** | **2,418** | **5,352** |

In 2023 HI-Bio was able to close certain capital raising rounds which resulted in the reclassification of € 5.6 million from the Anti-Dilution asset to the carrying-amount of the share in associates.

License agreements will enable HI-Bio to develop and commercialize MorphoSys' anti-CD38 antibody felzartamab and anti-C5aR1 antibody MOR210. HI-Bio will receive worldwide commercialization rights for felzartamab and MOR210 except for the territories for felzartamab and MOR210 licensed to I-Mab Biopharma in 2017 and 2018.

Upon the achievement of certain milestone events for Felzartamab, MorphoSys receives additional shares of up to US$ 67.5 million (€ 61.1 million) and payments of up to US$ 500.0 million (€ 452.5 million). In addition, MorphoSys is eligible to receive tiered royalties on future net sales of felzartamab.

During the period from June 14, 2022 to June 30, 2023, all of MorphoSys's expenses related to the clinical development of felzartamab, which include personnel costs, costs for external services and material expenses, have been fully compensated or reimbursed by HI-Bio.

As consideration for the licensing of MOR210, MorphoSys received a payment of US$ 15.0 million (€ 14.4 million) in 2022. Upon achievement of certain events, MorphoSys may receive further payments of up to US$ 500.0 million (€ 452.5 million). In addition, MorphoSys is eligible to receive tiered royalties on future net sales of MOR210.

## 4.13 Deferred Tax Assets

At group level no deferred tax assets were recognized after netting with deferred tax liability in the 2023 financial year (December 31, 2022: € 0.0 million).

## 4.14 Accounts Payable and Accruals

Accounts payable and licenses payable were non-interest-bearing and, under normal circumstances, have payment terms of no more than 30 days.

Accounts payable and accruals are listed in the following table.

| in 000' € | 12/31/2023 | 12/31/2022 |
|---|---|---|
| Accounts Payable | 28,388 | 38,579 |
| Accruals | 79,936 | 117,418 |
| Other Liabilities | 1,481 | 1,273 |
| **Total** | **109,805** | **157,270** |

Accruals are shown in the following overview:

| in 000' € | 12/31/2023 | 12/31/2022 |
|---|---|---|
| Accruals for External Laboratory Services | 37,002 | 78,737 |
| Accrued Personnel Expenses for Payments to Employees and Management | 23,902 | 19,489 |
| Accruals for Outstanding Invoices | 14,263 | 11,908 |
| Accruals for Revenue Deductions from Product Sales | 1,878 | 2,364 |
| Accruals for Legal Fees | 278 | 1,091 |
| Accruals for Audit Fees and other related Costs | 378 | 1,790 |
| Accruals for License Payments | 2,236 | 2,039 |
| **Total** | **79,936** | **117,418** |

The Company | Group Management Report | Financial Statements » Notes | Additional Information | 134

At the Company's Annual General Meeting in May 2023, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PwC GmbH), Munich, was appointed as the auditor. The Supervisory Board engaged PwC GmbH to audit the financial statements.

The table below shows the total fees PwC Network received in the 2023 financial year.

| in 000' € | 2023 | 2022 |
|---|---|---|
| Audit Fees | 2,472 | 2,335 |
| Fees for Other Assurance Services | 700 | 112 |
| Other Fees for Other Services | 5 | 11 |
| **Total** | **3,178** | **2,458** |

The Audit Fees relate to the audit of the consolidated financial statements and the audit of the annual financial statements as well as all related services, including the review of the interim consolidated financial statements.

Other assurance services comprise fees in connection with the non-financial group report, services in connection with the issue of a comfort letter, as well as the audit of the content of the remuneration report.

Out of total fee, an amount of € 5k relates to a license fee for the use of a digital information platform and relate to PwC Product Sales LLC, USA and is included in other services. All remaining fees relate to PwC GmbH.

## 4.15 Tax Liabilities and Provisions

As of December 31, 2023, the Group recorded tax liabilities of € 0.3 million (December 31, 2022: € 0.8 million) and provisions of € 32.5 million (December 31, 2022: € 14.7 million). Provisions included mainly expenses for share-based payments when these are settled by other assets equivalent to the value of a certain number of shares or stock options ("cash settlement"), as well as present obligations for onerous contracts.

The table below shows the development of tax liabilities and current and non-current provisions in the 2023 financial year.

For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.

| in 000' € | 1/1/2023 | Additions | Utilization | Release | 12/31/2023 |
|---|---|---|---|---|---|
| Tax Liabilities | 793 | 0 | (463) | 0 | 330 |
| Provisions, current | 6,006 | 2,359 | (2,196) | (2,042) | 4,127 |
| Provisions, non-current | 8,675 | 22,199 | (686) | (1,825) | 28,364 |
| **Total** | **15,474** | **24,558** | **(3,345)** | **(3,867)** | **32,821** |

Provisions mainly include provisions for share-based payments in the amount of € 28.2 million.

The Company Group Management Report **Financial Statements** Additional Information 135
›› Notes

### 4.16 Contract Liabilities

Contract liabilities relate to transaction prices paid by customers that are allocated to unfulfilled performance obligations. The changes in this item are shown in the table below.

| in 000' € | 2023 | 2022 |
|---|---|---|
| **Balance as of January 1** | **0** | **253** |
| Prepayments Received in the Financial Year | 19,444 | 37,109 |
| Revenues Recognized in the Reporting Period that was included in the Contract Liability at the Beginning of the Period | 0 | (253) |
| Revenues Recognized for Received Prepayments and Services Performed in the Financial Year | 0 | (37,109) |
| **Balance as of December 31** | **19,444** | **0** |
| thereof short-term | 19,444 | 0 |
| thereof long-term | 0 | 0 |

### 4.17 Deferred Tax Liabilities

As of December 31, 2023, deferred tax liabilities of € 6.5 million were recognized after offsetting (December 31, 2022: € 6.5 million).

### 4.18 Bonds

MorphoSys AG placed non-subordinated, unsecured convertible bonds in 2020 for a nominal amount of € 325.0 million, equal to 3,250 bonds with a nominal amount of € 100,000 each, and maturing on October 16, 2025.

The convertible bonds were issued at 100% of their nominal amount and carry a coupon of 0.625% p.a. payable semi-annually. The conversion price is € 131.29. The convertible bonds are traded on the Open Market Segment (Freiverkehr) of the Frankfurt Stock Exchange.

The convertible bonds are convertible between November 26, 2020 and the fortieth trading day prior to maturity. As of the maturity date, MorphoSys has the right to either pay the full amount in cash or to settle a certain amount through the delivery of shares. The convertible bonds are convertible into approximately 2,475,436 new or existing bearer ordinary shares MorphoSys.

MorphoSys is entitled to redeem the convertible bonds at any time the market price of MorphoSys shares reaches at least 130% of the then applicable conversion price over a period of twenty trading days or when only 20% or less of the original total nominal amount of the convertible bond is still outstanding. Repayment is then made in the amount of the nominal value plus accrued interest.

The holders of the convertible bonds have a conditional call right should an investor directly or indirectly acquire at least 30% of the voting rights in MorphoSys (representing a change of control). In the event of such a change of control, each convertible bondholder has the right to call the bonds that have not yet been converted or redeemed. Repayment is then made in the amount of the nominal value plus accrued interest.

The conversion right securitized in the convertible bond represents an equity instrument and was recognized in equity (additional paid in capital) for an amount of € 49.2 million net of deferred taxes and issuance costs attributable to the equity component. The equity component is not adjusted over time, and the liability component is classified as a financial liability at amortized cost. As of the date of initial recognition, the liability component amounted to € 270.7 million after the deduction of issuance costs. The difference between this amount and the nominal value of € 325.0 million is recognized as an interest expense over the term of the financial liability using the effective interest method.

The early termination rights from MorphoSys (issuer call and clean-up call) and the put option of the convertible bondholders in the case of change of control all represent embedded derivatives that, however, have not been separated in accordance with IFRS 9, as they are considered to be closely related to the base contract. Accordingly, these components are included in the financial liability.

On March 30, 2023, MorphoSys repurchased outstanding convertible bonds via a modified reverse Dutch auction procedure. At the close of the modified reverse Dutch auction procedure, MorphoSys had agreed to repurchase bonds representing € 62.9 million in aggregate principal amount (approximately 19.35% of the outstanding principal amount). The purchase price per € 100,000 nominal was € 64,000. The settlement procedure finished on March 30, 2023. Following the repurchase the bonds have been cancelled and deleted from the global certificate. As of December 31, 2023, there were 2,621 convertible bonds outstanding each with a notional amount of € 100,000. Upon repurchase MorphoSys realized a gain of € 16.4 million as the difference of the carrying amount as of the date of the repurchase and the fair value for the redeemed bonds. There were no bond conversions in the most recent fiscal year.

For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.

### 4.19 Financial Assets and Liabilities from Collaborations

MorphoSys AG and Incyte Corporation signed a collaboration and license agreement in 2020 for the further global development and commercialization of MorphoSys's proprietary anti-CD19 antibody tafasitamab. Under the terms of this agreement, MorphoSys could, among other things, pending on the achievement of certain developmental, regulatory, and commercial milestones, receive milestone payments amounting to up to US$ 1.1 billion (€ 995.5 million). MorphoSys also receives tiered royalties in a mid-teen to mid-twenties percentage of net sales of Monjuvi® outside the U.S. In the U.S., MorphoSys and Incyte co-commercialize Monjuvi®, with MorphoSys being responsible for the commercial relationship with the end customer, which also comprises the deliveries of the drug and the collection of the related cash inflows. The revenues from product sales of Monjuvi® are, therefore, recognized by MorphoSys, as it is the principal of the transaction. Incyte and MorphoSys are jointly responsible for the commercialization activities in the U.S. and will equally share any profits and losses (50/50 basis). Outside the U.S., Incyte has received exclusive commercialization rights, determines the commercialization strategy and is responsible for the commercial relationship with the end customer, including the deliveries of the drug and the collection of the related cash inflows. Therefore, Incyte will recognize all revenues generated from sales of tafasitamab outside the U.S. and will pay royalties to MorphoSys on these sales. As part of the agreement, MorphoSys recorded the balance sheet items "Financial Assets from Collaborations" and "Financial Liabilities from Collaborations." The financial asset represents MorphoSys’s current reimbursement claim against Incyte from the expected future losses associated with the U.S. commercialization activities (as Incyte has agreed to compensate MorphoSys for 50% of said losses) measured at fair value. The financial liability, measured initially at fair value, represents Incyte’s prepaid entitlement to future profit sharing on sales of Monjuvi® in the U.S. (as MorphoSys will share 50% of these profits with Incyte). Incyte has already acquired this right with the payments made in 2020; therefore, a liability had to be recognized at that time. The basis for the initial valuation at fair value was the corporate planning and its shared profits and losses thereof in connection with the commercialization activities of MorphoSys and Incyte in the United States for the years ahead. The financial asset is subsequently measured at fair value through profit or loss and the financial liability at amortized cost using the effective interest method. Any resulting effective interest is recognized in the finance result. The basis for the valuation at fair value is the corporate planning and its shared profits and losses thereof in connection with the commercialization activities of MorphoSys and Incyte in the U.S. for the years ahead. Cash flows from the profits and losses shared equally between the two parties are generally recognized directly against the financial asset or financial liability. Differences between the planned and actual cash flows from the financial asset or financial liability are recorded in the finance result. Effects resulting from changes in planning estimates regarding the expected net cash flows from financial assets and financial liabilities are also recognized in the finance result. The initial effective interest rate continues to be applied for the subsequent measurement of the financial liability, whereas the current yield curve is used for the financial assets. Foreign currency translation effects from the financial asset or financial liability are also recognized in the finance result. The planning assumptions are influenced by estimates and mainly comprise revenues and costs for the production and sale of Monjuvi® in the U.S., the discount rate and the expected term of cash flows. Revenues are affected by variable influencing factors such as patient numbers and the number of doses of Monjuvi® administered, as well as the price that can be obtained in the market. Costs include the manufacturing costs for these doses of Monjuvi® and other cost components for e.g. sale, transport, insurance, and packaging. To determine the fair value of financial assets from collaborations, expected cash inflows from Incyte‘s planned losses resulting from the co-promotion activities of Monjuvi® in the U.S. are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account Incyte‘s credit risk. The expected cash outflows are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account the credit risk of MorphoSys. The term is the estimated time period over which Monjuvi® will generate benefits in the approved indication and therefore the expected term of product sales in the U.S. These estimates are based on assumptions that are jointly arrived at and approved quarterly by the responsible departments at MorphoSys and Incyte. Financial assets and financial liabilities from collaborations are furthermore subject to significant uncertainties from currency exchange rate developments. As of December 31, 2023, US$ 3.8 million (€ 3.4 million) were recognized as a current financial asset and US$ 6.1 million (€ 5.5 million) as a current financial liability and US$ 120.3 million (€ 108.9 million) as a non-current financial liability as result of the collaboration with Incyte. As of December 31, 2022, € 0.0 million of current financial assets, € 2.5 million of current financial liabilities and € 217.8 million of non-current financial liabilities were recognized. The change is mainly resulting from changes in internal planning assumptions in the fourth quarter 2023 regarding the expected net cash flows related to financial liabilities from collaborations. For this purpose, an amount of € 107.8 million was recognized in financial income. Changes resulted mainly from lower expected future sales revenues for Monjuvi® in the USA. Additionally, income for foreign currency valuation in the amount of € 7.7 million as well as effects from cash payments of € 2.4 million were recognized. This was offset by expense from the application of the effective interest method in the amount of € 8.8 million. MorphoSys and Incyte will also share the development costs for the jointly initiated worldwide and U.S.-specific clinical trials at a ratio of 55% (Incyte) to 45% (MorphoSys). This 45% share of development costs borne by MorphoSys is included in research and development costs. Should MorphoSys provide services in excess of this 45% share, MorphoSys will be entitled to a compensation claim against Incyte, which will qualify as revenue in accordance with IFRS 15. Related expenses for the provision of the service are recognized as cost of sales. Conversely, MorphoSys has to bear additional research and development expenses if Incyte performs more than 55% of the total clinical trial services. In addition, Incyte will assume 100% of future development costs for clinical trials in countries outside the United States, which are conducted in Incyte’s own responsibility. Incyte has the option to obtain development services from MorphoSys for this purpose. If this option is exercised, the related income will be recognized as revenue. The Company Group Management Report Financial Statements Additional Information 136 ›› Notes

The Company | Group Management Report | Financial Statements » Notes | Additional Information 137

The financial assets from collaborations are classified at FVTPL and their measurement is based on the above-mentioned partly unobservable parameters. This results in a fair value classification in the Level 3 measurement hierarchy. The assets changed in 2023 as follows:

| in 000' € | 2023 | 2022 |
|---|---|---|
| Balance as of January 1 | 0 | 16,730 |
| Additions | 0 | 0 |
| Cash Receipts | 0 | (23,768) |
| Through Profit or Loss (in Finance Income/Expenses) | 3,410 | 7,038 |
| **Balance as of December 31** | **3,410** | **0** |

The estimates underlying the financial liabilities from collaboration are subject to a sensitivity analysis below. This would have resulted in the following effects on the carrying amount of the financial liabilities from collaborations as of December 31, 2023 and December 31, 2022. In each case, one planning assumption is changed and all other estimates are kept constant.

| in million € | 12/31/2023 +1% | 12/31/2023 (1)% | 12/31/2022 +1% | 12/31/2022 (1)% |
|---|---|---|---|---|
| Change in Price obtained in the Market (revenue related) | 4.0 | (4.0) | 5.5 | (5.5) |
| Change in Patient Numbers and Number of Doses administered (revenue related) | 3.5 | (3.5) | 4.9 | (4.9) |
| Change in Manufacturing Costs and other Cost Components (cost related) | (2.8) | 2.8 | (3.3) | 3.3 |
| Change in Patient Numbers and Number of Doses administered (cost related) | (0.4) | 0.4 | (0.5) | 0.5 |

For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.

## 4.20 Financial Liabilities from Future Payments to Royalty Pharma

In 2021, a royalty purchase agreement and a revenue participation agreement were concluded with Royalty Pharma. In addition, a development funding bond was agreed, which was issued during fiscal year 2022. These agreements are summarized in the balance sheet item "Financial Liabilities from Future Payments to Royalty Pharma" (hereinafter referred to as "Royalty Pharma - Financial Liability").

| in 000' € | 2023 | 2022 |
|---|---|---|
| Royalty Pharma - Financial Liability | 1,058,317 | 1,141,884 |
| thereof short-term | 111,028 | 102,171 |
| thereof long-term | 947,289 | 1,039,713 |
| Development Funding Bond | 377,847 | 358,590 |
| thereof short-term | 8,784 | 0 |
| thereof long-term | 369,064 | 358,590 |
| **Financial Liabilities from Future Payments to Royalty Pharma** | **1,436,165** | **1,500,474** |
| thereof short-term | 119,811 | 102,171 |
| thereof long-term | 1,316,353 | 1,398,303 |

### Royalty Pharma - Financial Liability

The "Royalty Pharma - Financial Liability" changed as follows in 2023 and 2022:

| in 000' € | 2023 | 2022 |
|---|---|---|
| Balance as of January 1 | 1,141,884 | 1,193,557 |
| Addition | 0 | 0 |
| Amortizations from Effective Interest Method | 56,623 | 66,672 |
| Changes from Adjustments to Planning Assumptions | -23,746 | -28,285 |
| Transfer of Assigned License Revenues to Royalty Pharma | -110,957 | -96,897 |
| Foreign Currency Translation Differences from Consolidation | -5,487 | 6,837 |
| **Balance as of December 31** | **1,058,317** | **1,141,884** |

This financial liability represents MorphoSys' (and Royalty Pharma's) obligation under the royalty purchase agreement to pass on certain future royalty revenues to Royalty Pharma in the form of royalties and milestones. This includes 100% of MorphoSys' entitlement since April 1, 2021 for royalties from net sales of Tremfya from Janssen passed on to Royalty Pharma. Also included in the financial liability is Constellation's obligation to transfer 3% of future net sales of clinical-stage compounds (pelabresib and tulmimetostat) to Royalty Pharma under the revenue participation agreement. If net sales of pelabresib exceed US$ 30.00 million (€ 27.1 million) in any fiscal year, an additional payment of US$ 50.00 million (€ 45.2 million) will be due. However, the rights to the underlying intellectual property of pelabresib and tulmimetostat remain with MorphoSys.

In addition, a contingent payment from Royalty Pharma to MorphoSys of up to US$ 100.00 million (€ 90.5 million) was agreed, which is subject to the achievement of certain clinical, regulatory and commercial milestones for otilimab from GSK, gantenumerab from Roche and pelabresib from Constellation.

The financial liability was measured at fair value at the date of inception (July 15, 2021). The initial measurement at fair value was based on corporate planning and the resulting net sales for the coming years, reduced by the market

The Company Group Management Report **Financial Statements** Additional Information 138
›› Notes

inequity in fiscal year 2021 described under "Development Financing Bond" (see below). There is no cash inflow and outflow at MorphoSys, as the agreed royalty percentages are paid directly by Janssen to Royalty Pharma. The cash flows from the transfer of assigned license revenues are generally recognized directly against the financial liability with no effect on profit or loss. Deviations of the actual cash flows from the original planning are recognized in finance income/expenses. Effects resulting from changes in the planning assumptions regarding the expected net cash flows are also recognized in finance income/expenses. The initial effective interest rate continues to be used for the subsequent measurement of the financial liability, as the financial liability is measured at amortized cost using the effective interest method. Royalty revenue from any product sales will continue to be recognized in profit or loss by MorphoSys, which acts as the principal.

The planning assumptions are influenced by estimates and mainly relate to the expected revenues from Tremfya, pelabresib and tulmimetostat and the expected term of the cash flows. Revenues are influenced by variable factors such as patient numbers and the number of doses administered as well as the price that can be achieved in the market. The estimated figures are also subject to exchange rate fluctuations, as the planning is made in USD, but payment has been agreed in euros. The term represents the estimated period over which Tremfya in the approved indication and pelabresib and tulmimetostat will generate future cash inflows and thus the expected duration of product sales. The above estimates are weighted with an expected probability of obtaining regulatory approval. The cash inflows and outflows represent an estimate of future revenues and costs from the out-licensed products and are subject to a significant degree of judgment. These estimates are based on assumptions that are developed and approved by the responsible departments of MorphoSys on a quarterly basis.

The estimates underlying the "Royalty Pharma - Financial Liability" are subject to a sensitivity analysis below. This would have resulted in the following effects on the carrying amount of the Royalty Pharma financial liability measured at amortized cost as of December 31, 2023, and December 31, 2022. In each case, one planning assumption is changed and all other estimates are kept constant.

| | 12/31/2023 | | 12/31/2022 | |
|---|---|---|---|---|
| in million € | +1% | (1)% | +1% | (1)% |
| Change in variable Factors on Revenues | 10.6 | -10.6 | 11.4 | -11.4 |
| Change in Foreign Exchange Rate for future Royalties and Net Sales | 0.2 | -0.2 | 0.0 | 0.0 |

## Development Funding Bond

The development funding bond changed as follows in 2023 and 2022:

| in 000' € | 2023 | 2022 |
|---|---|---|
| Balance as of January 1 | 358,590 | 62,619 |
| Cash Receipts | 0 | 295,421 |
| Amortizations from Effective Interest Method | 32,414 | 11,746 |
| Foreign Currency Translation Differences from Consolidation | (13,157) | (11,196) |
| **Balance as of December 31** | **377,847** | **358,590** |

As all of the agreements with Royalty Pharma in 2021 were entered into on an arm's length basis, it can be assumed that the consideration paid by Royalty Pharma corresponds in total to the fair value of the liabilities entered into. However, as the implied interest rate on the development funding bond individually is 13.3%, which is higher than the market interest rate of 6.3% (as of 2021), it can be assumed that part of the consideration is to be considered as compensation for the market inequity (in the amount of the present value of the interest rate differential) of the development funding bond. Accordingly, for the agreed minimum amount of US$ 150.0 million (equivalent to € 147.7 million), the "Royalty Pharma - Financial Liability" was reduced by US$ 69.0 million (€ 58.4 million), and this amount was allocated to the development funding bond as compensation for the market inequity. The development funding bond is measured using the effective interest method.

Due to the issue amount exceeding the agreed minimum amount of US$ 150.0 million (equivalent to € 147.7 million), there is a difference in the transaction price and the fair value at initial recognition of the development funding bond at the time of payment in 2022. This is determined using the present value of the interest rate difference between the nominal interest rate of 13.3% and a market interest rate of 7.5% (as of 2022) and was measured in the amount of US$ 57.6 million (equivalent to € 56.7 million). The resulting fair value is higher than the amount paid out, so that the difference is to be regarded as a loss on initial recognition of the financial liability and recognized as a deferral. This results from the fact that the fair value of this financial liability is not evidenced by a quoted market price in an active market for an identical liability, nor by a valuation technique that uses only data from observable markets. The deferral of the initial measurement loss is recorded in the same balance sheet line item as the development funding bond. The deferral is amortized over the life of the bond based on the performance of the bond.

The development of the deferral of the initial measurement loss 2023 can be seen in the following table. The initial measurement loss is included as a deferral with a debit amount in the development funding bond.

The Company Group Management Report **Financial Statements** Additional Information 139
›› Notes

| in 000' € | 2023 | 2022 |
|---|---|---|
| Balance as of January 1 | 52,862 | 0 |
| Addition | 0 | 56,738 |
| Amortization | (4,640) | (1,173) |
| Foreign Currency Translation Differences from Consolidation | (1,737) | (2,703) |
| **December 31** | **46,485** | **52,862** |

## 4.21 Stockholders' Equity

### 4.21.1 Common Stock

As of December 31, 2023, the Company had common stock in the amount of € 37,655,137 or 37,655,137 shares (December 31, 2022: € 34,231,943 or 34,231,943 shares), divided into 37,655,137 no-par-value bearer shares (December 31, 2022: € 34,231,943 or 34,231,943 shares). The increase in common stock resulted entirely from the new shares created in the context of the capital increase in December 2023.

With the exception of the 53,685 treasury shares (€ 53,685) held by the Company (December 31, 2022: 65,980 treasury shares or € 65,980), the shares concerned are bearer shares with dividend entitlements and voting rights, with each share carrying one vote at the Annual General Meeting.

The development of the equity of the parent company MorphoSys AG (including the assessment with regard to the provision of Section 92 German Stock Corporation Act) as well as of MorphoSys Group is closely monitored by the Management Board. In addition, the company is closely monitoring the liquidity situation of MorphoSys Group and of MorphoSys AG, and believes that MorphoSys has sufficient liquid funds to ensure business operations for the forecast period (at least twelve months from the issuance date of the consolidated and statutory financial statements), which is subject to the going-concern assessment, without requiring additional proceeds from external refinancing. Any potential cashflows resulting from the Novartis Business Combination Agreement as announced on February 5, 2024, were not considered in the recent corporate planning.

Based on the company's recent corporate planning, which also incorporates the additionally released positive cash impacts from the sale of tafasitamab to Incyte as announced on February 5, 2024, MorphoSys believes that its liquidity is sufficient to finance its operational activities until early 2026, including the convertible bonds repayment. Any potential cashflows resulting from the Novartis Business Combination Agreement as announced February 5, 2024, were not considered in this recent corporate planning.

Under the Business Combination Agreement, Novartis agreed to use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to provide MorphoSys with the financial resources required following completion of the Novartis Takeover Offer to enable MorphoSys to pay any obligations of MorphoSys arising from the implementation of the Novartis Takeover Offer as and when due, for example, but not limited to, the obligation from the convertible bonds and the obligations arising form the long-term incentive plans, each to the extent triggered by the completion of the Novartis Takeover Offer.

For the unlikely case that Novartis would withdraw its takeover offer and MorphoSys consequently would remain a stand-alone company, management would need to assess different financing options to ensure the going-concern assumption beyond early 2026 according to regulatory requirements. Management would then consider both non-dilutive financing options, such as out-licensing of (pre-) clinical assets or the sale of potential future royalties, but also considers accessing the capital markets by way of issuance of new shares or share instruments (ADSs) and/or issuance or refinancing of convertible debt.

At the time of this report, the Management Board is not aware of any imminent risks, neither individually nor collectively, that could affect the company as a going concern.

For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.

### 4.21.2 Authorized Capital

In comparison to December 31, 2022, the number of authorized ordinary shares decreased from 9,195,696 (€ 9,195,696) to 8,909,562 (€ 8,909,562). At the Annual General Meeting on May 17, 2023, Authorized Capital 2023-I in the amount of € 6,846,388 and Authorized Capital 2023-II in the amount of € 3,423,194, was newly created. The reduction of Authorized Capital 2019-I in the amount of € 46,246, the reduction of Authorized Capital 2021-I in the amount of € 4,861,376, the reduction of Authorized Capital 2021-II in the amount of € 1,951,452 and the reduction of Authorized Capital 2021-III in the amount of € 273,448 had an offsetting effect.

Under the Authorized Capital 2023-I, the Management Board is authorized, with the consent of the Supervisory Board, to increase the Company's share capital on one or several occasions until and including May 16, 2028 against cash and/or non-cash contributions by a total of up to € 6,846,388 by issuing up to 6,846,388 new no-par-value bearer shares.

Under the Authorized Capital 2023-II, the Management Board is authorized, with the consent of the Supervisory Board, to increase the Company's share capital on one or several occasions until and including May 16, 2028 against cash and/or non-cash contributions by a total of up to € 3,423,194 by issuing up to 3,423,194 new no-par-value bearer shares.

On December 14, 2023, a total of 3,423,194 shares were issued from Authorized Capital 2023-II. The Authorized Capital 2023-II was thus fully utilized. The cash increase was recorded in the commercial register on December 15, 2023.

Pursuant to the Company's Articles of Association, the shareholders may authorize the Management Board to increase the share capital with the consent of the

The Company Group Management Report **Financial Statements** Additional Information 140
›› Notes

Supervisory Board within a period of five years by issuing shares for a specific total amount referred to as authorized capital (Genehmigtes Kapital), which is a concept under German law that enables the company to issue shares without going through the process of obtaining an additional shareholders' resolution. The aggregate nominal amount of the authorized capital created by the shareholders may not exceed half of the share capital existing at the time of registration of the authorized capital in the commercial register.

### 4.21.3 Conditional Capital

In comparison to December 31, 2022, the number of ordinary shares of conditional capital decreased from 6,804,134 (€ 6,804,134) to 6,688,406 (€ 6,688,406). In the course of this General Meeting on May 17, 2023, the Conditional Capital 2016-III was reduced by € 115,728.

Although shareholders may resolve to amend or create conditional capital (Bedingtes Kapital), they may do so only to issue conversion or subscription rights to holders of convertible bonds in preparation for a merger with another company or to issue subscription rights to employees and members of the Management Board of the Company or of an affiliated company by way of consent or authorizing resolution. According to German law, the aggregate nominal amount of the conditional capital created at the shareholders' meeting may not exceed half of the share capital existing at the time of the shareholders' meeting adopting such resolution. The aggregate nominal amount of the conditional capital created for the purpose of granting subscription rights to employees and members of the management of our Company or of an affiliated company may not exceed 10% of the share capital existing at the time of the shareholders' meeting adopting such resolution.

### 4.21.4 Treasury Stock

In the years 2023, 2022 and 2021, the Group did not repurchase any of its own shares. The composition and development of this line item are listed in the table below.

| | Number of Shares | Value |
|---|---|---|
| Balance as of December 31, 2020 | 131,414 | 4,868,744 |
| Transfer in 2021 | (48,260) | (1,783,690) |
| Balance as of December 31, 2021 | 83,154 | 3,085,054 |
| Transfer in 2022 | (17,174) | (634,751) |
| Balance as of December 31, 2022 | 65,980 | 2,450,303 |
| Transfer in 2023 | (12,295) | (454,423) |
| Balance as of December 31, 2023 | 53,685 | 1,995,880 |

On December 31, 2023, the Company held 53,685 treasury shares with a value of € 1,995,880 – a decrease of € 454,423 compared to December 31, 2022 (65,980 shares, € 2,450,303). The reason for this decrease was the transfer of 12,295 treasury shares amounting to € 454,423 to the Management Board and selected employees of the Company (beneficiaries) from the 2019 Long-Term Incentive Plan (LTI Plan). The vesting period for this LTI Plan expired on April 1, 2023, and offered beneficiaries a six-month period until November 3, 2023, to receive a total of 12,295 shares.

Consequently, the number of MorphoSys shares owned by the Company as of December 31, 2023, was 53,685 (December 31, 2022: 65,980) and the number of outstanding shares amounted to 37,601,452 (December 31, 2022: 34,165,963). The repurchased shares may be used for all of the purposes named in the authorization granted by the Annual General Meeting on May 23, 2014, particularly for existing and future employee stock option programs and/or to finance acquisitions. The shares may also be redeemed.

### 4.21.5 Additional Paid-in Capital

As of December 31, 2023, the capital reserve amounted to € 938,088,474 (December 31, 2022: € 833,708,724). The increase by a total of € 104,379,750 resulted mainly from the capital increase in December 2023 (€ 99,272,626, before costs for raising equity totaling € 6,650,567). In addition, additional paid-in-capital increased due to the sale of the investment in adivo GmbH on June 7, 2023. The gain on the disposal amounted to € 6,271,775 and was recognized in equity due to the recycling from other comprehensive income. Furthermore, the increase is attributable to the allocation of personnel expenses from share-based payments in the amount of € 5,940,339. Part of the increase was offset by a decline that resulted from the reclassification of treasury shares related to share allocations from the 2019 Long-Term Incentive Plan in the amount of € 454,423.

### 4.21.6 Other Comprehensive Income Reserve

On December 31, 2023, this reserve included changes in the fair value of equity instruments of € 331,972 (December 31, 2022: € (27,486)) recognized directly in equity, as well as currency translation differences from consolidation of € 88,103,480 (December 31, 2022: € 115,354,088). The currency translation differences from consolidation included exchange rate differences from the revaluation of the financial statements of Group companies prepared in foreign currencies and differences between the exchange rates used in the balance sheet and income statement.

### 4.21.7 Accumulated Deficit

The consolidated net loss for the year of € 189,734,199 is reported under "accumulated deficit." As a result, the accumulated deficit increased from € 823,407,416 in 2022 to € 1,013,133,943 in 2023.

5 Remuneration System for the Management Board and Employees of the Group 5.1 Equity-Settled Share-Based Payment Transactions 5.1.1 Stock Option Plans 2017 Stock Option Plan On April 1, 2017, MorphoSys AG established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The vesting/performance period has ended on March 31, 2021. The performance criteria were set at 110%. Each stock option thus grants 1.1 subscription rights to shares in the Company. The number of subscription rights vested per year were calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The exercise price is € 55.52. The exercise period is three years after the end of the four-year vesting period/ performance period, which is March 31, 2024. Based on the performance criteria achieved, 72,650 stock options can be exercised; this corresponds to 79,935 shares. Of these, the Management Board can exercise 0 stock options (0 shares), the members of the Executive Committee can exercise 4,018 stock options (4,421 shares) and other current and former employees of the Company can exercise 68,632 stock options (75,514 shares). As of December 31, 2023, 0 stock options have been exercised, representing 0 shares. In 2023, personnel expenses from stock options under the Group’s 2017 SOP amounted to € 0 based on the fair value on the grant date (2022: € 0; 2021: € 2,757). 2018 Stock Option Plan On April 1, 2018, MorphoSys AG established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The vesting/performance period has ended March 31, 2022. The program’s performance criteria were set at 60%. Each stock option grants up to 0.6 subscription rights to shares in the Company. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The exercise price is € 81.04. The exercise period is three years after the end of the four-year vesting period/ performance period, which is March 31, 2025. Based on the performance criteria achieved, 63,127 stock options can be exercised; this corresponds to 37,901 shares. Of these, a member of the Management Board can exercise 0 stock options (0 shares), members of the Executive Committee can exercise 3,854 stock options (2,314 shares) and other current and former employees of the Company can exercise 63,924 stock options (35,587 shares). As of December 31, 2023, 0 stock options have been exercised, representing 0 shares. In 2023, personnel expenses from stock options under the Group’s 2018 SOP amounted to € 0 based on the fair value on the grant date (2022: € (14,267); 2021: € 52,795). 2019 Stock Option Plan On April 1, 2019, MorphoSys AG established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The vesting/performance period period has ended on March 31, 2023. The performance criteria were set at 29%. Based on this target achievement, each stock option leads to the same amount of subscription rights to shares in the Company. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The exercise price is € 87.86. The exercise period is three years after the end of the four-year vesting period/ performance period, which is March 31, 2026. Based on the performance criteria achieved, the Management Board and selected employees of the Company (beneficiaries) can receive in total 19,935 shares (19,935 stock options). Thereof, 0 shares can be transferred to a member of the Management Board, 1,220 shares to other members of the Executive Committee and 18,715 shares to other current and former employees of the Company. As of December 31, 2023, 0 shares were transferred to the beneficiaries. On October 1, 2019, MorphoSys established a further stock option plan (SOP plan) for one member of the Management Board. The terms and conditions were identical to those of the April 1, 2019 program. The vesting period/performance period has ended on September 30, 2023. The performance criteria were set at 57%. Based on this target achievement, each stock option leads to the same amount of subscription rights to shares in the Company. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The exercise price is € 106.16. The exercise period is three years after the end of the four-year vesting period/ performance period, which is September 30, 2026. Based on the performance criteria achieved, one member of the Management Board can receive in total 32,535 The Company Group Management Report Financial Statements Additional Information 141 ›› Notes

shares. As of December 31, 2023, 0 stock options have been exercised by the beneficiaries. In 2023, personnel expenses from stock options under the Group’s 2019 SOP amounted to € 51,358 based on the fair value on the grant date (2022: € 218,126.43; 2021: € 625,806). 2020 Stock Option Plan On April 1, 2020, MorphoSys AG established a stock option plan (SOP) for the Management Board and selected employees of the Company (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was April 21, 2020, and the vesting/performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four-year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%. The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 93.66. MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2016-III, through the issue of treasury shares, or in cash should the exercise from Conditional Capital 2016-III not be possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is March 31, 2027. In the event of a departure from the Company, the beneficiaries generally retain the stock options that have vested by the time of their departure. In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all unexercised stock options forfeit without entitlement to compensation. If an accumulated period of absence of more than 90 days occurs during the four-year vesting period/performance period, 1/48 of the stock options granted are forfeited for each up to 30 days of absence. A period of absence is defined as absence due to illness, continued payment of remuneration in the event of illness or a suspended service or employment relationship without continued payment of remuneration. If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period. In 2023, personnel expenses from stock options under the Group’s 2020 SOP amounted to € 110,703 based on the fair value on the grant date (2022: € 481,879; 2021: € 1,033,944). 2021 Stock Option Plan On October 1, 2021, MorphoSys AG established a stock option plan (SOP) for selected employees of Constellation (beneficiaries). The program is considered an equity-settled share-based payment and is accounted for accordingly. The grant date was October 29, 2021, and the vesting/ performance period is four years. Each stock option grants up to two subscription rights to shares in the Company. The subscription rights vest each year by 25% within the four- year vesting period, provided that the performance criteria specified for the respective period have been 100% fulfilled. The number of subscription rights vested per year is calculated based on the key performance criteria of the absolute and relative MorphoSys share price performance compared to the Nasdaq Biotech Index and the TecDAX Index. The program’s performance criteria can be met annually up to a maximum of 200%. If the share price development falls short of the program’s performance parameters, the target achievement for that year is 0%. The exercise price, derived from the average market price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange from the 30 trading days prior to the issue of the stock options, is € 44.91. MorphoSys reserves the right to settle the exercise of stock options using either newly created shares from Conditional Capital 2020-I, through the issue of treasury shares, or in cash should the exercise from Conditional Capital 2020-I not be possible. The exercise period is three years after the end of the four-year vesting period/performance period, which is September 30, 2028. In the event of a departure from the Company, the beneficiaries generally retain the stock options that have vested by the time of their departure. In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all unexercised stock options forfeit without entitlement to compensation. If a change of control occurs during the four-year vesting period, the stock options will become fully vested. In this case, however, the right to exercise the stock options arises only at the end of the four-year vesting period. In 2023, personnel expenses from stock options under the Group’s 2021 SOP amounted to € 124,064 based on the fair value on the grant date (2022: € 796,616; 2021 € 711,223:). The Company Group Management Report Financial Statements Additional Information 142 ›› Notes

The Company Group Management Report **Financial Statements** › Notes Additional Information 143

### Development of Stock Option Plans and Fair Value

The table below shows the development of the stock option plans in the financial year 2023.

| | April 2017 Stock Option Plan | April 2018 Stock Option Plan | April 2019 Stock Option Plan | October 2019 Stock Option Plan | April 2020 Stock Option Plan | October 2021 Stock Option Plan |
|---|---|---|---|---|---|---|
| **Outstanding on January 1, 2023** | **68,305** | **63,127** | **68,641** | **57,078** | **95,275** | **125,135** |
| Granted | 0 | 0 | 0 | 0 | 0 | 0 |
| Adjustment due to Performance Criteria | 0 | 0 | (48,706) | (24,543) | 0 | 0 |
| Exercised | 0 | 0 | 0 | 0 | 0 | 0 |
| Forfeited | 0 | 0 | 0 | 0 | (384) | (17,918) |
| Expired | 0 | 0 | 0 | 0 | 0 | 0 |
| **Outstanding on December 31, 2023** | **68,305** | **63,127** | **19,935** | **32,535** | **94,891** | **107,217** |
| Exercisable on December 31, 2023 | 68,305 | 63,127 | 19,935 | 32,535 | 0 | 0 |
| Weighted-average Exercise Price (€) | 55.52 | 81.04 | 87.86 | 106.16 | 93.66 | 44.91 |

The fair value of the stock options from the 2019, 2020 and 2021 stock option plans was determined using a Monte Carlo simulation. The expected volatility is based on the development of the share volatility of the last four years. Furthermore, the calculation of fair value equally considered the performance criteria of the absolute and relative performance of MorphoSys shares compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The parameters and fair value of each program are listed in the table below.

| | April 2019 Stock Option Plan | October 2019 Stock Option Plan | April 2020 Stock Option Plan | October 2021 Stock Option Plan |
|---|---|---|---|---|
| Share Price on Grant Date in € | 85.00 | 98.10 | 94.90 | 40.75 |
| Exercise Price in € | 87.86 | 106.16 | 93.66 | 44.91 |
| Expected Volatility of the MorphoSys share in % | 37.76 | 38.02 | 39.86 | 40.51 |
| Expected Volatility of the Nasdaq Biotech Index in % | 18.61 | 18.17 | 25.32 | 24.95 |
| Expected Volatility of the TecDAX Index in % | 26.46 | 24.82 | 20.48 | 22.17 |
| Performance Term of Program in Years | 4 | 4 | 4 | 4 |
| Dividend Yield in % | n/a | n/a | n/a | n/a |
| Risk-free Interest Rate in % | between 0.02 and 0.13 | between 0.00 and 0.02 | between (0.55) and (0.83) | between (0.70) and (0.22) |
| **Fair Value on Grant Date in €** | **31.81** | **35.04** | **38.20** | **16.67** |

5.1.2 Long-Term Incentive Programs 2019 Long-Term Incentive Plan On April 1, 2019, MorphoSys AG established Long-Term Incentive Plan (Performance Share Plan) for the Management Board and selected employees of the Company (beneficiaries). The vesting period for this LTI Plan expired on November 3, 2023. The program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan and will be paid out in ordinary shares (performance shares) of MorphoSys AG if predefined key performance criteria are achieved. These criteria are evaluated annually by the Supervisory Board. The performance criteria were based on a mathematical comparison of the absolute and relative performance of the MorphoSys share price against the Nasdaq Biotech Index and the TecDAX Index. Achievement of these criteria was set at 25%. In addition, the Supervisory Board set a “company factor” as 1, which determines the number of performance shares to be issued. Based on these conditions and the set factor, 12,295 performance shares of MorphoSys AG were transferred to the beneficiaries after the four-year vesting period in the period ending November 3, 2023. A member of the Management Board received 157 performance shares (for further information, see the tables entitled “Shares” and “Performance Shares” in Note 5.3 “Related Parties”), and members of the Executive Committee received 157 performance shares. A total of 11,981 performance shares were granted to other current and former employees of the Company. In 2023, personnel expenses resulting from performance shares under the Group’s 2019 LTI Plan amounted to € 2,325 based on the fair value on the grant date (2022: € 25,278; 2021: € 190,767). Development of Long-Term Incentive Plans and Fair Value The table below shows the development of the LTI plans in the financial year 2023. April 2019 Long-Term Incentive Program Outstanding on January 1, 2023 18,821 Granted 0 Adjustment due to Performance Criteria (6,526) Exercised (12,295) Forfeited 0 Expired 0 Outstanding on December 31, 2023 0 Exercisable on December 31, 2023 0 Weighted-average Exercise Price (€) n/a The fair value of the performance shares from the Long- Term Incentive Plan from 2019 has been determined using a Monte Carlo simulation. The expected volatility is based on the development of the share volatility of the last four years. Furthermore, the calculation of fair value equally considered the performance criteria of the absolute and relative performance of MorphoSys shares compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The parameters and the fair value of each program are listed in the table below. April 2019 Long-Term Incentive Program Share Price on Grant Date in € 85.00 Exercise Price in € n/a Expected Volatility of the MorphoSys share in % 37.76 Expected Volatility of the Nasdaq Biotech Index in % 18.61 Expected Volatility of the TecDAX Index in % 26.46 Performance Term of Program in Years 4 Dividend Yield in % n/a Risk-free Interest Rate in % between 0.02 and 0.13 Fair Value on Grant Date in € 106.85 The Company Group Management Report Financial Statements Additional Information 144 ›› Notes

5.1.3 Restricted Stock Unit Plan (RSUP) 2021 Restricted Stock Unit Plan (RSUP) On April 1, 2021, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance-related share plan (Restricted Stock Unit Plan – RSUP) and is paid out in shares of MorphoSys AG that are to be created from authorized capital provided predefined performance criteria have been fulfilled. The term of the plan is three years and includes three one-year performance periods. If the predefined performance criteria for the respective period are 100% met, 33.3% of the performance shares become vested in each year. The number of performance shares vested per year is calculated based on the key performance criteria of MorphoSys US Inc. and the MorphoSys share price performance during the annual performance period. The performance criteria can be met up to a maximum of 125% per year. If less than 0% of the defined performance criteria are met in any one year, no shares will be vested for that year. At the end of the total three-year performance period, the corresponding number of shares eventually vested is calculated, and the shares created from authorized capital are transferred from the Company to the beneficiaries. MorphoSys reserves the right to pay a specific amount of the LTI Plan in cash at the end of the performance period, equal to the value of the performance shares granted. If a beneficiary loses his office or terminates his employment with MorphoSys US Inc. prior to the end of a performance period, the beneficiary will generally be entitled to all vested restricted stock units for already completed one-year performance periods. All remaining restricted stock units are forfeited without entitlement to compensation. The fair value of the restricted shares granted on April 1, 2021, in accordance with the grant dates or measurement dates for each of the three performance periods were € 44.63 per share on August 6, 2021, € 18.46 per share on June 15, 2022, and € 18.96 per share as of 18. April 2023. On October 1, 2021, MorphoSys established a Long-Term Incentive Plan in the form of a restricted stock unit plan (RSUP) for certain employees of MorphoSys US Inc. (beneficiaries). The terms and conditions were identical to those of the April 1, 2021 program, except that the performance criteria can be met up to a maximum of 175% per year. The fair value of the restricted shares granted on October 1, 2021, in accordance with the grant dates or measurement dates for each of the three performance periods were € 40.50 per share on October 1, 2021, € 18.46 per share on June 15, 2022, and € 18.96 per share on April 18, 2023. In 2023, personnel expenses of the Group from the MorphoSys US Inc. 2021 RSU Plan amounted to € (27,091) based on the fair values (2022: € (219,040); 2021: € 1,260,750). 2022 Restricted Stock Unit Plan (RSUP) On June 1, 2022, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for certain employees of MorphoSys US Inc. and the Constellation Pharmaceuticals, Inc. (beneficiaries). This program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance- related share plan (Restricted Stock Unit Plan – RSUP) and is paid out in shares of MorphoSys AG created from authorized capital when predefined key performance criteria are achieved. The plan has a term of three years and comprises three performance periods with a term of one year each. If the predefined performance criteria for the respective period are 100% met, 33% of the performance shares become vested in each year. The number of shares vested per year is calculated based on key performance criteria of MorphoSys US entities during the annual performance period. The performance criteria can be met annually up to a maximum of 175%. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year. After the end of the total three-year performance period, the final number of shares vested is calculated, and the shares created through authorized capital are transferred from the Company to the beneficiaries. MorphoSys reserves the right to pay a certain amount of the LTI Plan in cash equal to the amount of the performance shares at the end of the performance period. If a beneficiary ceases to hold office or is no longer employed at MorphoSys US Inc. or at Constellation Pharmaceuticals, Inc. before the end of a performance period, the beneficiary is generally entitled to all restricted stock units that have vested for previously completed one- year performance periods. All other restricted stock units will be forfeited without compensation. The fair value of the restricted stock units granted on June 1, 2022, according to the reporting date for the three performance periods amounted to € 18.46 per share on June 15, 2022, € 18.96 on April 18, 2023, and € 34.00 per share on December 31, 2023. As of June 1, 2022, U.S. beneficiaries had been granted 408,956 restricted shares. For the 2022 LTI Plan, the calculation of personnel expenses from share-based compensation was based on the assumption that beneficiaries would leave the Company during the three- year period, for which 40% of the shares granted are designated. On October 1, 2022, MorphoSys established a Long-Term Incentive Plan in the form of a restricted stock unit plan (RSUP) for certain employees of MorphoSys US Inc. and the Constellation Pharmaceuticals, Inc. (beneficiaries). The terms and conditions were identical to those of the June 1, 2022 programFor the calculation of the personnel expenses from share-based compensation, it was assumed for the 2022 LTI Plan that 20% of beneficiaries would leave the Company during the three-year period. The Company Group Management Report Financial Statements Additional Information 145 ›› Notes

The fair value of the restricted shares granted on October 1, 2022, in accordance with the grant dates or measurement dates for each of the three performance periods were €22.22 per share on October 18, 2022, € 18.96 on April 18, 2023 and €34.00 per share on December 31, 2023. In 2023, personnel expenses of the Group from the MorphoSys US entities 2022 RSU Plan amounted to € 2,549,992 based on the fair values (2022: € 444,718; 2021: € —). 2023 Restricted Stock Unit Plan (RSUP) On April 1, 2023, MorphoSys established a Long-Term Incentive Plan (LTI Plan) for certain employees of MorphoSys US Inc. and the Constellation Pharmaceuticals, Inc. (beneficiaries). This program is considered a share-based payment program with settlement in equity instruments and is accounted for accordingly. The LTI Plan is a performance- related share plan (Restricted Stock Unit Plan – RSUP) and is paid out in shares of MorphoSys AG created from authorized capital when predefined key performance criteria are achieved. The plan has a term of three years and comprises three performance periods with a term of one year each. If the predefined performance criteria for the respective period are 100% met, 33% of the performance shares become vested in each year. The number of shares vested per year is calculated based on key performance criteria of MorphoSys US entities during the annual performance period. The performance criteria can be met annually up to a maximum of 175%. If the specified performance criteria are met by less than 0% in one year, no shares will be earned for that year. After the end of the total three-year performance period, the final number of shares vested is calculated, and the shares created through authorized capital are transferred from the Company to the beneficiaries. MorphoSys reserves the right to pay a certain amount of the LTI Plan in cash equal to the amount of the performance shares at the end of the performance period. If a beneficiary ceases to hold office or is no longer employed at MorphoSys US Inc. or at Constellation Pharmaceuticals, Inc. before the end of a performance period, the beneficiary is generally entitled to all restricted stock units that have vested for previously completed one- year performance periods. All other restricted stock units will be forfeited without compensation. The fair value of the restricted stock units granted on April 1, 2023, according to the reporting date for the three performance periods amounted to € 18.96 per share on April 18, 2023, (fair value and grant date for first performance period) and 34.00 € per share on December 31, 2023. Targets have not yet been set for the second and third performance periods, and thus a grant date is not yet available. As of April 1, 2023, U.S. beneficiaries had been granted 494,979 restricted shares. In the period from April 1, 2023, to December 31, 2023, U.S. beneficiaries have left MorphoSys US Inc. and Constellation Pharmaceuticals, Inc., and therefore 53,646 restricted shares have expired. For the 2023 LTI Plan, the calculation of personnel expenses from share-based compensation was based on the assumption that beneficiaries would leave the Company during the three-year period, for which 40% of the shares granted are designated. On October 1, 2023, MorphoSys established a Long-Term Incentive Plan in the form of a restricted stock unit plan (RSUP) for certain employees of MorphoSys US Inc. and the Constellation Pharmaceuticals, Inc. (beneficiaries). The terms and conditions were identical to those of the April 1, 2023, program. 26,606 restricted shares were granted. For the calculation of the personnel expenses from share-based compensation, it was assumed for the 2023 LTI Plan that 40% of beneficiaries would leave the Company during the three-year period. The fair value of the restricted shares granted on October 1, 2023, in accordance with the grant dates or measurement dates for each of the three performance periods were € 26.60 per share as of October 24, 2023, and € 34.00 per share as of December 31, 2023. Targets have not yet been set for the second and third performance periods, and thus a grant date is not yet available. In 2023, personnel expenses of the Group from the MorphoSys US entities 2023 RSU Plan amounted to € 3,349,318 based on the fair values (2022: € —; 2021: € —). For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes. The Company Group Management Report Financial Statements Additional Information 146 ›› Notes

The Company Group Management Report **Financial Statements** » Notes Additional Information 147

### Development of RSUP with Equity-Settled Share-Based Payment

The table below shows the development of the performance shares under the MorphoSys RSU Plans in the financial year 2023.

| | MorphoSys US Inc. – April 2021 Restricted Stock Unit Plan | MorphoSys US Inc. – October 2021 Restricted Stock Unit Plan | MorphoSys US – June 2022 Restricted Stock Unit Plan | MorphoSys US - October 2022 Restricted Stock Unit Plan | MorphoSys US – April 2023 Restricted Stock Unit Plan | MorphoSys US Inc. – October 2023 Restricted Stock Unit Plan |
|---|---|---|---|---|---|---|
| **Outstanding on January 1, 2023** | **18,900** | **27,676** | **331,083** | **38,339** | **0** | **0** |
| Granted | 0 | 0 | 0 | 0 | 494,979 | 26,606 |
| Exercised | 0 | 0 | 0 | 0 | 0 | 0 |
| Forfeited | (3,639) | (2,738) | (65,179) | (8,115) | (53,646) | 0 |
| Expired | 0 | 0 | 0 | 0 | 0 | 0 |
| **Outstanding on December 31, 2023** | **15,261** | **24,938** | **265,904** | **30,224** | **441,333** | **26,606** |
| Exercisable on December 31, 2023 | 0 | 0 | 0 | 0 | 0 | 0 |
| Weighted-average Exercise Price (€) | n/a | n/a | n/a | n/a | n/a | n/a |

## 5.2 Cash-Settled Share-Based Payment Transactions

### 2020 Restricted Stock Unit Plan (RSUP)

On April 1, 2020, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The program was originally considered an equity-settled share-based payment transaction and was accounted for accordingly. As of December 31, 2022, it was decided to settle this program in cash.

The holding period/performance period expired on March 31, 2023. The performance criteria were based on the performance of MorphoSys US Inc. and the share price performance of MorphoSys AG during the annual performance period. The fulfillment of these performance criteria was set at 49%. Taking these conditions into account, a payout amount of € 290,378 resulted. This obligation was fulfilled in 2023.

On October 1, 2020, MorphoSys AG established a Long-Term Incentive Plan (LTI Plan) for selected employees of MorphoSys US Inc. (beneficiaries). The program was originally considered an equity-settled share-based payment transaction and was accounted for accordingly. As of September 30, 2023, it was decided to settle this program in cash. This resulted in a reclassification of €246,265 from Equity to Provisions. The holding period/performance period expired on September 30, 2023. The performance criteria were based on the performance of MorphoSys US Inc. and the share price performance of MorphoSys AG during the annual performance period. The fulfillment of these performance criteria was set at 71%. Taking these conditions into account, a payout amount of € 61,364 resulted. This obligation was fulfilled in 2023.

In 2023, personnel expenses of the Group from the MorphoSys US Inc. 2020 RSU Plan amounted to € (28,242) based on the fair values (2022: € (1,074,075); 2021: € (462,243)).

### 2020 Performance Share Unit Program

On April 1, 2020, MorphoSys established a Performance Share unit Program (PSU Program) for the Management Board and certain employees of the Company (beneficiaries). The program is considered a cash-settled, share-based payment and is accounted for accordingly. The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was April 21, 2020; the vesting period/performance period is four years. If the predefined performance criteria for the respective period are 100% met, 25% of the performance share units become vested in each year of the four-year vesting period. The number of performance share units vested per year is calculated on the basis of the performance criteria of the absolute and relative development of the MorphoSys share price compared to the development of the Nasdaq Biotech Index and the TecDAX Index. The performance criteria can be met each year up to a maximum of 200%. If the defined performance criteria are met by less than 0% in any one year, no performance share units will be earned for that year. However, the right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/performance period. After the end of the four-year vesting period, there is a three-month period during which the performance shares can be transferred from the Company to the beneficiaries. MorphoSys reserves the right to settle the PSU program at the end of the vesting period in MorphoSys AG’s own ordinary shares equal to the amount of the performance share units earned. The currently available treasury stock is not sufficient to settle the vested awards. MorphoSys therefore accounts for the plan only as a cash-settled share-based payment. In the event of a departure from the Company, the beneficiaries generally retain the performance share units that have vested by the time of their departure. In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all performance share units forfeit without entitlement to compensation. If an accumulated period of absence of more than twelve months occurs during the four-year vesting period/ performance period, 1/48 of the performance share units are forfeited for each month of absence. A period of absence is defined as an absence due to illness or a period of inactive service or employment without continued payment of remuneration. If a change of control occurs during the four-year vesting period, all performance share units will become fully vested. In this case, the right to receive a specific allocation of performance share units under the PSU Program occurs only at the end of the four-year vesting period. On June 1, 2020, MorphoSys established a Performance Share Unit Program (PSU Program) for one member of the Management Board. The terms and conditions were identical to those of the April 1, 2020 program. In March 2021, the terms of the Performance Share Unit Programs (PSU Programs) of April 1, 2020, and June 1, 2020, for the Management Board and certain employees of the Company (beneficiaries) were amended so that the number of performance share units still to be vested for the remaining three years is calculated on the basis of the performance criteria of the absolute performance of the MorphoSys share price and the relative performance of the MorphoSys share price compared to the performance of the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index. Previously, the number of performance share units earned in the first year was calculated on the basis of the performance criteria of the absolute and relative performance of the MorphoSys share price compared to the performance of the Nasdaq Biotech Index and the TecDAX Index. If the predefined performance criteria for the respective period are 100% met, 25% of the performance share units become vested in the first year, and 75% become vested during the remaining three-year vesting period. The modification of the program’s terms concerns the respective remaining vesting periods/performance periods of the programs for the subsequent three years as of April 1, 2021 and June 1, 2021. The approval of the Management Board and certain employees of the Company (beneficiaries) to the modified program terms was obtained by April 17, 2021. The modification of the programs had no material impact on the fair values of the performance shares or on the period over which the personnel expenses are allocated. In 2023, personnel expenses under the Group’s 2020 Performance Share Unit Program amounted to € 9,863 (2022: € (81,677); 2021: € 1,083,058). 2021 Performance Share Unit Program On April 1, 2021, MorphoSys established a Performance Share Unit Program (PSU Program) for the Management Board and certain employees of the Company (beneficiaries). The program is considered a cash-settled, share-based payment and is accounted for accordingly. The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was April 19, 2021; the vesting period/performance period is four years. If the predefined performance criteria for the respective period are 100% met, 25% of the performance share units become vested in each year of the four-year vesting period. The number of performance share units to be vested is calculated on the basis of the performance criteria of the absolute share price development of the MorphoSys share, the relative development of the MorphoSys share price compared to the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index and an assessment of the employee engagement. The performance criteria can be met each year up to a maximum of 200%. If the defined performance criteria are met by less than 0% in any one year, no performance share units will be earned for that year. However, the right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/performance period. After the end of the four-year vesting period, there is a three-month period during which the performance shares can be transferred from the Company to the beneficiaries. MorphoSys reserves the right to settle the PSU program at the end of the vesting period in MorphoSys AG’s own ordinary shares equal to the amount of the performance share units earned. The currently available treasury stock is not sufficient to settle the vested awards. MorphoSys therefore accounts for the plan only as a cash-settled share-based payment. In the event of a departure from the Company, the beneficiaries generally retain the performance share units that have vested by the time of their departure. The Company Group Management Report Financial Statements Additional Information 148 ›› Notes

In the event of a termination of a beneficiary for reasons of conduct or a revocation of the appointment of a member of the Management Board for reasons constituting good cause within the meaning of Section 626 (2) of the German Civil Code (BGB), all performance share units forfeit without entitlement to compensation. If an accumulated period of absence of more than twelve months occurs during the four-year vesting period/ performance period, 1/48 of the performance share units are forfeited for each month of absence. A period of absence is defined as an absence due to illness or a period of inactive service or employment without continued payment of remuneration. If a change of control occurs during the four-year vesting period, all performance share units will become fully vested. In this case, the right to receive a specific allocation of performance share units under the PSU Program occurs only at the end of the four-year vesting period. On October 1, 2021, MorphoSys established a Performance Share Unit Program (PSU Program) for certain employees of the Company who are not members of the Executive Committee. The terms and conditions were identical to those of the April 1, 2021 program. The grant date was October 20, 2021. In 2023, personnel expenses under the Group’s 2021 Performance Share Unit Program amounted to € 1,302,782 (2022: € (444,524); 2021: € 701,136). 2022 Performance Share Unit Program On June 1, 2022, MorphoSys established a Performance Share Unit Program (PSU Program) for the Management Board and certain employees of the Company (beneficiaries). The program is considered a cash-settled, share-based payment and is accounted for accordingly. The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was June 15, 2022. The vesting period/performance period is four years. If the predefined performance criteria for the four-year period are 100% met, 100% of the performance share units become vested in the four-year vesting period. The number of performance share units to be vested is calculated on the basis of the performance criteria of the relative development of the MorphoSys share price compared to the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index, the achievement of Development Milestones and an assessment of the employee engagement. The performance criteria can be met up to a maximum of 200%. If the defined performance criteria are met by less than 0%, no performance share units will be earned for the four-year assessment period. The right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/ performance period. After the end of the four-year vesting period, there is a three-month period during which the earned performance shares are transferred from the Company to the beneficiaries by means of a cash settlement. MorphoSys reserves the right to settle the PSU program at the end of the vesting period in MorphoSys AG’s ordinary shares equal to the amount of the performance share units earned. The currently available treasury stocks are likely not sufficient to settle the vested awards. MorphoSys therefore accounts for the plan as a cash-settled share-based payment in accordance with IFRS 2. In the event of a departure from the Company, beneficiaries generally retain the performance share units that have vested by the time of their departure. In the event of the termination of a beneficiary’s employment for reasons of conduct, or a revocation of the appointment of a member of the Management Board for reasons constituting good cause as defined by Section 626 (2) of the German Civil Code (BGB), all performance share units are forfeited without entitlement to compensation. If a change of control occurs during the four-year vesting period, all performance share units will become fully vested. In this case, the right to receive a specific allocation of performance share units under the PSU program occurs only at the end of the four-year vesting period. As of June 1, 2022, a total of 696,622 performance share units were granted to beneficiaries, of which 242,104 performance share units to the Management Board, 84,208 performance share units to other members of the Executive Committee and 370,310 performance share units to certain employees of the Company who are not members of the Management Board or Executive Committee. For the calculation of the personnel expenses from share-based compensation, it was assumed for the PSU program 2022 that 25 % of beneficiaries would leave the Company during the four-year period. On October 1, 2022, MorphoSys established a Performance Share unit Program (PSU Program) for certain employees of the Company and for members of the Executive Committee. The terms and conditions were identical to those of the June 1, 2022 program. A total of 40,414 performance share units were granted to beneficiaries, of which 16,666 performance share units to members of the Executive Committee and 23,748 performance share units to certain employees of the Company who are not members of the Management Board or Executive Committee. The grant date was October 18, 2022. In 2023, personnel expenses under the Group’s 2022 Performance Share Unit Program amounted to € 9,720,070 (2022: € 2,946,000, 2021: €—). 2023 Performance Share Unit Program On April 1, 2023, MorphoSys established a Performance Share Unit Program (PSU Program) for the Management Board and certain employees of the Company (beneficiaries). The program is considered a cash-settled, share-based payment and is accounted for accordingly. The PSU program is a performance-based program and is paid out in cash subject to the fulfillment of predefined performance criteria. The grant date was April 18, 2023. The vesting period/performance period is four years. If the The Company Group Management Report Financial Statements Additional Information 149 ›› Notes

predefined performance criteria for the four-year period are 100% met, 100% of the performance share units become vested in the four-year vesting period. The number of performance share units to be vested is calculated on the basis of the performance criteria of the relative development of the MorphoSys share price compared to the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index, the achievement of Development Milestones and an assessment of the employee engagement. The performance criteria can be met up to a maximum of 200%. If the defined performance criteria are met by less than 0%, no performance share units will be earned for the four-year assessment period. The right to receive a certain cash settlement from the PSU program does not arise until the end of the four-year vesting period/ performance period. After the end of the four-year vesting period, there is a three-month period during which the earned performance shares are transferred from the Company to the beneficiaries by means of a cash settlement. MorphoSys reserves the right to settle the PSU program at the end of the vesting period in MorphoSys AG’s ordinary shares equal to the amount of the performance share units earned. The currently available treasury stocks are likely not sufficient to settle the vested awards. MorphoSys therefore accounts for the plan as a cash-settled share-based payment in accordance with IFRS 2. In the event of a departure from the Company, beneficiaries generally retain the performance share units that have vested by the time of their departure. In the event of the termination of a beneficiary’s employment for reasons of conduct, or a revocation of the appointment of a member of the Management Board for reasons constituting good cause as defined by Section 626 (2) of the German Civil Code (BGB), all performance share units are forfeited without entitlement to compensation. If a change of control occurs during the four-year vesting period, all performance share units will become fully vested. In this case, the right to receive a specific allocation of performance share units under the PSU Program occurs only at the end of the four-year vesting period. As of April 1, 2023, a total of 982,783 performance share units were granted to beneficiaries, of which 241,666 performance share units to the Management Board, 130,000 performance share units to other members of the Executive Committee and 611,117 performance share units to certain employees of the Company who are not members of the Management Board or Executive Committee. For the calculation of the personnel expenses from share-based compensation, it was assumed for the PSU program 2023 that 25% of beneficiaries would leave the Company during the four-year period. On October 1, 2023, MorphoSys established a Performance Share Unit Program (PSU Program) for the Management Board and certain employees of the Company (beneficiaries). The terms and conditions were identical to those of the April 1, 2023 program. A total of 40,086 performance share units were granted to beneficiaries, of which 28,571 performance share units to the Management Board and 11,515 performance share units to certain employees of the Company who are not members of the Management Board or Executive Committee. The grant date was October 24, 2023. In 2023, personnel expenses under the Group’s 2023 Performance Share Unit Program amounted to € 10,337,432 (2022: € —; 2021: € —) Long-Term Cash Incentive Plan (CLTI Plan) On April 30, 2020, MorphoSys US Inc. established a long- term cash incentive plan (CLTI plan) for certain employees of MorphoSys US Inc. (beneficiaries). The holding period/ performance period expired on March 31, 2023. The performance criteria were based on the performance of MorphoSys US Inc. and the share price performance of MorphoSys AG during the annual performance period. The fulfillment of these performance criteria was set at 49%. Taking these conditions into account, a payout amount of € 178,790 resulted and the corresponding obligation was fulfilled in 2023. In 2023, personnel expenses of the Group from the MorphoSys US Inc. 2020 CLTI plan amounted to € (131,585) (2022: € 42,585; 2021: € 117,395). For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes. The Company Group Management Report Financial Statements Additional Information 150 ›› Notes

The Company Group Management Report **Financial Statements** Additional Information 151
›› Notes

### Development of Cash-Settled Programs and Fair Value

The table below shows the development of the Performance Share Unit Programs and the Restricted Stock Unit Plans in the financial year 2023.

| | MorphoSys US Inc. – April 2020 Restricted Stock Unit Plan | MorphoSys US Inc. – October 2020 Restricted Stock Unit Plan | April 2020 Performance Share Unit Program | June 2020 Performance Share Unit Program | April 2021 Performance Share Unit Program | October 2021 Performance Share Unit Program | June 2022 Performance Share Unit Program | October 2022 Performance Share Unit Program | April 2023 Performance Share Unit Program | October 2023 Performance Share Unit Program |
|---|---|---|---|---|---|---|---|---|---|---|
| **Outstanding on January 1, 2023** | 11,597 | 3,232 | 24,453 | 8,361 | 99,549 | 4,373 | 609,869 | 40,414 | 0 | 0 |
| Granted | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 982,783 | 40,086 |
| Exercised | (10,719) | (2,628) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Forfeited | (878) | (604) | (98) | 0 | (1,785) | 0 | (47,724) | (1,828) | (38,413) | 0 |
| Expired | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **Outstanding on December 31, 2023** | **0** | **0** | **24,355** | **8,361** | **97,764** | **4,373** | **562,145** | **38,586** | **944,370** | **40,086** |
| Exercisable on December 31, 2023 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Weighted-average Exercise Price (€) | n/a | n/a | n/a | n/a | n/a | n/a | n/a | n/a | n/a | n/a |

The fair values of the performance share units of the 2020, 2021, 2022 and 2023 PSU Programs are determined using a Monte Carlo simulation. The expected volatility is based on the development of the share price volatility of the last four years. The calculation of fair values equally considered the performance criteria of the absolute performance of MorphoSys shares, the relative performance compared to the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index, and an evaluation of employee engagement. The parameters and the fair value of each program are listed in the table below.

The Company Group Management Report Financial Statements Additional Information 152
›› Notes

| | April 2020 Performance Share Unit Program | June 2020 Performance Share Unit Program | April 2021 Performance Share Unit Program | October 2021 Performance Share Unit Program | June 2022 Performance Share Unit Program | October 2022 Performance Share Unit Program | April 2023 Performance Share Unit Program | October 2023 Performance Share Unit Program |
|---|---|---|---|---|---|---|---|---|
| Share Price in € on December 31, 2023 | 34.00 | 34.00 | 34.00 | 34.00 | 34.00 | 34.00 | 34.00 | 34.00 |
| Exercise Price in € | n/a | n/a | n/a | n/a | n/a | n/a | n/a | n/a |
| Expected Volatility of the MorphoSys share in % | 76.43 | 76.43 | 79.21 | 73.66 | 65.29 | 62.92 | 59.28 | 57.35 |
| Expected Volatility of the EURO STOXX Total Market Pharmaceuticals & Biotechnology Index in % | 19.14 | 19.14 | 18.66 | 18.38 | 17.67 | 16.94 | 17.71 | 17.93 |
| Remaining Performance Term of Program in Years | 0.25 | 0.42 | 1.25 | 1.75 | 2.42 | 2.75 | 3.25 | 3.75 |
| Dividend Yield in % | n/a | n/a | n/a | n/a | n/a | n/a | n/a | n/a |
| Risk-free Interest Rate in % | 3.56 | 3.51 | 2.93 | 2.55 | 2.32 | 2.29 | 2.22 | 2.13 |
| **Fair Value on December 31, 2023, in €** | **0.01** | **1.77** | **15.55** | **22.82** | **24.64** | **22.83** | **21.03** | **25.28** |

## 5.3 Related Parties

Related parties are legal entities or individuals that can influence MorphoSys AG and its subsidiaries or are subject to control, joint control or significant influence by MorphoSys AG or its subsidiaries. These include, in particular, associates accounted for using the equity method. In addition to the members of the Management Board and the Supervisory Board, related parties who hold a key position in MorphoSys AG as the parent company of the Group also include all persons at the management level below. Key management personnel from the Group's perspective comprises those persons who direct and control the significant part of the Group's activities. Therefore, in addition to the Management Board and the Supervisory Board, the other members of the Executive Committee are considered to be key management personnel from the perspective of MorphoSys AG.

Balances and transactions between the Company and its fully consolidated subsidiaries, which constitute related parties, have been eliminated in the course of consolidation and are not commented on in this Note. Details of transactions between the Group and other related parties are disclosed below.

### Related Entity

In 2023, revenues of € 3.8 million and cost reimbursements of € 5.8 million were recognized with the associated company under the underlying license agreements. As of December 31, 2023, trade receivables from associated companies amounted to € 0.5 million. For the terms and conditions related to these transactions, refer to Note 4.12.

### Related Person

The Group engages in business relationships with members of the Management Board, the Supervisory Board and the other members of the Executive Committee as related parties responsible for the planning, management and monitoring of the Group. In addition to cash compensation, the Group has granted the Management Board performance shares. The tables below show the shares held and equity-settled stock options and performance shares from LTI plans that are part of share-based plans by the members of the Management Board and Supervisory Board (or by parties closely associated to them), as well as the changes in their ownership during the 2023 financial year.

Related parties that can be influenced by the Group or can have a significant influence on the Group can be divided into subsidiaries, members of the Supervisory Board, members of management in key positions and other related entities.

Shares 1/1/2023 Additions Sales 12/31/2023 Management Board         Jean-Paul Kress, M.D. 0 0 0 0 Sung Lee1 2,250 — — — Charlotte Lohmann2 1,168 157 0 1,325 Dr. Lucinda Crabtree3 — 0 0 0 Total 3,418 157 0 1,325 Supervisory Board Marc Cluzel, M.D., Ph.D. 4,500 4,025 0 8,525 Michael Brosnan** 5,000 0 0 5,000 Sharon Curran 0 0 0 0 George Golumbeski, Ph.D. 0 0 0 0 Andrew Cheng, M.D., Ph.D. 0 0 0 0 Krisja Vermeylen 2,000 1,000 0 3,000 Total 11,500 5,025 0 16,525 **Michael Brosnan holds 20,000 ADSs, i.e. 5,000 shares converted in ordinary shares. Stock Options 1/1/2023 Additions Adjustment due to Performance Criteria4 Forfeitures Exercises 12/31/2023 Management Board           Jean-Paul Kress, M.D. 81,989 0 (24,543) 0 0 57,446 Sung Lee1 0 — — — — — Charlotte Lohmann2 4,595 0 (1,493) 0 0 3,102 Lucinda Crabtree, Ph.D.3 — 0 0 0 0 0 Total 86,584 0 (26,036) 0 0 60,548 The Company Group Management Report Financial Statements Additional Information 153 ›› Notes

The Company | Group Management Report | Financial Statements » Notes | Additional Information | 154

**Performance Shares from LTI plans**

| | 1/1/2023 | Additions | Adjustment due to Performance Criteria[4] | Forfeitures | Conversion to Shares | 12/31/2023 |
|---|---|---|---|---|---|---|
| **Management Board** | | | | | | |
| Jean-Paul Kress, M.D. | 0 | 0 | 0 | 0 | 0 | 0 |
| Sung Lee[1] | 0 | — | — | — | — | — |
| Charlotte Lohmann[2] | 626 | 0 | (469) | 0 | (157) | 0 |
| Lucinda Crabtree, Ph.D.[3] | — | 0 | 0 | 0 | 0 | 0 |
| **Total** | **626** | **0** | **(469)** | **0** | **(157)** | **0** |

[1] Sung Lee resigned as a member of the Management Board with effect from the end of March 17, 2023. Changes after his departure from the Management Board are not presented.
[2] With effect as of March 1, 2023, Charlotte Lohmann has been appointed as a member of the Management Board and Chief Legal Officer until the end August 31, 2023. Opening and closing balances presented in the tables were held by Charlotte Lohmann correspondingly before and after she was appointed as a member of the Management Board.
[3] Lucinda Crabtree joined the Management Board of MorphoSys AG effective August 8, 2023.
[4] Adjustment due to established performance criteria. For performance criteria that have not been met, a target achievement of 100% is assumed.

MorphoSys does not award any long-term variable remuneration component to the Supervisory Board.

The remuneration system for the Management Board meets the requirements of the German Stock Corporation Act and the German Corporate Governance Code and is intended to further a sustainable and long-term development of the Company and MorphoSys-Group. The Management Board's total remuneration consists of several components, including fixed compensation, an annual cash bonus that is dependent upon the achievement of corporate targets (short-term incentives – STI), variable compensation components with long-term incentives (LTI) and other remuneration components. The variable remuneration components with long-term incentive consist of a long-term incentive plan (LTI Plan) in form of the performance share unit program. In previous years, stock options under the Company's stock option programs and performance shares under the Company's performance share plans have also been issued to Management Board members. In addition to fixed base remuneration, Management Board members receive standard fringe benefits, which mainly include the professional and private use of company cars, contributions to or reimbursement of costs for health, social and accident insurance, reimbursement of costs for legal advice related to service agreements, and dual residences. All total compensation packages are reviewed annually by the Compensation and Nomination Committee for scope and appropriateness and compared with the outcome of an annual Executive Board compensation analysis. The remuneration of the Management Board members is based largely on the duties of the respective Management Board member, the financial situation and the performance and business of the Company. All resolutions on the remuneration of the Management Board members are passed by the full Supervisory Board. The Management Board's total remuneration package and the pension contracts were thoroughly reviewed and then adjusted by the Supervisory Board in 2022 and 2023.

The Management Board members generally participate in a pension plan in form of a provident fund. The provident fund takes out a reinsurance policy that funds the pension benefits. In addition, the Management Board members also receive an amount equal to up to 10% of their fixed annual (gross) base salary, which is intended to be used by the Management Board members for their individual retirement plans. This amount may also be invested in a pension plan. Jean-Paul Kress, M.D., also has the option to use both payments, however, up to a maximum of 10% of his fixed annual (gross) base salary, for his individual retirement plans.

Management Board members who also have a company pension plan as part of their deferred remuneration (direct insurance) also receive an allowance for this Company pension plan. The pension scheme for individual Management Board members may be differently structured in exceptional cases, e.g., in case a Management Board member is resident abroad.

If a Management Board member's service contract terminates due to death, the member's spouse or life partner is entitled to the fixed monthly salary for the month of death and the 12 months thereafter.

The Company Group Management Report **Financial Statements** Additional Information 155
›› Notes

In the event of (i) a change of control and (ii) a material reduction of the area of responsibilities within one year after the change of control, the members of the Management Board, Jean-Paul Kress, M.D. and Lucinda Crabtree, Ph.D., are entitled to resign from the office as member of the Management Board and simultaneously terminate the service agreement against the payment of the outstanding fixed salary and annual bonus for the remainder of the fixed contract period, however, that such amount shall not exceed twice the annual remuneration.

The Performance Share Unit Programs also provide for the right of the Management Board members and/or the Company to forfeit all unexercised performance share units in return for a compensation payment in the amount of the respective offer price in the event of a voluntary takeover bid or a mandatory offer. In addition, in such a case all granted stock options, performance share units and performance shares will generally vest with immediate effect and can be exercised after expiry of the statutory waiting periods, whereby a change of control has occurred when (i) MorphoSys transfers assets or a substantial portion of its assets to unaffiliated third parties, (ii) MorphoSys merges with an unaffiliated company, (iii) an agreement pursuant to Section 291 AktG is entered into with MorphoSys as a dependent company, MorphoSys is integrated under Section 319 AktG or (iv) a shareholder or third party holds 30% or more of MorphoSys's shares and/or voting rights.

In 2023, the STI 2022 was paid out. Financial and non-financial performance indicators were set for the STI 2022. The financial performance indicator included the financial performance indicators as presented in the management report. The non-financial ones included commercial, development and business development related targets. These performance indicators resulted in a weighted target achievement of 159.71%.

For the fiscal year 2023, the members of the Management Board were granted a total compensation (in accordance with HGB) of € 8,279,615 (2022: € 9,159,782), consisting of performance-unrelated remuneration of € 1,955,735 (2022: € 2,738,488), performance-related remuneration of € 1,898,880 (2022: € 1,821,294) as well as long-term incentive compensation of € 4,425,000 (2022: € 4,600,000) in the form of share-based compensation. The latter represents the fair value upon grant date. In 2022, termination benefits to members of the Management Board were recognized in the amount of € 0 (2022: € 320,248).

As of March 17, 2023, Sung Lee resigned from his position as CFO and as a member of the Management Board. The performance share units allocated to him will be granted in full, subject to the fulfillment of all other plan conditions.

Charlotte Lohmann was appointed as member of the Management Board and Chief Legal Officer with effect as of March 1, 2023, until the end of August 31, 2023.

On March 14, 2023, MorphoSys announced that Lucinda Crabtree, Ph.D., will join as Chief Financial Officer and member of the Management Board. She has been appointed as a Management Board member with effect as of August 8, 2023.

As of April 1, 2023, the Management Board was granted 241,666 Performance Share Units. The fair value as of December 31, 2023, amounts to € 21.03. As of October 1, 2023, the Management Board was granted 28,571 Performance Share Units. The fair value as of December 31, 2023, amounts to € 25.28.

For the individualized Management Board compensation, refer to the separately available remuneration report.

In the years 2023 and 2022, there were no other long-term benefits in accordance with IAS 24.17 (c) accruing to the Management Board or Supervisory Board. No benefits upon termination of service in accordance with IAS 24.17 (d) were accrued for the Supervisory Board in the years 2023 and 2022.

Compensation (in accordance with HGB) to former members of the Management Board, including bonus payments and other severance related items, amounted to € 0.9 million in 2023 (2022: € 1.4 million).

The compensation of the members of the Executive Committee consists of fixed compensation components (annual base compensation, customary fringe benefits and pension contributions), an annual bonus (STI) and a performance-based multi-year compensation (LTI), the Performance Share Unit Program ("PSUP") for members in Germany and the Restricted Stock Unit Program ("RSUP") for the member in the USA.

The total compensation for key management personnel (Management Board and members of the Executive Committee) in 2023 and 2022 were as follows.

| in € | 2023 | 2022 |
|---|---|---|
| Total Short-Term Employee Benefits | 7,857,680 | 7,847,207 |
| Total Post-Employment Benefits | 416,054 | 405,922 |
| Total Termination Benefits | 0 | 320,248 |
| Total Share-Based Payment | 10,060,828 | 1,317,464 |
| **Total Compensation** | **18,334,562** | **9,890,841** |

As of December 31, 2023, there were accrued personnel expenses of € 3.7 million for payments to key management personnel for performance-related remuneration and non-current provisions of € 9.1 million for long-term incentive compensation (December 31, 2022: € 3.1 million and € 2.0 million, respectively).

The total remuneration for the Supervisory Board, excluding reimbursed travel costs, in 2023 and 2022 was as follows.

The Company | Group Management Report | Financial Statements » Notes | Additional Information | 156

| in € | Fixed Compensation 2023 | 2022 | Attendance Fees[1] 2023 | 2022 | Total Compensation 2023 | 2022 |
|---|---|---|---|---|---|---|
| Marc Cluzel, M.D., Ph.D. | 104,210 | 104,210 | 56,000 | 45,200 | 160,210 | 149,410 |
| Michael Brosnan | 67,026 | 57,284 | 49,937 | 34,000 | 116,963 | 91,284 |
| Sharon Curran | 56,663 | 45,284 | 36,000 | 27,200 | 92,663 | 72,484 |
| George Golumbeski, Ph.D. | 69,289 | 70,926 | 30,800 | 29,200 | 100,089 | 100,126 |
| Andrew Cheng, M.D., Ph.D. | 45,284 | 28,240 | 34,800 | 12,400 | 80,084 | 40,640 |
| Wendy Johnson | 0 | 19,302 | 0 | 20,400 | 0 | 39,702 |
| Krisja Vermeylen | 57,284 | 57,284 | 39,200 | 32,000 | 96,484 | 89,284 |
| **Total** | **399,756** | **382,530** | **246,737** | **200,400** | **646,493** | **582,930** |

[1] The attendance fee contains expense allowances for the attendance at the Supervisory Board and the Committee meetings.

No other agreements currently exist with present or former members of the Supervisory Board.

As of December 31, 2023, the members of the Executive Committee (excluding the Management Board) held 10,589 stock options, 47,916 restricted shares and 0 performance shares granted by the Company.

In 2023, performance share units under a new performance share unit program as well as restricted stock units under a new restricted stock unit plan were issued to the members of the Executive Committee (excluding the Management Board) (see Note 5.2).

Since April 1, 2023, the members of the Executive Committee (excluding the Board of Management) have a three-year period to exercise in total 1,220 stock options which have been granted to them under the 2019 SOP-Plan, which grant the same amount of subscription rights in shares of the Company. By December 31, 2023, no stock options have been exercised and thus, no shares were transferred.

On April 1, 2023, a total of 157 shares from the 2019 LTI Plan (performance share plan) were allocated to the members of the Executive Committee (excluding the Management Board), who were given the option to receive the shares within a six-month period. By December 31, 2023, 314 shares have been transferred.

6 Additional Notes 6.1 Obligations arising from Leases and Other Contracts The future minimum payments under non-cancelable leases of low-value assets, performance share unit programs and contracts for insurance and other services on December 31, 2023 were as follows: in 000' € Leases of Low-Value Assets and Short-Term Leases Share-based payment programs Other Total Less than 1 Year 0 1,113 1,883 2,996 Between One and Five Years 0 48,346 5,791 54,137 More than 5 Years 0 0 0 0 Total 0 49,459 7,674 57,133 As of December 31, 2022, these future minimum payments were as follows: in 000' € Leases of Low-Value Assets and Short-Term Leases Share-based payment programs Other Total Less than 1 Year 0 200 1,098 1,298 Between One and Five Years 3 9,300 13,499 22,802 More than 5 Years 0 0 0 0 Total 3 9,500 14,597 24,100 The Company Group Management Report Financial Statements Additional Information 157 ›› Notes

The Company Group Management Report **Financial Statements** Additional Information 158
›› Notes

Additionally, the Company has contracts for outsourced studies whereas the services have not been rendered as of December 31, 2023, and which could result in future payment obligations. These amounts could be shifted or substantially lower due to changes in the study timeline or premature study termination.

| in million € | 2023 | 2022 |
|---|---|---|
| Less than 1 Year | 133.7 | 228.4 |
| Between One and Five Years | 143.0 | 214.1 |
| More than 5 Years | 0.0 | 0.0 |
| **Total** | **276.7** | **442.5** |

For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.

## 6.2 Contingent Liabilities

Contingent liabilities are potential obligations from past events that exist only when the occurrence of one or more uncertain future events – beyond the Company's control – is confirmed. Current obligations can represent a contingent liability if it is not probable enough that an outflow of resources justifies the recognition of a provision. Moreover, it is not possible to make a sufficiently reliable estimate of the sum of obligations.

The Management Board is unaware of any proceedings that may result in a significant obligation for the Group or lead to a material adverse effect on the Group's net assets, financial position or results of operations.

If certain milestones are achieved by MorphoSys (for example, submitting an investigational new drug (IND) application for specific target molecules), this may trigger milestone payments to licensors of up to an aggregate of US$ 236.5 million (€ 214.0 million) related to regulatory events or the achievement of sales targets.

Monjuvi®'s product sales trigger percentage-based royalty payments.

Obligations may arise from enforcing the Company's patent rights versus third parties. It is also conceivable that competitors may challenge the patents of the MorphoSys Group or that MorphoSys may come to the conclusion that its patents or patent families have been infringed upon by competitors. This could prompt MorphoSys to take legal action against competitors or lead competitors to file counterclaims against MorphoSys. Currently, there are no specific indications such obligations have arisen.

The assessment of potentially uncertain tax positions included the tax treatment of the financial liability from future payments to Royalty Pharma. In contrast to IFRS accounting, a deferred income item was recognized for tax purposes, which will be realized over the term of the underlying license agreements. The Company assumes that the tax authorities will share this assessment and that this will not be objected in a future tax audit. Due to the remaining uncertainty and the significance of the potential tax risk, we reported a contingent income tax liability in accordance with IFRIC 23.A5, IAS 12.88 and IAS 37. A different tax assessment would have a significant impact in the form of an additional tax payment. For tax purposes, deferred income for the obligations to Royalty Pharma amounted to € 786.4 million as of December 31, 2023 and the associated contingent tax liability upon non-acceptance of the deferral including interest effects amounts to € 226.8 million.

For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.

## 6.3 Additional Disclosures for Financial Instruments

### Fair Value Hierarchy and Measurement Methods

The fair value is the price that would be achieved for the sale of an asset in an arm's length transaction between independent market participants or the price to be paid for the transfer of a liability (disposal or exit price).

Fair value is a market-based, not an entity-specific measurement. The fair value of non-financial assets is based on the best use of the asset by a market participant. For financial instruments, the use of bid prices for assets and ask prices for liabilities is permitted but not required if those prices best reflect the fair value in the respective circumstances. For simplification, mid rates are also permitted.

MorphoSys applies the following hierarchy in determining and disclosing the fair value of financial instruments:

Level 1: Quoted (unadjusted) prices in active markets for identical financial assets or liabilities to which the Company has access.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the financial asset or the financial liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3: Inputs for the financial asset or the financial liability that are not based on observable market data (that is, unobservable inputs).

### Hierarchy Level 1

The fair value of financial instruments traded in active markets is based on the quoted market prices on the reporting date. A market is considered active if quoted prices are available from an exchange, dealer, broker, industry group, pricing service, or regulatory body that is easily and regularly accessible, and prices reflect current and regularly occurring market transactions at arm's length conditions. For assets held by the Group, the appropriate quoted market price is the buyer's bid price.

Hierarchy Levels 2 and 3 The fair value of financial instruments not traded in active markets can be determined using valuation methods. In this case, fair value is determined using the results of a valuation method that makes maximum use of market data and relies as little as possible on not observable market data. If all significant inputs required for measuring fair value by using valuation methods are observable, the instrument is allocated to Hierarchy Level 2. If significant inputs are not based on observable market data, the instrument is allocated to Hierarchy Level 3. Hierarchy Level 2 contains foreign exchange forward agreements to hedge exchange rate fluctuations, term deposits as well as restricted cash. Future cash flows for these foreign exchange forward agreements are determined based on forward exchange rate curves. The fair value of these instruments corresponds to their discounted cash flows. The fair value of the term deposits and restricted cash is determined by discounting the expected cash flows using term-specific and risk-adjusted market interest rates. Hierarchy Level 3 financial assets comprise equity investments, financial assets and financial liabilities from collaborations, financial assets which are part of other receivables (anti-dilution right HI-Bio), financial assets from Escrow accounts, the debt component of the convertible bond as well as financial liabilities from future payments to Royalty Pharma. For appraising the fair value of the financial assets from restricted escrow accounts (these are accounted for at fair value through profit or loss), the expected cash inflows were probability adjusted depending on the occurrence of certain conditions and discounted using market interest rates of the obligated contract party. The underlying valuations are generally carried out by employees in the finance department who report directly to the Chief Financial Officer. The valuation process and results are reviewed and discussed among the persons involved on a regular basis. For the purpose of determining the fair value of financial assets from collaborations, expected cash inflows are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account Incyte’s credit risk. The fair value of the debt component of the convertible bond is determined based on the contractual cash flows (interest and principal), that are discounted using market interest rates of financial instruments with a comparable currency and maturities, taking into account MorphoSys' credit risk. For further information on the assumptions and estimates used to derive the cash flows from the HI-Bio anti-dilution right, as well as a sensitivity analysis of the main estimates and assumptions, please refer to Note 4.5. In order to determine the fair value of the non-current financial liabilities from collaborations for disclosure purposes (these are accounted for at amortized cost using the effective interest method), the expected cash outflows are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account MorphoSys' credit risk. For determining the fair value of the non-current financial liabilities for future payments to Royalty Pharma for disclosure purposes (these are accounted for at amortized cost using the effective interest method), the expected cash outflows from the planned royalty and milestone payments as well as the payments on the development funding bond to Royalty Pharma are discounted using market interest rates of financial instruments with comparable currencies and maturities, taking into account MorphoSys' credit risk. For further information on the assumptions and estimates made to derive the cash flows from the financial assets and liabilities from collaborations and the financial liabilities from future payments to Royalty Pharma, as well as a sensitivity analysis of the significant estimates and assumptions of the financial liabilities recognized at amortized cost whose fair value is assigned to hierarchy level 3, please refer to Note 4.19 and 4.20. Reclassifications between the hierarchy levels are generally taken into account as of the reporting dates. In 2023 and 2022, no transfers were made between the fair value hierarchy levels. The carrying amounts of current financial assets and liabilities at amortized cost approximate their fair values given their short maturities. The table below shows the fair values of financial assets and liabilities and the carrying amounts presented in the consolidated balance sheet. The Company Group Management Report Financial Statements Additional Information 159 ›› Notes

The Company | Group Management Report | Financial Statements | Additional Information | 160
›› Notes

| December 31, 2023; in 000' € | Classification Financial Instrument | Carrying Amount | Fair Value | Hierarchy Level |
|---|---|---|---|---|
| Cash and Cash Equivalents | AC | 158,500 | * | * |
| Other Financial Assets | | 520,845 | | |
| thereof Money Market Funds | FVTPL | 234,094 | 234,094 | 1 |
| thereof Fixed Term Deposits | AC | 285,984 | * | * |
| thereof Financial Asset from Escrow Account | FVTPL | 768 | 768 | 3 |
| Accounts Receivable | AC | 32,094 | * | * |
| Financial Assets from Collaborations | FVTPL | 3,410 | 3,410 | 3 |
| Other Receivables | | 1,496 | | |
| thereof Anti-Dilution Right HI-Bio | FVTPL | 0 | 0 | 3 |
| thereof Non-Financial Assets | n/a | 1,496 | n/a | n/a |
| Prepaid Expenses and Other Assets | | 30,323 | | |
| thereof Non-Financial Assets | n/a | 30,323 | n/a | n/a |
| **Current Financial Asset** | | **714,849** | | |
| Other Financial Assets | | 1,134 | | |
| thereof Financial Asset from Escrow Account | FVTPL | 1,134 | 1,134 | 3 |
| Prepaid Expenses and Other Assets | | 7,341 | | |
| thereof Restricted Cash | AC | 1,217 | 1,217 | 2 |
| thereof Non-Financial Assets | n/a | 6,124 | n/a | n/a |
| **Non-Current Financial Asset** | | **2,351** | | |
| **Total** | | **717,200** | | |
| Accounts Payable and Accruals | | (109,805) | | |
| thereof Accounts Payable | FLAC | (28,388) | * | * |
| thereof Non-Financial Liabilities | n/a | (81,417) | n/a | n/a |
| Bonds | FLAC | (1,638) | * | * |
| Financial Liabilities from Collaborations | FLAC | (5,527) | * | * |
| Financial Liabilities from Future Payments to Royalty Pharma | FLAC | (119,811) | * | * |
| **Current Financial Liabilities** | | **(155,364)** | | |
| Bonds | FLAC | (244,021) | (244,818) | 3 |
| Financial Liabilities from Collaborations | FLAC | (108,869) | (93,354) | 3 |
| Financial Liabilities from Future Payments to Royalty Pharma | FLAC | (1,316,353) | (1,318,880) | 3 |
| **Non-Current Financial Liabilities** | | **(1,669,243)** | | |
| **Total** | | **(1,824,607)** | | |

* For these instruments the carrying amount is a reasonable approximation of fair value.

The Company Group Management Report **Financial Statements** Additional Information 161
›› Notes

| December 31, 2022; in 000' € | Classification Financial Instrument | Carrying Amount | Fair Value | Hierarchy Level |
|---|---|---|---|---|
| Cash and Cash Equivalents | AC | 402,351 | * | * |
| Other Financial Assets | | 504,823 | | |
| thereof Money Market Funds | FVTPL | 14,622 | 14,622 | 1 |
| thereof Fixed Term Deposits | AC | 490,201 | * | * |
| thereof Financial Asset from Escrow Account | FVTPL | 0 | * | 3 |
| Accounts Receivable | AC | 91,231 | * | * |
| Financial Assets from Collaborations | FVTPL | 0 | 0 | 3 |
| Other Receivables | | 12,852 | | |
| thereof Anti-Dilution Right HI-Bio | FVTPL | 9,832 | 9,832 | 3 |
| thereof Financial Assets | FVTPL | 0 | 0 | 3 |
| thereof Non-Financial Assets | n/a | 3,020 | n/a | n/a |
| Prepaid Expenses and Other Assets | | 0 | | |
| thereof Non-Financial Assets | n/a | 0 | n/a | n/a |
| **Current Financial Asset** | | **1,008,237** | | |
| Other Financial Assets | AC | 0 | 0 | 2 |
| thereof Financial Asset from Escrow Account | FVTPL | 0 | * | 3 |
| Prepaid Expenses and Other Assets | | 8,729 | | |
| thereof Restricted Cash | AC | 1,324 | 1,324 | 2 |
| thereof Non-Financial Assets | n/a | 7,405 | n/a | n/a |
| **Non-Current Financial Asset** | | **1,324** | | |
| **Total** | | **1,009,561** | | |
| Accounts Payable and Accruals | | (157,270) | | |
| thereof Accounts Payable | FLAC | (38,579) | * | * |
| thereof Non-Financial Liabilities | n/a | (118,691) | n/a | n/a |
| Bonds | FLAC | (2,031) | * | * |
| Financial Liabilities from Collaborations | FLAC | (2,514) | * | * |
| Financial Liabilities from Future Payments to Royalty Pharma | FLAC | (102,171) | * | * |
| **Current Financial Liabilities** | | **(145,295)** | | |
| Bonds | FLAC | (291,647) | (277,166) | 3 |
| Financial Liabilities from Collaborations | FLAC | (217,826) | (167,984) | 3 |
| Financial Liabilities from Future Payments to Royalty Pharma | FLAC | (1,398,303) | (1,290,475) | 3 |
| **Non-Current Financial Liabilities** | | **(1,907,776)** | | |
| **Total** | | **(2,053,071)** | | |

*For these instruments the carrying amount is a reasonable approximation of fair value.

The totals of the carrying amounts of the financial instruments per measurement category are shown in the following overview. in 000' € 12/31/2023 12/31/2022 Financial Assets FVTPL FVTPL 239,406 24,454 Financial Assets AC AC 477,795 985,107 Financial Liabilities FLAC FLAC -1,824,607 -2,053,071 The development of the fair values of financial assets measured at fair value and allocated to hierarchy level 3 is shown in the following reconciliation. in 000' € Financial Asset from Escrow Account Anti-Dilution Right HI-Bio Shares in Affiliated Companies < 20 % at Fair Value Balance as of January 1, 2023 — 9,832 0 Additions 1,854 0 0 Gains/(losses) recognized in other comprehensive income 0 — 6,272 Gains/(losses) recognized in profit or loss statement 47 -4,251 0 Reclassification to investment in associates 0 -5,581 0 Reclassification hierarchy levels 0 0 0 Disposals 0 0 -6,272 Balance as of December 31, 2023 1,901 — — in 000' € Financial Asset from Escrow Account Anti-Dilution Right HI-Bio Shares in Affiliated Companies < 20 % at Fair Value Balance as of January 1, 2022 — — 0 Additions — 10,377 0 Gains/(losses) recognized in other comprehensive income — 0 0 Gains/(losses) recognized in profit or loss statement — -386 0 Reclassification to investment in associates — -160 0 Reclassification hierarchy levels — 0 0 Disposals — 0 0 Balance as of December 31, 2022 — 9,832 0 The Company Group Management Report Financial Statements Additional Information 162 ›› Notes

The Company Group Management Report **Financial Statements** Additional Information 163
›› Notes

### Equity Investments

Since July 2018, MorphoSys held an investment in adivo GmbH. During the 2023 financial year, all shares in this investment, which was accounted for at fair value through other comprehensive income, were sold. The gain on the disposal amounted to € 6.3 million and was recognized in equity. The amount was reclassified from Other Comprehensive Income to the capital reserve (2022: € 0.0 million). This corresponds to a fair value before sale of € 6.7 million. As of December 31, 2022, the fair value of the investment was measured at € 0.0 million.

In the 2023 and 2022 financial years, no dividends from the investments were recognized in profit or loss.

### Net Result according to Measurement Categories

The following net gains or losses resulted from financial instruments in the financial year.

| in 000' € | 2023 | 2022 | 2021 |
|---|---|---|---|
| FVTPL | 9,553 | 7,051 | 10,983 |
| AC | 19,095 | 9,064 | 9,824 |
| FLAC | 39,065 | 231,387 | (104,568) |
| **Total** | **67,713** | **247,502** | **(83,761)** |

The net gains on financial assets at fair value through profit or loss (FVTPL) resulted from valuation effects from changes in the fair value of financial assets from collaborations and money market funds. Net losses on financial assets at amortized cost (AC) resulted from the application of the effective interest method for the term deposits, exchange rate fluctuations and risk provisions. The category financial liabilities at amortized cost (FLAC) includes the gains and losses from fair value changes due to changes in planning estimates and the effective interest rate from the financial liabilities from collaborations as well as from the application of the effective interest rate method for the financial liabilities from future payments to Royalty Pharma and the convertible bonds.

The gross interest income and expenses from financial assets and liabilities measured at amortized cost are shown in the following table.

| in 000' € | 2023 | 2022 | 2021 |
|---|---|---|---|
| Interest Income AC | 18,316 | 4,618 | 723 |
| Interest Expenses AC | (21) | (1,580) | (2,415) |
| Interest Income FLAC | 0 | 0 | 0 |
| Interest Expenses FLAC | (76,499) | (102,144) | (62,252) |
| **Total** | **(58,204)** | **(99,106)** | **(63,944)** |

For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes.

## 6.4 Financial Risk Management

Due to its operating activities with regard to assets, liabilities and planned transactions, the Group is exposed in particular to risks from the default of a contractual party (credit risk), from the non-fulfilment of liabilities (liquidity risk) and from market risks, in particular from changes in exchange rates and interest rates. The aim of the risk management is to limit these risks through ongoing operational and finance-oriented activities.

### 6.4.1 Credit Risk

Financial instruments in which the Group may have a credit risk are mainly cash and cash equivalents, other financial assets, derivative financial instruments and accounts receivable. The Group's cash, cash equivalents and other financial assets are mainly denominated in euros and US dollars. Other financial assets are high quality assets. Cash, cash equivalents and other financial assets are generally held at numerous reputable financial institutions in Europe and the United States. With respect to its positions, the Group continuously monitors the financial institutions that are its counterparties to the financial instruments, as well as their creditworthiness, and does not anticipate any risk of non-performance.

The changes in risk provisions (see Note 2.6.1) recognized in the statement of profit or loss for the financial years 2023, 2022 and 2021 under the item impairment losses on financial assets were determined based on the rationale that negative values represent additions and positive values represent reversals of risk provisions. There were no write-offs in the 2023 financial year. In the general impairment model, the risk provision is recognized for financial assets at amortized cost - cash and cash equivalents, parts of other financial assets (term deposits) - and in the simplified impairment model for accounts receivable.

General Impairment Model Simplified Impairment Model Totalin 000' € Stage 1 Stage 2 Stage 3 Stage 2 Stage 3 Balance as of January 1, 2022 (685) 0 0 (360) 0 (1,045) Unused Amounts Reversed 685 0 0 360 0 1,045 Increase in Impairment Losses for Credit Risks recognized in Profit or Loss during the Year (697) 0 0 (414) 0 (1,111) Change between Impairment Stages 0 0 0 0 0 0 Amounts written off during the Year as uncollectible 0 0 0 0 0 0 Balance as of December 31, 2022 (697) 0 0 (414) 0 (1,111)   Balance as of January 1, 2023 (697) 0 0 (414) 0 (1,111) Unused Amounts Reversed 697 0 0 414 0 1,111 Increase in Impairment Losses for Credit Risks recognized in Profit or Loss during the Year (229) 0 0 (166) 0 (395) Change between Impairment Stages 0 0 0 0 0 0 Amounts written off during the Year as uncollectible 0 0 0 0 0 0 Balance as of December 31, 2023 (229) 0 0 (166) 0 (395) The Company Group Management Report Financial Statements Additional Information 164 ›› Notes

The Company Group Management Report **Financial Statements** Additional Information
›› Notes
165

The gross carrying amounts of the Group's financial assets by credit risk rating class are as follows.

| Financial Assets as of December 31, 2023 | Internal Credit Rating | Basis for Recognition of Expected Credit Loss Provision | Gross Carrying Amount (in 000' €) |
|---|---|---|---|
| Cash and Cash Equivalents | low | Expected Twelve-Month Loss | 158,511 |
| Term Deposits | low | Expected Twelve-Month Loss | 286,185 |
| Accounts Receivable | low | Lifetime Expected Credit Losses | 32,260 |

| Financial Assets as of December 31, 2022 | Internal Credit Rating | Basis for Recognition of Expected Credit Loss Provision | Gross Carrying Amount (in 000' €) |
|---|---|---|---|
| Cash and Cash Equivalents | low | Expected Twelve-Month Loss | 402,353 |
| Term Deposits | low | Expected Twelve-Month Loss | 490,881 |
| Accounts Receivable | low | Lifetime Expected Credit Losses | 91,645 |

The Group is also exposed to credit risk from debt instruments that are measured at fair value through profit or loss. This includes the items "Financial Assets at Fair Value through Profit or Loss" and "Financial Assets from Collaborations." As of December 31, 2023, the maximum credit risk corresponded to the carrying amounts of these items amounting to € 238.3 million (December 31, 2022: € 14.6 million).

One of the Group's policies requires that all customers who wish to transact business on credit undergo a credit assessment based on external ratings. Nevertheless, the Group's revenue and accounts receivable are still subject to credit risk from customer concentration. The Group's single most significant customer accounted for € 14.4 million of accounts receivables as of December 31, 2023 (December 31, 2022: € 51.4 million), or 45% of the Group's total accounts receivable at the end of 2023. The Group's top three customers individually accounted for 47%, 16% and 15% of the total revenue in 2023.

As of December 31, 2022, 56% of the Group's accounts receivable balance related to a single customer; of the total revenue in 2022, three customers individually accounted for 35%, 15% and 12%.

The maximum credit risk (equal to the carrying amount) for rent deposits and other deposits on the reporting date amounted to € 1.2 million (December 31, 2022: € 1.3 million).

### 6.4.2 Liquidity Risk

Liquidity risk arises primarily from accounts payable, lease liabilities (refer to Note 4.9), bonds, financial liabilities from collaborations and financial liabilities from future payments to Royalty Pharma. Liquidity risk is managed on the basis of balance sheet and profit and loss figures. This is done by means of liquidity planning for the current year on a monthly basis, for the three subsequent years on an annual basis and a monthly target/actual comparison. The top priority is always to ensure sufficient liquidity so that all payment obligations can be met.

The following table shows the maturities of the cash flows of accounts payable and bonds at the balance sheet date. For the financial liabilities from collaborations, the non-discounted, future planned half profit sharing payments from Incyte for the sales of Monjuvi® in the U.S. are presented. The financial liabilities from future payments to Royalty Pharma include the undiscounted, planned net sales in the coming years. There is no cash inflow and outflow at MorphoSys as the agreed percentage royalties and milestones are paid directly by Janssen, GSK and Roche to Royalty Pharma. Refer to Note 4.9 for the contractual cash flows of lease liabilities.

The Company Group Management Report **Financial Statements** » Notes Additional Information 166

| in '000 €; due on December 31, 2023 in | Less than 1 Year | Between One and Five Years | More than 5 Years | Total |
|---|---|---|---|---|
| Accounts Payable | 28,388 | 0 | 0 | 28,388 |
| Bonds | 1,638 | 263,738 | 0 | 265,376 |
| Financial Liabilities from Collaborations | 5,665 | 55,936 | 88,087 | 149,688 |
| Financial Liabilities from Future Payments to Royalty Pharma | 123,453 | 1,126,359 | 710,567 | 1,960,379 |

| in '000 €; due on December 31, 2022 in | Less than 1 Year | Between One and Five Years | More than 5 Years | Total |
|---|---|---|---|---|
| Accounts Payable | 38,579 | 0 | 0 | 38,579 |
| Bonds | 2,031 | 329,063 | 0 | 331,094 |
| Financial Liabilities from Collaborations | 2,588 | 67,784 | 225,172 | 295,544 |
| Financial Liabilities from Future Payments to Royalty Pharma | 105,525 | 780,755 | 1,250,387 | 2,136,667 |

There were no financial instruments pledged as collateral as of December 31, 2023.

### 6.4.3 Market Risk

Market risk represents the risk that changes in market prices, such as foreign exchange rates, interest rates or equity prices, will affect the Group's results of operations or the value of the financial instruments held. The Group is exposed to both currency and interest rate risks.

#### Currency Risk

The consolidated financial statements are prepared in euros. Both revenues and expenses of the Group are incurred in euros and US dollars. Throughout the year, the Group monitors the necessity to hedge foreign exchange rates to minimize currency risk and addresses this risk by using derivative financial instruments.

The use of derivatives is subject to a Group guideline approved by the Management Board, which represents a written guideline for dealing with derivatives. In accordance with the Group's hedging policy, only highly probable future cash flows and clearly determinable receivables that can be realized within a period of twelve months are hedged. MorphoSys enters into foreign exchange option and forward exchange contracts to hedge its foreign exchange exposure arising from U.S. dollar cash flows.

The Group's exposure to foreign currency risk based on the carrying amounts of the items is shown in the table below.

| as of December 31, 2023; in '000 € | US$ | Other |
|---|---|---|
| Cash and Cash Equivalents | 19,927 | 0 |
| Accounts Receivable | 23,468 | 0 |
| Financial Assets from Collaborations | 3,410 | 0 |
| Accounts Payable and Accruals | (38,262) | (15) |
| Financial Liabilities from Collaborations | (114,395) | 0 |
| **Total** | **(105,852)** | **(15)** |

| as of December 31, 2022; in '000 € | US$ | Other |
|---|---|---|
| Cash and Cash Equivalents | 15,986 | 0 |
| Accounts Receivable | 77,045 | 0 |
| Accounts Payable and Accruals | (97,946) | (56) |
| Financial Liabilities from Collaborations | (220,339) | 0 |
| **Total** | **(225,254)** | **(56)** |

The Company Group Management Report **Financial Statements** » Notes Additional Information 167

The financial liabilities from future payments to Royalty Pharma are dependent on future royalty income, which is determined on the basis of sales in U.S. dollars. The transfer of assigned license revenues is settled in euros. Refer to Note 4.20 for a sensitivity analysis on the impact of a change in the foreign exchange rate.

Different foreign exchange rates and their impact on financial assets and liabilities were simulated in a sensitivity analysis to determine the effects on profit or loss. Positive amounts would increase a consolidated net profit or decrease a consolidated net loss. Negative amounts would decrease a consolidated net profit or increase a consolidated net loss.

| in million € | 2023 | 2022 | 2021 |
|---|---|---|---|
| Increase of the Euro by 10% | 7.3 | 15.6 | 39.3 |
| Decrease of the Euro by 10% | (9.3) | (19.7) | (48.0) |

### Interest Rate Risk

The Group's risk exposure to changes in interest rates mainly relates to fixed-term deposits and corporate bonds. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these securities. The Group's investment focus places the safety of an investment ahead of its return and the ability to plan future cash flows. Interest rate risks are limited because all securities can be liquidated within a maximum of two years and due to the mostly fixed interest rates during the term in order to ensure that planning is possible. In addition, changes in interest rates may affect the fair value of financial assets from collaborations.

Different interest rates and their effect on existing other financial assets with variable interest rates and on financial assets from collaborations were simulated in a sensitivity analysis in order to determine the effect on profit or loss. Positive amounts would increase a consolidated net profit or decrease a consolidated net loss. Negative amounts would decrease a consolidated net profit or increase a consolidated net loss.

| in million € | 2023 | 2022 | 2021 |
|---|---|---|---|
| Increase of the variable Interest Rate by 0.5% | 2.4 | 2.4 | 0.8 |
| Decrease of the variable Interest Rate by 0.5% | (2.4) | (2.4) | (0.8) |

The Group is currently not subject to significant interest rate risks from the account payables reported on the balance sheet.

### 6.4.4 Capital Management

The Management Board's policy for capital management is to preserve a strong and sustainable capital base in order to maintain the confidence of investors, business partners, and the capital market and to support future business development and to safeguard its ability to continue as a going concern. As of December 31, 2023, the equity ratio was 2.4% (December 31, 2022: 6.6%; see also the following overview).

| in 000' € | 12/31/2023 | 12/31/2022 |
|---|---|---|
| Stockholders' Equity | 49,049 | 157,410 |
| In % of Total Capital | 2.4 | 6.6 |
| Total Liabilities | 1,977,262 | 2,239,523 |
| In % of Total Capital | 97.6 | 93.4 |
| **Total Capital** | **2,026,311** | **2,396,932** |

MorphoSys actively manages its cash and investments to primarily ensure liquidity and principal preservation while seeking to maximize returns. MorphoSys' cash and short-term investments are located at several banks. Financial investments are made in investment instruments having at minimum a Standard & Poor's rating (or equivalent) of at least A-.

No minimum capital requirements are stipulated in MorphoSys' Articles of Association. The Company has obligations to issue shares out of conditional and authorized capital relating to the exercise of stock options and restricted stock units on the basis of share-based payment transactions (refer to Notes 5.1 and 5.2).

There are no liabilities to banks.

## 6.5 Disclosures to Statement of Cash Flows – Net Debt Reconciliation

The following overview contains the presentation and development of the liabilities from financing activities. "Amortizations from Effective Interest Method," "Changes from Adjustments to Planning Assumptions" and "Transfer of Assigned License Revenues to Royalty Pharma" include non-cash movements, including accrued interest expense.

The Company Group Management Report Financial Statements » Notes Additional Information 168

| in 000' € | Lease Liabilities | Bonds | Financial Liabilities from Collaborations | Financial Liabilities from Future Payments to Royalty Pharma | Total |
|---|---|---|---|---|---|
| Balance as of January 1, 2022 | (42,584) | (283,208) | (514,362) | (1,256,176) | (2,096,329) |
| Cash Flows | 4,446 | 2,032 | 0 | (295,421) | (288,943) |
| New Leases | (6,224) | 0 | 0 | 0 | (6,224) |
| Disposal Leases | 0 | 0 | 0 | 0 | 0 |
| Amortizations from Effective Interest Method | (1,051) | (12,502) | (22,969) | (78,418) | (114,940) |
| Gain on Repurchase from Convertible Bond | 0 | 0 | 0 | 0 | 0 |
| Changes from Adjustments to Planning Assumptions | 0 | 0 | 354,390 | 28,285 | 382,675 |
| Transfer of Assigned License Revenues to Royalty Pharma | 0 | 0 | 0 | 96,897 | 96,897 |
| Value adjustment | 0 | 0 | 0 | 0 | 0 |
| Foreign Currency Translation Differences | (368) | 0 | (37,399) | 4,358 | (33,409) |
| **Balance as of December 31, 2022** | **(45,781)** | **(293,678)** | **(220,340)** | **(1,500,475)** | **(2,060,273)** |
| | | | | | |
| Balance as of January 1, 2023 | (45,781) | (293,678) | (220,340) | (1,500,475) | (2,060,273) |
| Cash Flows | 8,581 | 42,679 | 2,382 | 0 | 53,642 |
| New Leases | (1,505) | 0 | 0 | 0 | (1,505) |
| Disposal Leases | 0 | 0 | 0 | 0 | 0 |
| Amortizations from Effective Interest Method | (924) | (11,053) | (8,823) | (89,037) | (109,837) |
| Gain on Repurchase from Convertible Bond | 0 | 16,393 | 0 | 0 | 16,393 |
| Changes from Adjustments to Planning Assumptions | 0 | 0 | 104,669 | 23,746 | 128,415 |
| Transfer of Assigned License Revenues to Royalty Pharma | 0 | 0 | 0 | 110,957 | 110,957 |
| Value adjustment | 27,054 | 0 | 0 | 0 | 27,054 |
| Foreign Currency Translation Differences | 150 | 0 | 7,716 | 18,644 | 26,510 |
| **Balance as of December 31, 2023** | **(12,425)** | **(245,659)** | **(114,395)** | **(1,436,164)** | **(1,808,643)** |

The "Transfer of Assigned License Revenues to Royalty Pharma" include transactions whereas Janssen directly transfers to Royalty Pharma the settlement amount without influence by MorphoSys on timing and/or amount. As MorphoSys has not received or paid cash for these assigned license revenues, the related amounts have neither been included in the operating nor in the financing cash flow, respectively.

## 6.6 Geographical Disclosures

A total of € 90.6 million (December 31, 2022: € 142.7 million) of the Group's non-current assets, excluding deferred tax assets, are located in Germany and € 1,121.7 million in the USA (December 31, 2022: € 1,165.2 million). Of the Group's investments, € 2.9 million (2022: € 15.2 million) were made in Germany and € 0.0 million (2022: € 0.0 million) in the USA. In accordance with internal definitions, investments solely include additions to property, plant and equipment and intangible assets not related to leases and business combinations.

## 6.7 Corporate Governance

The Group has submitted the Declaration of Conformity with the recommendations of the Government Commission on the German Corporate Governance Code for the 2023 financial year under Section 161 of the German Stock Corporation Act (AktG). This declaration was published on the Group's website (https://www.morphosys.com/en/

investors/corporate-governance) on November 29, 2023, and made permanently available to the public. 6.8 Research and Development Agreements The Group has entered some research and development agreements. The following information describes the agreements that have a material effect on the Group and the developments under the research and development agreements in the 2023 financial year. 6.8.1 Proprietary Clinical Development Partnerships in the 2023 financial year existed with (in alphabetical order) Incyte, Pfizer and Xencor. In January 2020, MorphoSys and Incyte announced that the companies had signed a collaboration and license agreement for the continued global development and commercialization of MorphoSys’s proprietary anti-CD19 antibody tafasitamab. A detailed description of the agreement can be found in Note 4.19. In June 2010, MorphoSys and the U.S.-based biopharmaceutical company Xencor signed an exclusive global licensing and cooperation agreement under which MorphoSys received exclusive global licensing rights to tafasitamab, the antibody for the treatment of cancer and other indications. The companies jointly conducted a Phase 1/2a trial in the U.S. in patients with chronic lymphocytic leukemia. MorphoSys was solely responsible for the further clinical development after the successful completion of the Phase 1 clinical trial and commercialization. Upon signing the license and cooperation agreement, Xencor received a payment of US$ 13.0 million (€ 10.5 million) from MorphoSys. Xencor also received milestone payments from MorphoSys totaling US$ 65.5 million (€ 53.8 million). These payments were then capitalized under in-process R&D programs. Xencor was entitled to development, regulatory and commercially related milestone payments. Furthermore, Xencor was also eligible to receive tiered royalty payments of tafasitamab in the mid single-digit to sub-teen double- digit percentage range based upon net sales of licensed antibody sold by us or our licensees. Our royalty obligations were on country-by-country basis until the later to occur of the expiration of the last valid claim in the licensed patent covering tafasitamab in such country, or 11 years after the first sale thereof following marketing authorization in such country. In November 2020, MorphoSys, Incyte and Xencor announced a clinical collaboration agreement to study the combination of tafasitamab, plamotamab and lenalidomide in patients with r/r DLBCL, first-line DLBCL and r/r FL. In May 2022, Xencor announced the start of a Phase 2 combination study of the CD3xCD20 bispecific antibody plamotamab in combination with tafasitamab and lenalidomide in patients with relapsed or refractory DLBCL. In January 2023, Xencor announced that the company is winding down and ending enrollment in the Phase 2 study due to challenges with patient accrual in lymphoma. In June 2022, MorphoSys, Incyte, and Pfizer announced a clinical trial collaboration and supply agreement to investigate the immunotherapeutic combination of Pfizer’s maplirpacept (TTI-622), a novel SIRPα-Fc fusion protein, and tafasitamab plus lenalidomide in patients with relapsed or refractory DLBCL who are not eligible for ASCT. Under the terms of the agreement, Pfizer initiated a multicenter, international Phase 1b/2 study of maplirpacept (TTI-622) with tafasitamab and lenalidomide. MorphoSys and Incyte provide tafasitamab for the study. The study is sponsored and funded by Pfizer and is conducted in North America, Europe, and Asia-Pacific. In February 2024, Incyte obtained exclusive rights worldwide to tafasitamab. Incyte will assume full responsibility and cover all costs going forward for the development and commercialization of the asset. As part of the sale and transfer of tafasitamab to Incyte, Incyte also assumed the Collaboration and License Agreement with Xencor. For the effects from the agreements with Novartis regarding the potential business combination of MorphoSys via a voluntary takeover offer and with Incyte on the sale of tafasitamab on February 5, 2024, please refer to the section "6.9 - Subsequent events" of the notes. 6.8.2 Clinical Development Through Partners Through some commercial partnerships, MorphoSys receives various types of payments that are spread over the duration of the agreements or recognized in full as revenue as predefined targets and milestones are reached. These payments include payments upon signature, annual license fees in exchange for access to MorphoSys’s technologies and payments for funded research to be performed by MorphoSys on behalf of the partner. MorphoSys is also entitled to milestone payments and royalties on product sales for specific antibody programs. Prior to the 2023 financial year, active collaborations with a number of partners had already ended. However, drug development programs initiated in the active phase are designed so that they can be continued by the partner and, therefore, still result in performance-based payments for the achievement of the defined milestones. In November 2017, MorphoSys announced it had signed an exclusive regional licensing agreement with I-Mab to develop and commercialize felzartamab in mainland China, Taiwan, Hong Kong and Macao. Felzartamab is MorphoSys’s proprietary antibody targeting CD38. Under the terms of the agreement, I-Mab has the exclusive right for the later development and commercialization of felzartamab in the agreed regions. In November 2017, MorphoSys received a payment of US$ 20.0 million (€ 16.8 million) and until 2023 milestone payments of US$ 8.0 million (€ 7.1 million). MorphoSys is also entitled to receive additional success- based clinical and commercial milestone payments from I- Mab of up to roughly US$ 90.5 million (approximately € 81.9 million). In addition, MorphoSys will be entitled to receive double- digit, staggered royalties on the net sales of felzartamab in the agreed regions. I-Mab is investigating felzartamab in a Phase 3 clinical study in Greater China in combination with lenalidomide plus dexamethasone in r/r multiple myeloma. I-Mab is also evaluating felzartamab as a potential third- The Company Group Management Report Financial Statements Additional Information 169 ›› Notes

line therapy in r/r multiple myeloma in a Phase 2 trial. Both studies are considered pivotal in the agreed regions. In June 2022, MorphoSys entered into an equity participation agreement and license agreement with HI-Bio to allow HI-Bio to develop and commercialize felzartamab. Under the terms of the agreements, HI-Bio will obtain exclusive rights to develop and commercialize felzartamab across all indications worldwide, with the exception of Greater China. As part of the agreements, MorphoSys will receive an equity stake in HI-Bio, along with certain equity earn-in provisions and standard investment rights. MorphoSys will also be represented as a member of HI-Bio’s Board of Directors. On achievement of development, regulatory and commercial milestones, MorphoSys will be eligible to receive payments from HI-Bio of up to US$ 500.0 million (€ 452.5 million), in addition to tiered, single- to low double-digit royalties on net sales of felzartamab. HI-Bio will assume full responsibility for future development and commercialization expenses. In November 2018, MorphoSys announced the signing of an exclusive strategic development collaboration and regional licensing agreement with I-Mab for MOR210/TJ210. I-Mab has exclusive rights to develop and market MOR210/TJ210 in mainland China, Hong Kong, Macao, Taiwan and South Korea. MorphoSys received an upfront payment of US$ 3.5 million (€ 3.1 million) and until 2023 milestone payments of US$ 2.5 million (€ 2.1 million). MorphoSys is further eligible to receive performance-related clinical and sales-based milestone payments of up to US$ 99.0 million (€ 89.6 million). In addition, MorphoSys will receive tiered royalties in the mid-single-digit percentage range of net sales of MOR210/TJ210 in I-Mab’s territories. In return for conducting a successful clinical proof of concept trial, I- Mab is entitled to low-single-digit royalties on net sales of MOR210/TJ210 outside the I-Mab territory, as well as staggered shares of proceeds from the further out-licensing of MOR210. In June 2022, MorphoSys entered into an equity participation agreement and license agreements with HI- Bio to allow HI-Bio to develop and commercialize MOR210/ HIB210. Under the terms of the agreement, HI-Bio will obtain exclusive rights to develop and commercialize MOR210/ HIB210 across all indications worldwide, with the exception of Greater China and South Korea. On achievement of development, regulatory and commercial milestones, MorphoSys will be eligible to receive payments from HI-Bio of up to US$ 500.0 million (€ 452.5 million), in addition to tiered, single- to low double-digit royalties on net sales of MOR210/HIB210. HI-Bio will assume full responsibility for future development and commercialization expenses. Upon signing, MorphoSys also received an upfront payment of US$ 15.0 million (€ 13.6 million) for MOR210/HIB210.The Group’s alliance with Novartis AG for the research and development of biopharmaceuticals came to an end in November 2017. The collaboration began in 2004 and led to the creation of several ongoing therapeutic antibody programs against a number of diseases, amongst others, Ianalumab (VAY736) and CMK389/NOV-8. MorphoSys receives performance-based milestones contingent upon the successful clinical development and regulatory approval of several products. In addition to these payments, MorphoSys is also entitled to royalties on any future product sales. In December 2022, MorphoSys announced that its fully owned subsidiary Constellation Pharmaceuticals, Inc. has entered into a global licensing agreement with Novartis to research, develop and commercialize its preclinical inhibitors of a novel cancer target. Novartis will assume full responsibility for all subsequent research, development and commercialization activities for the program. As part of the agreement, MorphoSys received an immediate upfront payment of US$ 23.0 million (€ 20.8 million). On achievement of development, regulatory and commercial milestones, MorphoSys will be eligible to receive milestone payments from Novartis in addition to mid-single- to low- double-digit royalties on program net sales. 6.9 Subsequent Events In the first quarter of 2024, MorphoSys issued a further cash- settled share-based compensation program (Performance Share Unit Program - PSU program) for certain employees of the Company (beneficiaries). In addition, a new restricted stock unit plan was established in the first quarter of 2024 for certain employees of MorphoSys US Inc. and of Constellation Pharmaceuticals, Inc. (beneficiaries). Novartis Business Combination Agreement On February 5, 2024, MorphoSys announced that it entered into a Business Combination Agreement with Novartis BidCo AG (formerly known as Novartis data42 AG) and Novartis AG (hereinafter collectively referred to as “Novartis”) based on Novartis’ intention to submit a voluntary public takeover offer (the “Novartis Takeover Offer”) for all of MorphoSys’ outstanding common shares in exchange for payment of € 68.0 per share. Separately, MorphoSys entered into a purchase agreement (the "Purchase Agreement") with Incyte Corporation ("Incyte") to sell and transfer to Incyte all rights worldwide related to tafasitamab for a purchase price of $ 25.0 million. MorphoSys and Incyte have been collaborating on the development and commercialization of tafasitamab since 2020. Prior to this agreement, tafasitamab was co-marketed in the U.S. by MorphoSys and Incyte as Monjuvi® (tafasitamab-cxix) and outside the U.S. by Incyte as Minjuvi®. MorphoSys’ Management Board and Supervisory Board unanimously approved both agreements. Novartis intends to offer MorphoSys’ shareholders € 68.0 per share in cash, for a total equity value of € 2.7 billion. The offer price corresponds to a premium of 94% and 142% on the volume-weighted average price during the last month and three months as of the unaffected January 25, 2024 close, respectively – the day before rumors about a transaction first surfaced. It also represents a premium of 89% to the closing share price of January 25, 2024. Subject to a careful review of the offer document to be published by Novartis BidCo AG, MorphoSys’ Management Board and Supervisory Board intend to recommend the acceptance of the Novartis Takeover Offer. The Novartis Takeover Offer will contain customary closing conditions, in particular a minimum acceptance threshold of 65% of MorphoSys’ share capital and regulatory clearances. The The Company Group Management Report Financial Statements Additional Information 170 ›› Notes

closing is currently expected to take place in the first half of 2024. MorphoSys and Novartis agreed to take MorphoSys private promptly after the Novartis Takeover Offer has been settled. There is no assurance that the business combination will be consummated on the proposed terms, timing or at all. The offer document of the Novartis Takeover Offer will be published by Novartis BidCo AG at a later date in accordance with the provisions of the German Securities Acquisition and Takeover Act, after the German Federal Financial Supervisory Authority (“BaFin”) has approved the publication. Promptly after the offer document is published, MorphoSys’ Management Board and Supervisory Board will issue a joint reasoned statement in accordance with sec. 27 of the German Securities Acquisition and Takeover Act. In accordance with U.S. securities laws, Novartis BidCo AG and Novartis AG will file a Tender Offer Statement, which will include the offer document on Schedule TO, and MorphoSys will file a Solicitation/Recommendation Statement on Schedule with the U.S. Securities and Exchange Commission. The transaction would result in MorphoSys' common shares being acquired by Novartis in exchange for payment. Novartis offers a price per MorphoSys share which is significantly higher than the trading price of the MorphoSys shares prior to the announcement of the transaction. Management Board believes that the minimum acceptance threshold of 65% will be obtained and the change of control by Novartis will take place. Based on the Business Combination Agreement, Novartis undertakes to MorphoSys to use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to provide the MorphoSys Group with the financial resources required following completion of the Novartis Takeover Offer to enable the relevant MorphoSys Group companies pay any obligations arising from the implementation of the Novartis Takeover Offer as and when due, including any obligations for example, but not limited to, from the convertible bond and the obligations arising from the long-term incentive plans, each to the extent triggered by completion of the Novartis Takeover Offer. MorphoSys expects advisory fees triggered by completion of the Novartis Takeover Offer in a mid double-digit million Euro range. Based on the underlying contractual provisions, this potential change of control will have the following significant effects on the balance sheet and income statement of MorphoSys. Convertible Bond The non-subordinated, unsecured convertible bond placed in 2020 and partially redeemed via the modified reverse Dutch auction procedure amounted to 245.7 Mio. € (current and non-current portion) as of December 31, 2023. After the publication of the official takeover bid by Novartis, the bondholders have two options a) Bondholders can exercise their conversion right by submitting a conditional conversion notice, which will become effective once Novartis obtains the acceptance by more than 65% of MorphoSys’ share capital to receive ordinary shares based on an adjusted conversion price. Since the preliminary calculated adjusted conversion price is significantly in excess of the offered € 68.0 per share, there is no economic rationale to bondholders to exercise their conversion right. b) Bondholders can exercise their put right in the event of an acquisition of control (i.e., point in time Novartis takes over control over MorphoSys). Bonds will then be redeemed on the control record date at their principal amount plus accrued interest. Assuming June 30, 2024, as the date Novartis will takeover control over MorphoSys, the estimated cash payment of the notional amount and estimated accrued interest to bondholders will be approx. € 262.4 million. Share-based payment programs In the past, MorphoSys granted various share-based payment programs ("Long-Term Incentive Plans"), as presented in sections 5.1 and 5.2 of the notes to the financial statements, to selected beneficiaries. As outlined in the Business Combination Agreement, MorphoSys and Novartis commit to use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to ensure uncapped payouts of any long-term incentive plans active prior to signing of the Business Combination Agreement (the “Pre-2024 Long-Term Incentive Plans”) to Management Board members and all employees affected by any caps under German law. It will be offered to all beneficiaries to fully close out their still active Pre-2024 Long-Term Incentive Plans against payment of the offer price after the Novartis Takeover Offer. For certain Long-Term Incentive Plans for which MorphoSys assumed an equity settlement after the vesting period (refer to section 5.1 of the notes to the financial statements), this assumption will now need to be revised to a full cash- settlement, and the respective provisions for subsequent valuation are to be applied to these programs accordingly. MorphoSys currently expects that the Novartis takeover would result in an estimated amount of approximately € 134 million of additional expenses until the assumed change-of control event, thereof, approximately € 36 million are attributable to key management personnel. This estimation may change in the future depending on the further development of the circumstances. With regard to the obligations arising from other contracts (section 6.1), MorphoSys currently assumes that the payments of approximately € 168 million related to the still active "Pre-2024 Long-Term Incentive Plans" programs will be made with in calendar year 2024, after a successful change-of-control and delisting of MorphoSys. In case Management Board members or Group employees leave the Group following a completion of the Takeover The Company Group Management Report Financial Statements Additional Information 171 ›› Notes

Offer, MorphoSys assumes additional payouts in a mid double-digit million Euro range could occur associated with the programs granted in the first quarter 2024. The employment contracts of key management personnel include the option to terminate the employment relationship in the event of a transfer of control. In the event of termination of the employment contract, key management personnel are still entitled to salary and bonus payments. The company currently assumes that this could result in obligations of approx. € 7 million. Purchase Agreement with Incyte on the sale of tafasitamab As of February 5, 2024, Incyte obtained exclusive worldwide rights, assumed full responsibility and covers all costs going forward for the development and commercialization of tafasitamab for a total cash consideration (purchase price) of $ 25.0 million under the terms of the Purchase Agreement. Based on the Purchase Agreement, MorphoSys and Incyte agreed to transfer all relevant intellectual property rights in connection with tafasitamab to Incyte. The intangible assets relating to the underlying intellectual property rights capitalized in MorphoSys balance sheet as of February 5, 2024, amounted to approximately € 75 million. Furthermore, it was agreed that all commercial and clinical inventories in the amount of approximately € 61 million held by MorphoSys as of February 5, 2024, will also be transferred to Incyte. During the agreed transition period of 180 days, MorphoSys will provide certain transition services relating to the ongoing tafasitamab clinical and commercial activities to Incyte. Incyte will bear the cost associated with these transitional services as incurred. MorphoSys and Incyte have been collaborating on tafasitamab since 2020 under the Collaboration and License Agreement (refer to section 4.19). The Purchase Agreement with Incyte terminates this agreement as of February 5, 2024. Consequently, the balance sheet item "Financial Liability from Collaborations" in the amount of approximately € 116 million will be released. In total, MorphoSys expects a net profit of approximately € 8 million from this transaction, excluding the effects from the transition services to be rendered. Due to the Purchase Agreement with Incyte on the sale of tafasitamab, the obligations from future payments in connection with contracts for outsourced studies (refer to presentation section 6.1) will reduce by approx. € 129 million. Furthermore, MorphoSys will no longer be obliged to milestone payments to licensors in the amount of US$ 236.5 million (€ 214.0 million), which were presented as contingent liabilities as of December 31, 2023. As a consequence, MorphoSys will terminate the contracts with all customer-facing field sales employees in the U.S., which relates to approximately 7% of total MorphoSys Group's workforce. The financial impact of this decision mainly includes severance costs as decided by Management. The communication to the affected employees took place on February 22, 2024. The provision for the matter will amount to approximately € 5 million. Planegg, March 12, 2024 Jean-Paul Kress, M.D. Lucinda Crabtree, Ph.D. Chief Executive Officer Chief Financial Officer The Company Group Management Report Financial Statements Additional Information 172 ›› Notes

Responsibility Statement To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the Group’s net assets, financial position and results of operations, and the group management report provides a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the Group’s expected development. Planegg, March 12, 2024 Jean-Paul Kress, M.D. Lucinda Crabtree, Ph.D. Chief Executive Officer Chief Financial Officer The Company Group Management Report Financial Statements Additional Information 173 ›› Responsibility Statement

Glossary A ADS – American Depositary Share; share of a non-U.S. company that is held by a U.S. depositary bank and is traded at a stock exchange in the U.S. Antibody library – A collection of genes that encode corresponding human antibodies Antigen – Foreign substance stimulating antibody production; binding partner of antibody Anti-PLA2R antibody-positive membranous nephropathy – Autoimmune kidney disease ASCT – Autologous stem cell transplant; treatment of lymphomas using stem cells from a patient’s own body B B-cells – White blood cells, part of the immune system, capable of generating antibodies BET – Bromodomain and extra- terminal domain (BET) proteins BLA – Biologics License Application; request to the FDA for permission to introduce, or deliver for introduction, a biologic product into interstate commerce B-MIND – Study to evaluate bendamustine tafasitamab in DLBCL C C5a – Part of the immune system; involved in growth of certain cancers C5aR – Receptor for C5a CAR-T – CD19 chimeric antigen receptor T-cell CD19 – Potential therapeutic target for immunotherapy CD38 – Potential therapeutic target for immunotherapy Clinical trial – Clinical trials allow safety and efficacy data to be collected for new drugs or devices; depending on the type of product and the stage of its development, investigators enroll healthy volunteers and/or patients into small pilot studies initially, followed by larger-scale studies in patients CLL – Chronic lymphocytic leukemia; most common type of cancer of the blood and bone marrow, affecting the B-cells CR – Complete response D DLBCL – Diffuse large B-cell lymphoma, a subform of ›› NHL DoR – Duration of response E EMA – European Medicines Agency ET – Essential thrombocythemia EZH2 – Enzyme that suppresses target gene expression F FDA – Food and Drug Administration; U.S. federal agency for the supervision of food and drugs Felzartamab – human monoclonal HuCAL-IgG1 antibody directed against the target molecule CD38 firstMIND – Clinical Phase 1b study with tafasitamab in first-line patients with DLBCL FL – Follicular lymphoma frontMIND – Pivotal Phase 3 study with tafasitamab in first-line patients with DLBCL G GCP – Good Clinical Practice; an international ethical and scientific quality standard for designing, conducting, recording, and reporting trials that involve the participation of human subjects GDP – Good Distribution Practice; guidelines on quality standards for distribution of pharmaceutical products GLP – Good Laboratory Practice; a formal framework for the implementation of safety tests on chemical products GM-CSF – Granulocyte- macrophage colony-stimulating factor; underlying target molecule of otilimab GMP – Good Manufacturing Practice; term for the control and management of manufacturing and quality control testing of pharmaceutical products and medical devices GVP – Good Pharmacovigilance Practice; quality standard for monitoring the safety of medicinal products GxP – General abbreviation for the “Good Practice” quality guidelines and regulations H HDC – High-dose chemotherapy HuCAL – Human Combinatorial Antibody Library; proprietary antibody library enabling rapid generation of specific human antibodies for all applications I IFRS – International Financial Reporting Standards; accounting standards issued by the IASB and adopted by the EU IgAN – The most common form of glomerulonephritis IND – Investigational new drug; application for permission to test a new drug candidate on humans, i.e., in clinical studies inMIND – Phase 3 study with tafasitamab in patients with indolent lymphomas J JAK inhibitor – Janus kinase inhibitor; a type of immune- modulating medication L L-MIND – Study to evaluate lenalidomide in combination with tafasitamab in DLBCL M MAA – Marketing Authorization Application; application seeking permission to bring a medicinal product to the market in Europe Market capitalization – Value of a company’s outstanding shares, as measured by shares times current price MM – Multiple myeloma; type of cancer that develops in a subset of white blood cells called plasma cells that are formed in the bone marrow MN – Membranous nephropathy MRD – Minimal residual disease The Company Group Management Report Financial Statements Additional Information 180 ›› Glossary

Monjuvi® (tafasitamab-cxix) – First proprietary drug on the market; approved in the U.S. in July 2020 in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (›› DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplant (›› ASCT). Tafasitamab is co-marketed by Incyte and MorphoSys under the brand name Monjuvi® in the U.S., and marketed by Incyte under the brand name Minjuvi® in Europe and Canada. MZL – Marginal zone lymphoma N NDA – New Drug Application NHL – Non-Hodgkin’s lymphoma; diverse group of blood cancers that include any kind of lymphoma except Hodgkin’s lymphoma O ORR – Overall response rate OS – Overall survival P Pelabresib – A small molecule inhibiting the function of bromodomain and extra-terminal domain (BET) proteins PFS – Progression-free survival Pola-BR – Polatuzumab vedotin plus bendamustine and rituximab PR – Partial response R R-CHOP – Rituximab, cyclophosphamide, doxorubicin, vincristine, and prednisone; combination treatment with rituximab and combination chemotherapy as standard first- line treatment of ›› DLBCL RE-MIND2 – Retrospective observational study to compare the efficacy of tafasitamab in combination with lenalidomide in the L-MIND study against the most frequently used treatments in adult patients with relapsed or refractory diffuse large B-cell lymphoma Royalties – Percentage share of ownership of the revenue generated by drug products r/r – Relapsed or refractory S SAE – Serious adverse event SD – Stable disease SLL – Small lymphocytic lymphoma SOX – Sarbanes–Oxley Act of 2002 Splenomegaly – Increased spleen size T Tafasitamab – MOR208, formerly XmAb5574 Target – Target molecule for therapeutic intervention, e.g., on the surface of diseased cells T-cells – T-lymphocytes; a subtype of white blood cells that together with B-lymphocytes are responsible for the body’s immune defense TEAE – Treatment-emergent adverse event topMIND – Trial sponsored by Incyte evaluating tafasitamab in combination with parsaclisib for adults with r/r B-cell malignancies TSS50 – Total symptom score; a standard measure of symptom improvement in myelofibrosis Tulmimetostat – An inhibitor of the enhancer of zeste homolog 1 and 2 (EZH2 and EZH1) proteins Y Ylanthia – MorphoSys’ antibody platform The Company Group Management Report Financial Statements Additional Information 181 ›› Glossary

The Company Group Management Report Financial Statements **Additional Information** 182
›› List of Figures and Tables

# List of Figures and Tables

## Figures

| | | |
|---|---|---|
| **01** | *Performance of the MorphoSys Share in 2023* | 23 |
| **02** | *Performance of the MorphoSys Share 2019–2023* | 23 |
| **03** | *Total Headcount of the MorphoSys Group* | 42 |
| **04** | *Employees by Gender* | 43 |
| **05** | *Revenues by Region* | 46 |
| **06** | *Revenues by Categories* | 46 |
| **07** | *Monjuvi® Product Sales* | 46 |
| **08** | *Selected R&D Expenses* | 49 |
| **09** | *Risk and Opportunity Management System at MorphoSys* | 65 |
| **10** | *Compliance Management Program (CMP)* | 93 |

## Tables

| | | |
|---|---|---|
| **01** | *Key Data on the MorphoSys Share* | 24 |
| **02** | *Analyst Recommendations* | 25 |
| **03** | *Development of Financial Performance Indicators* | 31 |
| **04** | *Multi-Year Overview – Statement of Profit or Loss* | 52 |
| **05** | *Multi-Year Overview – Financial Situation* | 56 |
| **06** | *Balance Sheet Structure* | 57 |
| **07** | *Contractual Obligations* | 58 |
| **08** | *Comparison of Actual Business Results versus Forecasts* | 59 |
| **09** | *Risk Assessment Categories* | 67 |
| **10** | *Summary of MorphoSys' Key Opportunities* | 68 |
| **11** | *Overview of Risk Categories* | 69 |
| **12** | *Overview of MorphoSys' Most Significant Risks* | 71 |
| **13** | *Composition of the Supervisory Board until Termination of the 2023 Annual General Meeting* | 80 |
| **14** | *Composition of the Supervisory Board since Termination of the 2023 Annual General Meeting* | 81 |
| **15** | *Participation of Supervisory Board Members* | 83 |
| **16** | *Qualification Matrix* | 88 |
| **17** | *Managers' Transactions in 2023* | 90 |

Imprint MorphoSys AG Semmelweisstraße 7 82152 Planegg Germany Phone: +49 89 89927-0 Fax: +49 89 89927-222 E-Mail: info@morphosys.com Website: www.morphosys.com/en Investor Relations Phone: +49 89 89927-404 Fax: +49 89 89927-5404 E-Mail: investors@morphosys.com Concept and Design 3st kommunikation GmbH, Mainz Photography/Picture Credits Getty Images MorphoSys Editorial Office Götz Translations and Proofreading GmbH, Hamburg Typesetting and Lithography 3st kommunikation GmbH, Mainz Publication date March 13, 2024 This Annual Report is also available in German and can be downloaded from the Company’s website. For better readability, this report uses the masculine form only but refers equally to all genders. HuCAL® and Ylanthia® are registered trademarks of the MorphoSys Group. As of February 5, 2024, Monjuvi® and Minjuvi® are registered trademarks of Incyte. We also refer to trademarks of other corporations and organizations in this Annual Report. The Company Group Management Report Financial Statements Additional Information 183 ›› Imprint

Additional Information and Where to Find It The takeover offer described in this communication (the “Takeover Offer”) has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of MorphoSys AG (the “Company”). The final terms and further provisions regarding the Takeover Offer will be in the offer document once the publication of the offer document by Novartis BidCo AG (formerly known as Novartis data42 AG) (the “Bidder”) has been approved by the German Federal Financial Supervisory Authority (the “BaFin”), after which the offer document will be filed with the U.S. Securities and Exchange Commission (the “SEC”). A solicitation and an offer to buy shares of the Company will be made only pursuant the offer document. In connection with the Takeover Offer, the Bidder and Novartis AG will file a Tender Offer Statement on Schedule TO with the SEC (together with the offer document, an Offer to Purchase including the means to tender and other related documents, the “Takeover Offer Documents”), the Company’s management board and supervisory board will issue a joint reasoned statement in accordance with sec. 27 of the German Securities Acquisition and Takeover Act and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (together with the joint reasoned statement, the “Recommendation Statements”). THE COMPANY’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TAKEOVER OFFER DOCUMENTS AND THE RECOMMENDATION STATEMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TAKEOVER OFFER. The Takeover Offer Documents and the Recommendation Statements will be distributed to all stockholders of the Company in accordance with German and U.S. securities laws. The Tender Offer Statement on Schedule TO and the Solicitation/ Recommendation Statement on Schedule 14D-9 will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting the Bidder or the Company. Free copies of these materials and certain other offering documents will be made available on the Company’s website in English at morphosys.com/en/investors/Novartis- TakeoverOffer and in German at morphosys.com/de/investoren/ Novartis-TakeoverOffer, by mail to MorphoSys AG, Semmelweisstrasse 7, 82152 Planegg, Germany or by phone at +49 89 8992 7179. In addition to the Offer to Purchase, including the means to tender and certain other Takeover Offer Documents, as well as the Solicitation/Recommendation Statement, the Company files other information with the SEC. The Company’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov and are also available free of charge under the “SEC Filings” section of the Company’s website at www.morphosys.com/en/investors. In order to reconcile certain areas where German law and U.S. law conflict, Novartis AG and the Bidder expect to request no-action and exemptive relief from the SEC to conduct the Takeover Offer in the manner described in the offer document. Acceptance of the Takeover Offer by stockholders residing outside Germany and the United States of America may be subject to further legal requirements. With respect to the acceptance of the Takeover Offer outside Germany and the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction. Special Note Regarding Forward-Looking Statements This communication contains certain forward-looking statements concerning the Company, the Bidder and the Takeover Offer that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “goal,” “may,” “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. In this communication, the Company’s forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the Takeover Offer; statements about the expected timetable for the consummation of the Takeover Offer; the Company’s plans, objectives, expectations and intentions; and the financial condition, results of operations and business of the Company and Novartis AG. The forward-looking statements contained in this communication represent the judgment of the Company as of the date of this communication and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of the Company, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if the Company's results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the Takeover Offer; uncertainties as to how many of the Company’s stockholders will tender their stock in the Takeover Offer; the possibility that competing offers will be made; the possibility that various conditions for the Takeover Offer may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Takeover Offer; the effects of the Takeover Offer on relationships with employees, other business partners or governmental entities; that the Bidder and Novartis AG may not realize the potential benefits of the Takeover Offer; transaction costs associated with the Takeover Offer; that the Company’s expectations may be incorrect; the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements; the Company's reliance on collaborations with third parties; estimating the commercial potential of the Company’s development programs; and other risks indicated in the risk factors included in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20- F, as well as the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company and the Tender Offer Statement on Schedule TO and related Takeover Offer Documents to be filed by the Bidder and Novartis AG. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward- looking statements speak only as of the date of publication of this communication. The Company and the Bidder expressly disclaim any obligation to update any such forward-looking statements in this communication to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. The Company Group Management Report Financial Statements Additional Information 184 ›› Imprint

2024 Financial Calendar March 13, 2024 Publication of 2023 Year-End Results April 29, 2024 Publication of 2024 First Quarter Interim Statement August 7, 2024 Publication of 2024 Half-Year Report October 30, 2024 Publication of 2024 Third Quarter Interim Statement MorphoSys AG Semmelweisstraße 7 82152 Planegg Germany Phone: +49 89 89927-0 Fax: +49 89 89927-222 www.morphosys.com/en